Exhibit 99.1
Preliminary and Subject to Completion, dated October 13, 2015
, 2015
Dear Shareholder of Darden Restaurants, Inc.:
We are pleased to inform you that the board of directors of Darden Restaurants, Inc. (together with its consolidated subsidiaries, “Darden”) has approved a plan to transfer certain restaurant property real estate assets into Four Corners Property Trust, Inc. (together with its consolidated subsidiaries, “Four Corners”) and spin off Four Corners into an independent, publicly traded, self-administered company. Four Corners intends to elect and qualify to be subject to tax as a real estate investment trust effective January 1, 2016. Darden will not retain any interest in Four Corners at the completion of the spin-off.
Four Corners will lease substantially all of these restaurant properties to Darden through a series of triple-net leases with an average initial term of approximately fifteen years. Darden will continue to operate and manage both the properties that it leases from Four Corners and the properties that it retains ownership of (or a leasehold interest in) in order to provide high-quality in-restaurant dining experiences to consumers. We believe that Four Corners will be positioned to provide an attractive dividend to shareholders and grow through acquisitions, diversification, capital investments and rent escalation.
The spin-off will be completed by way of a pro rata distribution of all of the outstanding shares of Four Corners common stock to Darden shareholders of record as of the close of business on      , 2015, the record date for the spin-off. Each Darden shareholder will receive one share of Four Corners common stock for every three shares of Darden common stock held on the record date. The number of Darden shares you own will not change as a result of the spin-off. Four Corners has applied to list its common stock on the New York Stock Exchange under the symbol “FCPT.” Darden common stock will continue to be listed and traded on the New York Stock Exchange under the symbol “DRI.”
Following the close of the transaction, Darden initially expects to pay an annual dividend of at least $1.75 per share and Four Corners initially expects to pay an annual dividend of $1.35 per share (which, as a result of the ratio of one share of Four Corners common stock for every three shares of Darden common stock, would be at least equivalent to a $2.20 per share Darden dividend per annum).
No vote of Darden’s shareholders is required in connection with the spin-off. You do not need to make any payment, surrender or exchange your shares of Darden common stock or take any other action to receive your shares of Four Corners common stock.
The enclosed information statement, which is being made available to all Darden shareholders, describes the spin-off in detail and contains important information about Four Corners and its business. We urge you to read the information statement carefully and in its entirety.
We want to thank you for your continued support of Darden, and we look forward to your support of Four Corners in the future.
Sincerely,

Eugene I. Lee, Jr.
Chief Executive Officer

, 2015
Dear Future Shareholder of Four Corners Property Trust, Inc.:
It is our pleasure to welcome you as a shareholder of our company, Four Corners Property Trust, Inc. (together with its consolidated subsidiaries, “Four Corners”). Following the distribution of all of the outstanding shares of Four Corners common stock by Darden Restaurants, Inc. (together with its consolidated subsidiaries, “Darden”) to its shareholders, Four Corners will be an independent, publicly traded, self-administered company that will own, acquire and lease, on a triple-net basis, restaurant and other retail properties. Four Corners intends to elect and qualify to be subject to tax as a real estate investment trust effective January 1, 2016.
Our initial properties will include, among other things, 424 restaurant properties across 44 states representing five of Darden’s brands. Of these 424 properties, 418 will be leased to Darden and/or one or more of Darden’s operating subsidiaries on a triple-net basis on terms comparable to similar leases negotiated on an arm’s-length basis. Of the remaining six properties, three will be owned by us and leased to our indirect wholly-owned subsidiary, Kerrow Holdings, LLC and/or one or more of its subsidiaries and three will be owned by Kerrow Holdings, LLC or one or more of its subsidiaries, subject to ground leases. Although initially Darden will be our only tenant, we expect to diversify our tenant base and expand into different geographic markets in the future by acquiring additional properties and leasing them, on a triple-net basis, to other local, regional and national restaurant operators. Over time, we may further diversify our portfolio to include properties outside the restaurant industry.
Our goal at Four Corners is to create value for our shareholders, and we plan to accomplish this by growing our dividend distributions over time. Four Corners initially expects to pay an annual dividend of $1.35 per share.
We invite you to learn more about Four Corners and its business by reviewing the enclosed information statement. We urge you to read the information statement carefully and in its entirety. We are excited by our future prospects, and look forward to your support as a holder of our common stock.
Sincerely,
William H. Lenehan
President and Chief Executive Officer

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.
Preliminary and Subject to Completion, dated October 13, 2015
INFORMATION STATEMENT
Four Corners Property Trust, Inc.
Common Stock
(Par Value $0.0001 Per Share)

This information statement is being furnished in connection with the pro rata distribution (the “Spin-Off”) by Darden Restaurants, Inc. (“Darden”) to its shareholders of all of the outstanding shares of common stock of Four Corners Property Trust, Inc. (“Four Corners”). At the completion of the Spin-Off, Four Corners and its subsidiaries will own 424 restaurant properties across 44 states representing restaurants from five of Darden’s brands. Four Corners will not receive any proceeds from the distribution of the shares of its common stock in the Spin-Off.
To implement the Spin-Off, Darden will effect a series of restructuring transactions following which Darden will distribute all outstanding shares of Four Corners common stock to the holders of Darden common stock. From and after the Spin-Off, Four Corners will lease 418 of the 424 restaurant properties to Darden and/or one or more of Darden’s operating subsidiaries (such 418 properties, the “Four Corners Properties”) on a triple-net basis with terms comparable to similar leases negotiated on an arm’s-length basis (the “Leases”). The remaining six restaurant properties in our portfolio will comprise our restaurant business, which consists of six LongHorn Steakhouse restaurants located in the San Antonio, Texas area (the “LongHorn San Antonio Business”). We will own three of these restaurant properties, which we will lease to our taxable REIT subsidiary and/or one or more of its subsidiaries, and the remaining three restaurant properties will be owned by our taxable REIT subsidiary and/or one or more of its subsidiaries, subject to ground leases. The Spin-Off is intended to be tax-free to Darden shareholders for U.S. federal income tax purposes, except for cash paid in lieu of fractional shares.
You will receive one share of Four Corners common stock for every three shares of Darden common stock held of record by you as of the close of business on        , 2015 (the “record date”). You will receive cash in lieu of any fractional shares of Four Corners common stock which you would have otherwise received. The date on which the shares of Four Corners common stock will be distributed to you (the “distribution date”) is expected to be     , 2015. After the Spin-Off is completed, Four Corners will be an independent, publicly traded, self-administered company. Four Corners intends to elect and qualify to be subject to tax as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, commencing with Four Corners’ taxable year beginning January 1, 2016.
No vote of Darden’s shareholders is required in connection with the Spin-Off. Therefore, you are not being asked for a proxy, and you are requested not to send us a proxy. You will not be required to make any payment, surrender or exchange your shares of Darden common stock or take any other action to receive your shares of Four Corners common stock.
There is no current trading market for Four Corners common stock. We anticipate that a limited market, commonly known as a “when-distributed” trading market, will develop shortly before the record date, and prior to the distribution date, and that “regular-way” trading in shares of Four Corners common stock will begin on the first trading day following the distribution date. If trading begins on a “when-distributed” basis, you may purchase or sell Four Corners common stock up to and including the distribution date, but your transaction will not settle until after the distribution date. We have applied to list Four Corners’ common stock on the New York Stock Exchange (“NYSE”) under the symbol “FCPT.” As discussed under the caption “The Spin-Off—Listing and Trading of Our Shares,” if you sell your Darden common stock in the “due-bills” market after the record date and before the distribution date, you also will be selling your right to receive shares of Four Corners common stock in connection with the Spin-Off. However, if you sell your Darden common stock in the “ex-distribution” market before the distribution date, you will still receive shares of Four Corners common stock in the Spin-Off.
To assist Four Corners in qualifying as a REIT, Four Corners’ charter will contain certain restrictions relating to the ownership and transfer of its stock, including a provision generally restricting shareholders from owning more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of Four Corners’ common stock or more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of Four Corners stock, without the prior consent of Four Corners’ board of directors. See “Description of Our Capital Stock—Restrictions on Transfer and Ownership of Four Corners Stock.”
Four Corners is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and, as such, is allowed to provide in this information statement more limited disclosures than an issuer that would not so qualify. In addition, for so long as we remain an emerging growth company, we may also take advantage of certain limited exceptions from investor protection laws such as Sarbanes-Oxley Act of

2002, as amended (the “Sarbanes-Oxley Act”), and the Investor Protection and Securities Reform Act of 2010 for limited periods. See “Summary—Emerging Growth Company Status” and “Description of Financing and Material Indebtedness”.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 19.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.
Darden Restaurants, Inc. first mailed this information statement to its shareholders on or about    , 2015.

The date of this information statement is    , 2015.

SUMMARY
The following is a summary of material information included in this information statement. This summary may not contain all of the details concerning the Spin-Off or other information that may be important to you. To better understand the Spin-Off and our business, you should carefully review this entire information statement.
Unless the context otherwise requires, any references in this information statement to “we,” “our,” and “us” refers to Four Corners and/or its consolidated subsidiaries. References in this information statement to “Darden” generally refer to Darden Restaurants, Inc. and its consolidated subsidiaries (other than Four Corners and its consolidated subsidiaries after the Spin-Off), unless the context requires otherwise. Darden Restaurants, Inc. is a holding company with no direct operating assets, employees or revenues. All of its operations are conducted by its direct and indirect wholly-owned subsidiaries.
This information statement has been prepared on a prospective basis on the assumption that, among other things, the Spin-Off and the related transactions contemplated to occur prior to or contemporaneously with the Spin-Off will be consummated as contemplated by this information statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated.
Restaurant industry data cited are for the component chains’ fiscal years ended closest to Dec. 31, 2014, which may cover ending dates from July 1, 2014 through June 30, 2015.
You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except as required by law in the normal course of our public disclosure obligations. In particular, a number of matters contained in this information statement relate to agreements or arrangements that have not yet been finalized and expectations of what may occur. Prior to the Spin-Off, it is possible that these agreements, arrangements and expectations may change.
Our Company
Following the Spin-Off, we will be an independent, publicly traded, self-administered company, which intends to elect and qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes primarily engaged in the ownership, acquisition and leasing of restaurant properties. Initially, we expect to generate revenues primarily by leasing the Four Corners Properties to Darden through triple-net lease arrangements. Triple-net lease arrangements, under which the tenant is primarily responsible for ongoing costs relating to the properties (including property taxes, insurance, common area maintenance charges and maintenance and repair costs), are used by a number of publicly traded REITs across numerous industries. Initially, our real estate portfolio will include 300 Olive Garden® restaurants, 104 LongHorn Steakhouse® restaurants, 11 Bahama Breeze® restaurants, two Seasons 52® restaurants, one Wildfish Seafood Grille® restaurant as well as the six properties that comprise the LongHorn San Antonio Business. The Four Corners Properties will be leased to Darden and/or one or more of Darden’s operating subsidiaries. Over time, it is expected that we will expand and diversify our tenant base to include other restaurant operators. We expect to grow our portfolio beyond the 424 restaurant properties acquired from Darden by pursuing opportunities to acquire additional properties to lease to restaurant operators on a triple-net basis through both sale-leaseback transactions and acquisitions of triple-net leased properties from other landlords. Over time, we also may further diversify our portfolio to include properties outside the restaurant industry, which we will lease to third parties. In addition to leasing the Four Corners Properties to Darden, we will also generate revenue by operating a restaurant business consisting of six LongHorn Steakhouse restaurants located in the San Antonio, Texas area (the “LongHorn San Antonio Business”) pursuant to franchise agreements with Darden. Of the six restaurant properties that make up the LongHorn San Antonio Business, three will be properties that we will own and lease to Kerrow Holdings, LLC (together with its subsidiaries, “Kerrow”), our “taxable REIT subsidiary” (“TRS”), which will operate the LongHorn San Antonio Business, and three will be owned by Kerrow, subject to ground leases.
We expect to have approximately 350 employees following the Spin-Off. Many of these employees will be employed by Kerrow.

At the completion of the Spin-Off, certain of our subsidiaries will own, among other things, the Four Corners Properties, which will be located across 44 states, and the LongHorn San Antonio Business.
We intend to elect and qualify to be treated as a REIT on our U.S. federal income tax return for our taxable year beginning on January 1, 2016.
To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our shareholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See “U.S. Federal Income Tax Considerations.”
Our Strategy
Our primary goal is to create long-term shareholder value through the payment of consistent cash dividends and the growth of our cash flow and asset base. To achieve this goal, we intend to pursue a business strategy focused on opportunistic acquisitions and asset and tenant diversification. We do not currently have a fixed schedule of the number of acquisitions we intend to make over a particular time period; rather, we intend to pursue those acquisitions that meet our investing and financing objectives where we can earn a return above our weighted-average cost of capital adjusted to account for counterparty risk.
The key components of our business strategy, beyond our triple-net leases with Darden, include:

•	acquire additional restaurant and restaurant-related properties;

•	develop new tenant relationships;

•	acquire complementary real property assets;

•	maintain balance sheet strength and liquidity; and

•	operate the LongHorn San Antonio Business.
Overview of the Spin-Off
On June 23, 2015, Darden announced its plan to separate its business into two separate and independent, publicly traded companies:

•	Darden, which will continue to operate a wide range of restaurant and dining options at various price points through its existing operations; and

•
Four Corners, which will own, acquire and lease properties, on a triple-net basis, for use in the restaurant industry and potentially other industries, as well as operate the LongHorn San Antonio Business.

Darden will accomplish the separation by effecting an internal restructuring resulting in the contribution to Four Corners of the equity of entities that hold the Four Corners Properties, the LongHorn San Antonio Business and $36.1 million in cash in exchange for all of our common stock, and then distributing all of the outstanding shares of Four Corners common stock to its shareholders in a pro rata distribution. In connection with the separation, $351.1 million in cash funded from the proceeds of our term loan borrowings will be transferred to Darden. Darden will use the cash it receives from us and the proceeds from other, unrelated sale-leaseback transactions that have occurred prior to the Spin-Off, to retire approximately $1 billion of its outstanding debt.
Effective immediately upon the Spin-Off, we and Darden will enter into the Leases, under which Darden and/or one or more of Darden’s operating subsidiaries will lease the Four Corners Properties from us on a triple-net basis. We will also enter into a number of other agreements with Darden to govern the relationship between us and Darden. Other than the Leases and the franchise agreements relating to the restaurants included in the LongHorn San Antonio Business (the “Franchise Agreements”), we do not anticipate having any substantive continuing business relationship with Darden following the Spin-

Off, although we do expect to enter into certain other transitional agreements with Darden. See “Our Relationship with Darden Following the Spin-Off.”
Darden will effect the Spin-Off by distributing to its shareholders one share of Four Corners common stock for every three shares of Darden common stock held at the close of business on    , 2015, the record date for the Spin-Off. Darden’s shareholders will receive cash in lieu of any fractional shares of our common stock which they would have otherwise received. We expect the shares of our common stock to be distributed by Darden on or about    , 2015.
Darden will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the Spin-Off between Darden and Four Corners in a manner that, in its best judgment, is in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the “Code”). As a result of our election to be treated as a REIT for U.S. federal income tax purposes, in order to comply with certain REIT qualification requirements, we intend to declare a dividend to our shareholders to distribute our accumulated earnings and profits attributable to non-REIT years (the “Purging Distribution”), including any earnings and profits allocated to us in connection with the Spin-Off and the earnings and profits generated by us in our taxable year ending December 31, 2015. The Purging Distribution will be paid to our shareholders in a combination of cash and Four Corners stock, with the cash portion constituting at least 20% of the total amount of the Purging Distribution. We expect to pay the majority of the Purging Distribution in Four Corners stock. Additionally, we expect to declare the Purging Distribution in 2016 and to make the Purging Distribution no later than January 31, 2017. We currently expect that the aggregate amount of the Purging Distribution will be between approximately $300 million and $400 million. See “The Spin-Off—The Purging Distribution.”
The Spin-Off is subject to the satisfaction or waiver of a number of conditions. See “The Spin-Off—Conditions to the Spin-Off.” In addition, Darden’s board of directors has reserved the right, in its sole discretion, to amend, modify, abandon or otherwise terminate the Spin-Off or any related transaction at any time prior to the distribution date.
Reasons for the Spin-Off
It is expected that the Spin-Off will:

•
position both Darden and Four Corners to more efficiently dedicate financial resources, access capital markets, pursue appropriate growth opportunities and execute strategic plans best suited for their respective businesses;

•
enable the separate management teams of Darden and Four Corners to devote their time and attention to the development and implementation of corporate strategies that are specifically tailored towards each entity’s respective core business;

•
allow for valuation of the Four Corners Properties, separate from Darden, within a publicly traded REIT structure. Based on historical market valuation multiples, this is expected to increase the value attributed by the market to the Four Corners Properties and the value of Four Corners such that the aggregate value of the equity of Darden and Four Corners following the Spin-Off would be greater than the equity value of Darden absent the Spin-Off; and

•	enhance our ability to attract and retain qualified management in furtherance of our strategic growth objectives.
Our Relationship with Darden
After the Spin-Off, we will be an independent publicly traded, self-administered company and intend to elect and qualify to be treated as a REIT effective January 1, 2016 primarily engaged in the ownership, acquisition and leasing of restaurant properties. Darden will be a separate and independent publicly traded company, which will continue to offer a wide range of restaurant and dining options to consumers through its existing operations.
Darden determined which restaurant properties to transfer to us over the course of an extensive asset selection process. Based on its numerous asset selection criteria, which included, among others, the geographic location, rent potential and Darden’s ownership interest in the restaurant properties, Darden determined that 424 of its restaurant properties met the requisite criteria for transfer to us, and ultimately elected to transfer those restaurant properties to us. Darden will continue to operate and manage the Four Corners Properties pursuant to the Leases, as well as operate and manage the properties it retains ownership of and those that it leases from parties other than us. Darden has selected assets for inclusion in the Spin-Off which it believes will provide us with sufficient scale and geographic diversity to achieve the business purposes for the Spin-Off described above under “Reasons for the Spin-Off.”
To govern our relationship from and after the Spin-Off, we and Darden will enter into, among other arrangements: (1) a separation and distribution agreement setting forth the mechanics of the Spin-Off and certain organizational matters (the “Separation and Distribution Agreement”), (2) the Leases, (3) an agreement relating to tax matters (the “Tax Matters Agreement”), (4) an agreement pursuant to which Darden will provide certain administrative and support services to us on a transitional basis (the “Transition Services Agreement”), (5) the Franchise Agreements; and (6) an agreement relating to employee matters (the “Employee Matters Agreement” and, together with the Separation and Distribution Agreement, the Leases, the Tax Matters Agreement, the Transition Services Agreements and the Franchise Agreements, the “Agreements”). See “Our Relationship with Darden Following the Spin-Off.” The Agreements will be negotiated in the context of the Spin-Off while we are still a wholly-owned subsidiary of Darden. Accordingly, during the period in which the terms of the Agreements will be negotiated, we will not have a board of directors or a management team that is independent of Darden. As a result, although the Agreements are generally intended to reflect arm’s-length terms, the terms of the Agreements may not reflect terms as favorable as would have resulted from arm’s-length negotiations between unaffiliated third parties. Accordingly, there can be no assurance that the terms of these agreements will be as favorable for us as would have resulted from negotiations with one or more unrelated third parties.
Financing
We expect to put in place a capital structure that provides us with the flexibility and capacity for growth and a cost of debt capital that allows us to compete aggressively for investment opportunities. Such financing arrangements over time may include, in addition to the facilities expected to be provided under the credit agreement referred to below, other bank debt, bonds and long-term mortgage financing. In connection with the Spin-Off, we anticipate that we will enter into a credit agreement, pursuant to which we will incur $400.0 million in a term loan and a revolving credit facility with an available facility amount in an aggregate principal amount of $350.0 million, each of which we expect will be provided by a syndicate of banks and other financial institutions. We anticipate that the term loan facility will be fully drawn at the date that the Spin-Off is consummated and that the revolving credit facility will be undrawn at the date that the Spin-Off is consummated. Based on our review of the current credit markets and through consultation with our advisors, we determined that the incurrence of up to $750.0 million in debt will provide us a leverage profile consistent with our peer companies while affording sufficient liquidity to support the business and operating plan. Darden will accomplish the separation by effecting an internal restructuring resulting in the contribution to Four Corners of the equity of entities that hold the Four Corners Properties, the LongHorn San Antonio Business and $36.1 million in cash in exchange for all of our common stock, and then distributing all of the outstanding shares of Four Corners common stock to its shareholders in a pro rata distribution. We expect that, in connection with the Spin-Off, $351.1 million in cash funded from the proceeds of term loan borrowings will be transferred to Darden, and such transferred proceeds will be used to retire certain Darden debt. The remaining net proceeds of the term loan and any borrowings under the revolving credit facility are expected to be available to us to make all or any of the cash portion of the Purging Distribution, for working capital purposes, to fund acquisitions and for general corporate purposes. We will be able to repay and reborrow loans made under the revolving credit facility from time to time, subject to the satisfaction of certain customary conditions.
The credit agreement is expected to contain customary affirmative and negative covenants, as well as customary events of default. We have not yet entered into any commitments with respect to our financing arrangements, and, accordingly, the terms of such financing arrangements have not yet been determined, remain under discussion and are subject to change, including as a result of market conditions. For additional information concerning this indebtedness, see “Description of Financing and Material Indebtedness.”

Restrictions on Ownership and Transfer of Our Common Stock
To assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code, among other purposes, our charter will provide for restrictions on ownership and transfer of our shares of stock, including, subject to certain exceptions, prohibitions on any person beneficially or constructively owning more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock, or more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock. A person holding less than 9.8% of our outstanding stock may become subject to our charter restrictions if repurchases by us cause such person’s holdings to exceed 9.8% of our outstanding stock. Under certain circumstances, our board of directors may waive these ownership limits. Our charter will provide that shares of our capital stock acquired or held in excess of the ownership limit will be transferred to a trust for the benefit of a designated charitable beneficiary, and that any person who acquires shares of our capital stock in violation of the ownership limit will not be entitled to any dividends on such shares or be entitled to vote such shares or receive any proceeds from the subsequent sale of such shares in excess of the lesser of the price paid for such shares or the amount realized from the sale (net of any commissions and other expenses of sale). A transfer of shares of our capital stock in violation of the ownership limit will be void ab initio under certain circumstances. Our 9.8% ownership limitation may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our shareholders. See “Description of Our Capital Stock— Restrictions on Transfer and Ownership of Four Corners Stock.”
Our Tax Status
We will be taxed as a “C corporation” and expect to pay U.S. federal corporate income taxes for our taxable year ending December 31, 2015. We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes commencing with our taxable year beginning on January 1, 2016. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, the sources of our gross income, the composition and value of our assets, our distribution levels and the diversity of ownership of our shares. We believe that, commencing with our taxable year beginning January 1, 2016, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to satisfy the requirements for qualification and taxation as a REIT. In connection with the Spin-Off, we expect to receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden, Arps”), counsel to Darden, to the effect that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to satisfy the requirements for qualification and taxation as a REIT (the “REIT Tax Opinion”).
So long as we qualify to be subject to tax as a REIT, we generally will not be subject to U.S. federal income tax on our net REIT taxable income that we distribute currently to our shareholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we would be subject to U.S. federal income tax at regular corporate rates and would be precluded from reelecting to be subject to tax as a REIT for the four taxable years following the year in which we failed to qualify as a REIT. Even if we qualify as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property, and the income of our TRS will be subject to taxation at regular corporate rates. See “U.S. Federal Income Tax Considerations.”
Emerging Growth Company Status
As a company with less than $1.0 billion in revenue during our last fiscal year, we currently qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-

emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
For as long as we remain an emerging growth company, we may also take advantage of certain limited exemptions from various reporting requirements that are applicable to other public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five years;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
We have elected not to take advantage of any of the reduced disclosure obligations afforded to emerging growth companies by the JOBS Act, other than the reduced disclosure obligations regarding executive compensation, in this information statement.
Subsequent to the effective date of the registration statement, we expect to remain an emerging growth company until the earliest of (1) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (2) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act or any successor statute, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period, and (4) the end of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act.
Risks Associated with Our Business and the Spin-Off
The Spin-Off and the related transactions pose a number of risks, including:

•	We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off;

•
If the Spin-Off were to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, Darden and Darden’s shareholders could be subject to significant tax liabilities and, in certain circumstances, we could be required to indemnify Darden for material taxes pursuant to indemnification obligations under the Tax Matters Agreement that we will enter into with Darden;

•	Our agreements with Darden may not reflect terms that would have resulted from arm’s-length negotiations with unaffiliated third parties;

•	The historical and pro forma financial information included in this information statement may not be a reliable indicator of future results;

•	The Spin-Off could give rise to disputes or other unfavorable effects, which could materially and adversely affect our business, financial position or results of operation;

•
If we do not qualify as a REIT, or fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our shareholders;

•	Complying with the REIT requirements may cause us to forego otherwise attractive acquisition and business opportunities or liquidate otherwise attractive investments;

•
We will initially be dependent on Darden as our sole lessee to make payments to us under the Leases as well as to provide services to us under the Transition Services Agreement, the Employee Matters Agreement and the Franchise Agreements, and an event that materially and adversely affects Darden’s business, financial position or results of operations could materially and adversely affect our business, financial position or results of operations;

•
Our level of indebtedness could materially and adversely affect our financial position, including reducing funds available for other business purposes and reducing operational flexibility, and we may have future capital needs and may not be able to obtain additional financing on acceptable terms;

•
Covenants in our debt agreements may limit our operational flexibility, and a covenant breach or default could materially and adversely affect our business, financial position or results of operations;

•	Our active management and operation of a restaurant business may expose us to potential liabilities beyond those traditionally associated with REITs; and

•	Our business is subject to government regulations and changes in current or future laws or regulations could restrict our ability to operate our business in the manner currently contemplated.
These and other risks related to the Spin-Off and our business are discussed in greater detail under the heading “Risk Factors” in this information statement. You should read and consider all of these risks carefully.
Our Corporate Information
We are a Maryland corporation and indirect wholly-owned subsidiary of Darden. Prior to the Spin-Off, we will not have commenced any operations nor have any assets or liabilities. We will own all of our properties and conduct all of our operations through our operating limited partnership, Four Corners Operating Partnership, LP (“Four Corners OP”), a Delaware limited partnership of which we will be the initial limited partner, and the general partner of which will be Four Corners GP, LLC (“Four Corners GP”), a Delaware limited liability company wholly-owned by us. Our principal executive offices are located at 1000 Darden Center Drive, Orlando, Florida 32837 and our telephone number is 407‑245-4000. We will maintain a website at www.fourcornerspropertytrust.com, which will be operational no later than the date that the Spin-Off is consummated. Information contained on or connected to our website or Darden’s website does not and will not constitute part of this information statement or the registration statement on Form 10 of which this information statement is a part.

Questions and Answers about Four Corners and the Separation

What is Four Corners and how will the separation of the Four Corners Properties and the LongHorn San Antonio Business from Darden benefit the two companies and their shareholders?
We are currently a newly-formed indirect wholly-owned subsidiary of Darden, with no assets or liabilities. Prior to the Spin-Off, Darden will transfer to us the equity of entities that hold the Four Corners Properties, the LongHorn San Antonio Business and cash of $36.1 million in exchange for all of Four Corners’ common stock. In connection with the separation, $351.1 million in cash funded from the proceeds of our term loan borrowings will be transferred to Darden. The separation of Four Corners from Darden and the distribution of our common stock to Darden’s stockholders are intended to provide you with equity investments in two separate companies. Following the Spin-Off, Darden will continue to operate a broad group of restaurant businesses through its existing operations and pursuant to the Leases, and we will operate the LongHorn San Antonio Business and own, acquire and lease properties, on a triple-net basis, for restaurant use. Over time, we may further diversify our portfolio to include properties outside the restaurant industry, which we will lease to third parties.
Darden plans to retire approximately $1 billion of debt at the completion of the Spin-Off using, in part, the cash it receives from us in connection with the Spin-Off and the cash from sale-leaseback transactions unrelated to the Spin-Off.

What are the reasons for the Spin-Off?
It is expected that the Spin-Off will:
•    position both Darden and Four Corners to more efficiently dedicate financial resources, access capital markets, pursue appropriate growth opportunities and execute strategic plans best suited for their respective businesses;
•    enable the separate management teams of Darden and Four Corners to devote their time and attention to the development and implementation of corporate strategies that are specifically tailored towards each entity’s respective core business;
•    allow for valuation of the distributed restaurant properties, separate from Darden, within a publicly traded REIT structure. Based on historical market valuation multiples, this may increase the value attributed by the market to the Four Corners Properties and the value of Four Corners such that the aggregate value of the equity of Darden and Four Corners following the Spin-Off would be greater than the equity value of Darden absent the Spin-Off; and
•    enhance our ability to attract and retain qualified management in furtherance of its strategic growth objectives.

What will Four Corners’ initial portfolio consist of?
At the completion of the Spin-Off, we will hold certain properties currently held by Darden, including six owned properties that are part of the LongHorn San Antonio Business (three of which are subject to ground leases) and the Four Corners Properties, which span across 44 states and represent five of Darden’s brands. The majority of the initial portfolio will consist of Olive Garden restaurants. Over time, we expect to diversify its portfolio through a combination of acquisitions and divestitures, which may include Olive Garden properties.

Why aren’t all of Darden’s real estate assets included in Four Corners?
Darden undertook a comprehensive six month assessment of its real estate portfolio, in conjunction with its advisors, to identify properties for inclusion in our initial portfolio. In general, properties were excluded from Four Corners if they were:
•    already subject to a ground and/or building lease;
•    operating below a specific historical EBITDAR margin threshold;
•    unable individually to support a minimum threshold rent level;
•    identified as locations that may benefit from restaurant relocation;
•    relatively new restaurants, where long-term performance uncertainty exists due to lack of seasoning; and/or
•    identified by Darden management as being inappropriate for the REIT for other reasons.
The aforementioned screening measures were designed to identify the set of properties that is most likely to provide predictable, stable cash flows from which an attractive and sustainable dividend could be set.

Why is Four Corners referred to as a REIT, and what is a REIT?
Following the Spin-Off, we intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes commencing with our taxable year beginning January 1, 2016.

A REIT is a company that derives most of its income from real property or real estate mortgages and has elected to be subject to tax as a REIT. If a corporation elects to be subject to tax as a REIT and qualifies as a REIT, it will generally not be subject to U.S. federal corporate income taxes on income that it currently distributes to its shareholders. A company’s qualification as a REIT depends on its ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels to its shareholders and the concentration of ownership of its shares.

Why is the separation of Four Corners structured as a distribution?
Darden believes that a spin-off, or distribution, of Four Corners common stock to its shareholders is an efficient way to separate ownership of the Four Corners Properties and the LongHorn San Antonio Business from Darden’s core business of operating restaurants.

How will the separation of Four Corners work?
Prior to the Spin-Off, Darden will transfer to us the equity of entities that hold the Four Corners Properties, the LongHorn San Antonio Business and $36.1 million in cash in exchange for all of our common stock. In connection with the separation, $351.1 million in cash funded from the proceeds of our term loan borrowings will be transferred to Darden. Darden will then distribute all such common stock to Darden’s shareholders on a pro rata basis. Holders of Darden common stock will receive cash in lieu of any fractional shares of our common stock which they would have otherwise received.

What is the record date for the Spin-Off?	The record date for determining the holders of Darden common stock who will receive shares of our common stock in the Spin-Off is the close of business on , 2015.

When will the Spin-Off occur?	The Spin-Off is expected to occur on or about , 2015, subject to certain conditions described under “The Spin-Off—Conditions to the Spin-Off.”
What do shareholders need to do to participate in the Spin-Off?
No action is required on the part of shareholders. Shareholders who hold Darden common stock as of the record date will not be required to take any action in order to receive shares of our common stock in the Spin-Off. No shareholder approval of the Spin-Off is required or sought. We are not asking you for a proxy, and you are requested not to send us a proxy.

If I sell my shares of Darden common stock prior to the Spin-Off, will I still be entitled to receive shares of Four Corners in the Spin-Off?
If you hold shares of Darden common stock as of the record date and decide to sell the shares prior to the distribution date, you may choose to sell such shares with or without your entitlement to receive shares of our common stock. If you sell your Darden common stock in the “due-bills” market prior to the distribution date, you also will be selling your right to receive shares of Four Corners common stock in connection with the Spin-Off. However, if you sell your Darden common stock in the “ex-distribution” market prior to the distribution date, you will still receive shares of Four Corners common stock in the Spin-Off.

If you sell your Darden common stock prior to the distribution date, you should make sure your bank or broker understands whether you want to sell your Darden common stock with shares of Four Corners common stock you will receive in the Spin-Off or without such Four Corners shares. You should consult your financial advisors, such as your bank, broker or tax advisor, to discuss your options and alternatives. See “The Spin-Off—Listing and Trading of Our Shares” for additional details.

How will fractional shares be treated in the Spin-Off?
No fractional shares will be distributed in connection with the Spin-Off. Instead, holders of Darden common stock will receive a cash payment equal to the value of such shares in lieu of fractional shares. See “The Spin-Off—Treatment of Fractional Shares.”

What are the U.S. federal income tax consequences of the Spin-Off?
Darden has requested a private letter ruling (the “IRS Ruling”) from the Internal Revenue Service (the “IRS”) on certain specific issues relevant to the qualification of the Spin-Off as tax-free under Sections 368(a)(1)(D) and 355 of the Code, based on certain facts and representations set forth in such request. No assurance can be given that Darden will receive the IRS Ruling and it is not a condition of the Spin-Off. An IRS Ruling, even if received, would not address all of the requirements for tax-free treatment of the Spin-Off, and Darden expects to receive an opinion from Skadden, Arps (the “Spin-Off Tax Opinion”) with respect to such treatment in its entirety. The Spin-Off Tax Opinion is also expected to address any issues on which the IRS may decline to rule.

The tax consequences to you of the Spin-Off depend on your individual situation. You are urged to consult with your tax advisor as to the particular tax consequences of the Spin-Off to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws. For additional details, see “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off” and “U.S. Federal Income Tax Considerations.”

Can Darden decide to cancel the Spin-Off even if all the conditions have been satisfied?
Yes. The Spin-Off is subject to the satisfaction or waiver of certain conditions. Until the Spin-Off has occurred, Darden has the right to amend, modify, abandon or otherwise terminate the transaction, even if all of the conditions have been satisfied, if the board of directors of Darden determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Darden and its shareholders or that legal, market or regulatory conditions or other circumstances are such that the Spin-Off is no longer advisable at that time.

What are the conditions to the Spin-Off?
The Spin-Off is subject to the satisfaction or waiver of a number of conditions, including, among others:
•    each of the Separation and Distribution Agreement, the Leases, the Tax Matters Agreement, the Transition Services Agreement, the Employee Matters Agreement, and the Franchise Agreements shall have been duly executed and delivered by the parties thereto;
•    certain reorganization steps shall have been completed in accordance with the plan of reorganization contemplated in the Separation and Distribution Agreement (the “Reorganization”);
•    Darden shall have received the Spin-Off Tax Opinion in form and substance satisfactory to Darden;
•    the boards of Darden and Four Corners shall have received such solvency and surplus opinions from an independent financial advisory firm in connection with the Spin-Off, each in such form and substance as they shall deem necessary, appropriate or advisable;
•    the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement shall be in effect, and no proceedings for such purpose shall be pending before, or threatened by, the SEC, and this information statement shall have been mailed to holders of Darden common stock as of the record date or shall have been posted online with a notice the availability thereof having been mailed to the holders of Darden common stock as of the record date;
•    such registration statements on Form S-8 as are necessary and appropriate to register the equity awards contemplated in this information statement to be advisable for granting to our directors and employees and Darden shall have been filed with the SEC and shall have become effective;
•    all actions and filings necessary or appropriate under applicable federal, state or foreign securities or “blue sky” laws and the rules and regulations thereunder shall have been taken and, where applicable, become effective or been accepted;
•    the common stock to be delivered in the Spin-Off shall have been accepted for listing on the NYSE, subject to compliance with applicable listing requirements;

•    no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spin-Off or the Reorganization, shall be threatened, pending or in effect;
•    all required governmental and third-party approvals shall have been obtained and be in full force and effect:

•    we shall have entered into the financing transactions substantially as described in this information statement and contemplated to occur on or prior to the Spin-Off, and any required consents or amendments under  any instrument to which Darden is a party shall have become effective and shall be in full force and effect;
•    we shall have transferred to Darden, all of our common stock;
•    Darden and Four Corners shall each have taken all necessary actions that may be required to provide for the adoption by Four Corners of its Articles of Amendment and Restatement and Amended and Restated Bylaws, and Four Corners shall have filed its Articles of Amendment and Restatement with the Maryland State Department of Assessments and Taxation;
•    Darden and Four Corners shall have taken all actions as may be necessary to approve the stock-based employee benefit plans of Four Corners in order to satisfy the applicable rules and regulations of the NYSE; and
•    no event or development shall have occurred or exist that, in the judgment of the board of directors of Darden, in its sole discretion, makes it inadvisable to effect the Spin-Off.
We cannot assure you that all of the conditions will be satisfied or waived. See “The Spin-Off—Conditions to the Spin-Off” for additional details.

Does Four Corners intend to pay dividends?
Following the Spin-Off and our election and qualification to be treated as a REIT for U.S. federal income tax purposes effective January 1, 2016, we intend to make regular quarterly dividend payments of at least 90% of our REIT taxable income to holders of our common stock out of assets legally available for this purpose. Dividends will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations, dividend restrictions under Maryland law or applicable debt covenants, our liquidity and financial condition, our taxable income, the annual distribution requirements under the REIT provisions of the Code, our operating expenses and other factors our directors deem relevant. It is expected that our initial dividend will be $1.35 per share per annum. Based on a distribution ratio in the Spin-Off of one share of Four Corners common stock for every three shares of Darden common stock, following the Spin-Off, the initial combined dividend level on the Four Corners common stock and the Darden common stock is expected to be at least equal to the dividend level on the Darden common stock prior to the Spin-Off. We may pay a portion of our dividends in common stock. For more information, see “Dividend Policy.”

What will be the relationship between Darden and Four Corners following the Spin-Off?
We and Darden will enter into the Separation and Distribution Agreement, the Leases, the Tax Matters Agreement, the Transition Services Agreement, the Employee Matters Agreement and the Franchise Agreements, among others. Such agreements will govern our relationship with Darden from and after the Spin-Off, including certain transition services, allocations of assets and liabilities and obligations attributable to periods prior to the Spin-Off, and our rights and obligations, including indemnification arrangements for certain liabilities, after the Spin-Off. See “Our Relationship with Darden Following the Spin-Off.”

Will I receive physical certificates representing shares of Four Corners common stock following the Spin-Off?
No. Following the Spin-Off, neither Darden nor Four Corners will be issuing physical certificates representing shares of Four Corners common stock. Instead, Darden, with the assistance of Wells Fargo Bank, N.A., the distribution agent, will electronically issue shares of Four Corners common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. The distribution agent will mail you a book-entry account statement that reflects your shares of our common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates. See “The Spin-Off—Manner of Effecting the Spin-Off.”

What will the price be for my shares of Four Corners common stock and when will I be able to trade such shares?
There is no current trading market for our common stock. We have applied to have our common stock approved for listing on the NYSE under the symbol “FCPT” subject to official notice of issuance. We anticipate that a limited market, commonly known as a “when-distributed” trading market, will develop shortly before the record date, and that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a “when-distributed” basis, you may purchase or sell our common stock up to and including the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices of our common stock before, on or after the distribution date.

Will the number of shares of Darden common stock that I own change as a result of the Spin-Off?	No. The number of shares of Darden common stock you own will not change as a result of the Spin-Off.
Will my shares of Darden common stock continue to trade after the Spin-Off?	Yes. Darden common stock will continue to be listed and traded on the NYSE under the symbol “DRI.” See “The Spin-Off—Listing and Trading of Our Shares” for additional details.
Are there risks associated with owning Four Corners common stock?
Yes. Our business is subject to both general and specific risks and uncertainties relating to our business, including risks specific to our ownership of real estate and the industry and operations of lessees of such real estate, our leverage, our relationship with Darden and our status as an independent, publicly traded, self-administered company. Our business is also subject to risks relating to the Spin-Off. These risks are described in the “Summary—Risks Associated with Our Business and the Spin-Off” section in this information statement beginning on page 7, and are described in more detail in the “Risk Factors” section of this information statement beginning on page 19.

Do I have appraisal rights in connection with the Spin-Off?	No. Darden shareholders will not have any appraisal rights in connection with the Spin-Off.

How will the Spin-Off affect my tax basis and holding period in Darden common stock?
Assuming that the Spin-Off is tax-free to Darden shareholders, your tax basis in Darden common stock held by you immediately prior to the Spin-Off will be allocated between your Darden common stock and our common stock that you receive in the Spin-Off in proportion to the relative fair market values of each immediately following the Spin-Off. Your holding period for such Darden shares will not be affected by the Spin-Off. Your holding period for the shares of our common stock that you receive in the Spin-Off will include the holding period of your shares of Darden common stock, provided that such Darden shares are held as capital assets immediately following the Spin-Off. Darden will provide its shareholders with information to enable them to compute their tax basis in both Darden and Four Corners common stock. This information will be posted on Darden’s website, www.darden.com, promptly following the distribution date. See “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.” You are urged to consult with your tax advisor as to the particular tax consequences of the Spin-Off to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.

Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

What is the Purging Distribution?
Darden will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the Spin-Off between Darden and Four Corners in a manner that, in its best judgment, is in accordance with applicable provisions of the Code. As a result of our intended election to be treated as a REIT for U.S. federal income tax purposes, in order to comply with certain REIT qualification requirements, we will declare the Purging Distribution. See “The Spin-Off—The Purging Distribution.”

What will I receive in connection with the Purging Distribution?
The Purging Distribution will be paid to our shareholders in a combination of cash and Four Corners stock, with the cash portion constituting at least 20% of the total amount of the Purging Distribution. We expect to pay the majority of the Purging Distribution in Four Corners stock. Additionally, we expect to declare the Purging Distribution in 2016 and to make the Purging Distribution no later than January 31, 2017. We currently expect that the aggregate amount of the Purging Distribution will be between approximately $300 million and $400 million.
See “The Spin-Off—The Purging Distribution.”

What are the U.S. federal income tax consequences of the Purging Distribution?
Darden has requested the IRS Ruling, which, if received, is expected to address, in addition to issues relevant to the tax-free treatment of the Spin-Off, certain issues related to our payment of the Purging Distribution in a combination of cash and our stock. In general, the IRS Ruling with respect to the Purging Distribution, if received, is expected to provide, subject to the terms and conditions contained therein, that (1) any and all of the cash and stock we distribute to our shareholders as part of the Purging Distribution will be treated as a taxable distribution of property with respect to Four Corners stock, and (2) the amount of any distribution of stock received by any of our shareholders as part of the Purging Distribution will be considered to equal the amount of the money that could have been received instead. In the Purging Distribution, a holder of our common stock will be required to report dividend income as a result of the Purging Distribution even if we distribute no cash or only nominal amounts of cash to such shareholder.

You are urged to consult with your tax advisor as to the particular tax consequences of the Purging Distribution to you, including the applicability of any U.S. federal, state and local and non-U.S. tax laws. See “The Spin-Off—The Purging Distribution.”

Who is the transfer agent for Four Corners shares?	The transfer agent for our common stock is Wells Fargo Bank, N.A.
Where can I get more information?
If you have any questions relating to the Spin-Off, the Four Corners common stock or the Darden common stock, you should contact Darden at:

Darden Restaurants, Inc.
Investor Relations
1000 Darden Center Drive
Orlando, Florida 32837

Phone: (407) 245-5870
Email: kkalicak@darden.com

Summary Historical Combined and Pro Forma Consolidated Financial Data
The following table sets forth summary historical combined financial data of the LongHorn San Antonio Business and our summary pro forma consolidated financial information as of the dates and for the periods presented. We have not presented historical information for Four Corners because it has not had any operating activity since its formation on July 16, 2015, other than the issuance of 10 shares of its common stock as part of its initial capitalization.
The summary historical combined financial data as of June 30, 2015 and for the six months ended June 30, 2015 and 2014 as set forth below, was derived from the LongHorn San Antonio Business unaudited combined financial statements, which are included elsewhere in this information statement. The summary historical combined financial data as of December 31, 2014 and 2013 and for the three years ended December 31, 2014, 2013 and 2012 as set forth below, was derived from the LongHorn San Antonio Business audited combined financial statements, which are included elsewhere in this information statement. In management’s opinion, the unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented.
The summary historical combined financial data may not necessarily reflect the LongHorn San Antonio Business financial position, results of operations or cash flows as if they had operated as a stand-alone public company during all periods presented, including changes that will occur in our operations and capitalization as a result of the Spin-Off and related transactions. Accordingly, the historical results should not be relied upon as an indicator of the LongHorn San Antonio Business’s future performance.
Our unaudited pro forma consolidated balance sheet as of June 30, 2015 assumes the Spin-Off and the related transactions occurred on June 30, 2015. Our unaudited pro forma consolidated statements of income for the six months ended June 30, 2015 and for the year ended December 31, 2014 assumes the Spin-Off and the related transactions occurred on January 1, 2014. The following unaudited pro forma consolidated financial data gives effect to the Spin-Off and the related transactions, including: (i) the rental income associated with the leasing of the Four Corners Properties to Darden and the related depreciation expense on the leased properties, (ii) incremental costs related to the Franchise Agreements, (iii) incremental costs recorded within general and administrative expenses related to employment agreements entered into with our President and Chief Executive Officer, and Chief Financial Officer, and arrangement letters entered into with our audit firm and other third party service providers, (iv) the incurrence of long-term debt by us, the payment of fees to our lenders, and the related interest expense, (v) the associated income tax expense as a “C-corporation” for the above items, (vi) the elimination of the parent company investment account balances attributable to the LongHorn San Antonio Business and the Four Corners Properties, (vii) the net cash distributed to Darden in connection with the Spin-Off and (viii) the distribution of 42,443,994 shares of our common stock by Darden pro rata to Darden shareholders in the Spin-Off.
Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been if the Spin-Off and related transactions occurred on the date or at the beginning of the period indicated, nor does it purport to represent our future financial position or results of operations. The unaudited pro forma adjustments are based on information and assumptions that we consider reasonable and factually supportable.
Since the information presented below is only a summary and does not provide all of the information contained in the historical combined financial statements of the LongHorn San Antonio Business or our pro forma consolidated financial statements, including the related notes, you should read the following in conjunction with the information contained in the combined financial statements and related notes thereto and unaudited pro forma consolidated financial data appearing elsewhere in this information statement.

	As of and For the Six Months Ended June 30,			As of and For the Years Ended December 31,
( in millions except per share data)	Pro Forma 2015	Historical, 2015	Historical, 2014	Pro Forma 2014	Historical 2014	Historical 2013	Historical, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total revenue	$61.9	$9.5	$9.0	$122.4	$17.7	$16.9	$16.5
Total cost and expenses	$41.0	$9.2	$9.0	$81.9	$17.8	$17.0	$16.7
Net income (loss)	$13.0	$0.3	$0.1	$25.2	$ 0.0	$ 0.0	$ (0.0)
Net income (loss) per share:
Basic and diluted	$0.31			$0.59
Balance sheet data
Total assets	$916.6	$11.8			$11.9	$12.8
Total long-term debt[1]	$392.5	$—			$—	$—
Total long-term liabilities	$472.0	$1.6			$1.6	$1.7
Total liabilities	$473.1	$2.8			$3.0	$2.9
Total equity	$443.5	$9.0			$9.0	$9.9

1 Pro forma long-term debt is presented net of lender fees of $7.5 million.

RISK FACTORS
You should carefully consider the following risks and other information in this information statement in evaluating us and our common stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our business, financial condition or results of operations, and could, in turn, impact the trading price of our common stock.
RISKS RELATED TO OUR SPIN-OFF FROM DARDEN
We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.
We believe that, as a publicly traded company independent from Darden, we will have the ability to pursue transactions with other restaurant operators that would not pursue transactions with Darden as a current competitor or otherwise, and to fund acquisitions with our equity on significantly more favorable terms than those that would be available to Darden. However, we may not be able to achieve some or all of the benefits that we expect to achieve as a company independent from Darden in the time we expect, if at all, which could have an adverse effect on our financial condition and our ability to make distributions. For instance, it may take longer than anticipated for us to, or we may never, succeed in attracting tenants other than Darden. In addition, because historically Darden has owned and managed its own real estate assets, including the Four Corners Properties and the restaurant properties comprising the LongHorn San Antonio Business, neither we nor Darden have any meaningful experience as lessors of properties to third-party restaurant and other operators in a competitive environment. Our lack of experience, including dealing with parties other than Darden in real estate transactions, and operating in a competitive environment, may materially inhibit our ability to realize the full value of the Four Corners Properties and the LongHorn San Antonio Business, to acquire further properties and achieve our short-term and long-term strategic objectives.
If the Spin-Off were to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, Darden and Darden’s shareholders could be subject to significant tax liabilities and, in certain circumstances, we could be required to indemnify Darden for material taxes pursuant to indemnification obligations under the Tax Matters Agreement that we will enter into with Darden.
Darden has requested the IRS Ruling on certain specific issues relevant to the qualification of the Spin-Off as tax-free under Sections 368(a)(1)(D) and 355 of the Code, based on certain facts and representations set forth in such request. Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations made in the ruling request are untrue or incomplete in any material respect, then Darden will not be able to rely on the IRS Ruling. No assurance can be given that Darden will receive the IRS Ruling and it is not a condition of the Spin-Off. Following Darden’s requesting the IRS Ruling, the IRS announced that it may reconsider its historic position on certain issues relevant to transactions similar to the Spin-Off. On September 14, 2015, the IRS issued a formal “no-rule” policy for private letter ruling requests submitted after such date with respect to certain transactions similar to the Spin-Off and, in a notice released on the same day, indicated that the IRS and Treasury Department are studying the possibility of promulgating new and potentially adverse guidance with respect to such transactions in the future. The notice states that the “Treasury Department and the Service ... have become concerned that an increasing number of distributions intended to qualify under [Section 355 of the Code] involve a distributing corporation or a controlled corporation that elects to be a REIT,” and such transactions “involve significant concerns” relating to certain of the tax-free spin-off requirements. It is unclear if these IRS announcements will affect Darden’s ability to receive the IRS Ruling, but such announcements do not change the current law applicable to the Spin-Off. In addition, the IRS Ruling, even if received, would not address all of the requirements for tax-free treatment of the Spin-Off under Sections 355 and 368(a)(1)(D) of the Code, and Darden expects to receive the Spin-Off Tax Opinion with respect to such treatment in its entirety. The Spin-Off Tax Opinion is also expected to address any issues on which the IRS may decline to rule. Accordingly, the Spin-Off is conditioned upon the receipt by Darden of the Spin-Off Tax Opinion, as described below, substantially to the effect that the Spin-Off will qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code. The Spin-Off Tax Opinion will rely on the IRS Ruling (if received) as to matters covered by such ruling. The Spin-Off Tax Opinion will be based on, among other things, current law and certain assumptions and representations as to factual matters made by Darden and Four Corners. Any change in currently applicable law, which may or may not be retroactive, or the failure of any factual representation or assumption to be true, correct and complete in all material respects, could adversely affect the conclusions reached by counsel in the Spin-Off Tax Opinion. The Spin-Off Tax Opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. The Spin-Off Tax Opinion will be expressed as of the date issued and will not cover subsequent periods. As a result, the Spin-Off Tax Opinion is not expected to be issued until after the date of this information statement. An opinion of counsel represents counsel’s best legal judgment based on current law and is not binding on the IRS or any court. We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the Spin-Off Tax Opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions, or undertakings described or made in connection with the IRS Ruling or the Spin-Off Tax Opinion are not correct, are incomplete or have been violated, the IRS Ruling could be revoked retroactively or modified by the IRS, and our ability to rely on the Spin-Off Tax Opinion could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations, or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect. For more information regarding the IRS Ruling and the Spin-Off Tax Opinion, see “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”
If the Spin-Off ultimately were determined to be taxable, then a shareholder of Darden that received shares of our common stock in the Spin-Off would be treated as having received a distribution of property in an amount equal to the fair market value of such shares on the distribution date and could incur significant income tax liabilities. Such distribution would be taxable to such shareholder as a dividend to the extent of Darden’s current and accumulated earnings and profits (including earnings and profits resulting from the recognition of gain by Darden in the Spin-Off). Any amount that exceeded Darden’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such shareholder’s tax basis in its shares of Darden stock with any remaining amount being taxed as a capital gain. In addition, if the Spin-Off were determined to be taxable, in general, Darden would be required to recognize a taxable gain as if it had sold the Four Corners common stock in a taxable sale for its fair market value.
Under the terms of the Tax Matters Agreement that we will enter into with Darden, we generally will be responsible for any taxes imposed on Darden that arise from the failure of the Spin-Off to qualify as tax-free for U.S. federal income tax purposes to the extent such failure to qualify is attributable to certain actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or any covenants made by us in the Tax Matters Agreement, the materials submitted to the IRS in connection with the request for the IRS Ruling or the representations provided in connection with the Spin-Off Tax Opinion. Our indemnification obligations to Darden will not be limited by any maximum amount. If we are required to indemnify Darden under the circumstances set forth in the Tax Matters Agreement, we may also be subject to substantial tax liabilities. For more information regarding the Tax Matters Agreement, see “Our Relationship with Darden Following the Spin-Off—Tax Matters Agreement.”
We may not be able to engage in desirable strategic transactions and equity issuances following the Spin-Off because of certain restrictions relating to requirements for tax-free distributions for U.S. federal income tax purposes. In addition, we could be liable for adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions.
To preserve the tax-free treatment to Darden of the Spin-Off, for the two-year period following the Spin-Off, we may be prohibited, except in specific circumstances, from taking certain actions, including: (1) entering into any transaction pursuant to which all or a portion of our stock would be acquired, whether by merger or otherwise, (2) issuing equity securities beyond certain thresholds, or (3) repurchasing our common stock. In addition, we will be prohibited from taking or failing to take any other action that prevents the Spin-Off and related transactions from being tax-free.
These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. For a more detailed description, see “Our Relationship with Darden Following the Spin-Off—Tax Matters Agreement.”
The Agreements with Darden may not reflect terms that would have resulted from arm’s-length negotiations with unaffiliated third parties.

The Agreements will be negotiated in the context of the Spin-Off, while we are still a wholly-owned subsidiary of Darden. Accordingly, during the period in which the terms of the Agreements will be negotiated, we will not have a board of directors or a management team that was independent of Darden. As a result, although the Agreements are generally intended to reflect arm’s-length terms, there can be no assurance that the terms of the Agreements will reflect terms as favorable for us as would have resulted from arm’s-length negotiations between unaffiliated third parties.
The Darden board of directors has reserved the right, in its sole discretion, to amend, modify, abandon or otherwise terminate the Spin-Off and the related transactions at any time prior to the distribution date.
Until the Spin-Off occurs, Darden’s board of directors will have the sole discretion, to amend, modify, abandon or otherwise terminate the Spin-Off and the related transactions at any time prior to the distribution date, even if all of the conditions to the Spin-Off have been satisfied. This means Darden may amend, modify, abandon or otherwise terminate the planned distribution of common stock of Four Corners if at any time the board of directors of Darden determines, in its sole and absolute discretion, that the distribution of such common stock or the terms thereof are not in the best interests of Darden and its shareholders or that legal, market or regulatory conditions or other circumstances are such that the Spin-Off is no longer advisable at that time. If Darden’s board of directors determines to cancel the Spin-Off, shareholders of Darden will not receive any distribution of Four Corners common stock and Darden will be under no obligation whatsoever to its shareholders to distribute such shares.
The Spin-Off and related transactions are subject to the satisfaction or waiver of a number of conditions and there can be no assurance that any or all of these conditions will be met.
The Spin-Off and related transactions are subject to the satisfaction or waiver (by Darden’s board of directors in its sole discretion) of a number of conditions. Four Corners and Darden cannot provide assurance that any or all of these conditions will be met. The fulfillment of the conditions to the Spin-Off will not create any obligation on Darden’s part to effect any part of the Reorganization or the Spin-Off. See “The Spin-Off—Conditions to the Spin-Off.”
The historical and pro forma financial information included in this information statement may not be a reliable indicator of future results.
The combined historical financial data of the LongHorn San Antonio Business and our pro forma consolidated financial data included in this information statement may not reflect our business, financial position or results of operations had we been an independent, publicly traded company during the periods presented, or what our business, financial position or results of operations will be in the future when we are an independent, publicly traded company. Prior to the Spin-Off, our businesses have been operated by Darden as part of one corporate organization and not operated as a stand-alone company. Because we will not acquire the Four Corners Properties or the LongHorn San Antonio Business until the Spin-Off, there are no historical financial statements for us as we will exist following the Spin-Off. Significant changes will occur in our cost structure, financing and business operations as a result of our operation as a stand-alone company and the entry into transactions with Darden that have not existed historically, including the Leases.
The unaudited pro forma financial data included in this information statement includes adjustments based upon available information that our management believes to be reasonable to reflect these factors. However, the assumptions may change or may be incorrect, and actual results may differ, perhaps significantly. In addition, the pro forma financial data does not include adjustments for estimated general and administrative expenses. For these reasons, our cost structure may be higher and our future financial costs and performance may be worse than the performance implied by the pro forma financial data presented in this information statement. For additional information about the basis of presentation of our combined historical financial data and our unaudited pro forma consolidated financial data included in this information statement, see “Description of Financing and Material Indebtedness,” “Capitalization,” “Summary—Summary Historical Combined and Pro Forma Consolidated Financial Data,” “Four Corners’ Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Combined Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this information statement.

The ownership by our executive officers and directors of common stock, options or other equity awards of Darden may create, or may create the appearance of, conflicts of interest.
As a result of his former positions with Darden, Mr. Lenehan owns common stock, including restricted stock, of Darden. Following the distribution of Four Corners common stock to its shareholders, Mr. Lenehan will own common stock and restricted stock in both Darden and Four Corners. In addition, there is no restriction on our executive officers and directors acquiring Darden common stock in the future. Any individual holdings of common stock and restricted stock of Darden and Four Corners may be significant for any such persons compared to their total assets. Equity interests in Darden may create, or appear to create, conflicts of interest when any such director or executive officer is faced with decisions that could benefit or affect the equity holders of Darden in ways that do not benefit or affect us in the same manner.
Darden’s inability to obtain all material authorizations, consents, approvals and clearances of third parties including regulators, lenders and lessors (“Third-Party Approvals”) in connection with the Spin-Off may have a material adverse effect on Darden’s ability to consummate the Spin-Off or operate after the Spin-Off in substantially the same way it presently operates.
Darden is required, or deems it desirable, to obtain certain Third-Party Approvals to consummate the Spin-Off and the restructuring of its business in connection therewith. There is no assurance that Darden will be able to obtain these Third-Party Approvals. Darden may decide not to consummate the Spin-Off if it does not receive some or all of these Third-Party Approvals, unless it believes that the inability to obtain one or more Third-Party Approvals would not reasonably be expected to have a material adverse effect on the business, financial position or results of operations of Darden or us. However, there can be no assurance that such a material adverse effect will not occur. Therefore, if Darden elects to proceed with the Spin-Off without all of the required Third-Party Approvals, such election may adversely affect Darden’s or our ability to operate after the Spin-Off.
The Spin-Off could give rise to disputes or other unfavorable effects, which could materially and adversely affect our business, financial position or results of operations.
The Spin-Off may lead to increased operating and other expenses, of both a nonrecurring and a recurring nature, and to changes to certain operations, which expenses or changes could arise pursuant to arrangements made between Darden and us or could trigger contractual rights of, and obligations to, third parties. Disputes with third parties could also arise out of these transactions, and we could experience unfavorable reactions to the Spin-Off from employees, lenders, ratings agencies, regulators or other interested parties. These increased expenses, changes to operations, disputes with third parties, or other effects could materially and adversely affect our business, financial position or results of operations. In addition, following the completion of the Spin-Off, disputes with Darden could arise in connection with the Leases, the Separation and Distribution Agreement, the Transition Services Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Franchise Agreements or other agreements.
Potential indemnification liabilities of Four Corners pursuant to the Separation and Distribution Agreement could materially adversely affect Four Corners.
The Separation and Distribution Agreement between Four Corners and Darden will provide for, among other things, the principal corporate transactions required to effect the separation, certain conditions to the separation and provisions governing the relationship between Four Corners and Darden with respect to and resulting from the separation. For a description of the Separation and Distribution Agreement, see “Our Relationship with Darden after the Spin-Off—The Separation and Distribution Agreement.”
Among other things, the Separation and Distribution Agreement will provide for indemnification obligations designed to make Four Corners financially responsible for substantially all liabilities that may exist relating to or arising out of the Four Corners Properties and the LongHorn San Antonio Business. If Four Corners is required to indemnify Darden under the circumstances set forth in the Separation and Distribution Agreement, Four Corners may be subject to substantial liabilities.

In connection with our separation from Darden, Darden will also indemnify us for certain liabilities. However, there can be no assurance that these indemnities will be sufficient to protect us against the full amount of such liabilities, or that Darden’s ability to satisfy its indemnification obligation will not be impaired in the future.
Pursuant to the Separation and Distribution Agreement, Darden will also agree to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Darden will agree to retain, and there can be no assurance that Darden will be able to fully satisfy its indemnification obligations to us. Moreover, even if we ultimately succeed in recovering from Darden any amounts for which we are held liable, we may be temporarily required to bear these losses while seeking recovery from Darden. Additionally, pursuant to the terms of the Leases, Darden will agree to indemnify us from and against any and all losses caused by, incurred or resulting from Darden’s operations at the Four Corners Properties or by Darden’s use and occupancy of the Four Corners Properties. However, third parties could seek to hold us responsible for any of the liabilities that Darden will agree to retain, and there can be no assurance that Darden will be able to fully satisfy its indemnification obligations to us.
A court could deem the Spin-Off or its related transactions to be a fraudulent conveyance and void the transaction or impose substantial liabilities on us.
A court could deem the Spin-Off of Four Corners common stock or certain internal restructuring transactions undertaken by Darden in connection therewith, or the Purging Distribution by Four Corners, to be a fraudulent conveyance or transfer. Fraudulent conveyances or transfers are defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due.
If a U.S. court were to find that the Spin-Off was a fraudulent transfer or conveyance, a court could void the Spin-Off or impose substantial liabilities upon us, which could adversely affect our financial condition and our results of operations. Among other things, the court could require our shareholders to return to Darden some or all of the shares of our common stock distributed in the Spin-Off, require us to fund liabilities of other companies involved in the restructuring transactions for the benefit of creditors, or require shareholders to pay as money damages an equivalent of the value of the shares of common stock at the time of the Spin-Off. If a U.S. court were to find that the Purging Distribution was a fraudulent transfer or conveyance, a court could void the Purging Distribution, require shareholders to return to us some or all of the Purging Distribution or require shareholders to pay as money damages an equivalent of the value of the Purging Distribution. Moreover, shareholders could be required to return any dividends previously paid by us. With respect to any transfers from Darden to us, if any such transfer was found to be fraudulent transfer, a court could void the transaction or Darden could be awarded monetary damages for the difference between the consideration received by Darden and the fair market value of the transferred property at the time of the Spin-Off. Whether a transaction is a fraudulent conveyance or transfer will vary depending upon the jurisdiction whose law is being applied.
After the Spin-Off, we may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly traded, self-administered company primarily focused on owning real property used in the restaurant and retail industries and potentially other industries.
We have no historical operations as an independent company and may not, at the completion of the Spin-Off, have the infrastructure and personnel necessary to operate as a separate, publicly traded, self-administered company without relying on Darden to provide certain services on a transitional basis. Upon the completion of the Spin-Off, Darden will be obligated to provide such transition services pursuant to the terms of the Transition Services Agreement that we will enter into with Darden, to allow us the time, if necessary, to build the infrastructure and retain the personnel necessary to operate as a separate publicly traded company without relying on such services. Following the expiration of the Transition Services Agreement, Darden will be under no obligation to provide further assistance to us, other than the services contemplated in the Franchise Agreements. As a separate public entity, we will be subject to, and responsible for, regulatory compliance, including, but not limited to, periodic public filings with the SEC and compliance with NYSE continued listing requirements as well as compliance with generally applicable tax and accounting rules. Because our business has not been operated as a separate, publicly traded, self-

administered company, we cannot assure you that it will be able to successfully implement the infrastructure or retain the personnel necessary to operate as a separate publicly traded company or that we will not incur costs in excess of anticipated costs to establish such infrastructure and retain such personnel.
RISKS RELATED TO OUR STATUS AS A REIT
If we do not qualify as a REIT, or fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our shareholders.
We intend to operate in a manner that will enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year beginning January 1, 2016. Our ability to satisfy the asset tests depends upon our analysis of the fair market values of our assets, some of which are not susceptible to a precise determination, and for which we do not obtain independent appraisals. Our compliance with the REIT income and asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Moreover, the proper classification of one or more of our investments may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, there can be no assurance that the IRS will not contend that our investments violate the REIT requirements.
We expect that we will receive an opinion of Skadden, Arps, counsel to Darden, with respect to our qualification to be subject to tax as a REIT in connection with the Spin-Off. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The REIT Tax Opinion represents only the view of Skadden, Arps, based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by Darden and us, including representations relating to the values of our assets and the sources of our income. The opinion will be expressed as of the date issued. Skadden, Arps will have no obligation to advise Darden, us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the REIT Tax Opinion and our qualification as a REIT will depend on our satisfaction of various complex requirements under the Code, relating to, among other things, the sources of our gross income, the composition and value of our assets, our distribution levels and the diversity of ownership of our shares on a continuing basis, the results of which will not be monitored by Skadden, Arps. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals.
If we were to fail to qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to shareholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our shareholders, which in turn could have an adverse impact on the value of, and trading prices for, our common stock. Unless entitled to relief under certain provisions of the Code, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we initially ceased to qualify as a REIT.
The rule against re-electing REIT status following a loss of such status could also apply to us if it were determined that a former subsidiary of Darden failed to qualify as a REIT for certain taxable years and we were treated as a successor to such entity for U.S. federal income tax purposes. Although Darden has represented to us that it has no knowledge of any fact or circumstance that would cause us to fail to qualify as a REIT and covenanted to use its reasonable best efforts to cure any issue with respect to the REIT status of any such predecessor entity, no assurance can be given that such representation and covenant would prevent us from failing to qualify as a REIT. If we fail to qualify as a REIT due to the REIT status of a predecessor, we would be subject to corporate income tax as described in the preceding paragraph.
Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership, and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify as a REIT may depend in part on the actions of third parties over which we have no control or only limited influence.
We could fail to qualify as a REIT if income we receive from Darden is not treated as qualifying income.
Under applicable provisions of the Code, we will not be treated as a REIT unless we satisfy various requirements, including requirements relating to the sources of our gross income. Rents received or accrued by us from Darden will not be treated as qualifying rent for purposes of these requirements if the Leases are not respected as true leases for U.S. federal income tax purposes and are instead treated as service contracts, joint ventures or other types of arrangements. If the Leases are not respected as true leases for U.S. federal income tax purposes, we may fail to qualify as a REIT.
In addition, subject to certain exceptions, rents received or accrued by us from Darden will not be treated as qualifying rent for purposes of the REIT gross income requirements if we or a beneficial or constructive owner of 10% or more of our stock beneficially or constructively owns 10% or more of the total combined voting power of all classes of Darden stock entitled to vote or 10% or more of the total value of all classes of Darden stock. Our charter will provide for restrictions on ownership and transfer of our shares of stock, including restrictions on such ownership or transfer that would cause the rents received or accrued by us from Darden to be treated as non-qualifying rent for purposes of the REIT gross income requirements. The provisions of our charter that will restrict the ownership and transfer of our stock are described in “Description of Our Capital Stock—Restrictions on Transfer and Ownership of Four Corners Stock.” Nevertheless, there can be no assurance that such restrictions will be effective in ensuring that rents received or accrued by us from Darden will not be treated as qualifying rent for purposes of REIT qualification requirements.
Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.
The maximum U.S. federal income tax rate applicable to income from “qualified dividends” payable to U.S. shareholders that are individuals, trusts and estates is currently 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although these rules do not adversely affect the taxation of REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.
REIT distribution requirements could adversely affect our ability to execute our business plan.
We generally must distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, in order for us to qualify as a REIT (assuming that certain other requirements are also satisfied) so that U.S. federal corporate income tax does not apply to earnings that we distribute. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT but distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our shareholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to make distributions to our shareholders to comply with the REIT requirements of the Code.
Initially our funds from operations will be generated primarily by rents paid under the Leases. From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distributions requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity or adversely impact our ability to raise short and long-term debt. Furthermore, the REIT distribution requirements may increase the financing need to fund capital expenditures, further growth and expansion initiatives. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our common stock.
Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.
Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state, and local taxes on our income and assets, including taxes on any undistributed income and state or local income, property and transfer taxes. For example, we will hold some of our assets and conduct certain of our activities through one or more TRSs or other subsidiary corporations that will be subject to U.S. federal, state, and local corporate-level income taxes as regular C corporations. In addition, we may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s-length basis. Any of these taxes would decrease cash available for distribution to our shareholders.
Complying with the REIT requirements may cause us to forego otherwise attractive acquisition and business opportunities or liquidate otherwise attractive investments.
To qualify as a REIT for U.S. federal income tax purposes, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and “real estate assets” (as defined in the Code). The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within thirty days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.
In addition to the asset tests set forth above, to qualify as a REIT we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our shareholders and the ownership of our stock. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.
REIT ownership limitations may restrict or prevent you from engaging in certain transfers of our common stock.
In order to satisfy the requirements for REIT qualification, no more than 50% in value of all classes or series of our outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year commencing with our taxable year beginning January 1, 2016. As described above, subject to certain exceptions, rents received or accrued by us from Darden will not be treated as qualifying rent for purposes of the REIT gross income requirements if we or a beneficial or constructive owner of 10% or more of our stock beneficially or constructively owns 10% or more of the total combined voting power of all classes of Darden stock entitled to vote or 10% or more of the total value of all classes of Darden stock. To assist us in satisfying the REIT requirements, our charter will contain certain ownership and transfer restrictions on our stock. More specifically, our charter will provide that shares of our capital stock acquired or held in excess of the ownership limit will be transferred to a trust for the benefit of a designated charitable beneficiary, and that any person who acquires shares of our capital stock in violation of the ownership limit will not be entitled to any dividends on such shares or be entitled to vote such shares or receive any proceeds from the subsequent sale of such shares in excess of the lesser of the price paid for such shares or the amount realized from the sale (net of any commissions and other expenses of sale). A transfer of shares of our capital stock in violation of the ownership limit will be void ab initio under certain circumstances. Under applicable constructive ownership rules, any shares of stock owned by certain affiliated owners generally would be added together for purposes of the common stock ownership limits, and any shares of a given class or series of preferred stock owned by certain affiliated owners generally would be added together for purposes of the ownership limit on such class or series. Our 9.8% ownership limitation may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our shareholders. See “Our charter will restrict the ownership and transfer of our outstanding stock, which may have the effect of delaying, deferring or preventing a transaction or change of control of our company” below.
There are uncertainties relating to the Purging Distribution.
Darden will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the Spin-Off between Darden and Four Corners in a manner that, in its best judgment, is in accordance with the provisions of the Code. As a result of its intended election to be treated as a REIT for U.S. federal income tax purposes, in order to comply with certain REIT qualification requirements, we will declare a dividend to our shareholders to distribute its accumulated earnings and profits attributable to non-REIT years, including the earnings and profits allocated to us in connection with the Spin-Off and the earnings and profits generated by us in our taxable year ending December 31, 2015. Failure to declare the Purging Distribution before December 31, 2016 and pay it before January 31, 2017 could result in our disqualification as a REIT. The amount of earnings and profits to be distributed is a complex factual and legal determination. We currently believe and intend that our Purging Distribution will satisfy the requirements relating to the distribution of our pre-REIT accumulated earnings and profits. No assurance can be given, however, that the IRS will agree with our calculation or Darden’s allocation of earnings and profits to Four Corners. If the IRS finds additional amounts of pre-REIT earnings and profits, there are procedures generally available to cure any failure to distribute all of our pre-REIT earnings and profits, but there can be no assurance that we will be able to successfully implement such procedures.
We will pay the Purging Distribution in a combination of common stock and cash and may pay other dividends on our common stock in a combination of common stock and cash. Our shareholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.
We will pay the Purging Distribution in a combination of cash and common stock. Each shareholder will be permitted to elect to receive the shareholder’s entire entitlement under the Purging Distribution in either cash or Four Corners common stock, subject to the limitation on the amount of cash to be distributed in the aggregate to all of our shareholders (the “Cash Limitation”). The Cash Limitation will in no event be less than 20% of the Purging Distribution declaration (without regard to any cash that may be paid in lieu of fractional shares). If our shareholders elect to receive an amount of cash in excess of the Cash Limitation, each such electing shareholder will receive a pro rata amount of cash corresponding to the shareholder’s respective entitlement under the Purging Distribution declaration. Darden has requested the IRS Ruling, which, if received, is expected to address, in addition to issues relevant to the tax-free treatment of the Spin-Off, certain issues related to our payment of the Purging Distribution and dividends during our first two taxable years as a REIT that are made in a combination of cash and our stock. In general, the IRS Ruling with respect to the Purging Distribution, if received, is expected to provide, subject to the terms and conditions contained therein, that (1) the Purging Distribution and cash and stock distributions during our first two taxable years as a REIT will be treated as taxable distributions of property with respect to our stock; and (2) the amount of any distribution of our stock received by any shareholder as part of such distributions will be considered to equal the amount of money that could have been received instead. In the Purging Distribution and any other distribution paid in a combination of cash and common stock, shareholders will be required to report dividend income as a result of such distribution even though we distributed no cash or only nominal amounts of cash to such shareholder.
If we make any taxable dividend payable in cash and common stock, taxable shareholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, shareholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. shareholder sells shares of our stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the stock at the time of the sale. Furthermore, with respect to certain non-U.S.

shareholders, we may be required to withhold federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in our stock. If, in any taxable dividend payable in cash and stock, a significant number of our shareholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may be viewed as economically equivalent to a dividend reduction and put downward pressure on the market price of our stock.
If the total cash payable to shareholders in the Purging Distribution is limited, the amount of cash received by each shareholder is dependent on the election of other shareholders.
The total amount of cash payable in the Purging Distribution will be limited to no less than 20% of the total value of the Purging Distribution (without regard to any cash that may be paid in lieu of fractional shares). The balance of the Purging Distribution will be in the form of shares of our common stock. Each shareholder will be permitted to elect to receive the shareholder’s entire entitlement under the Purging Distribution in either cash or our common stock, subject to the Cash Limitation. If our shareholders elect to receive an amount of cash in excess of the Cash Limitation, each such electing shareholder will receive a pro rata amount of cash corresponding to the shareholder’s respective entitlement under the Purging Distribution declaration. Therefore, shareholders may not receive exactly the dividend that they elect and may receive a pro rata amount of the Cash Limitation and shares of our common stock.
Complying with the REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.
The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Income from certain hedging transactions that we may enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute “gross income” for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because the TRS may be subject to tax on gains or expose us to greater risks associated with changes in interest rates that we would otherwise want to bear. In addition, losses in the TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS.
Even if we qualify to be subject to tax as a REIT, we could be subject to tax on any unrealized net built-in gains in our assets held before electing to be treated as a REIT.
Following our REIT election, we will own appreciated assets that were held by a C corporation and will be acquired by us in a transaction in which the adjusted tax basis of the assets in our hands will be determined by reference to the adjusted basis of the assets in the hands of the C corporation. If we dispose of any such appreciated assets during the ten-year period following our intended qualification as a REIT, we will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that we became a REIT over the adjusted tax basis of such assets on such date, which are referred to as built-in gains. We would be subject to this tax liability even if we qualify and maintain our status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and our distribution requirement. Any tax on the recognized built-in gain will reduce REIT taxable income. We may choose not to sell in a taxable transaction appreciated assets we might otherwise sell during the ten-year period in which the built-in gain tax applies in order to avoid the built-in gain tax. However, there can be no assurances that such a taxable transaction will not occur. If we sell such assets in a taxable transaction, the amount of corporate tax that we will pay will vary depending on the actual amount of net built-in gain or loss present in those assets as of the time we became a REIT. The amount of tax could be significant.
Legislative or other actions affecting REITs could have a negative effect on us.
The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (the “Treasury”). Changes to the tax laws or interpretations thereof, with or without retroactive application, could materially and adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the U.S. federal income tax consequences to our investors and us of such qualification.
On February 26, 2014, House Ways and Means Committee Chairman David Camp released a proposal that was later formally introduced as proposed legislation, H.R.1, the Tax Reform Act of 2014 (the “Camp Proposal”), for comprehensive tax reform. The Camp Proposal includes a number of provisions that, if enacted, would have an adverse effect on corporations seeking to make an election to be subject to tax as a REIT. These include the following: (i) if the stock of a corporation is distributed in a tax-free spin-off under Section 355 of the Code, such corporation will not be eligible to make an election to be subject to tax as a REIT for the ten-year period following the taxable year in which the spin-off occurs, (ii) if a corporation elects to be subject to tax as a REIT, such corporation will be required to recognize certain built-in gains inherent in its property as if all its assets were sold at their fair market value immediately before the close of the taxable year immediately before the corporation became subject to tax as a REIT, and (iii) dividends made to satisfy the REIT requirement that a REIT must not have any earnings and profits accumulated during non-REIT years by the end of its first tax year as a REIT must be made in cash instead of a combination of cash and common stock. Provisions (i) and (ii), if enacted in their current form, would apply to REIT elections and tax-free spin-off distributions made on or after February 26, 2014. If enacted in its current form, the Camp Proposal would materially and adversely affect our ability to make a REIT election. See the risk factor captioned “If we do not qualify as a REIT, or fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our shareholders.” It is uncertain whether the Camp Proposal, in its current form as it relates to us, or any other legislation affecting REITs and entities desiring to elect REIT status, will be enacted and whether any such legislation will apply to us because of its proposed effective date or otherwise.
RISKS RELATED TO OUR BUSINESS
We will be dependent on Darden to make payments to us under the Leases as well as to provide services to us under the Transition Services Agreement and the Franchise Agreements and an event that materially and adversely affects Darden’s business, financial position or results of operations could materially and adversely affect our business, financial position or results of operations.
Immediately following the Spin-Off, Darden will be the only lessee under the Leases and, therefore, will be the source of substantially all of our revenues. Additionally, because the Leases are triple-net leases, we will depend on Darden to pay all insurance, taxes, utilities, common area maintenance charges, maintenance and repair expenses and to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with its business. There can be no assurance that Darden will have sufficient assets, income and access to financing to enable them to satisfy their payment obligations to us under the Leases. The inability or unwillingness of Darden to meet its rent obligations to us under any of the Leases could materially adversely affect our business, financial position or results of operations, including our ability to pay dividends to our shareholders as required to maintain our status as a REIT. The inability of Darden to satisfy its other obligations under the Leases, such as the payment of insurance, taxes and utilities could materially and adversely affect the condition of the Four Corners Properties as well as the business, financial position and results of operations of Darden. Since Darden Restaurants, Inc. is a holding company, it will be dependent to an extent on distributions from its direct and indirect subsidiaries in order to satisfy the payment obligations under the Leases, and the ability of Darden to make such distributions may be adversely impacted in the event of the insolvency or bankruptcy of such entities or by covenants in its debt agreements or otherwise that restrict the amount of the distributions that may be made by such entities. For these reasons, if a tenant were to experience a material and adverse effect on its business, financial position or results of operations, our business, financial position or results of operations could also be materially and adversely affected.
Due to our dependence on rental payments from Darden as our primary source of revenues, we may be limited in our ability to enforce our rights under, or to terminate, the Leases. Failure by Darden to comply with the terms of the Leases could require us to find other lessees for some or all of the properties and there could be a decrease or cessation of rental payments by Darden.

There is no assurance that we would be able to lease any of the Four Corners Properties to other lessees on substantially equivalent or better terms than any of the Leases, or at all, successfully reposition the Four Corners Properties for other uses or sell the Four Corners Properties on terms that are favorable to us. It may be more difficult to find a replacement tenant for a restaurant or retail property than it would be to find a replacement tenant for a general commercial property due to the specialized nature of the business.
Also, due to our status as a new publicly traded company, we will depend on certain transition services to be provided by Darden under the Transition Services Agreement in order to successfully operate our business as we become accustomed to operating as an independent, stand-alone entity. If for any of the reasons stated above Darden becomes unable or unwilling to provide these transition services, our business, financial position or results of operations could be materially and adversely affected.
In addition, our operation of the LongHorn San Antonio Business depends on the provision of services to us by Darden pursuant to the Franchise Agreements. The Franchise Agreements will provide that Darden will agree to provide certain franchising services to our subsidiary, Kerrow. The franchising services will include licensing the right to use and display certain trademarks in connection with the operation of the LongHorn San Antonio Business, marketing services, training and access to certain LongHorn operating procedures. The Franchise Agreements will also contain provisions under which Darden may provide certain technical support for the LongHorn San Antonio Business.
The risk factor immediately below describes certain risks that may impact the performance of Darden. Additional risks relating to Darden’s business can be found in Darden’s public filings with the SEC. To find out where you can get copies of these public filings, see “Where You Can Find More Information.”
We will be dependent on Darden successfully operating its business, and a failure do so could have a material adverse effect on our business, financial position or results of operations. We will therefore be subject to factors which affect the performance of Darden.
As discussed above, we are dependent on Darden successfully operating its business and fulfilling the obligations that it owes to us. The ability of Darden to fulfil the obligations that it owes to us will depend, in part, on the overall performance and profitability of Darden. Factors which may impact the business, financial position or results of operations of Darden include the following:

•	food safety and food-borne illness concerns throughout the supply chain; health concerns arising from food-related pandemics, outbreaks of flu viruses or other diseases;

•	litigation, including allegations of illegal, unfair or inconsistent employment practices;

•	unfavorable publicity, or a failure to respond effectively to adverse publicity;

•	labor and insurance costs;

•	insufficient guest or employee facing technology, or a failure to maintain a continuous and secure cyber network, free from material failure, interruption or security breach;

•	Darden’s inability or failure to execute a comprehensive business continuity plan following a major natural disaster such as a hurricane or manmade disaster, including terrorism;

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Darden’s failure to drive both short-term and long-term profitable sales growth through brand relevance, operating excellence, opening new restaurants of existing brands and developing or acquiring new dining brands;

•	a lack of suitable new restaurant locations or a decline in the quality of the locations of Darden’s current restaurants;

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a failure to identify and execute innovative marketing and guest relationship tactics and ineffective or improper use of social media or other marketing initiatives; an inability or failure to recognize, respond to and effectively manage the accelerated impact of social media;

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a failure to address cost pressures, including rising costs for commodities, health care and utilities used by Darden’s restaurants, and a failure to effectively deliver cost management activities and achieve economies of scale in purchasing;

•	the impact of shortages or interruptions in the delivery of food and other products from third-party vendors and suppliers;

•	disruptions in the financial markets that may impact consumer spending patterns, affect the availability and cost of credit and increase pension plan expenses;

•	economic and business factors specific to the restaurant industry and other general macroeconomic factors including energy prices and interest rates that are largely out of Darden’s control; and

•	a failure of Darden’s internal controls over financial reporting and future changes in accounting standards.
We are subject to restaurant risks including, but not limited to, those described under the captions “Initially, Darden will be our only tenant and a significant majority of our restaurant properties will be Olive Garden properties. Therefore, we are subject to risks associated with having highly concentrated tenant and property brand bases” and “We will be dependent on the restaurant industry, at least initially, and may be susceptible to the risks associated with it, which could materially adversely affect our business, financial position or results of operations.”
We intend to pursue acquisitions of additional properties and seek other strategic opportunities, which may result in the use of a significant amount of management resources or significant costs, and we may not fully realize the potential benefits of such transactions.
We intend to pursue acquisitions of additional properties and seek acquisitions and other strategic opportunities, including, but not limited to, expanding our tenant base to third parties other than Darden. Accordingly, we may often be engaged in evaluating potential transactions, potential new tenants and other strategic alternatives. In addition, from time to time, we may engage in discussions that may result in one or more transactions. Although there is uncertainty that any of these discussions will result in definitive agreements or the completion of any transaction, we may devote a significant amount of our management resources to such a transaction, which could negatively impact our operations. We may incur significant costs in connection with seeking acquisitions or other strategic opportunities regardless of whether the transaction is completed and in combining our operations if such a transaction is completed. In the event that we consummate an acquisition or strategic alternative in the future, there is no assurance that we would fully realize the potential benefits of such a transaction.
We will operate in a highly competitive market and face competition from other REITs, investment companies, private equity and hedge fund investors, sovereign funds, restaurant and retail operators, lenders and other investors, some of whom are significantly larger and have greater resources and lower costs of capital. Increased competition will make it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. Our board of directors may change our investment objectives at any time without shareholder approval. If we cannot identify and purchase a sufficient quantity of suitable properties at favorable prices or if we are unable to finance acquisitions on commercially favorable terms, our business, financial position or results of operations could be materially and adversely affected. Additionally, the fact that we must distribute 90% of our net taxable income in order to maintain our qualification as a REIT may limit our ability to rely upon rental payments from our leased properties or subsequently acquired properties in order to finance acquisitions and other strategic opportunities. As a result, if debt or equity financing is not available on acceptable terms, our ability to pursue further acquisitions might be limited or curtailed.
Acquisitions of properties we might seek to acquire entail risks associated with real estate investments generally, including that the investment’s performance will fail to meet expectations or that the tenant, operator or manager will underperform.

Our level of indebtedness could materially and adversely affect our financial position, including reducing funds available for other business purposes and reducing our operational flexibility, and we may have future capital needs and may not be able to obtain additional financing on acceptable terms.
In connection with the Spin-Off, we anticipate that we will enter into a credit agreement providing for $400.0 million in a term loan and a revolving credit facility with an available facility amount in an aggregate principal amount of $350.0 million, each of which we expect will be provided by a syndicate of banks and other financial institutions. We anticipate that the term loan facility will be fully drawn at the date that the Spin-Off is consummated and that the revolving credit facility will be undrawn at the date that the Spin-Off is consummated. We may incur additional indebtedness in the future to refinance our existing indebtedness, to finance newly-acquired assets or for other purposes. Our governing documents do not contain any limitations on the amount of debt we may incur and we do not have a formal policy limiting the amount of debt we may incur in the future. Subject to the restrictions, if any, set forth in our debt agreements, our board of directors may establish and change our leverage policy at any time without shareholder approval. Any significant additional indebtedness could require a substantial portion of our cash flow to make interest and principal payments due on our indebtedness. Greater demands on our cash resources may reduce funds available to us to pay dividends, make capital expenditures and acquisitions, or carry out other aspects of our business strategy. Increased indebtedness can also limit our ability to adjust rapidly to changing market conditions, make us more vulnerable to general adverse economic and industry conditions and create competitive disadvantages for us compared to other companies with relatively lower debt levels. Increased future debt service obligations may limit our operational flexibility, including our ability to acquire assets, finance or refinance our assets, contribute assets to joint ventures or sell assets as needed.
Moreover, our ability to obtain additional financing and satisfy our financial obligations under our indebtedness outstanding from time to time will depend upon our future operating performance, which is subject to then prevailing general economic and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond our control. A worsening of credit market conditions could materially and adversely affect our ability to obtain financing on favorable terms, if at all.
We may be unable to obtain additional financing or financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under our indebtedness outstanding from time to time (if any). Among other things, the absence of an investment grade credit rating or any credit rating downgrade could increase our financing costs and could limit our access to financing sources. If financing is not available when needed, or is available on unfavorable terms, we may be unable to complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could materially and adversely affect our business, financial condition and results of operations.
Covenants in our debt agreements may limit our operational flexibility, and a covenant breach or default could materially and adversely affect our business, financial position or results of operations.
The agreements governing our indebtedness are expected to contain customary covenants, which may limit our operational flexibility. The credit agreement is expected to contain customary affirmative and negative covenants that, among other things,restrict, subject to certain exceptions, the incurrence of debt, the incurrence of secured debt, the ability of Four Corners OP and the guarantors to enter into mergers, consolidations, sales of assets and similar transactions, limitations on distributions and other restricted payments, and limitations on transactions with affiliates and customary reporting obligations.
In addition, we anticipate that we will be required to comply with the following financial covenants: (1) maximum consolidated total leverage ratio, (2) maximum consolidated secured leverage ratio, (3) maximum consolidated secured recourse debt, (4) minimum fixed charge coverage ratio, (5) minimum consolidated tangible net worth, (6) maximum unhedged floating rate debt, (7) maximum unencumbered leverage ratio and (8) minimum unencumbered debt service coverage ratio.
We also anticipate that the credit agreement will contain customary events of default including, without limitation, payment defaults, violation of covenants and other performance defaults, defaults on payment of indebtedness and monetary obligations, bankruptcy-related defaults, judgment defaults, REIT status default and the occurrence of certain change of control events.

Breaches of certain covenants may result in defaults and cross-defaults under certain of our other indebtedness, even if we satisfy our payment obligations to the respective obligee.
Covenants that limit our operational flexibility, as well as covenant breaches or defaults under our debt instruments, could materially and adversely affect our business, financial position or results of operations, or our ability to incur additional indebtedness or refinance existing indebtedness.
An increase in market interest rates could increase our interest costs on existing and future debt and could adversely affect our stock price.
If interest rates increase, so could our interest costs for any new debt and our variable rate debt obligations pursuant to the credit agreement. This increased cost could make the financing of any acquisition more costly, as well as lower our current period earnings. Rising interest rates could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing. In addition, an increase in interest rates could decrease the access third parties have to credit, thereby decreasing the amount they are willing to pay to lease our assets and consequently limiting our ability to reposition our portfolio promptly in response to changes in economic or other conditions. Furthermore, the dividend yield on our common stock, as a percentage of the price of such common stock, will influence the price of such common stock. Thus, an increase in market interest rates may lead prospective purchasers of our common stock to expect a higher dividend yield, which could adversely affect the market price of our common stock.
Our pursuit of investments in, and acquisitions or development of, additional properties may be unsuccessful or fail to meet our expectations.
Investments in and acquisitions of restaurant and retail properties and other properties we might seek to acquire entail risks associated with real estate investments generally, including that the investment’s performance will fail to meet expectations, that the cost estimates for necessary property improvements will prove inaccurate or that the tenant, operator or manager will underperform. Real estate development projects present other risks, including construction delays or cost overruns that increase expenses, the inability to obtain required zoning, occupancy and other governmental approvals and permits on a timely basis, and the incurrence of significant development costs prior to completion of the project.
Our charter will restrict the ownership and transfer of our outstanding stock, which may have the effect of delaying, deferring or preventing a transaction or change of control of our company.
In order for us to qualify as a REIT, not more than 50% in value of our outstanding shares of stock may be owned, beneficially or constructively, by five or fewer individuals at any time during the last half of each taxable year after the first year for which we elect to be subject to tax and qualify as a REIT. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year (other than the first taxable year for which we elect to be subject to tax and qualify as a REIT). Our charter, with certain exceptions, will authorize our board of directors to take such actions as are necessary or advisable to preserve our qualification as a REIT. Our charter will also provide that, unless exempted by the board of directors, no person may own more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock. See “Description of Our Capital Stock—Restrictions on Transfer and Ownership of Four Corners Stock” and “U.S. Federal Income Tax Considerations.” The constructive ownership rules are complex and may cause shares of stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. These ownership limits could delay or prevent a transaction or a change in control of us that might involve a premium price for shares of our stock or otherwise be in the best interests of our shareholders. The acquisition of less than 9.8% of our outstanding stock by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% in value of our outstanding stock, and thus violate our charter’s ownership limit. Our charter will also prohibit any person from owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT. In addition, our charter will provide that (i) no person shall beneficially own shares of stock to the extent such beneficial ownership of stock would result in us failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code, and (ii) no person shall beneficially or constructively own shares of stock to the extent such beneficial or constructive ownership would cause us to own, beneficially or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in a tenant of our real property. Any attempt to own or transfer shares of our stock in violation of these restrictions may result in the transfer being automatically void. Our charter will also provide that shares of our capital stock acquired or held in excess of the ownership limit will be transferred to a trust for the benefit of a charitable beneficiary that we designate, and that any person who acquires shares of our capital stock in violation of the ownership limit will not be entitled to any dividends on the shares or be entitled to vote the shares or receive any proceeds from the subsequent sale of the shares in excess of the lesser of the market price on the day the shares were transferred to the trust or the amount realized from the sale. We or our designee will have the right to purchase the shares from the trustee at this calculated price as well. A transfer of shares of our capital stock in violation of the limit may be void under certain circumstances. Our 9.8% ownership limitation may have the effect of delaying, deferring or preventing a change in control, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our shareholders.
Maryland law and provisions in our charter and bylaws may delay or prevent takeover attempts by third parties and therefore inhibit our shareholders from realizing a premium on their stock.
Our charter and bylaws will contain, and Maryland law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirors to negotiate with our board of directors, rather than to attempt a hostile takeover. Our charter and bylaws will, among other things (1) contain transfer and ownership restrictions on the percentage by number and value of outstanding shares of our stock that may be owned or acquired by any shareholder; (2) permit the board of directors, without further action of the shareholders, to increase or decrease the authorized number of shares, issue additional shares, classify or reclassify unissued shares, and issue and fix the terms of one or more classes or series of preferred stock, which may have rights senior to those of the common stock; (3) establish certain advance notice procedures for shareholder proposals and director nominations; and (4) provide that special meetings of shareholders may only be called by the company or upon written request of ten percent in voting power of our outstanding common stock.
Under Maryland law, any written consent of our shareholders must be unanimous. In addition, Maryland law allows a Maryland corporation with a class of equity securities registered under the Exchange Act to amend its charter without stockholder approval to effect a reverse stock split at a ratio of not more than ten shares of stock into one share of stock in any twelve-month period.
If we are not able to hire, or if we lose, key management personnel, we may not be able to successfully manage our business and achieve our objectives.
Our success depends in large part upon the leadership and performance of our executive management team, including William H. Lenehan, and other key employees and attract other key personnel to our business. If we are unable to hire, or if we lose the services of, our executive management team, including William H. Lenehan, or we are not able to hire or lose other key employees, we may not be able to successfully manage our business or achieve our business objectives.
We or our tenants may experience uninsured or underinsured losses, which could result in a significant loss of the capital we have invested in a property, decrease anticipated future revenues or cause us to incur unanticipated expense.
The Leases will require, and new lease agreements that we enter into are expected to require, that the tenant maintain comprehensive insurance and hazard insurance or self-insure its insurance obligations. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, that may be uninsurable or not economically insurable. Insurance coverage may not be sufficient to pay the full current market value or current replacement cost of a loss. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also make it unfeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore the economic position with respect to such property.

The Four Corners Properties and the LongHorn San Antonio Business are located in 44 states, and if one of our properties experiences a loss that is uninsured or that exceeds policy coverage limits, we could lose the capital invested in the damaged property as well as the anticipated future cash flows from the property. If the damaged property is subject to recourse indebtedness, we could continue to be liable for the indebtedness even if the property is irreparably damaged.
In addition, even if damage to our properties is covered by insurance, a disruption of business caused by a casualty event may result in loss of revenue for our tenants or us. Any business interruption insurance may not fully compensate them or us for such loss of revenue. If one of our tenants experiences such a loss, it may be unable to satisfy its payment obligations to us under its lease with us.
Our relationship with Darden may adversely affect our ability to do business with third- party restaurant operators and other tenants.
After the Spin-Off, Darden will be our only tenant on the Leases, and our revenue will consist almost entirely of rental payments from Darden. Although we will operate as a completely independent business after the Spin-Off, because of our origins from Darden and our short-term dependence on Darden as our only tenant, we may be viewed by third-party restaurant operators and other potential tenants or parties to sale-leaseback transactions as being closely affiliated with Darden. As these third-party restaurant operators and other potential transaction parties may compete with Darden within the restaurant industry, our perceived affiliation with Darden could make it difficult for us to attract tenants and other transaction partners beyond Darden, particularly in the restaurant industry. If we are unable to diversify our tenant and transaction partner base beyond Darden, it may have a materially adverse effect on our ability to operate and grow our business and our ability to achieve our strategic objectives.
Initially, Darden will be our only tenant and a significant majority of our restaurant properties will be Olive Garden properties. Therefore, we are subject to risks associated with having highly concentrated tenant and property brand bases.
Upon completion of the Spin-Off, Darden will initially constitute our entire tenant base. Similarly, our initial restaurant properties will include 300 Olive Garden restaurants. As a result, our success, at least in the short-term, is dependent on the continued success of Darden and the Olive Garden brand and, to a lesser extent, its other restaurant brands. We believe that building brand value is critical to increase demand and build customer loyalty. Consequently, if market recognition or the positive perception of Darden is reduced or compromised, the value associated with the Darden-branded properties in our portfolio may be adversely affected. Furthermore, if our relationship with Darden were to deteriorate as a result of disputes regarding the management of the Four Corners Properties or for other reasons, we may not be able to replace Darden with one or more other tenants on terms equivalent or comparable to those set forth in the Leases.
We will be dependent on the restaurant industry, at least initially, and may be susceptible to the risks associated with it, which could materially adversely affect our business, financial position or results of operations.
As the owner of properties serving the restaurant industry, we will be impacted by the risks associated with the restaurant industry. Therefore, our success is to some degree dependent on the restaurant industry, which could be adversely affected by economic conditions in general, changes in consumer trends and preferences and other factors over which we and Darden, and any of our other tenants in the restaurant industry have no control. As we are subject to risks inherent in substantial investments in a single industry, a decrease in the restaurant business would likely have a greater adverse effect on our revenues than if we owned a more diversified real estate portfolio.
The restaurant industry is characterized by a high degree of competition among a large number of participants. Competition is intense between national and regional restaurant chains and locally-owned restaurants in most of the markets where our properties are located. As competing properties are constructed, the lease rates we assess for our properties may be negatively impacted upon renewal or new tenant pricing events.
We will be dependent on Darden and our other tenants to maintain the properties that we lease to them.

We will lease the Four Corners Properties to Darden and/or one or more of Darden’s operating subsidiaries on a triple-net basis and we intend to conduct all additional and future leasing activities, with Darden or any other tenant, on a triple-net basis. Under our triple-net arrangements, with certain limited exceptions, the tenant is responsible for all costs associated with maintaining the leased property in proper condition. The failure by Darden or any future tenant to fulfil its maintenance obligations may cause us to incur significant and unexpected expenses to remediate any resulting damage to the property. Furthermore, the failure by Darden or any future tenant to adequately maintain a leased property could adversely affect our ability to timely re-lease the property to a new tenant or otherwise monetize our investment in the property if we are forced to make significant repairs or changes to the property as a result of the tenant’s neglect. If we incur significant additional expenses or are delayed in being able to pursue returns on our real estate investments, it may have a materially adverse effect on our ability to operate and grow our business and our ability to achieve our strategic objectives.
Darden’s business is subject to government regulations and changes in current or future laws or regulations could restrict their ability to operate our business in the manner currently contemplated.
Darden, and to a large extent the restaurant industry as a whole, is subject to extensive federal, state and local and international laws and regulations. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to building, zoning, land use, environmental, traffic and other regulations and requirements. Darden is subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards and the sale of alcoholic beverages. Darden is also subject to, among other laws and regulations, laws and regulations relating to the preparation and sale of food, including regulations regarding product safety, nutritional content and menu labeling. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or an insufficient or ineffective response to significant regulatory or public policy issues, could have an adverse effect on Darden’s results of operations, which could also adversely affect our business, results of operations or financial condition as we depend on Darden, at least initially, for almost the entirety of our revenue.
Environmental compliance costs and liabilities associated with real estate properties owned by us may materially impair the value of those investments.
As an owner of real property, we will be subject to various federal, state and local environmental and health and safety laws and regulations. Although we will not operate or manage most of our property, we may be held primarily or jointly and severally liable for costs relating to the investigation and clean-up of any property from which there has been a release or threatened release of a regulated material as well as other affected properties, regardless of whether we knew of or caused the release.
In addition to these costs, which are typically not limited by law or regulation and could exceed the property’s value, we could be liable for certain other costs, including governmental fines and injuries to persons, property or natural resources. Furthermore, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs the government incurs in connection with such contamination.
Although the Leases will require Darden to indemnify us for environmental liabilities, and although we intend to require our other operators and tenants to undertake to indemnify us for certain environmental liabilities, including environmental liabilities they cause, the amount of such liabilities could exceed the financial ability of Darden, or such other tenant or operator to indemnify us. The presence of contamination or the failure to remediate contamination may adversely affect our ability to sell or lease the real estate or to borrow using the real estate as collateral.
Real estate investments are relatively illiquid and provisions in the Leases may adversely impact our ability to sell properties and could adversely impact the price at which we can sell the properties.
The Four Corners Properties, the properties leased to the TRS and the properties owned by the LongHorn San Antonio Business subject to ground leases represent a substantial portion of our total consolidated assets, and these investments are relatively illiquid. As a result, our ability to sell one or more of our properties or other investments in real estate we may make in response to any changes in economic or other conditions may be limited. If we want to sell a property, we cannot assure you that we will be able to dispose of it in the desired time period, or at all, or that the sale price of a property will exceed the cost of our investment in that property.
In addition, the Four Corners Properties subject to the Leases will provide that Darden will have a right of first offer with respect to our sale of any Four Corners Property and we will be prohibited from selling any Four Corners Properties to (i) any nationally recognized casual or fine dining brand restaurant or entity operating the same or (ii) any other regionally recognized casual or fine dining brand restaurant or entity operating the same, with 25 or more units. The existence of these provisions in the Leases, which survive for the full term of the relevant Lease, could adversely impact our ability to sell Four Corners Properties and could adversely impact our ability to obtain the highest possible price for any Four Corners Properties. If we seek to sell any Four Corners Property, we would not be able to offer the Four Corners Properties to potential purchasers through a competitive bid process or in a similar manner designed to maximize the value obtained without first offering to sell to Darden and we would be restricted in the potential purchasers who could buy the Four Corners Properties, which may adversely impact our ability to sell Four Corners Properties in a timely manner, or at all, or adversely impact the price we can obtain from such sale.
Hedging transactions could have a negative effect on our results of operations.
We may enter into hedging transactions, including with respect to interest rate exposure on one or more of our assets or liabilities. The use of hedging transactions involves certain risks, including: (1) the possibility that the market will move in a manner or direction that would have resulted in a gain for us had a hedging transaction not been used, in which case our performance would have been better had we not engaged in the hedging transaction; (2) the risk of an imperfect correlation between the risk sought to be hedged and the hedging transaction used; (3) the potential illiquidity for the hedging instrument used, which may make it difficult for us to close out or unwind a hedging transaction; (4) the possibility that our counterparty fails to honor its obligations; and (5) the possibility that we may have to post collateral to enter into hedging transactions, which we may lose if we are unable to honor our obligations. Our election to be subject to tax as a REIT will also result in limitations on our income sources, and the hedging strategies available to us will be more limited than those available to companies that are not REITs.
Our active management and operation of a restaurant business may expose us to potential liabilities beyond those traditionally associated with REITs.
In addition to our real estate investment activities, we will also manage and operate the LongHorn San Antonio Business, which consists of six LongHorn Steakhouse restaurants located in the San Antonio, Texas area. Managing and operating the LongHorn San Antonio Business will require us to employ significantly more people than a REIT which did not operate a business of such type and scale. In addition, managing and operating an active restaurant business exposes us to potential liabilities associated with the operation of restaurants. Such potential liabilities are not typically associated with REITs and include potential liabilities for wage and hour violations, guest discrimination, food safety issues including poor food quality, food-borne illness, food tampering, food contamination, workplace injury, and violation of “dram shop” laws (providing an injured party with recourse against an establishment that serves alcoholic beverages to an intoxicated party who then causes injury to himself or a third party). In the event that one or more of the potential liabilities associated with managing and operating an active restaurant business materializes, such liabilities could damage the reputation of the LongHorn San Antonio Business as well as the reputation of Four Corners, and could adversely affect our financial position and results of operations, possibly to a material degree.
If our security measures are breached, we may face liability and public perception of our services could be diminished, which would negatively impact our ability to attract business partners and advertisers.
Although we will implement physical and electronic security measures to protect against the loss, misuse and alteration of our websites, digital assets and proprietary business information, as well as consumer, business partner and advertiser personally identifiable information, no security measures are perfect and impenetrable, and we may be unable to anticipate or prevent unauthorized access. A cyber attack or other security breach could occur due to the actions of outside parties, employee error, malfeasance or a combination of these or other actions. If an actual or perceived breach of our security occurs, we could lose competitively sensitive business information or suffer disruptions to our business operations. In addition, the public perception of the effectiveness of our security measures or services could be harmed, we could lose consumers, business partners and advertisers, and we could suffer financial exposure in connection with remediation efforts, investigations and legal proceedings and changes in our security and system protection measures.
RISKS RELATED TO OUR COMMON STOCK
There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price and trading volume of our common stock may fluctuate widely.
There is no current trading market for our common stock. Our common stock distributed in the Spin-Off will be trading publicly for the first time. We anticipate that a limited market, commonly known as a “when-distributed” trading market, will develop shortly before the record date and that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the Spin-Off or be sustained in the future. The lack of an active trading market may make it more difficult for you to sell your shares and could lead to our share price being depressed or more volatile.
For many reasons, including the risks identified in this information statement, the market price of our common stock following the Spin-Off may be more volatile than the market price of Darden common stock before the Spin-Off. These factors may result in short-term or long-term negative pressure on the value of our common stock.
We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of our common stock may fluctuate significantly, depending upon many factors, some of which may be beyond our control, including, but not limited to:

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of comparable companies;

•	actual or anticipated fluctuations in our operating results;

•	our ability to obtain financing as needed;

•	changes in laws and regulations affecting our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant investments, acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the Spin-Off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating performance and stock price of comparable companies;

•	overall market fluctuations;

•	a decline in the real estate markets; and

•	general economic conditions and other external factors.
Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

The combined post-Spin-Off value of Darden common stock and our common stock may not equal or exceed the pre-Spin-Off value of Darden common stock.
We cannot assure you that the combined trading prices of Darden common stock and our common stock after the Spin-Off will be equal to or greater than the trading price of Darden common stock prior to the Spin-Off. Until the market has fully evaluated the business of Darden without the Four Corners Properties and the LongHorn San Antonio Business, the price at which Darden common stock trades may fluctuate more significantly than might otherwise be typical. Similarly, until the market has fully evaluated the stand-alone business of our company, the price at which shares of our common stock trades may fluctuate more significantly than might otherwise be typical, including volatility caused by general market conditions.
The market price and trading volume of our common stock may be volatile and may face negative pressure including as a result of future sales or distributions of our common stock.
There is currently no trading market for any of our common stock. Our common stock distributed in the Spin-Off will be trading publicly for the first time. Until, and possibly even after, orderly trading markets develop for the common stock, there may be significant fluctuations in price. It is not possible to accurately predict how investors in our common stock will behave following the Spin-Off. For many reasons, including the risks identified in this document, the market price of our common stock following the Spin-Off may be more volatile than the market price of Darden’s securities, including its common stock, before the Spin-Off. These factors may result in short or long-term negative pressure on the value of our common stock.
Investors may decide to dispose of some or all of our common stock that they receive in the Spin-Off, which may generally be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any holder of Darden common stock to sell our common stock on or after the record date, it is possible that some Darden shareholders will decide to sell some or all of the shares of our common stock that they receive in the Spin-Off.
In addition, some of the holders of Darden securities, including its common stock, are index funds tied to stock or investment indices, or are institutional investors bound by various investment guidelines. Companies are generally selected for investment indices and, in some cases, selected by institutional investors, based on factors such as market capitalization, industry, trading liquidity and financial condition. As an independent company, we expect to initially have a lower market capitalization than Darden has today, and our business will differ from the business of Darden prior to the Spin-Off. As a result, our common stock may not qualify for those investment indices. In addition, the common stock that is received in the Spin-Off may not meet the investment guidelines of some institutional investors. Consequently, these index funds and institutional investors may have to sell some or all of our common stock they receive in the Spin-Off, and the price of our common stock may fall as a result. Any such decline could impair our ability to raise capital through future sales of securities, including our common stock. Furthermore, our common stock may not qualify for other investment indices, including indices specific to REITs, and any such failure may discourage new investors from investing in our common stock.
Any disposition by a significant shareholder of our common stock, or the perception in the market that such dispositions could occur, may cause the price of our common stock to fall. Any such decline could impair our ability to raise capital through future sales of our common stock. Furthermore, our common stock may not qualify for other investment indices, including indices specific to REITs, and any such failure may discourage new investors from investing in our common stock.
Our ability to engage in significant equity issuances will also be limited or restricted after our Spin-Off from Darden in order to preserve the tax-free nature of the Spin-Off. If and when additional funds are raised through the issuance of equity securities, including our common stock, our shareholders may experience significant dilution.
We cannot assure you of our ability to pay dividends in the future.
It is expected that our initial dividend will be $1.35 per share per annum. Based on a distribution ratio in the Spin-Off of one share of Four Corners common stock for every three shares of Darden common stock, following the Spin-Off, the initial combined dividend level on the Four Corners common stock and the Darden common stock is expected to be at least equal to the dividend level on the Darden common stock prior to the Spin-Off. We may pay a portion of our dividends in common stock.

In no event will the annual dividend be less than 90% of our REIT taxable income on an annual basis, determined without regard to the dividends paid deduction and excluding any net capital gains. Our ability to pay dividends may be adversely affected by a number of factors, including the risk factors described in this information statement. Dividends will be authorized by our board of directors and declared by us based upon a number of factors, including actual results of operations, restrictions under Maryland law or applicable debt covenants, our financial condition, our taxable income, the annual distribution requirements under the REIT provisions of the Code, our operating expenses and other factors our directors deem relevant. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash dividends or year-to-year increases in cash dividends in the future.
Furthermore, while we are required to pay dividends in order to maintain our REIT status (as described above under “Risks Related to Our Taxation as a REIT—REIT distribution requirements could adversely affect our ability to execute our business plan”), we may elect not to maintain our REIT status, in which case we would no longer be required to pay such dividends. Moreover, even if we do elect to maintain our REIT status, after completing various procedural steps, we may elect to comply with the applicable distribution requirements by distributing, under certain circumstances, a portion of the required amount in the form of shares of our common stock in lieu of cash. If we elect not to maintain our REIT status or to satisfy any required distributions in shares of common stock in lieu of cash, such action could negatively affect our business and financial condition as well as the market price of our common stock. No assurance can be given that we will pay any dividends on shares of our common stock in the future.
Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect our business and the market price of our common stock.
Under the Sarbanes-Oxley Act, we must maintain effective disclosure controls and procedures and internal control over financial reporting, which requires significant resources and management oversight. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that internal controls were effective. Matters impacting our internal controls may cause us to be unable to report our financial data on a timely basis, or may cause us to restate previously issued financial data, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. This could materially adversely affect us by, for example, leading to a decline in the market price for our common stock and impairing our ability to raise capital.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This information statement includes forward-looking statements, including the sections entitled “Summary,” “Risk Factors,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Four Corners Properties.” Forward-looking statements include all statements that are not historical statements of fact and those regarding our intent, belief or expectations, including, but not limited to, statements regarding: the anticipated timing, structure, benefits and tax treatment of the Spin-Off; future financing plans, business strategies, growth prospects and operating and financial performance; expectations regarding the making of distributions and the payment of dividends; and compliance with and changes in governmental regulations.
Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “believe(s),” “may,” “will,” “would,” “could,” “should,” “seek(s)” and similar expressions, or the negative of these terms, are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results differing materially from those projected, forecasted or expected. Although we believe that the assumptions underlying the forward-looking statements are reasonable, we can give no assurance that our expectations will be attained. Factors that could have a material adverse effect on our operations and future prospects or that could cause actual results to differ materially from our expectations include, but are not limited to:

•	the ability to achieve some or all the benefits that we expect to achieve from the Spin-Off;

•
the ability and willingness of Darden to meet and/or perform its obligations under any contractual arrangements that are entered into with us in connection with the Spin-Off, including the Leases and any of its obligations to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities;

•
the ability of Darden to comply with laws, rules and regulations in the operation of the Four Corners Properties we will lease to Darden and/or one or more of Darden’s operating subsidiaries following the Spin-Off;

•
the ability and willingness of our tenants, including Darden, to perform under the Leases and to renew the leases with us upon their expiration, and the ability to reposition our properties on the same or better terms in the event of nonrenewal or in the event we replace an existing tenant, and obligations, including indemnification obligations, we may incur in connection with the replacement of an existing tenant;

•	the availability of and the ability to identify suitable acquisition opportunities and the ability to diversify by acquiring and leasing the additional properties on favorable terms;

•	the ability to generate sufficient cash flows to service our outstanding indebtedness;

•	access to debt and equity capital markets;

•	fluctuating interest rates;

•	the ability to retain our key management personnel;

•	the ability to qualify or maintain our status as a REIT;

•	changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs;

•	other risks inherent in the Four Corners Properties, including illiquidity of real estate investments and restrictions on how we may sell these investments; and

•
additional factors discussed in the sections entitled “Business and Four Corners Properties,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this information statement.

Forward-looking statements speak only as of the date of this information statement. Except in the normal course of our public disclosure obligations, we expressly disclaim any obligation to publicly release any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any statement is based.

THE SPIN-OFF
Background of the Spin-Off
On June 23, 2015, Darden announced its plan to separate its business into two separate and independent publicly traded companies:

•	Darden, which will continue to operate a wide range of restaurant and dining options at various price points through its existing operations; and

•
Four Corners, which will own, acquire and lease properties, on a triple-net basis, for use in the restaurant industry and potentially other industries, as well as operate the LongHorn San Antonio Business.

Darden will accomplish the separation by effecting an internal restructuring resulting in the contribution to Four Corners of the equity of entities that hold the Four Corners Properties, the LongHorn San Antonio Business and $36.1 million in cash in exchange for the issuance to Darden of our common stock to be distributed in the Spin-Off. In connection with the Spin-Off, $351.1 million in cash funded from the proceeds of our term loan borrowings will be transferred to Darden.
These actions are collectively referred to as the Reorganization, as further described below under “Reorganization.” Subsequently, Darden will distribute all of our outstanding shares of common stock pro rata to holders of Darden common stock pursuant to the Spin-Off. Darden will use the cash it receives from us and the proceeds from other, unrelated sale-leaseback transactions that have occurred prior to the Spin-Off, to retire approximately $1 billion of its current outstanding debt.
Effective immediately upon the Spin-Off, we and Darden will enter into the Leases, under which Darden and/or one or more of Darden’s operating subsidiaries will lease the Four Corners Properties from us on a triple-net basis. We and Darden will also enter into a number of other agreements to govern our relationship with Darden following the Spin-Off. See “Our Relationship with Darden Following the Spin-Off.”
Upon the satisfaction or waiver of the conditions to the Spin-Off, which are described in more detail in “—Conditions to the Spin-Off” below, Darden will effect the Spin-Off by distributing to Darden’s shareholders one share of Four Corners common stock for every three shares of Darden common stock held at the close of business on    , 2015, the record date for the Spin-Off. We expect the shares of our common stock to be distributed by Darden on or about    , 2015.
You will not be required to make any payment, surrender or exchange your shares of Darden common stock or take any other action to receive your shares of our common stock.
Darden will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the Spin-Off between Darden and Four Corners in a manner that, in its best judgment, is in accordance with the provisions of the Code. As a result of our intended election to be subject to tax as a REIT for U.S. federal income tax purposes, in order to comply with certain REIT qualification requirements, we will make the Purging Distribution by declaring a dividend to our shareholders to distribute our accumulated earnings and profits attributable to our non-REIT years, including the earnings and profits allocated to us in connection with the Spin-Off and the earnings and profits generated by us in our taxable year ending December 31, 2015. The Purging Distribution will be paid to Four Corners shareholders in a combination of cash and Four Corners stock, with the cash portion constituting at least 20% of the total amount of the Purging Distribution. We expect to pay the majority of the Purging Distribution in Four Corners stock. Additionally, we expect to declare the Purging Distribution in 2016 and to make the Purging Distribution no later than January 31, 2017. We currently expect that the aggregate amount of the Purging Distribution will be between approximately $300 million and $400 million. See “—The Purging Distribution.”
The Spin-Off is subject to the satisfaction or waiver of certain conditions. Until the Spin-Off has occurred, Darden has the right to amend, modify, abandon or otherwise terminate the transaction, even if all of the conditions have been satisfied, if the board of directors of Darden determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Darden and its shareholders or that legal, market or regulatory conditions or other circumstances are such that the Spin-Off is no longer advisable at that time. We cannot provide any assurances that the Spin-Off will be completed. For a more detailed description of these conditions, see the section entitled “—Conditions to the Spin-Off” below.
Reasons for the Spin-Off
It is expected that the Spin-Off will:

•
position both Darden and Four Corners to more efficiently dedicate financial resources, access capital markets, pursue appropriate growth opportunities and execute strategic plans best suited for their respective businesses;

•
enable the separate management teams of Darden and Four Corners to devote their time and attention to the development and implementation of corporate strategies that are specifically tailored towards each entity’s respective core business;

•
allow for valuation of the Four Corners Properties, separate from Darden, within a publicly traded REIT structure. Based on historical market valuation multiples, this is expected to increase the value attributed by the market to the Four Corners Properties and the value of Four Corners such that the aggregate value of the equity of Darden and Four Corners following the Spin-Off would be greater than the equity value of Darden absent the Spin-Off; and

•	enhance our ability to attract and retain qualified management in furtherance of our strategic growth objectives.
Improves capital structures and allocation of financial resources
The Spin-Off will allow Darden to achieve a more efficient capital structure with a substantially lower financial debt burden once it retires a substantial portion of its current outstanding debt with, in part, the cash it receives from us in the Spin-Off. Shifting a significant portion of Darden’s fixed costs from interest payments to lease payments is also expected to result in a more favorable credit profile and potentially increase the return on invested capital for Darden. In addition, Darden’s management believes that Darden’s current real estate holdings are an inefficient use of Darden’s capital resources, and that decreasing the percentage of owned properties will be a more efficient use of capital and allow Darden to better compete with its peers that have a lower percentage of owned properties.
Management further believes there is an opportunity to grow and diversify our real estate holdings. Diversification could be accomplished from a combination of acquisitions, property exchanges, divestitures and build to suit new construction. To finance these diversifying, growth investments, we, as a REIT, expect to benefit from a lower cost of capital than is currently available to Darden, which will better position us to access capital markets and to establish an efficient capital structure suited to long-term real estate ownership.

Enables the management team of each business to focus on the performance and success of its relevant business free of constraints from the competing interests of the unrelated business and free of distraction posed by operations of the unrelated business.
The commercial, marketing and management activities required to operate Four Corners are substantially different from those required to operate Darden. We believe Four Corners will be better positioned to grow the real estate business following the Spin-Off, as developing and maximizing the value of Darden’s real estate is not currently a core aspect of its business strategy. Our management expects that, over time, we will expand and diversify our real estate holdings, grow through acquisitions, and add personnel with specific experience in real estate management, operations, acquisitions, and dispositions. Similarly, although Darden will have several responsibilities with regard to the Four Corners Properties under the Leases, the Spin-Off should benefit Darden by allowing Darden management to focus more exclusively on operating Darden’s core restaurant operations business without diverting its attention to growth of the Four Corners Properties.
Increases the valuation of the real estate assets (in the form of a higher equity market valuation for Four Corners), providing Four Corners with a more effective acquisition currency
Historically, retail oriented triple-net lease REITs have generally traded at higher valuation multiples than Darden and its restaurant operator peers. Therefore, the Spin-Off could result in a higher aggregate equity value of the combination of Darden and Four Corners compared to the equity value ascribed to Darden in the absence of the Spin-Off.
The more favorable valuation that could apply to Four Corners’ equity as a result of the Spin-Off would enable us to raise capital more efficiently to fund growth strategies, including in connection with acquisition and diversification opportunities.
Enhances our ability to attract and retain qualified management through tailored incentive-based compensation plan
Our equity should be more favorably and efficiently valued than it would be in the absence of the Spin-Off. The enhanced valuation of our equity that may occur should attract and ultimately help retain a stronger management team with expertise in real estate acquisitions, divestitures and management, benefitting shareholders. Furthermore, the Spin-Off should incentivize our management by providing compensation that is tied directly and exclusively to the performance of the real estate investments. The ability to offer compensation that is directly and solely tied to the performance of real estate investments should both enhance our ability to attract and retain management and better incentivize management to achieve superior results for shareholders than would occur with respect to real estate investments housed within an operating company.

Reorganization
Set forth below are diagrams depicting the organizational structure of Darden prior to the Reorganization and the organizational structure of each of Darden and the Company after the Reorganization and the Spin-Off of the Company:

Prior to consummation of the Spin-Off

Shareholders
Darden Restaurants, Inc.
Other Subsidiaries
GMRI, Inc.
Other Subsidiaries
Rare Hospitality International, Inc.
Other Subsidiaries
Four Corners Property Trust, Inc.
Four Corners GP, LLC
Four Corners Operating Partnership, LP
Subsidiaries

Key

- (Blue) Subsidiaries owning and operating Darden's restaurant business and Darden's real estate assets
- (Yellow) Subsidiaries that will, upon consummation of the Spin-Off, hold the Four Corners Properties and the LongHorn San Antonio Business. Prior to consummation of the Reorganization and the Spin-Off, these subsidiaries do not hold any assets or businesses.

Upon consummation of the Spin-Off

Shareholders
Darden Restaurants, Inc.
Other Subsidiaries
GMRI, Inc.
Other Subsidiaries
Rare Hospitality International, Inc.
Subsidiaries
Shareholders
Four Corners Property Trust, Inc.
Four Corners GP, LLC
Four Corners Operating Partnership, LP
Subsidiaries

Key

- (Blue) Subsidiaries owning and operating Darden's restaurant business and the real estate assets that Darden has retained
- (Green) Subsidiaries holding the Four Corners Properties and operating the LongHorn San Antonio Business

After several internal reorganization steps, Rare Hospitality International, Inc., a wholly-owned indirect subsidiary of Darden, will contribute to us the equity interests in certain subsidiaries holding certain of the Four Corners Properties, the LongHorn San Antonio Business and $36.1 million in cash in exchange for all of the stock of the Company, and we will further contribute such contributed entities holding such Four Corners Properties, the LongHorn San Antonio Business and the cash to our subsidiaries. Rare Hospitality International, Inc. will then distribute all of the stock of the Company to GMRI, Inc., a wholly owned subsidiary of Darden.
GMRI, Inc. will also contribute the equity interests in certain subsidiaries holding certain of the Four Corners Properties to the Company in exchange for all of the stock of the Company, and we will further contribute such contributed Four Corners Properties and the LongHorn San Antonio Business to our subsidiaries. GMRI, Inc. will then distribute all of the stock of the Company to Darden.
Darden will also contribute the equity interests in certain subsidiaries holding certain of the Four Corners Properties to the Company in exchange for all of the stock of the Company, and we will further contribute such contributed Four Corners Properties to our subsidiaries. Darden will then effect the Spin-Off by distributing all of the stock of the Company pro rata to the shareholders of Darden that hold Darden common stock on the record date. In connection with the Spin-Off, $351.1 million in cash funded from the proceeds of our term loan borrowings will be transferred to Darden.

Manner of Effecting the Spin-Off
The general terms and conditions relating to the Spin-Off will be set forth in the Separation and Distribution Agreement between us and Darden. Under the Separation and Distribution Agreement, the Spin-Off is anticipated to be effective from and after     , 2015.
You will receive one share of Four Corners common stock for every three shares of Darden common stock that you owned at the close of business on    , 2015, the record date. The actual total number of shares of our common stock to be distributed will depend on the number of shares of Darden common stock outstanding on the record date. The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the Spin-Off.
Darden expects to distribute the shares of Four Corners common stock on , 2015, the distribution date. However, until the Spin-Off has occurred, Darden has the right to amend, modify, abandon or otherwise terminate the transaction even if all of the conditions to the Spin-Off have been satisfied, if the board of directors of Darden determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Darden and its shareholders or that legal, market or regulatory conditions or other circumstances are such that the Spin-Off is no longer advisable at the time.
Wells Fargo Bank, N.A. will serve as transfer agent and registrar for our common stock and as distribution agent in connection with the Spin-Off.
We will not be issuing physical certificates representing shares of our common stock. Instead, if you own Darden common stock as of the close of business on the record date, the shares of our common stock that you are entitled to receive in the Spin-Off will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.
If you hold physical stock certificates that represent your shares of Darden common stock and you are the registered holder of the Darden shares represented by those certificates, the distribution agent will mail you an account statement that reflects the number of shares of our common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of common stock registered in book-entry form, you are encouraged to contact Darden Investor Relations by mail at 1000 Darden Center Drive, Orlando, Florida 32837, by phone at (407) 245-5870 or by email at kkalicak@darden.com.
Most Darden shareholders hold their shares of Darden common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Darden common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the Spin-Off. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” you are encouraged to contact your bank or brokerage firm.
Results of the Spin-Off
After the Spin-Off, we will be an independent, publicly traded, self-administered company, which intends to elect and qualify as a REIT for U.S. federal income tax purposes primarily engaged in the ownership, acquisition and leasing of restaurant properties. Immediately following the Spin-Off, we expect to have 11,748 registered shareholders, based on the number of registered shareholders of Darden common stock on October 7, 2015. Immediately following the Spin-Off, we expect to have 42,765,618 shares of our common stock outstanding on a fully diluted basis, based on the number of shares of Darden common stock outstanding on a fully diluted basis as of October 7, 2015. The actual number of shares to be distributed will be determined on the record date and will reflect any changes in the number of shares of Darden common stock between October 7, 2015 and the record date. The Spin-Off will not affect the number of outstanding shares of Darden common stock or any rights of Darden shareholders.

Effective immediately upon the Spin-Off, we and Darden will enter into the Leases, under which Darden and/or one or more of Darden’s operating subsidiaries will lease the Four Corners Properties on a triple-net basis. We and Darden will also enter into a number of other agreements to govern their relationship following the Spin-Off concerning, among other things, the Franchise Agreements, transition services, allocations of assets and liabilities attributable to periods prior to the Spin-Off and the rights and obligations, including certain indemnification obligations, of Darden and us after the Spin-Off. For a more detailed description of these agreements, see the section entitled “Our Relationship With Darden Following the Spin-Off.”
Treatment of Fractional Shares
The transfer agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the transfer agent will aggregate all fractional shares of our common stock into whole shares and sell them on the open market at the prevailing market prices on behalf of those registered holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. The transfer agent will then distribute to such registered holders the aggregate cash proceeds of such sale, in an amount equal to their pro rata share of the total proceeds of those sales. Any applicable expenses, including brokerage fees, will be paid by us. We do not expect the amount of any such fees to be material to us.
If you hold physical stock certificates that represent your shares of Darden common stock and you are the registered holder of the Darden shares represented by those certificates, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you separately. If you hold your shares of Darden common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds from the sales and will electronically credit your account for your share of such proceeds.
None of us, Darden or the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor Darden will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholders. Each shareholder entitled to receive cash proceeds from these fractional shares should consult his, her or its own tax advisor as to the shareholder’s particular circumstances. See “—U.S. Federal Income Tax Consequences of the Spin-Off.”
Listing and Trading of Our Shares
There is no current trading market for Four Corners common stock. A condition to the Spin-Off is the listing of our common stock on the NYSE. We have applied to list our common stock listed on the NYSE under the symbol “FCPT” subject to official notice of issuance.
At some point following the record date and continuing up to and including the distribution date, we expect that there will be two markets in Darden common stock: a “due-bills” market and an “ex-distribution” market. Shares of Darden common stock that trade on the “due-bills” market will trade with an entitlement to shares of our common stock distributed pursuant to the Spin-Off. Shares of Darden common stock that trade on the “ex-distribution” market will trade without an entitlement to shares of our common stock distributed pursuant to the Spin-Off. Therefore, if you sell shares of Darden common stock in the “due-bills” market after the record date and before the distribution date, you will be selling your right to receive shares of our common stock in connection with the Spin-Off. If you own shares of Darden common stock at the close of business on the record date and sell those shares on the “ex-distribution” market before the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Darden common stock on the record date.
Furthermore,shortly prior to the record date and continuing up to and including the distribution date, we expect that a limited market, commonly known as a “when-distributed” trading market, will develop in our common stock. “When-distributed” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet distributed. The “when-distributed” trading market will be a market for shares of our common stock that will be distributed pro rata to Darden shareholders on the distribution date. If you owned shares of Darden common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the Spin-Off. You may trade this entitlement to shares of our common stock, without trading the shares of Darden common stock you own, on the “when-distributed” market. On the first trading day following the distribution date, “when-distributed” trading with respect to our common stock will end and “regular-way” trading in our common stock will begin.
Treatment of Darden Equity Awards
Prior to the completion of the Spin-Off, we will adopt an equity-based incentive plan. Under the terms of the Employee Matters Agreement, Darden restricted stock units held by an employee who performs services primarily for Four Corners on the Distribution Date (“Four Corners Employee”) will be converted into Four Corners restricted stock units in the manner set forth in the Employee Matters Agreement. Darden stock options and restricted stock units held by a current or former employee of Darden, other than Mr. Lenehan, on the Distribution Date will remain Darden stock options and restricted stock units, but will be adjusted to reflect the Spin-Off. Shares of Darden restricted stock, regardless of the holder, will be treated the same as shares of Darden common stock, with holders receiving one share of Four Corners restricted stock for every three shares of Darden restricted stock held by each such holder, all of which will continue to be subject to the same vesting conditions as the original shares of Darden restricted stock. However, as we have concluded that the equity awards received by former Darden employees to be employed by Four Corners post-spin are immaterial, we have not included their conversion to Four Corners equity awards in the pro forma financial information included in the information statement.
The Purging Distribution
Darden will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the Spin-Off between Darden and Four Corners in a manner that, in its best judgment, is in accordance with the provisions of the Code. As a result of our intended election to be subject to tax as a REIT for U.S. federal income tax purposes, in order to comply with certain REIT qualification requirements, we will be required to make the Purging Distribution by declaring a dividend to our shareholders to distribute our accumulated earnings and profits attributable to our non-REIT years, including the earnings and profits allocated to us in connection with the Spin-Off and the earnings and profits generated by us in our taxable year ending December 31, 2015. The Purging Distribution will be paid to our shareholders in a combination of cash and our common stock, with the cash portion constituting at least 20% of the total amount of the Purging Distribution. We expect to pay the majority of the Purging Distribution in our common stock. Additionally, we expect to declare the Purging Distribution in 2016 and to make the Purging Distribution no later than January 31, 2017. We currently expect that the aggregate amount of the Purging Distribution will be between approximately $300 million and $400 million. The expected Purging Distribution range was based upon an assumption of relative valuations and an accumulated earnings and profit analysis, using historic tax returns through the tax year ended 2014 and estimates for the tax year ended 2015. The amount of earnings and profits to be distributed is a complex factual and legal determination. See the risk factor captioned “There are uncertainties relating to the Purging Distribution.”
Each shareholder will be permitted to elect to receive the shareholder’s entire entitlement under the Purging Distribution in either cash or our common stock, subject to the Cash Limitation. The Cash Limitation will in no event be less than 20% of the Purging Distribution declaration (without regard to any cash that may be paid in lieu of fractional shares). If our shareholders elect to receive an amount of cash in excess of the Cash Limitation, each such electing shareholder will receive a pro rata amount of cash corresponding to the shareholder’s respective entitlement under the Purging Distribution declaration. Darden has requested the IRS Ruling, which, if received, is expected to address, in addition to issues relevant to the tax-free treatment of the Spin-Off, certain issues related to our payment of the Purging Distribution in a combination of cash and our stock. In general, the IRS Ruling with respect to the Purging Distribution, if received, is expected to provide, subject to the terms and conditions contained therein, that (1) any and all of the cash and stock distributed by us to our shareholders as part of the Purging Distribution will be treated as a taxable distribution of property with respect to Four Corners stock and (2) the amount of any distribution of stock received by any of our shareholders as part of the Purging Distribution will be considered to equal the amount of the money which could have been received instead. In the Purging Distribution, a holder of our common stock will be required to report dividend income as a result of the Purging Distribution even if we distribute no cash or only nominal amounts of cash to such shareholder.

You are urged to consult with your tax advisor as to the particular tax consequences of the Purging Distribution to you, including the applicability of any U.S. federal, state and local and non-U.S. tax laws.
U.S. Federal Income Tax Consequences of the Spin-Off
The following is a summary of the U.S. federal income tax consequences to the holders of shares of Darden common stock in connection with the Spin-Off. This summary is based on the Code, the Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the Spin-Off will be consummated in accordance with the Separation and Distribution Agreement and as described in this information statement.
Except as specifically described below, this summary is limited to holders of shares of Darden common stock that are U.S. Holders, as defined immediately below. For purposes of this summary, a U.S. Holder is a beneficial owner of Darden common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if (1) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	cooperatives;

•	banks, trusts, financial institutions, or insurance companies;

•	persons who acquired shares of Darden common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Darden equity;

•
holders owning Darden common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or former long-term residents of the U.S.;

•	holders who are subject to the alternative minimum tax; or

•	persons that own Darden common stock through partnerships or other pass-through entities.
This summary does not address the U.S. federal income tax consequences to Darden shareholders who do not hold shares of Darden common stock as a capital asset. Moreover, this summary does not address any state, local, or foreign tax consequences or any estate, gift or other non-federal income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of Darden common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its tax advisor as to the tax consequences of the Spin-Off.
YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR AS TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE SPIN-OFF IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.
Treatment of the Spin-Off
Darden has requested the IRS Ruling on certain specific issues relevant to the qualification of the Spin-Off as tax-free under Sections 368(a)(1)(D) and 355 of the Code, based on certain facts and representations set forth in such request. No assurance can be given that Darden will receive the IRS Ruling and it is not a condition to the Spin-Off. Following Darden’s requesting the IRS Ruling, the IRS announced that it may reconsider its historic position on certain issues relevant to transactions similar to the Spin-Off. On September 14, 2015, the IRS issued a formal “no-rule” policy for private letter ruling requests submitted after such date with respect to certain transactions similar to the Spin-Off and, in a notice released on the same day, indicated that the IRS and Treasury Department are studying the possibility of promulgating new and potentially adverse guidance with respect to such transactions in the future. The notice states that the “Treasury Department and the Service … have become concerned that an increasing number of distributions intended to qualify under [Section 355 of the Code] involve a distributing corporation or a controlled corporation that elects to be a REIT,” and such transactions “involve significant concerns” relating to certain of the tax-free spin-off requirements. It is unclear if these IRS announcements will affect Darden’s ability to receive the IRS Ruling, but such announcements do not change the current law applicable to the Spin-Off. In addition, the IRS Ruling, even if received, will not address all of the requirements for tax-free treatment of the Spin-Off, and Darden expects to receive the Spin-Off Tax Opinion from Skadden, Arps with respect to such treatment in its entirety. The Spin-Off Tax Opinion is also expected to address any issues on which the IRS may decline to rule.
Assuming the Spin-Off qualifies as tax-free under Sections 368(a)(1)(D) and 355 of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by Darden as a result of the Spin-Off;

•	no gain or loss will be recognized by, or be includible in the income of, a holder of Darden common stock solely as a result of the receipt of our common stock in the Spin-Off;

•
the aggregate tax basis of the shares of Darden common stock and shares of our common stock, including any fractional share deemed received, in the hands of each Darden shareholder immediately after the Spin-Off will be the same as the aggregate tax basis of the shares of Darden common stock held by such holder immediately before the Spin-Off, allocated between the shares of Darden common stock and shares of our common stock, including any fractional share deemed received, in proportion to their relative fair market values immediately following the Spin-Off;

•
the holding period with respect to shares of our common stock received by Darden shareholders will include the holding period of their shares of Darden common stock, provided that such shares of Darden common stock are held as capital assets immediately following the Spin-Off;

•
Darden shareholders that have acquired different blocks of Darden common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, our shares distributed with respect to blocks of Darden common stock; and

•
a holder of Darden common stock who receives cash in lieu of a fractional share of our common stock in the Spin-Off will recognize capital gain or loss measured by the difference between the tax basis of the fractional share deemed to be received, as determined above, and the amount of cash received.

Although a private letter ruling from the IRS is generally binding on the IRS, the IRS Ruling will be based on certain facts and representations and undertakings, from Darden and us that certain necessary conditions to obtain tax-free treatment under the Code have been satisfied. Furthermore, as a result of the IRS’s general ruling policy with respect to distributions under Section 355 of the Code, the IRS will only rule on significant issues relevant to the tax-free treatment of such a distribution. Accordingly, the Spin-Off is conditioned upon the receipt by Darden of the Spin-Off Tax Opinion, in which Skadden, Arps is expected to conclude that the Spin-Off will qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Code.
The Spin-Off Tax Opinion will rely on the IRS Ruling (if received) as to matters covered by such ruling. The Spin-Off Tax Opinion will be based on, among other things, current law and certain assumptions and representations as to factual matters made by Darden and Four Corners. Any change in currently applicable law, which may or may not be retroactive, or the failure of any factual representation or assumption to be true, correct and complete in all material respects, could adversely affect the conclusions reached by counsel in the Spin-Off Tax Opinion. The Spin-Off Tax Opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. The Spin-Off Tax Opinion will be expressed as of the date issued and will not cover subsequent periods. As a result, the Spin-Off Tax Opinion is not expected to be issued until after the date of this information statement. An opinion of counsel represents counsel’s best legal judgment based on current law and is not binding on the IRS or any court. We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the Spin-Off Tax Opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions, or undertakings described or made in connection with the IRS Ruling or the Spin-Off Tax Opinion are not correct, are incomplete or have been violated, the IRS Ruling could be revoked retroactively or modified by the IRS, and our ability to rely on the Spin-Off Tax Opinion could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations, or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.
If, notwithstanding the conclusions that we expect to be included in the IRS Ruling (if received) and the Spin-Off Tax Opinion, it is ultimately determined that the Spin-Off does not qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Code, as applicable, for U.S. federal income tax purposes, then Darden would recognize taxable gain in an amount equal to the excess, if any, of the fair market value of the shares of our common stock held by it over its tax basis in such shares. In addition, each Darden shareholder that receives shares of our common stock in the Spin-Off would be treated as receiving a distribution in an amount equal to the fair market value of our common stock that was distributed to the shareholder, which would generally be taxed as a dividend to the extent of the shareholder’s pro rata share of Darden’s current and accumulated earnings and profits, including Darden’s taxable gain, if any, on the Spin-Off, then treated as a non-taxable return of capital to the extent of the shareholder’s basis in the Darden stock and thereafter treated as capital gain from the sale or exchange of Darden stock.
Even if the Spin-Off otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, the Spin-Off may result in corporate level taxable gain to Darden under Section 355(e) of the Code if 50% or more, by vote or value, of our stock or Darden’s stock is treated as acquired or issued as part of a plan or series of related transactions that includes the Spin-Off. If an acquisition or issuance of our stock or Darden’s stock triggers the application of Section 355(e) of the Code, Darden would recognize taxable gain as described above, but the distribution would generally be tax-free to each of Darden’s shareholders, as described above.
U.S. Treasury regulations require certain U.S. Holders who are “significant distributees” and who receive common stock in the Spin-Off to attach to their U.S. federal income tax returns for the year in which the Spin-Off occurs a statement setting forth certain information with respect to the transaction. Darden will provide shareholders who receive our common stock in the Spin-Off with the information necessary to comply with such requirement. Holders are urged to consult their tax advisors to determine whether they are significant distributees required to provide the foregoing statement.
Cash in Lieu of Fractional Shares

No fractional shares of our common stock will be distributed to Darden shareholders in connection with the Spin-Off. All such fractional shares resulting from the Spin-Off will be aggregated and sold by the transfer agent, and the proceeds, if any, less any brokerage commissions or other fees, will be distributed to Darden shareholders in accordance with their fractional interest in the aggregate number of shares sold. A holder that receives cash in lieu of a fractional share of our common stock as a part of the Spin-Off will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the holder’s tax basis in the fractional share determined as described above. Any such capital gain or loss will be long-term capital gain or loss if a Darden shareholder held such stock for more than one year at the completion of the Spin-Off. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to significant limitations.
Conditions to the Spin-Off
The Darden board of directors has reserved the right to amend, modify, abandon or otherwise terminate the Spin-Off and the related transactions at any time prior to the distribution date even if all of the conditions to the Spin-Off have been satisfied. This means that, even if all the conditions set forth below are met, Darden may amend, modify, abandon or otherwise terminate the planned distribution of common stock of Four Corners if at any time the board of directors of Darden determines, in its sole and absolute discretion, that the distribution of such common stock is not in the best interests of Darden and its shareholders or that legal, market or regulatory conditions or other circumstances are such that the Spin-Off is no longer advisable at the time. If Darden’s board of directors determines to cancel the Spin-Off, shareholders of Darden will not receive any distribution of Four Corners common stock and Darden will be under no obligation whatsoever to its shareholders to distribute such shares.
Absent a determination of Darden’s board of directors to the contrary, we expect that the Spin-Off will be effective on the distribution date, provided that the following conditions, among others, have been satisfied or waived by the board of directors of Darden, in its sole discretion:

•
each of the Separation and Distribution Agreement, the Leases, the Tax Matters Agreement, the Transition Services Agreement, the Employee Matters Agreement, and the Franchise Agreements shall have been duly executed and delivered by the parties thereto;

•	certain reorganization steps shall have been completed in accordance with the plan of reorganization contemplated in the Separation and Distribution Agreement;

•	Darden shall have received the Spin-Off Tax Opinion in form and substance satisfactory to Darden;

•
the boards of Darden and Four Corners shall have received such solvency and surplus opinions from an independent financial advisory firm in connection with the Spin-Off, each in such form and substance as they shall deem necessary, appropriate or advisable;

•
the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement shall be in effect, and no proceedings for such purpose shall be pending before, or threatened by, the SEC, and this information statement shall have been mailed to holders of Darden common stock as of the record date or shall have been posted online with a notice the availability thereof having been mailed to the holders of Darden common stock as of the record date;

•
such registration statements on Form S-8 as are necessary and appropriate to register the equity awards contemplated in this information statement to be advisable for granting to our directors and employees and Darden shall have been filed with the SEC and shall have become effective;

•
all actions and filings necessary or appropriate under applicable federal, state or foreign securities or “blue sky” laws and the rules and regulations thereunder shall have been taken and, where applicable, become effective or been accepted;

•	the common stock to be delivered in the Spin-Off shall have been accepted for listing on the NYSE, subject to compliance with applicable listing requirements;

•
no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spin-Off or the Reorganization, shall be threatened, pending or in effect;

•	all required governmental and third-party approvals shall have been obtained and be in full force and effect;

•
we shall have entered into the financing transactions substantially as described in this information statement and contemplated to occur on or prior to the Spin-Off, and any required consents or amendments under  any instrument to which Darden is a party shall have become effective and shall be in full force and effect;

•	we shall have transferred to Darden all of our common stock;

•
Darden and Four Corners shall each have taken all necessary actions that may be required to provide for the adoption by Four Corners of its Articles of Amendment and Restatement and Amended and Restated Bylaws, and Four Corners shall have filed its Articles of Amendment and Restatement with the Maryland State Department of Assessments and Taxation;

•
Darden and Four Corners shall have taken all actions as may be necessary to approve the stock-based employee benefit plans of Four Corners in order to satisfy the applicable rules and regulations of the NYSE; and

•	no event or development shall have occurred or exist that, in the judgment of the board of directors of Darden, in its sole discretion, makes it inadvisable to effect the Spin-Off.
Solvency and Surplus Opinion
In furtherance of the related condition referenced above, prior to the Spin-Off the boards of directors of Darden and Four Corners expect to obtain an opinion from an independent financial advisory firm that, after giving effect to the consummation of Reorganization and the Spin-Off, the fair value of the assets of each of Darden and Four Corners will exceed its debts, that each of Darden and Four Corners should each be able to pay its respective debts as they become due in the usual course of business, that neither Darden nor Four Corners will have an unreasonably small amount of assets (or capital) for the operation of the businesses in which each is engaged or in which management has indicated each intends to engage, and that both Darden and Four Corners have legally available funds to effect the distribution contemplated by the Reorganization and the Spin-Off under the applicable state corporate law requirements.
Regulatory Approvals
We must complete the necessary registration under U.S. federal securities laws of our common stock, as well as satisfy the applicable NYSE listing requirements for such shares among other required regulatory approvals in connection with the Spin-Off. See “—Conditions to the Spin-Off.”
No Appraisal Rights
Darden shareholders will not have any appraisal rights in connection with the Spin-Off.
Accounting Treatment
At the completion of the Spin-Off, our balance sheet will include the assets and liabilities associated with the Four Corners Properties and the assets and liabilities of the LongHorn San Antonio Business. Our assets and liabilities will be recorded at their respective historical carrying values at the completion of the Spin-Off in accordance with the provisions of FASB ASC 505-60, “Spinoffs and Reverse Spinoffs.”
Financial Advisors
JPMorgan Securities LLC (“J.P. Morgan”) and Moelis & Company (“Moelis”) are providing financial advice in connection with the Spin-Off. Each was retained in connection with the transaction because of each firm’s familiarity with Darden’s assets and operations, and each firm’s qualifications and reputation.
Reasons for Furnishing this Information Statement
We are furnishing this information statement solely to provide information to Darden shareholders who will receive shares of our common stock in the Spin-Off. You should not construe this information statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Darden. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither we nor Darden undertake any obligation to update the information except in the normal course of Darden’s business and our public disclosure obligations and practices.

DIVIDEND POLICY
We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes commencing with our taxable year beginning January 1, 2016. Commencing with our taxable year beginning January 1, 2016, we expect to initially pay dividends in an amount equal to $1.35 per share per annum. Based on a distribution ratio in the Spin-Off of one share of Four Corners common stock for every three shares of Darden common stock, following the Spin-Off, the initial combined dividend level on the Four Corners common stock and the Darden common stock is expected to be at least equal to the dividend level on the Darden common stock prior to the Spin-Off. We may pay a portion of our dividends in common stock. In no event will the annual dividend be less than 90% of our REIT taxable income on an annual basis, determined without regard to the dividends paid deduction and excluding any net capital gains. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay regular corporate rates to the extent that it annually distributes less than 100% of its taxable income.
Darden will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the Spin-Off between Darden and Four Corners in a manner that, in its best judgment, is in accordance with the Code. As a result of our election to be treated as a REIT for U.S. federal income tax purposes, in order to comply with certain REIT qualification requirements, we intend to declare the Purging Distribution. The Purging Distribution will be paid to Four Corners shareholders in a combination of cash and Four Corners stock, with the cash portion constituting at least 20% of the total amount of the Purging Distribution. We expect to pay the majority of the Purging Distribution in Four Corners stock. Additionally, we expect to declare the Purging Distribution in 2016 and to make the Purging Distribution no later than January 31, 2017. We currently expect that the aggregate amount of the Purging Distribution will be between approximately $300 million and $400 million. See “The Spin-Off—The Purging Distribution.”
Initially, cash available for distribution to our shareholders will be derived solely from the rental payments under the Leases and the income from operations of the LongHorn San Antonio Business. All dividends will be made by us at the discretion of our board of directors and will depend on the financial position, results of operations, cash flows, capital requirements, debt covenants (which are expected to include limits on dividends), applicable law and other factors as our board of directors deems relevant. Our board of directors has not yet determined when any dividends will be declared or paid, although we currently expect that dividends will be paid on a quarterly basis. We cannot guarantee, and there can be no assurance, that we will declare or pay any dividends or distributions.
The following table sets forth in greater detail the cash we expect to be available for distribution for the year ending December 31, 2016.

(Dollars in millions)
Estimated annual cash rental revenues	$94.4
Estimated cash expenses:
Interest expense	(12.7)
Cash compensation, audit, legal,board of director fees, shareholder-related and other general expenses[1]	(10.0)
Total cash expenses	(22.7)
Excess of annual rental revenue over cash expenses	71.7
Add: net cash provided from LongHorn San Antonio Business[2]	0.9
Estimated cash available for distribution	72.6
Estimated annual dividend ($1.35 per share, 42,444,994 common shares issued and outstanding)	(57.3)
Estimated excess cash available after dividend distributions	$15.3

[1]
General and administrative expenses of Four Corners on a consolidated basis are anticipated to be approximately $12.0 million for the year ended December 31, 2016, which comprises (i) the adjustment of $10.0 million as noted above and (ii) approximately $2.0 million of general and administrative expenses that have been incurred by the LongHorn San

Antonio Business historically and which are included in determining the net cash provided by the LongHorn San Antonio Business, as described in note 2 below. Expected general and administrative expenses consist of cash compensation, professional services, administration and other costs and transitional services costs. These amounts were determined based on the experience of management and discussions with outside service providers, consultants and advisors. Non-cash stock-based compensation, incentive-based cash compensation and acquisition costs are not included in these amounts.

[2]
The net cash provided from the LongHorn San Antonio Business represents the net excess cash expected to be generated by the LongHorn San Antonio Business. Management estimated this amount based on historical net transfers to Darden by the restaurants comprising the LongHorn San Antonio Business in 2013 and 2014, as presented within the LongHorn San Antonio Business combined statements of cash flows. This amount includes general and administrative expenses of approximately $2.0 million.

Note:
Information presented in the table above includes certain estimates with respect to cash interest and other cash expenses. Actual amounts may vary materially based on market conditions following the time the Spin-Off is consummated.

Consistent with industry standards, we expect to pay distributions in cash that are determined with regard to our Adjusted Funds From Operations (“AFFO”), which will be calculated by starting with the National Association of Real Estate Investment Trusts’ (“NAREIT”) definition of funds from operations (“FFO”), which is the net income (computed in accordance with generally accepted accounting principles (“GAAP”)), excluding gains (or losses) from sales of property, plus real estate depreciation. The NAREIT definition will then be adjusted to eliminate the impact of non-recurring items that are not reflective of ongoing operations and certain non-cash items that reduce or increase net income (loss) in accordance with GAAP, and it is also adjusted for income tax expense (other than income tax expenses of our TRS) recorded for our fiscal year 2015 that will not be incurred following the effective date of our election and qualification to be subject to tax as a REIT for U.S. federal income tax purposes, resulting in AFFO for us. Our computation of AFFO may differ from the methodology for calculating AFFO used by other equity REITs, and, therefore, may not be comparable to such other REITs.
Our pro forma financial results for the year ended December 31, 2014 anticipate that we will recognize estimated annual rental revenues of $104.7 million and generate annual operating income before taxes of $40.5 million. After adjusting for non-cash depreciation of real estate assets of $47.4 million, and non-cash interest expense of both fees paid to lenders and the LIBOR interest rate cap of $2.0 million associated with debt we intend to incur in connection with the Spin-Off, we anticipate that we would have sufficient funds to support our projected quarterly dividend.
FFO and AFFO are performance measures and are not measures of cash available for distribution to our shareholders. The table set forth below presents a reconciliation of pro forma net income to FFO and as further reconciled to AFFO for the twelve-month period ended December 31, 2014.

(Dollars in thousands)
Pro forma net income	$25,161
Depreciation of real estate assets	47,364
Pro forma FFO	72,525
Income tax expense	15,948
Pro forma FFO excluding income tax expense[1]	88,473
Straight line rental revenue[2]	(10,322)
Non-cash interest for fees paid to lenders and LIBOR interest rate cap[3]	2,005
Pro forma AFFO[4]	$80,156
1 Adjusts to remove income tax expense included in our pro forma net income for our fiscal year 2015 that will not be incurred following the effective date of our election and qualification to be subject to tax as a REIT for U.S. federal income tax purposes. The adjustment does not include the income tax benefit of our TRS, which we will continue to incur after our election and qualification to be subject to tax as a REIT.
2 Adjusts to remove the impact of the annual 1.5% rent escalation terms of the lease which result in recording rental revenue on a straight line basis over the expected term of the lease and to reflect cash paid for rent.

3 Adjusts to remove non-cash interest from pro forma net income related to the amortization of the fees paid to the lenders of the term loan using the effective interest method and the amortization of the LIBOR interest rate cap.
4 Pro forma AFFO does not include approximately $7.0 million of incremental general and administrative costs resulting from Four Corners operating as an independent, publicly traded, self-administered entity, including cash compensation of employees not hired as of the date of this filing, legal and board of director fees, stock exchange listing fees, rent and other shareholder-related cost. Non-cash stock-based compensation, incentive-based cash compensation and acquisition costs are not included in these amounts. Approximately $7.0 million of incremental general and administrative expenses are included in the calculation of cash available for distribution above.

Note:
Information presented in the table above includes certain estimates with respect to cash interest and other cash expenses. Such estimates could vary materially based on market conditions following the time the Spin-Off is consummated.

We currently intend to pay quarterly dividends. We anticipate that our dividends will generally be taxable as ordinary income to our shareholders, although a portion of the dividends may be designated by us as qualified dividend income or capital gain or may constitute a return of capital. We will furnish annually to each of our shareholders a statement setting forth dividends paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For a more complete discussion of the U.S. federal income tax treatment of distributions to our shareholders, see “U.S. Federal Income Tax Considerations—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders.”
Our dividend policy enables us to review from time to time alternative funding sources to pay our required distributions. We presently anticipate that any future property acquisitions will be financed through the proceeds of debt we expect to incur in connection with the Spin-Off, other debt financing or the issuance of equity securities. To the extent those funding sources are insufficient to meet our cash needs, or the cost of such financing exceeds the cash flow generated by the acquired properties for any period, cash available for distribution could be reduced. To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code, we may consider various funding sources to cover any such shortfall, including borrowing under available debt facilities, selling certain of our assets or using a portion of the net proceeds we receive in future offerings. However, the sale of any properties acquired in connection with the Spin-Off within a ten-year period following the effective date of our REIT election may subject us to adverse consequences. See “Risk Factors—Risks Related to Our Taxation as a REIT.”
For purposes of satisfying the minimum distribution requirement to qualify for and maintain REIT status, our taxable income will be calculated without reference to our cash flow. Consequently, under certain circumstances, we may not have available cash to pay our required distributions and a portion of our distributions may consist of our stock or our debt instruments. In either event, a shareholder of ours will be required to report dividend income as a result of such distributions even though we distributed no cash or only nominal amounts of cash to such shareholder. The IRS Ruling, if received, would allow us to make REIT distributions in our first two taxable years as a REIT in a combination of cash and common stock (similar to the Purging Distribution) to satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. For more information, see “U.S. Federal Income Tax Considerations—Taxation of REITs in General—Annual Distribution Requirements.” We currently believe that we will have sufficient available cash to pay our required distribution for 2016 in cash, but there can be no assurance that this will be the case.

DESCRIPTION OF FINANCING AND MATERIAL INDEBTEDNESS
The following summary sets forth information based on our current expectations about the financing arrangements anticipated to be entered into prior to consummation of the Spin-Off. However, we have not yet entered into any commitments with respect to such financing arrangements, and, accordingly, the terms of such financing arrangements have not yet been determined, remain under discussion and are subject to change, including as a result of market conditions.
Credit Agreement
The following summarizes some of the currently expected terms of our credit agreement, which we expect to enter into prior to consummation of the Spin-Off. However, the following summary does not purport to be complete, and the terms of the credit agreement have not yet been finalized. There may be changes to the terms of the credit agreement.
In connection with the Spin-Off, we anticipate that we will enter into a credit agreement providing for a revolving credit facility in an aggregate principal amount of $350.0 million and a term loan facility in an aggregate principal amount of $400.0 million. The credit facilities provided in the credit agreement (the “credit facilities”) are expected to be provided by a syndicate of banks and other financial institutions, as lenders, JPMorgan Chase Bank, N.A. as administrative agent and J.P. Morgan Securities LLC, Barclays Bank PLC and Merrill Lynch, Pierce, Fenner & Smith, Inc. as joint lead arrangers and joint bookrunners. We anticipate that the credit facilities will have an accordion feature such that the aggregate principal amount of the credit facilities can be increased by an additional amount not to exceed $1.0 billion in aggregate, subject to certain conditions, including one or more new or existing lenders agreeing to provide commitments for such increased amount. We additionally anticipate incurring total lender syndication fees in connection with our financing of approximately 1% (or $7.5 million) of the aggregate principal amount of the term loan and revolving credit facility of up to $750.0 million.
Structure and Term
We anticipate that the obligations of Four Corners OP under the credit facilities will be guaranteed, on a joint and several basis, by substantially all of its subsidiaries.
We anticipate that obligations under the credit facilities will be secured, with effect from the time that the Spin-Off is consummated, by a pledge of all of the ownership interests in Four Corners OP that are owned by the Company.
The credit facilities shall be denominated in U.S. dollars.
We anticipate that the revolving credit facility shall mature four years from the closing date of the credit agreement and the term loan facility shall mature five years from the closing date of the credit agreement. Closing of the credit facilities is expected to take place on the date that the Spin-Off is consummated. We anticipate that Four Corners OP shall have the option of extending the maturity date of the revolving credit facility for up to one year on terms to be determined.
Interest
We anticipate that Four Corners OP will be able to elect that borrowings made under the credit facilities will bear interest either at an alternative base rate (“ABR interest rate loans”) or at a LIBOR interest rate (adjusted for any statutory reserve requirements for Eurocurrency liabilities) (“LIBOR interest rate loans”), in each case plus an applicable margin.
The applicable margin with respect to ABR interest rate loans and LIBOR interest rate loans is determined based on a leveraged based pricing grid, as set forth below.

	ABR interest rate loans		LIBOR interest rate loans
Total Leverage Ratio	Revolving credit facility	Term loan facility	Revolving credit facility	Term loan facility
Less than 40%	0.75%	0.70%	1.75%	1.70%

Greater than or equal to 40% but less than 45%	0.875%	0.825%	1.875%	1.825%

Greater than or equal to 45% but less than 50%	1.00%	0.95%	2.00%	1.95%

Greater than or equal to 50%	1.50%	1.45%	2.50%	2.45%
At the consummation of the Spin-Off, we anticipate that our total leverage ratio will be approximately 26% and therefore the applicable margins will be those set forth under the row headed “Less than 40%.”
We anticipate that the default rate following the occurrence and during the continuation of an event of default under the credit agreement will be an increase of 2.0% per annum over the prevailing interest rate on outstanding loans under the credit facilities.
We anticipate hedging the interest rate on 100% of the term loan, including entering into an interest rate swap to fix the interest rate on 50% of the term loan facility amount and entering into an interest rate option to cap LIBOR at 3.0% on the remaining 50% of the term loan facility amount.
Conditions, Covenants and Events of Default
We anticipate that funding of the credit facilities will be subject to closing conditions that are customary for credit facilities of this nature.
We anticipate that Four Corners OP will be able to voluntarily prepay loans under the credit facilities at any time without any penalty, other than breakage fees incurred in connection with, among other things, any prepayment of a loan on a date other than the last day of the relevant interest period.
The credit agreement is expected to contain customary affirmative and negative covenants that, among other things, restrict, subject to certain exceptions incurrence of debt, incurrence of secured debt, the ability of Four Corners OP and the guarantors to enter into mergers, consolidations, sales of assets and similar transactions, limitations on distributions and other restricted payments, and limitations on transactions with affiliates and customary reporting obligations.
In addition, we anticipate that we will be required to comply with the following financial covenants: (1) maximum consolidated total leverage ratio, (2) maximum consolidated secured leverage ratio, (3) maximum consolidated secured recourse debt, (4) minimum fixed charge coverage ratio, (5) minimum consolidated tangible net worth, (6) maximum unhedged floating rate debt, (7) maximum unencumbered leverage ratio and (8) minimum unencumbered debt service coverage ratio.
We anticipate that the credit agreement will contain customary events of default including, without limitation, payment defaults, violation of covenants and other performance defaults, defaults on payment of indebtedness and monetary obligations, bankruptcy-related defaults, judgment defaults, REIT status default and the occurrence of certain change of control events.
Use of Proceeds
We expect that $351.1 million in cash funded from the proceeds of our term loan borrowings will be transferred to Darden, together with all of the outstanding Four Corners common stock in connection with the Spin-Off, and will be used to retire certain Darden debt. We expect to use a portion of the net proceeds from borrowings under the credit agreement to pay all or a portion of the cash portion of the Purging Distribution, which we would expect to make by January 31, 2017. The remaining net proceeds are expected to be available to us for working capital purposes, to fund acquisitions and for general corporate purposes. We will be able to repay and reborrow loans made under the revolving credit facility from time to time, subject to the satisfaction of certain customary conditions.

CAPITALIZATION
The following table sets forth the LongHorn San Antonio Business cash and capitalization as of June 30, 2015 on a historical basis and our cash and capitalization as of June 30, 2015 on a pro forma basis to give effect to our capitalization, the Spin-Off and the related transactions, as if they occurred on June 30, 2015. Explanation of the pro forma adjustments made to the LongHorn San Antonio Business’s combined historical financial statements can be found under “Four Corners’ Unaudited Pro Forma Consolidated Financial Data.” The following table should be reviewed in conjunction with “Four Corners’ Unaudited Pro Forma Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the LongHorn San Antonio Business’s historical combined financial statements and accompanying notes included elsewhere in this information statement.

	As of June 30, 2015
	LongHorn San Antonio Business Historical	Four Corners Pro Forma
	(Dollars in thousands)
Cash	$7	$74,500
Long-term debt:
Revolving credit facility[1]	—	—
Term loan facility[2]	—	392,500
Total debt	—	$392,500

Parent company equity / shareholders’ equity:
Preferred stock, par value $0.0001 per share; no authorized, issued and outstanding shares: (actual); 25,000,000 shares authorized and no shares issued or outstanding, respectively: (pro forma)	—	—
Common stock and additional paid-in capital, par value $0.0001 per share; no authorized, issued and outstanding shares: (actual); 500,000,000 shares authorized, 42,443,994 shares issued and outstanding: (pro forma)	—	5
Parent company investment	8,974	—
Invested capital	—	443,463
Total parent company equity/ shareholders’ equity	8,974	443,463
Total capitalization	$8,974	$835,968

Notes:
1 In connection with the Spin-Off, we anticipate that we will enter into a revolving credit facility in an aggregate principal amount of $350.0 million, which we anticipate will be undrawn at the date that the Spin-Off is consummated.
2 Long-term debt is presented net of lender fees of $7.5 million.

FOUR CORNERS’ UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
The following unaudited pro forma consolidated financial statements, prepared in accordance with Article 11 of Regulation S-X, present our unaudited pro forma consolidated balance sheet as of June 30, 2015 and our unaudited pro forma consolidated statements of income for the six months ended June 30, 2015 and the year ended December 31, 2014.
The unaudited pro forma consolidated financial statements have been derived by applying pro forma adjustments to the historical consolidated financial statements of Four Corners, the Four Corners Properties and the LongHorn San Antonio Business included elsewhere in this information statement. Upon completion of the Spin-Off, our balance sheet will include the assets and liabilities associated with Four Corners Properties and the assets and liabilities of the LongHorn San Antonio Business. Our assets and liabilities will be recorded at their carry over basis at the completion of the Spin-Off in accordance with the provisions of FASB ASC 505-60. See “Treatment of the Spin-Off - Accounting Treatment”.
The pro forma adjustments give effect to events that are (1) directly attributable to the transactions referred to below, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on us. The adjustments necessary to fairly present the unaudited pro forma consolidated financial statements have been based on available information and assumptions that we believe are reasonable. The adjustments are described in the notes to the unaudited pro forma consolidated financial statements and present how our financial statements may have appeared had our capital structure reflected the below transactions as of the dates noted below.
The unaudited pro forma consolidated balance sheet assumes the pro rata distribution by Darden to its shareholders of all of our outstanding shares of common stock, the Spin-Off and the related transactions occurred on June 30, 2015. The unaudited pro forma consolidated statements of income for the six months ended June 30, 2015 and the year ended December 31, 2014 assumes the Spin-Off and the related transactions occurred on January 1, 2014.
The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not purport to represent our financial position or results of operations that would actually have occurred had the transactions referred to below been consummated on June 30, 2015 for the unaudited pro forma consolidated balance sheet and on January 1, 2014 for the unaudited pro forma consolidated statements of income, or to project our financial positions or results of operations for any future date or period.
The following unaudited pro forma consolidated financial statements give effect to the Spin-Off and the related transactions, including: (i) the rental income associated with the leasing of the Four Corners Properties to Darden and the related depreciation expense on the leased properties, (ii) incremental costs related to the Franchise Agreements, (iii) incremental costs recorded within general and administrative expenses related to employment agreements entered into with our President and Chief Executive Officer, and Chief Financial Officer, and arrangement letters entered into with our audit firm and other third party service providers, (iv) the incurrence of long-term debt by us, the payment of fees to our lenders and the related interest expense, (v) the associated income tax expense as a “C-corporation” for the above items, (vi) the elimination of the parent company investment account balances attributable to the LongHorn San Antonio Business and the Four Corners Properties, (vii) the net cash distributed to Darden in connection with the Spin-Off and (viii) the distribution of 42,443,994 shares of our common stock by Darden pro rata to Darden shareholders in the Spin-Off.
Our unaudited pro forma consolidated financial statements do not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transactions described above. Additionally, Darden will provide us with certain administrative and support services on a transition basis pursuant to the Transition Services Agreement. We expect that the fees charged to us for transition services furnished pursuant to the Transition Services Agreement will approximate the actual costs incurred by Darden in providing the transition services to us for the relevant periods. Our unaudited pro forma consolidated financial statements do not give effect to the Transition Services Agreement with Darden, as the majority of these services are not expected to be recurring in nature and therefore do not have a continuing impact on our unaudited pro forma consolidated statements of income.

We expect to incur incremental general and administrative costs resulting from Four Corners operating as an independent, publicly traded, self-administered entity, including cash compensation of employees not hired as of the date of this filing, legal and board of director fees, stock exchange listing fees and other shareholder-related costs estimated to be approximately $7.0 million on an annual basis. These amounts have not been recorded in the unaudited pro forma consolidated statements of income. Non-cash stock-based compensation, incentive-based cash compensation and acquisition costs are not included in these amounts.
We intend to elect and qualify to be subject to tax as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, commencing with our taxable year beginning January 1, 2016. As a result of our election to be treated as a REIT for U.S. federal income tax purposes, in order to comply with certain REIT qualification requirements, we intend to declare the Purging Distribution to our shareholders to distribute our accumulated earnings and profits attributable to non-REIT years, including any earnings and profits allocated to us in connection with the Spin-Off and earnings and profits generated by us in our taxable year ending December 31, 2015. The election to be subject to tax as a REIT and the Purging Distribution are not reflected as pro forma adjustments in the unaudited pro forma consolidated financial statements. The Purging Distribution will distribute our accumulated earnings and profits (“E&P”) attributable to our non-REIT years, including the E&P allocated to us in connection with the Spin-Off and the E&P generated by us in our taxable year ending December 31, 2015. The Purging Distribution will be paid to our shareholders in a combination of cash and Four Corners stock, with the cash portion constituting at least 20% of the total amount of the Purging Distribution. We expect to pay the majority of the Purging Distribution in Four Corners stock and to declare the Purging Distribution in 2016 and to make the Purging Distribution no later than January 31, 2017. We currently expect that the aggregate amount of the Purging Distribution will be between approximately $300 million and $400 million. The expected Purging Distribution range was based upon an assumption of relative valuations and an accumulated earnings and profit analysis, using historic tax returns through the tax year ended 2014 and estimates for the tax year ended 2015. The amount of earnings and profits to be distributed is a complex factual and legal determination. See the risk factor captioned “There are uncertainties relating to the Purging Distribution.” Additionally, because we will not elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes until January 1, 2016, we will incur a corporate tax expense for our fiscal year 2015. We will not continue to incur such an expense following the effective date of our election and qualification to be subject to tax as a REIT for U.S. federal income tax purposes with the exception that we will continue to incur a federal income tax expense for our TRS.
The non-recurring costs to effectuate the separation and our public company registration will be entirely borne by Darden, while Four Corners will pay its lender fees (estimated at 1% of the aggregate principal amount of the term loan and revolving credit facility, which has an aggregate facility size of up to $750.0 million) using a portion of the proceeds of the term loan prior to making the cash distribution to Darden.
This unaudited pro forma consolidated financial information should be read together with the other information contained in this information statement, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Financing and Material Indebtedness” and both the Four Corners Properties and LongHorn San Antonio Business combined financial statements and the notes thereto.

FOUR CORNERS PROPERTY TRUST, INC.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2015
(Dollars in thousands)

	As Reported
	Four Corners	LongHorn San Antonio Business	Four Corners Properties	Pro Forma Adjustments	Note	Pro Forma
ASSETS
Current assets:
Cash	$1	$7	$—	$392,500	A	$74,508
				(3,000)	B
				(315,000)	C

Inventories	—	264	—	—		264
Prepaid expenses	—	54	—	—		54
Deferred income taxes	—	51	—	—		51
Total current assets	1	376	—	74,500		74,877
Land, buildings and equipment, net of accumulated depreciation of $551,525	—	11,375	827,322	—		838,697
Other assets	—	7	—	3,000	B	3,007
Total assets	$1	$11,758	$827,322	$77,500		$916,581
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$—	$436	$—	$—		$436
Accrued payroll	—	115	—	—		115
Other accrued taxes	—	223	—	—		223
Other current liabilities	—	384	—	—		384
Total current liabilities	—	1,158	—	—		1,158

Long-term debt	—	—	—	392,500	A	392,500
Deferred income taxes	—	1,008	77,829	—		78,837
Deferred rent	—	524	—	—		524
Other liabilities	—	94	—	—		94
Total liabilities	—	2,784	77,829	392,500		473,113
Equity:
Common stock and additional paid-in capital, par value $0.0001 per share; 500,000,000 shares authorized, 42,443,994 shares issued and outstanding: (pro forma)	1	—	—	4	D	5
Parent company investment		8,974	749,493	(758,467)	E	—
Invested capital	—	—	—	(315,000)	C	443,463
				(4)	D
				758,467	E
Total equity	1	8,974	749,493	(315,000)		443,468
Total liabilities and equity	$1	$11,758	$827,322	$77,500		$916,581
See accompanying notes to unaudited pro forma consolidated financial data

FOUR CORNERS PROPERTY TRUST, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(Dollars in thousands, except share and per share data)

	As Reported LongHorn San Antonio Business	Pro Forma Adjustments	Note	Pro Forma
Rental income	$—	$52,355	A	$52,355
Sales, net	9,514			9,514
Total revenue	9,514	52,355		61,869
Cost and expenses:
Food and beverage	3,882			3,882
Restaurant labor	2,440			2,440
Restaurant expenses	1,499			1,499
Selling, general and administrative	1,027	598	C	2,661
		1,036	D
Depreciation	397	22,919	B	23,316
Interest, net	—	7,184	E	7,184
Total costs and expenses	9,245	31,737		40,982
Income before income taxes	269	20,618		20,887
Income tax expense (benefit)	(11)	7,851	F	7,840
Net income	$280	$12,767		$13,047

Pro forma net income per share, basic and diluted:			G	$0.31

Weighted average shares used to calculate pro forma net income per share, basic and diluted			G	42,443,994

See accompanying notes to unaudited pro forma consolidated financial data

FOUR CORNERS PROPERTY TRUST, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014
(Dollars in thousands, except share and per share data)

	As Reported LongHorn San Antonio Business	Pro Forma Adjustments	Note	Pro Forma
Rental income	$—	$104,711	A	$104,711
Sales, net	17,695			17,695
Total revenue	17,695	104,711		122,406
Cost and expenses:
Food and beverage	7,124			7,124
Restaurant labor	4,639			4,639
Restaurant expenses	3,011			3,011
Selling, general and administrative	2,168	1,113	C	5,382
		2,101	D
Depreciation	863	46,501	B	47,364
Interest, net	—	14,415	E	14,415
Total costs and expenses	17,805	64,130		81,935
Income (loss) before income taxes	(110)	40,581		40,471
Income tax expense (benefit)	(142)	15,452	F	15,310
Net income	$32	$25,129		$25,161

Pro forma net income per share, basic and diluted			G	$0.59

Weighted average shares used to calculate pro forma net income per share, basic and diluted			G	42,443,994

See accompanying notes to unaudited pro forma consolidated financial data

FOUR CORNERS PROPERTY TRUST, INC.
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

NOTE 1 - BASIS OF PRO FORMA PRESENTATION
On June 23, 2015, Darden announced its plan to separate its business into two separate and independent publicly traded companies: Darden, which will continue to operate a wide range of restaurant and dining options at various price points through its existing operations; and Four Corners. Darden will accomplish the separation by effecting an internal restructuring resulting in the establishment of Four Corners, a Maryland corporation and an indirect wholly-owned subsidiary of Darden. Four Corners was incorporated on July 2, 2015 and capitalized on July 16, 2015. Additionally, Four Corners OP will be established as our wholly-owned subsidiary and Kerrow has been established as our wholly-owned indirect subsidiary. Prior to the separation, Darden will contribute the equity of entities that hold the Four Corners Properties, which span 44 states and represent restaurants from five of Darden’s brands, and $36.1 million in cash, to Four Corners OP and six LongHorn Steakhouse restaurants located in the San Antonio, Texas area to Kerrow in exchange for all of Four Corners’ common stock. Of the six restaurant properties that make up the LongHorn San Antonio Business, three will be properties that we will lease to Kerrow and three will be owned by Kerrow, subject to ground leases. In connection with the separation, $351.1 million in cash funded from the proceeds of our term loan borrowings will be transferred to Darden. At the time of separation, Darden will distribute all of the outstanding shares of Four Corners’ common stock pro rata to the holders of Darden common stock in the Spin-Off. Unless otherwise indicated or except where the context otherwise requires, references to “we,” “us,” or “our” refer to Four Corners and its subsidiaries after giving effect to the transfer of the assets and liabilities from Darden.
The accompanying unaudited pro forma consolidated financial statements are presented to reflect the following:
Agreements with Darden – Pursuant to the Leases, we will lease the Four Corners Properties to one or more of Darden’s operating subsidiaries on a triple net basis with terms comparable to similar leases negotiated on an arm’s length basis. Under the Leases, we and certain of our subsidiaries that own the properties subject to the Leases will be the landlords, and one or more of Darden’s operating subsidiaries will be the tenant. The Leases will be triple-net leases that provide for an average initial term of approximately fifteen years with stated annual rental payments and no purchase options provided that Darden will have a right of first offer with respect to our sale of any Property and we will be prohibited from selling any Properties to (i) any nationally recognized casual or fine dining brand restaurant or entity operating the same or (ii) any other regionally recognized casual or fine dining brand restaurant or entity operating the same, with 25 or more units. Under the Leases the rent is subject to annual escalations of 1.5%, as well as, in most of the leases, a fair market value adjustment at the start of one of the renewal options.
The Franchise Agreements will provide that Darden will agree to provide certain franchising services to our subsidiary, Kerrow, which will operate the LongHorn San Antonio Business. The franchising services will consist of licensing the right to use and display certain trademarks in connection with the operation of the LongHorn San Antonio Business, marketing services, training and access to certain LongHorn operating procedures. The Franchise Agreements will also contain provisions under which Darden may provide certain technical support for the LongHorn San Antonio Business. The fees and conditions of these franchising services are expected to be on terms comparable to similar franchising services negotiated on an arm’s length basis.
Financing Transactions - In connection with the Spin-Off, we will enter into a credit agreement providing for a revolving credit facility in an aggregate principal amount of $350.0 million and a term loan facility in an aggregate principal amount of $400.0 million to be provided by a syndicate of banks and other financial institutions.
We will be able to elect that borrowings made under the credit facilities will bear interest either at an alternate base rate (“ABR interest rate loans”) or at a LIBOR adjusted rate (adjusted for any statutory reserve requirements for Eurocurrency liabilities) (“LIBOR interest rate loans”), in each case plus an applicable margin. We anticipate that the term loan facility will be fully drawn at the date that the Spin-Off is consummated and that the revolving credit facility will be undrawn at the date that the Spin-Off is consummated.
Income Taxes - We will be taxed as a C corporation and expect to pay U.S. federal corporate income taxes for our taxable year ending December 31, 2015. We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes commencing with our taxable year beginning on January 1, 2016. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, the sources of our gross income, the composition and value of our assets, our distribution levels and the diversity of ownership of our shares.
Transfer of Assets and Liabilities - Immediately following the Spin-Off, we will own the Four Corners Properties, the LongHorn San Antonio Business and $36.1 million in cash that will be contributed to us from Darden. Once the assets and business are transferred, we will record an elimination of the historical parent company investment account balances attributable to the LongHorn San Antonio Business and Four Corners Properties.

FOUR CORNERS PROPERTY TRUST, INC.
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

Distribution of Shares and Proceeds from Debt - We will distribute all shares of our common stock to Darden, all of which will be distributed pro rata to Darden shareholders through a tax-free distribution in the Spin-Off. In connection with the Spin-Off, $351.1 million in cash funded from the proceeds of our term loan borrowings will be transferred to Darden.
NOTE 2 - ADJUSTMENTS TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
A. Reflects the closing of our term loan facility in an aggregate principal amount of $400.0 million, net of fees paid to lenders of $7.5 million.
B.     Reflects a one-time lender fee to cap 50% of our variable LIBOR interest rate at 3.0% over the life of the term loan for an estimated $3.0 million. This amount is presented within the Other Assets line item and also netted against the cash received from the term loan within the Cash line item on the balance sheet.
C.     Reflects the transfer of cash of $351.1 million to Darden, net of $36.1 million received from Darden as part of the assets contributed to us in connection with the Spin-Off.
D.    Reflects the distribution of 42,443,994 shares of our common stock to Darden, at a par value of $0.0001 per share and the reduction to invested capital.
E.     Reflects the elimination of the parent company investment account balances attributable to the LongHorn San Antonio Business and Four Corners Properties.
(in thousands)

Adjustment for parent company investment in the LongHorn San Antonio Business	$8,974
Adjustment for parent company investment in the Four Corners Properties	749,493
Invested capital	$758,467

FOUR CORNERS PROPERTY TRUST, INC.
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

NOTE 3 - ADJUSTMENTS TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
A. For the year ended December 31, 2014 and for the six months ended June 30, 2015, reflects the rental income associated with the Leases which we will recognize on a straight line basis to include the effects of base rent escalators of 1.5% annually over the initial term of the lease. Cash rent to be paid to us in the first lease year is expected to be approximately $94.4 million.
B. Reflects depreciation expense for the Four Corners Properties which have estimated lives ranging from two to 40 years.
C. Reflects the incremental expense related to the Franchise Agreements we will enter into with Darden pursuant to which Darden and its affiliates will provide to us for an agreed upon charge, various services to support the operations of the LongHorn San Antonio Business.
D.     Reflects the incremental expense related to general and administrative expenses which include the employment of the President and Chief Executive Officer, and the Chief Financial Officer who have signed employment agreements, accounting outsourcing fees and external audit fees.
E.     Reflects the associated interest expense related to the incurrence of new indebtedness with a weighted average LIBOR-based interest rate of 3.17% a year (including consideration of the LIBOR interest rate cap and an interest rate swap as described in the “Description of Financing and Material Indebtedness” section). The adjustment also reflects non-cash interest expense for the amortization of the fees paid to lenders of $7.5 million as well as the amortization of the $3.0 million LIBOR interest rate cap fee paid to our lenders to enter into the LIBOR interest rate cap arrangement, which are amortized over the term of the debt instrument using the effective interest rate method. In addition, this adjustment reflects interest expense for the 0.35% undrawn commitment fee we incur on the undrawn revolving credit facility balance, which is assumed to be undrawn at the date that the Spin-Off is consummated.
Interest expense was calculated assuming constant debt levels throughout the periods presented. Interest expense may be higher or lower if our amount of debt outstanding changes. The actual interest rate will depend on market conditions when the debt is issued and the final composition of the debt structure is determined. A 1/8% change to the annual interest rate would change interest expense by approximately $0.1 million for the six months ended June 30, 2015 and $0.3 million for the year ended December 31, 2014.
F.     Reflects the associated income tax expense for all of the adjustments noted above. The income tax provision was based on the estimated statutory tax rate of 38.1%.
We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes commencing with our taxable year beginning on January 1, 2016. As it is expected we will be taxable as a REIT and not a C corporation beginning in January 2016, only our LongHorn San Antonio Business, our taxable REIT subsidiary, will continue to be subject to federal income taxes commencing on January 1, 2016.
G.     Our pro forma earnings per share is based upon the distribution of one share of our common stock for every three shares of Darden common stock, or 42,443,994 shares.
The number of our shares used to compute basic and diluted earnings per share for the six months ended June 30, 2015 and the year ended December 31, 2014 is based on the number of shares of our common stock assumed to be outstanding on the distribution date, based on the number of Darden common shares outstanding on June 30, 2015, assuming a distribution ratio of one share of our common stock for every three shares of Darden common shares.

SELECTED HISTORICAL COMBINED FINANCIAL DATA
The following tables present the selected historical combined financial data of the LongHorn San Antonio Business. The selected historical combined financial data as of December 31, 2014 and 2013 and for the three years ended December 31, 2014, 2013 and 2012, as set forth below, was derived from the audited combined financial statements of the LongHorn San Antonio Business, which are included elsewhere in this information statement. The selected historical combined balance sheet data as of December 31, 2012 was derived from the unaudited financial statements of the LongHorn San Antonio Business which are not included in this information statement. The selected historical combined financial data as of June 30, 2015 and for the six months ended June 30, 2015 and 2014 was derived from the unaudited interim combined financial statements of the LongHorn San Antonio Business, which are included elsewhere in this information statement. In management’s opinion, the unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented.
The selected historical combined financial information may not necessarily reflect the LongHorn San Antonio Business’s financial position, results of operations or cash flows as if they had operated as a stand-alone public company during all periods presented, including changes that will occur in our operations and capitalization as a result of the Spin-Off and related transactions. Accordingly, the historical results should not be relied upon as an indicator of the LongHorn San Antonio Business’s future performance.
The following tables should be read together with, and are qualified in their entirety by reference to, the LongHorn San Antonio Business’s historical combined financial statements and the related notes included elsewhere in this information statement. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following tables. The tables should also be read together with the sections entitled “Capitalization,” “Unaudited Pro Forma Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	For the Six Months Ended June 30,		For the Years Ended December 31,
(Dollars in thousands)	2015	2014	2014	2013	2012
	(Unaudited)
Operating Results
Sales, net	$9,514	$9,026	$17,695	$16,907	$16,524
Costs and expenses:
Food and beverage	3,882	3,608	7,124	6,766	6,565
Restaurant labor	2,440	2,312	4,639	4,518	4,229
Restaurant expenses	1,499	1,600	3,011	2,716	2,875
Selling, general and administrative (1)	1,027	1,056	2,168	2,127	2,154
Depreciation	397	418	863	875	881
Total costs and expenses	9,245	8,994	17,805	17,002	16,704
Income (loss) before income taxes	269	32	(110)	(95)	(180)
Income tax (benefit)	(11)	(58)	(142)	(124)	(141)
Net income (loss) and comprehensive income (loss)	$280	$90	$32	$29	$(39)

		As of:
(Dollars in thousands)		June 30, 2015	December 31, 2014	December 31, 2013	December 31, 2012
		(unaudited)			(unaudited)
Financial Position
Total assets		$11,758	$11,949	$12,807	$13,630
Land, buildings and equipment, net		11,375	11,722	12,545	13,408
Long-term liabilities		1,626	1,616	1,725	1,785
Parent company investment		8,974	8,998	9,872	10,731

		As of and for the Six Months Ended	As of and for the Years Ended
(Dollars in thousands)		June 30, 2015	December 31, 2014	December 31, 2013	December 31, 2012
		(Unaudited)
Other Statistics
Cash flows provided by operating activities		$354	$961	$914	$806
Capital expenditures		(50)	(55)	(26)	(131)
Number of restaurants		6	6	6	6

(1)
Selling, general and administrative expenses include $0.5 million and $0.6 million of corporate expense allocated from Darden for the six months ended June 30, 2015 and June 30, 2014, respectively (unaudited). Selling general and administrative expenses include $1.2 million, 1.2 million, and $1.3 million of corporate expense allocated from Darden for the years ended December 31, 2014, 2013 and 2012, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion and analysis of (i) the historical results of operations of the LongHorn San Antonio Business that we will own and operate upon completion of the Spin-Off and (ii) our anticipated financial condition immediately following the Spin-Off. The 424 restaurant properties that we will own following the Spin-Off were not operated by Darden as a stand-alone business and, accordingly, there are no historical results of operations related to these assets. The following should be read in conjunction with the LongHorn San Antonio Business historical combined financial statements, the Four Corners’ Properties historical combined balance sheet and our unaudited pro forma consolidated financial statements and accompanying notes, each of which are included elsewhere in this information statement. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those projected, forecasted or expected in these forward-looking statements as a result of various factors, including those which are discussed below and elsewhere in this information statement. See also “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Our financial statements may not necessarily reflect our financial condition and results of operations in the future, or what they would have been had we been a separate, stand-alone company during the periods presented.
OVERVIEW
At the completion of the Spin-Off, we will own the Four Corners Properties and the LongHorn San Antonio Business. The Four Corners Properties will be leased to one or more of Darden’s operating subsidiaries pursuant to the Leases. In addition to leasing the Four Corners Properties to one or more of Darden’s operating subsidiaries, we will also generate revenue by operating the LongHorn San Antonio Business. Of the six restaurant properties that make up the LongHorn San Antonio Business, three will be properties that we will lease to Kerrow and three will be owned by Kerrow, subject to ground leases.
Following the Spin-Off, we will be an independent publicly traded, self-administered company primarily engaged in the ownership, acquisition and leasing of restaurant and retail properties. We expect to generate revenues primarily by leasing restaurant properties to restaurant operators in triple-net lease arrangements, under which the tenant is primarily responsible for the costs related to the assets (including property taxes, insurance, common area maintenance charges and maintenance and repair costs). We expect to grow our portfolio by pursuing opportunities to acquire additional facilities that will be leased to a diverse group of local, regional and national restaurant and retail operators, which will include Darden, as well as related businesses. We also anticipate diversifying our portfolio over time by acquiring assets in different geographic markets, and in different asset classes.
We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes commencing with our taxable year beginning January 1, 2016. As a result, we will pay federal and state income taxes for our taxable year ending December 31, 2015. We intend to operate in what is commonly referred to as an UPREIT structure, in which substantially all of our properties and assets will be held through Four Corners OP. Four Corners OP will be managed by Four Corners GP, the sole general partner of Four Corners OP. While Four Corners GP will be responsible for the management of Four Corners OP in accordance with Delaware law and Four Corners OP’s limited partnership agreement, Four Corners GP will not have any employees (all employees will be at the Four Corners OP level), and the directors and officers of Four Corners who are identified in this information statement under the heading “Management” will control the management decisions made by Four Corners GP. We, Four Corners GP and Four Corners OP will initially lack certain non-management administrative capabilities, and accordingly we will be entering into the Transition Services Agreement pursuant to which Darden will provide administrative services that are customary for a transaction such as the Spin-Off for a limited transition period.
To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our shareholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See “U.S. Federal Income Tax Considerations.”
COMPONENTS OF OUR REVENUES AND EXPENSES FOLLOWING THE SPIN-OFF
Revenues

Following the Spin-Off, we expect our earnings initially to primarily be attributable to rental revenues from the leasing of the Four Corners Properties pursuant to the Leases. Under the Leases, Darden will be primarily responsible for the costs related to operating the Four Corners Properties, including property taxes, insurance, common area maintenance charges and maintenance and repair costs. The Leases will have an average initial term of approximately fifteen years with a certain number of five-year renewal options and will encompass approximately 145 distinct market areas. The number and duration of the renewal terms for any given Four Corners Property may vary, however, based on the initial term of the relevant Lease and other factors. The rent for the initial term will be a stated amount set near the time of the Spin-Off. We currently anticipate that the initial estimated annual cash rent under the Leases will be approximately $94.4 million during the first year of the Leases. Commencing with the second year of the Leases and continuing for the initial term, under the Leases, the rent is subject to annual escalation of 1.5%, as well as, in most of the leases, a fair market value adjustment at the start of one of the renewal options. Each renewal option will provide Darden the opportunity to renew any of the Leases. Rental revenues over the average initial term of the Leases will be recognized in the financial statements on a straight-line basis, or approximately $104.7 million per year.
General and Administrative Expenses
General and administrative costs are expected for items such as compensation costs (including stock-based compensation awards), professional services, office costs and other costs associated with administrative activities. To the extent requested by us, Darden will provide us with certain administrative and support services on a transitional basis pursuant to the Transition Services Agreement. We expect that the fees charged to us for transition services furnished pursuant to the Transition Services Agreement will approximate the actual cost incurred by Darden in providing such transition services to us for the relevant period.
General and administrative expenses are anticipated to be approximately $12.0 million in the first year after the Spin-Off, consisting of cash compensation, professional services, administration and other costs and transitional services costs. These amounts were determined based on the experience of management and discussions with outside service providers, consultants and advisors. Non-cash stock-based compensation, incentive-based cash compensation and acquisition costs are not included in these amounts. The details of our future anticipated equity grants and compensation have not yet been determined for our board of directors or executive officers. The amount of compensation-related expense, including incentive-based cash compensation and non-cash stock compensation expense, actually incurred by us in the first year after the Spin-Off will be based on determinations by our compensation committee and board of directors following the Spin-Off.
Depreciation Expense
We will incur depreciation expense for the land, buildings and equipment transferred to us from Darden, which is expected to be between $41.0 million and $45.0 million in the first year after the Spin-Off. This amount was determined based on the remaining useful lives of the assets as of June 30, 2015.
Operations of the LongHorn San Antonio Business
We will own and operate the LongHorn San Antonio Business, which will operate as a TRS. The LongHorn San Antonio Business consists of six LongHorn Steakhouse restaurants located in the San Antonio, Texas area. As a TRS, we expect the LongHorn San Antonio Business will be taxed at corporate tax rates.
Interest Expense
We will incur interest expense from our borrowing obligations and the amortization of our lender fees and fee to purchase the LIBOR interest rate cap related to our indebtedness. Our current estimate of debt outstanding following the Spin-Off is $400.0 million in an outstanding term loan and $350.0 million of a revolving credit facility. We anticipate that the term loan facility will be fully drawn at the date that the Spin-Off is consummated and that the revolving credit facility will be undrawn at the date that the Spin-Off is consummated. Annual interest costs are expected of approximately $14.5 million based on a weighted-average interest rate of 3.17%. See “Liquidity and Capital Resources” below for more information.

DISCUSSION OF HISTORICAL RESULTS OF OPERATIONS OF THE LONGHORN SAN ANTONIO BUSINESS
Basis of Presentation
The historical financial statements of the LongHorn San Antonio Business were prepared on a stand-alone basis and were derived from the consolidated financial statements and accounting records of Darden. These statements reflect the historical financial condition and results of operations of the LongHorn San Antonio Business, which we will own following the Spin-Off, in accordance with GAAP.
Results of Operations
Six Months Ended June 30, 2015 and 2014 (unaudited)
The following table sets forth selected operating data and that operating data as a percent of sales, for the periods indicated. All information is derived from the unaudited combined statements of comprehensive income for the six months ended June 30, 2015 and 2014 found elsewhere in this information statement.

	Six Months Ended June 30,
	2015		2014
	(unaudited)		(unaudited)
(Dollars in thousands)	$	% of Sales	$	% of Sales
Sales, net	$9,514	100.0%	$9,026	100.0%
Cost and expenses:
Food and beverage	3,882	40.8	3,608	40.0
Restaurant labor	2,440	25.6	2,312	25.6
Restaurant expenses	1,499	15.8	1,600	17.7
Selling, general and administrative	1,027	10.8	1,056	11.7
Depreciation	397	4.2	418	4.7
Total costs and expenses	9,245	97.2	8,994	99.7
Income before income taxes	269	2.8	32	0.3
Income tax (benefit)	(11)	(0.1)	(58)	(0.7)
Net income and comprehensive income	$280	2.9%	$90	1.0%
The LongHorn San Antonio Business had six restaurants open at the end of each of the six months ended June 30, 2015 and 2014.
SALES
Sales for the six months ended June 30, 2015 increased $0.5 million, or 5.4 percent, compared to the same period in 2014 driven by a 3.9 percent increase in the average check and a 1.5 percent increase in guest counts.
COSTS AND EXPENSES
Six Months Ended June 30, 2015 versus Six Months Ended June 30, 2014
Total costs and expenses increased $0.3 million or 2.8 percent. As a percent of sales, total costs and expenses decreased from 99.7 percent to 97.2 percent.
Food and beverage costs increased $0.3 million, or 7.6 percent. As a percent of sales, food and beverage costs increased from 40.0 percent to 40.8 percent as a result of food cost inflation, primarily beef, partially offset by increased pricing.

Restaurant labor costs increased $0.1 million or 5.5 percent. Restaurant labor costs as a percent of sales were flat at 25.6 percent.
Restaurant expenses (which include utilities, common area maintenance charges, repairs and maintenance, credit card fees, lease expense, property tax, workers’ compensation, and other restaurant-level operating expenses) decreased $0.1 million or 6.3 percent. As a percent of sales, restaurant expenses decreased primarily as a result of decreased workers’ compensation costs, utilities and favorable sales leverage, partially offset by increased repair and maintenance and security costs.
Selling, general and administrative expenses decreased 2.7 percent. As a percent of sales, selling, general and administrative expenses decreased primarily as a result of a reduction in corporate expenses allocated to us from Darden and favorable sales leverage.
Depreciation expense decreased 5.0 percent. As a percent of sales, depreciation expense decreased as a result of favorable sales leverage.
INCOME TAXES
The effective income tax rate was a benefit of 4.1 percent and 181.3 percent for the six months ended June 30, 2015 and 2014, respectively. The change in the effective income tax rate for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 is primarily attributable to an increase in earnings before income taxes.
NET INCOME
Net income for the six months ended June 30, 2015 increased $0.2 million or 211.1 percent compared to the six months ended June 30, 2014, primarily due to higher sales and lower restaurant expenses, selling, general and administrative expenses and depreciation expenses as a percent of sales, partially offset by higher food and beverage costs and lower income tax benefit as a percent of sales.
SEASONALITY
Sales volumes fluctuate seasonally. Typically, our average sales per restaurant are highest in the spring and winter, followed by the summer, and lowest in the fall. Holidays, changes in the economy, severe weather and similar conditions may impact sales volumes seasonally. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full year.

Years Ended December 31, 2014, 2013 and 2012
The following table sets forth selected operating data and that operating data as a percent of sales for the periods indicated. This information is derived from the LongHorn San Antonio Business combined statements of comprehensive income (loss) found elsewhere in this information statement.

	Years Ended December 31,
	2014		2013		2012
(Dollars in thousands)	$	% of Sales	$	% of Sales	$	% of Sales
Sales	$17,695	100.0%	$16,907	100.0%	$16,524	100.0%
Costs and expenses:
Food and beverage	7,124	40.3	6,766	40.0	6,565	39.7
Restaurant labor	4,639	26.2	4,518	26.7	4,229	25.6
Restaurant expenses	3,011	17.0	2,716	16.0	2,875	17.4
Selling, general and administrative	2,168	12.2	2,127	12.6	2,154	13.0
Depreciation	863	4.9	875	5.2	881	5.4
Total costs and expenses	17,805	100.6	17,002	100.5	16,704	101.1
Loss before income taxes	(110)	(0.6)	(95)	(0.5)	(180)	(1.1)
Income tax benefit	(142)	(0.8)	(124)	(0.7)	(141)	(0.9)
Net income (loss) and comprehensive income (loss)	$32	0.2%	$29	0.2	$(39)	(0.2)%
The LongHorn San Antonio Business had six restaurants open at the end of the each of the years ended December 31, 2014 and 2013.
SALES
Sales increased $0.8 million, or 4.7 percent, in 2014 compared to 2013, driven primarily by a 3.9 percent increase in the average check as well as a 0.8 percent increase in average guest counts. Average annual sales per restaurant were $2.9 million in 2014 compared to $2.8 million in 2013.
Sales in 2013 increased $0.4 million, or 2.3 percent, compared to 2012 driven primarily by a 2.1 percent increase in guest counts and a 0.2 percent increase in the average check. Average annual sales per restaurant were $2.8 million in 2013 and 2012.
COSTS AND EXPENSES
Year Ended December 31, 2014 versus Year Ended December 31, 2013
Total costs and expenses increased $0.8 million or 4.7 percent. As a percent of sales, total costs and expenses increased slightly from 101.5% in 2013 to 101.6% in 2014.
Food and beverage costs increased $0.4 million or 5.3 percent. As a percent of sales, food and beverage costs increased as a result of food cost inflation, primarily beef, partially offset by increased pricing.
Restaurant labor costs increased $0.1 million or 2.7 percent. As a percent of sales, restaurant labor costs decreased primarily as a result of favorable sales leverage and lower incentive based compensation expense, partially offset by higher wage expense and group insurance costs.
Restaurant expenses (which include utilities, common area maintenance charges, repairs and maintenance, credit card fees, lease expense, property tax, workers’ compensation, and other restaurant-level operating expenses) increased $0.3 million or 10.9 percent. As a percent of sales, restaurant expenses increased primarily as a result of higher workers’ compensation costs, utilities, and repairs and maintenance, partially offset by favorable sales leverage.
Selling, general and administrative expenses increased 1.9 percent. As a percent of sales, selling, general and administrative expenses decreased primarily as a result of favorable sales leverage, partially offset by higher media costs.

Depreciation expense decreased 1.4 percent. As a percent of sales, depreciation expense decreased as a result of favorable sales leverage.
Year Ended December 31, 2013 versus December 31, 2012
Total costs and expenses increased $0.3 million or 1.8 percent. As a percent of sales, total costs and expenses decreased from 101.1 percent to 100.5 percent.
Food and beverage costs increased $0.2 million or 3.1 percent. As a percent of sales, food and beverage costs increased primarily as a result of higher beef costs.
Restaurant labor costs increased $0.3 million or 6.8 percent. As a percent of sales, restaurant labor costs increased primarily as a result of higher incentive based compensation expense, group insurance costs and wage expense.
Restaurant expenses (which include utilities, repairs and maintenance, credit card fees, lease expense, property tax, workers’ compensation, and other restaurant-level operating expenses) decreased $0.2 million or 5.5 percent. As a percent of sales, restaurant expenses decreased primarily as a result of lower workers’ compensation costs and favorable sales leverage.
Selling, general and administrative expenses decreased 1.3 percent. As a percent of sales, selling, general and administrative expenses decreased primarily as a result of favorable sales leverage and lower corporate overhead expenses allocated to us by Darden, partially offset by higher media costs.
Depreciation expense was almost flat. As a percent of sales, depreciation expense decreased as a result of favorable sales leverage.
INCOME TAXES
The effective income tax rates for 2014, 2013 and 2012 were benefits of 129.1 percent, 130.5 percent and 78.3 percent, respectively. The decrease in our effective rate for 2014 is primarily due to the impact of Federal Insurance Contributions Act (“FICA”) tax credits for employee related tips, Work Opportunity Tax Credits and permanent differences, offset by our valuation allowance. The increase in our effective tax rate for 2013 is due to the increased impact of FICA tax credits for employee related tips and Work Opportunity Tax Credits.
NET INCOME (LOSS)
The change in net income was flat from 2014 to 2013.
The net income for 2013 increased by $0.1 million in 2013, or 174.4 percent, compared with 2012, primarily due to higher sales and lower restaurant expenses, partially offset by increased food and beverage and restaurant labor costs.
IMPACT OF INFLATION
The LongHorn San Antonio Business attempts to minimize the annual effects of inflation through appropriate planning, operating practices and menu price increases. We do not believe inflation had a significant overall effect on our annual results of operations for the years ended December 31, 2014, 2013 or 2012.

Pro Forma Non-GAAP Measurements
We believe that net income, as defined by GAAP, is the most appropriate earnings measure. We also believe FFO, as defined by NAREIT and AFFO are important non-GAAP supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires the recognition of depreciation expense except on land, such accounting presentation implies that the value of real estate assets diminishes predictably over time. However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. FFO is defined by NAREIT as net income computed in accordance with GAAP, excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization and impairment charges. We compute FFO in accordance with NAREIT’s definition.
AFFO is defined as FFO (as defined by NAREIT) adjusted to eliminate the impact of non-recurring items that are not reflective of ongoing operations and certain non-cash items that reduce or increase net income (loss) in accordance with GAAP, and it is also adjusted for income tax expense (other than income tax expenses of our TRS) recorded for our fiscal year 2015 that will not be incurred following the effective date of our election and qualification to be subject to tax as a REIT for U.S. federal income tax purposes effective January 1, 2016.
We believe that the use of Pro Forma FFO and Pro Forma AFFO, combined with the required GAAP presentations, improves the understanding of operating results of REITs among investors and makes comparisons of operating results among such companies more meaningful. We consider FFO and AFFO to be useful measures for reviewing comparative operating and financial performance because, by excluding gains or losses from real estate dispositions, impairment charges, real estate depreciation and amortization, non-cash expenses such as stock-based compensation expense and amortization of deferred financing costs, FFO and AFFO can help investors compare our operating performance between periods and to other REITs. In addition AFFO is a useful measure as this eliminates the impact of non-recurring items that are not reflective of ongoing operations and certain non-cash items that reduce or increase net income (loss) in accordance with GAAP. While FFO and AFFO are relevant and widely used measures of operating performance of REITs, they do not represent cash flows from operations or net income as defined by GAAP and should not be considered an alternative to those measures in evaluating our liquidity or operating performance. FFO and AFFO do not purport to be indicative of cash available to fund our future cash requirements. Furthermore, our computation of FFO and AFFO may not be comparable to FFO and AFFO reported by other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define AFFO differently than we do.
The following tables reconcile our calculations of Pro Forma FFO and Pro Forma AFFO to Pro Forma net income, the most directly comparable GAAP financial measure for the year ended December 31, 2014 and the six months ended June 30, 2015:

Reconciliation of Pro Forma FFO to Pro Forma Net Income	For the Six Months Ended June 30, 2015	For the Year Ended December 31, 2014
Pro forma net income	$13,047	$25,161
Depreciation of real estates	23,316	47,364
Pro forma FFO	$36,363	$72,525
Income tax expense	8,116	15,948
Pro forma FFO excluding income tax expense[1]	$44,479	$88,473

Reconciliation of Pro Forma AFFO to Pro Forma Net Income	For the Six Months Ended June 30, 2015	For the Year Ended December 31, 2014
Pro forma FFO excluding income tax expense[1]	$44,479	$88,473
Straight line rental revenue[2]	(5,161)	(10,322)
Non-cash interest for fees paid to lenders and LIBOR interest rate cap[3]	1,014	2,005
Pro forma AFFO	$40,332	$80,156

1 Adjusts to remove income tax expense included in our Pro Forma net income for our fiscal year 2015 that will not be incurred following the effective date of our election and qualification to be subject to tax as a REIT for U.S. federal income tax purposes. The adjustment does not include the income tax expense of our TRS, which we will continue to incur after our election and qualification to be subject to tax as a REIT.
2 Adjusts to remove the impact of the annual 1.5% rent escalation terms of the lease which result in recording rental revenue on a straight line basis over the expected term of the lease and to reflect cash paid for rent.
3 Adjusts to remove non-cash interest from pro forma net income related to the amortization of the fees paid to the lenders of the term note using the effective interest method and the amortization of the LIBOR interest rate cap.

LIQUIDITY AND CAPITAL RESOURCES OF THE LONGHORN SAN ANTONIO BUSINESS
Cash Flow Overview
Cash was $7,000 at June 30, 2015 (unaudited), December 31, 2014, December 31, 2013 and December 31, 2012 (unaudited). The following table summarizes the LongHorn San Antonio Business’s cash flows for each of the periods presented.

	Six Months Ended June 30,		Years Ended December 31,
(In millions)	2015	2014	2014	2013	2012
	(unaudited)	(unaudited)
Net cash provided by (used in):
Operating activities	$0.4	$0.2	$1.0	$0.9	$0.8
Investing activities	$(0.1)	$—	$(0.1)	$—	$(0.1)
Financing activities	$(0.3)	$(0.2)	$(0.9)	$(0.9)	$(0.7)
Operating Activities
Cash provided by operating activities increased $0.2 million for the six months ended June 30, 2015 compared to the same period in 2014, primarily as a result of increased net income, offset in part by the timing of inventory purchases.
Cash provided by operating activities increased for the year ended December 31, 2014 compared to the same period in 2013. The primary driver of cash flow provided by operations was the decrease in inventory from 2014 to 2013 driven by the timing of inventory purchases.
Cash provided by operating activities increased for the year ended December 31, 2013 compared to the same period in 2012 primarily as a result of producing net income in 2013 as compared to a net loss in 2012.
Investing Activities
Cash used in investing increased $0.1 million for the six months ended June 30, 2015 compared to the same period in 2014 due to the purchase of equipment in support of the LongHorn San Antonio Business.
Cash used in investing increased $0.1 million for the year ended December 31, 2014 compared to the same period in 2013 due to the purchase of equipment in support of the LongHorn San Antonio Business.
Cash used in investing decreased $0.1 million for the year ended December 31, 2013 when compared to the same period in 2012 primarily due to the timing of equipment purchases in support of the LongHorn San Antonio Business.
Financing Activities
Cash used for financing activities primarily relate to net transfers to and from Darden, from which the LongHorn San Antonio Business has obtained financing for its business in the ordinary course. The components of net transfers include: (i) cash transfers between LongHorn San Antonio Business and Darden, (ii) charges for income taxes, (iii) charges from Darden for services to and funding of certain expenses for the LongHorn San Antonio Business and (iv) allocations of Darden’s corporate expenses, which were effectively settled for cash at the time of the transaction as described elsewhere in this information statement. See Note 2—Related Party Transactions to the LongHorn San Antonio Business audited combined financial statements.
Credit Agreement

See “Description of Financing and Material Indebtedness—Credit Agreement” for a description of the credit agreement that we anticipate entering into prior to consummation of the Spin-Off.
Dividends
We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes commencing with our fiscal year beginning January 1, 2016. We intend to make regular quarterly dividend payments to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We intend to make regular quarterly dividend payments of all or substantially all of our taxable income to holders of our common stock out of assets legally available for this purpose, if and to the extent authorized by our board of directors. Before we make any dividend payments, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our debt payable. If our cash available for distribution is less than our taxable income, we could be required to sell assets or borrow funds to make cash dividends or we may make a portion of the required dividend in the form of a taxable distribution of stock or debt securities.
We will make dividend payments based on our estimate of taxable earnings per share of common stock, rather than earnings calculated pursuant to GAAP. Our dividends and taxable earnings will typically differ from our GAAP earnings due to items such as differences in premium amortization and discount accretion, and non-deductible general and administrative expenses. Our quarterly dividends per share may be substantially different than our quarterly taxable earnings and GAAP earnings per share.
Darden will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the Spin-Off between Darden and Four Corners in a manner that, in its best judgment, is in accordance with the Code. As a result of our election to be treated as a REIT for U.S. federal income tax purposes, in order to comply with certain REIT qualification requirements, we intend to declare the Purging Distribution. The Purging Distribution will be paid to Four Corners shareholders in a combination of cash and Four Corners stock, with the cash portion constituting at least 20% of the total amount of the Purging Distribution. We expect to pay the majority of the Purging Distribution in Four Corners stock. Additionally, we expect to declare the Purging Distribution in 2016 and to make the Purging Distribution no later than January 31, 2017. We currently expect that the aggregate amount of the Purging Distribution will be between approximately $300 million and $400 million. See “The Spin-Off—The Purging Distribution.”
CONCENTRATION OF RISK
Immediately following the Spin-Off, our tenant base and the restaurant brands operating our properties will be highly concentrated. With respect to our tenant base, Darden will be the sole tenant of the Four Corners Properties, which constitute over 99% of the properties we will own after the Spin-Off. In addition, Darden Restaurants, Inc. will guarantee the obligations of the tenants under substantially all of the Leases entered into in respect of the Four Corners Properties. As our revenues will predominately consist of rental payments under the Leases, we will be dependent on Darden for substantially all of our revenues. Consequently, any material decline in Darden’s business is likely to have a material adverse effect on our business as well.
We also are subject to concentration risk in terms of the restaurant brands that will operate the Four Corners Properties. With 300 locations in our portfolio, Olive Garden brand restaurants will comprise approximately 72% of the Four Corners Properties and approximately 74% of the revenues we expect to receive under the Leases. Therefore, in addition to any decline in the restaurant industry generally, our business may also be negatively impacted, and possibly to a material degree, by any Olive Garden specific issues or problems that may arise in the future.
Over time, we intend to mitigate our concentration risk by systematically reducing the levels of both our tenant and restaurant brand concentrations. We believe we will be able to achieve this aim through a deliberate and strategic combination of property acquisitions, property divestitures and 1031 exchanges that will reduce our concentration risk and enhance shareholder value.

OBLIGATIONS AND COMMITMENTS
The historical contractual obligations and commitments for the LongHorn San Antonio Business at June 30, 2015 were as follows:

	Historical Obligations by Period as of June 30, 2015 (unaudited)
(in millions)	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years	Total
Commitments under non-cancellable operating leases	$0.4	$0.8	$0.8	$0.2	$2.2
Total contractual obligations and commitments	$0.4	$0.8	$0.8	$0.2	$2.2
The following pro forma table summarizes our contractual obligations and commitments at June 30, 2015 (unaudited), as if the following had occurred on June 30, 2015: (a) the Spin-Off. (b) the incurrence of the $400.0 million term loan under the credit agreement and (c) the entry into the credit agreement relating to the revolving credit facility, with an undrawn available facility of $350.0 million.

	Pro Forma Obligations by Period as of June 30, 2015 (unaudited)
(in millions)	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years	Total
Long-term debt	$—	$—	$400.0	$—	$400.0
Interest payments on long-term debt obligations [1]	12.4	24.9	24.9	—	62.3
Commitments under non-cancellable operating leases	0.4	0.8	0.8	0.2	2.2
Total contractual obligations and commitments	$12.8	$25.7	$425.7	$0.2	$464.5
1    Interest payments computed using estimated interest rates of 2.76% for the term loan and the undrawn commitment fee of 0.35% for the revolving credit facility as the revolving credit facility is anticipated to be undrawn at the date the Spin-Off is consummated. The actual interest rates will depend on market conditions when the debt is issued and the final composition of the debt structure is determined.
CAPITAL EXPENDITURES
Capital expenditures for the Four Corners Properties leased under the Leases are generally the responsibility of Darden. Additionally, if any of the Leases are not renewed when they expire, we may be required to make capital expenditures to modify the property that was subject to such Lease to attract a new restaurant or retail tenant. We will be responsible for the capital expenditure obligations regarding the six properties associated with the LongHorn San Antonio business. At this time, we do not believe those capital expenditure obligations will extend beyond expenditures that we will make in the ordinary course of business to ensure standard and customary upkeep of those six properties.
CRITICAL ACCOUNTING POLICIES - LONGHORN SAN ANTONIO BUSINESS
The LongHorn San Antonio Business prepares its combined financial statements in conformity with U.S. GAAP. The preparation of these combined financial statements requires the LongHorn San Antonio Business to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the combined financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.
The LongHorn San Antonio Business’s significant accounting policies are more fully described in Note 1 to the LongHorn San Antonio Business’s combined financial statements. However, certain of the LongHorn San Antonio Business’s accounting policies that are considered critical are those it believes are both most important to the portrayal of its financial condition and operating results and require its most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. The LongHorn San Antonio Business considers the following policies to be most critical in understanding the judgments that are involved in preparing its combined financial statements.
Income Taxes
Historically, the LongHorn San Antonio Business has been included in the consolidated federal income tax return of Darden, as well as certain state tax returns where Darden files on a combined basis. The LongHorn San Antonio Business applies the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 740, Income Taxes, and computes the provision for income taxes on a separate return basis. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if the LongHorn San Antonio Business was a separate taxpayer and a standalone enterprise for the periods presented. The calculation of income taxes for the LongHorn San Antonio Business on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. Management believes that the assumptions and estimates used to compute these tax amounts are reasonable. However, the LongHorn San Antonio Business’s combined financial statements may not necessarily reflect its income tax expense or tax payments in the future, or its tax amounts would have been if it had been a stand-alone enterprise during the periods presented.
Federal and state income taxes currently payable are settled though the LongHorn San Antonio Business’s parent company equity account. The LongHorn San Antonio Business provides for taxes that are deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.
Excluding our charitable contribution carryforward, the LongHorn San Antonio Business generally expects to fully utilize its deferred tax assets; however, when necessary it records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. Additionally, FASB ASC Topic 740, Income Taxes, requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than 50 percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.
In determining the need for a valuation allowance or the need for uncertain tax positions, the LongHorn San Antonio Business makes certain estimates and assumptions. These estimates and assumptions are based on, among other things, knowledge of the operations, markets, historical trends and likely future changes and, when appropriate, the opinion of advisors with knowledge and expertise in relevant fields. Due to certain risks associated with the LongHorn San Antonio Business’s estimates and assumptions, actual results could be different.
Land, Buildings and Equipment, Net
Land, buildings and equipment, net are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from 7 to 40 years using the straight-line method. Leasehold improvements, which are reflected on the LongHorn San Antonio Business’s combined balance sheets as a component of buildings, within land, buildings and equipment, net, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from two to 15 years also using the straight-line method. Real estate development and construction costs for newly constructed restaurants are capitalized in the period in which they are incurred. Gains and losses on the disposal of land, buildings and equipment are included in restaurant expenses in the LongHorn San Antonio Business’s accompanying combined statements of comprehensive income (loss).

The LongHorn San Antonio Business’s accounting policies regarding land, buildings and equipment, including leasehold improvements, include its judgments regarding the estimated useful lives of these assets, the residual values to which the assets are depreciated or amortized, the determination of what constitutes a reasonably assured lease term and the determination as to what constitutes enhancing the value of or increasing the life of existing assets. These judgments and estimates may produce materially different amounts of reported depreciation and amortization expense if different assumptions were used. As discussed further below, these judgments may also impact the LongHorn San Antonio Business’s need to recognize an impairment charge on the carrying amount of these assets as the cash flows associated with the assets are realized, or as the LongHorn San Antonio Business’s expectations of estimated future cash flows change.
Insurance Accruals
Through the use of Darden’s insurance program deductibles and self-insurance, the LongHorn San Antonio Business retains a significant portion of expected losses under their workers’ compensation, certain employee medical and general liability programs. Darden carries insurance for individual workers’ compensation and general liability claims that exceed $500,000. Accrued liabilities are recorded based on the LongHorn San Antonio Business’s estimates of the anticipated ultimate costs to settle all claims. The cost of insurance premiums is allocated to the LongHorn San Antonio Business by Darden and may not be representative of the costs it would incur on a stand-alone basis.
The LongHorn San Antonio Business accounting policies regarding these insurance programs include its judgments concerning the severity of claims and claim reserve and management and settlement practices. Unanticipated changes in these factors may produce materially different amounts of reported expense under these programs.
Leases
For operating leases, which consist of ground leases, the LongHorn San Antonio Business recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise the options would result in an economic penalty to us. Differences between amounts paid and amounts expensed are recorded as deferred rent. Within the provisions of certain leases, there are escalations in payments over the base lease term, as well as renewal periods. The effects of the escalations have been reflected in rent expense on a straight-line basis over the reasonably assured lease term which includes cancelable option periods where failure to exercise such options would result in an economic penalty to us. The lease term commences on the date when the LongHorn San Antonio Business has the right to control the use of the leased land, which is typically before rent payments are due under the terms of the lease. Some of the LongHorn San Antonio Business’s leases have renewal periods totaling five to 20 years, exercisable at their option and require payment of property taxes maintenance costs in addition to the rent payments. The combined financial statements reflect the same lease term as the LongHorn San Antonio Business uses to determine capital versus operating lease classifications in calculating straight-line rent expense for each ground lease.
The LongHorn San Antonio Business’s judgments related to the reasonably assured term for each restaurant affect a number of different additional determinations, including: the classification and accounting for leases as capital versus operating, the rent holidays and escalation in payments that are included in the calculation of straight-line rent and the term over which leasehold improvements for each restaurant facility are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.
Impairment of Long-Lived Assets
The LongHorn San Antonio Business continually monitors events and changes in circumstances that could indicate that the carrying amount of the its land, buildings and equipment may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value may not be recoverable, the LongHorn San Antonio Business assesses the recoverability by estimating whether it will recover the carrying value of those assets through their undiscounted future cash flows generated through operations and the eventual disposition of the assets. If, based on this analysis, the LongHorn San Antonio Business does not believe that it will be able to recover the carrying value of the LongHorn San Antonio Business’s land, building and equipment, it will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the related assets.
The LongHorn San Antonio Business accounts for exit or disposal activities, in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations. Such costs include the cost of disposing of the assets as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date it ceases using a property under an operating lease, it records a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred. Upon disposal of the assets, any gain or loss is recorded in the same caption within the LongHorn San Antonio Business’s combined statements of comprehensive income (loss) as the original impairment.
The judgments the LongHorn San Antonio Business makes related to the expected useful lives of long-lived assets and its ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in usage or operating performance, desirability of the restaurant sites and other factors. As the LongHorn San Antonio Business assesses the ongoing expected cash flows and carrying amounts of its long-lived assets, significant adverse changes in these factors could cause it to realize a material impairment loss.
PROSPECTIVE CRITICAL ACCOUNTING ESTIMATES – FOUR CORNERS
Following the Spin-Off, we will be an independent, publicly traded, self-administered company, which, upon the effective date of our election and qualification, will become a REIT for U.S. federal income tax purposes primarily engaged in the ownership, acquisition and leasing of restaurant properties. We intend to elect and qualify to be subject to tax as a REIT effective January 1, 2016. Initially, we expect to generate revenues primarily by leasing restaurant properties to Darden through triple-net lease arrangements.
We will prepare our financial statements in conformity with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.
Certain of the prospective accounting policies that are considered critical are those we believe are both most important to the portrayal of our financial condition and operating results and will require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We will consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and will be applicable upon the Spin-Off.
Land, Buildings and Equipment, Net
Land, buildings and equipment, net are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Leasehold improvements, which are reflected on our balance sheets as a component of buildings, within land, buildings and equipment, net, are amortized over the lesser of the reasonably assured lease term or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from two to 15 years also using the straight-line method. Real estate development and construction costs for newly constructed restaurants are capitalized in the period in which they are incurred. Gains and losses on the disposal of land, buildings and equipment are included in restaurant expenses in our accompanying statements of comprehensive income (loss).
Our accounting policies regarding land, buildings and equipment, including leasehold improvements, include our judgments regarding the estimated useful lives of these assets, the residual values to which the assets are depreciated or amortized, the determination of what constitutes a reasonably assured lease term and the determination as to what constitutes enhancing the value of or increasing the life of existing assets. These judgments and estimates may produce materially different amounts of reported depreciation and amortization expense if different assumptions were used. As discussed further below, these judgments may also impact our need to recognize an impairment charge on the carrying amount of these assets as the cash flows associated with the assets are realized, or as our expectations of estimated future cash flows change.
Impairment or Disposals of Long-Lived Assets
Land, buildings and equipment and certain other assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If these assets are determined to be impaired, the amount of impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined by appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for sale when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Assets whose disposal is not probable within one year remain in land, buildings and equipment until their disposal within one year is probable. Disposals of assets that have a major effect on our operations and financial results or that represent a strategic shift in our operating businesses are reviewed to determine whether those assets would also meet the requirements to be reported as discontinued operations.
We account for exit or disposal activities, in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations. Such costs include the cost of disposing of the assets as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Upon disposal of the assets, any gain or loss is recorded in the same caption within our statements of comprehensive income (loss) as the original impairment.
The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in usage or operating performance, desirability of the restaurant sites and other factors, such as our ability to sell our assets held for sale. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize a material impairment loss.
Revenue Recognition
Triple-Net Leased Four Corners Properties
For those triple-net leases that provide for periodic and determinable increases in base rent, base rental revenue is recognized on a straight-line basis over the applicable lease term when collectability is reasonably assured. Recognizing rental income on a straight-line basis generally results in recognized revenues during the first half of a lease term exceeding the cash amounts contractually due from our tenants, creating a straight-line rent receivable.
For those leases that provide for periodic increases in base rent only if certain revenue parameters or other substantive contingencies are met, the increased rental revenue is recognized as the related parameters or contingencies are met, rather than on a straight-line basis over the applicable lease term.
Income from rent, lease termination fees and all other income is recognized when all of the following criteria are met in accordance with SEC Staff Accounting Bulletin 104: (i) the applicable agreement has been fully executed and delivered; (ii) services have been rendered; (iii) the amount is fixed or determinable; and (iv) collectability is reasonable assured.
See Application of New Accounting Standards below for discussion of the application of ASU 2014-09.
Allowances
We assess the collectability of our rent receivables, including straight-line rent receivables. We base our assessment of the collectability of rent receivables (other than straight-line rent receivables) on several factors, including, among other things, payment history, the financial strength of the tenant and any guarantors, the value of the underlying collateral, if any, and current economic conditions. If our evaluation of these factors indicates it is probable that we will be unable to recover the full value of the receivable, we provide a reserve against the portion of the receivable that we estimate may not be recovered. We also base our assessment of the collectability of straight-line rent receivables on several factors, including among other things, the financial strength of the tenant and any guarantors, the historical operations and operating trends of the property, the historical payment pattern of the tenant and the type of property. If our evaluation of these factors indicates it is probable that we will be unable to receive the rent payments due in the future, we provide a reserve against the recognized straight-line rent receivable asset for the portion, up to its full value, that we estimate may not be recovered. If we change our assumptions or estimates regarding the collectability of future rent payments required by lease, we may adjust our reserve or reduce the rental revenue recognized in the period we make such change in our assumptions or estimates.
Income Taxes
We will be taxed as a C corporation and expect to pay U.S. federal corporate income taxes for our taxable year ending December 31, 2015. As such our policy will be the following:
We estimate certain components of our provision for income taxes. These estimates include, among other items, depreciation and amortization expense allowable for tax purposes, allowable tax credits for items such as taxes paid on reported employee tip income, effective rates for state and local income taxes and the tax deductibility of certain other items. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.
FASB ASC Topic 740, Income Taxes, requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than 50 percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.
We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized on reserves for uncertain tax positions is included in interest, net in our statements of comprehensive income (loss). A corresponding liability for accrued interest is included as a component of other current liabilities on our balance sheets. Penalties, when incurred, are recognized in general and administrative expenses.
We base our estimates on the best available information at the time that we prepare the provision. We will generally file our annual income tax returns several months after our year end. Income tax returns are subject to audit by state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. The major jurisdictions in which we will file income tax returns are the U.S. federal jurisdiction and all states in the U.S. that have an income tax.
We include within our current tax provision the balance of unrecognized tax benefits related to tax positions for which it is reasonably possible that the total amounts could change during the next 12 months based on the outcome of examinations.
We intend to elect and to qualify as a REIT for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2016. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our net income that we distribute currently to our stockholders. To maintain our qualification as a REIT, we will be required under the Code to distribute at least 90% of our REIT taxable income (without regard to the deduction for dividends paid and excluding net capital gains) to our stockholders and meet certain other requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate rates. Even if we qualify as a REIT, we may also be subject to certain state, local and franchise taxes. Under certain circumstances, U.S. federal income and excise taxes may be due on our undistributed taxable income.
Emerging Growth Company
Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of this extended transition period, and such election is irrevocable pursuant to Section 107(b) of the JOBS Act.
Application of New Accounting Standards

In April 2014, the FASB issued Accounting Standards Update No. (“ASU No.”) 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360), Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This update modifies the requirements for reporting discontinued operations. Under the amendments in ASU 2014-08, the definition of discontinued operations has been modified to only include those disposals of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This update also expands the disclosure requirements for disposals that meet the definition of a discontinued operation and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. This update was effective for the LongHorn San Antonio Business on January 1, 2015. Adoption of this guidance has had no material impact on its combined financial statements and related disclosures.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The standard outlines a single comprehensive revenue recognition model for entities to follow in accounting for revenue from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity should recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive for those goods or services. On July 9, 2015, the FASB decided to delay the effective date of ASU 2014-09 for one year. The standard is now effective for annual periods beginning after December 15, 2017 and interim periods within those annual periods. Early adoption for annual periods beginning after December 15, 2016 and interim periods within those annual periods is permitted. The LongHorn San Antonio Business is evaluating the effect this guidance will have on its combined financial statements and related disclosures.
In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis which makes certain changes to both the variable interest model and the voting model including changes to (1) the identification of variable interests (fees paid to a decision maker or service provider), (2) the variable interest entity characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. ASU 2015-02 is effective for the LongHorn San Antonio Business beginning January 1, 2016. The LongHorn San Antonio Business is evaluating the effect this guidance will have on its combined financial statements and related disclosures.
In April 2015, the FASB issued ASU No. 2015-03, “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs.” This update simplifies the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction for the carrying amount of that debt liability, consistent with debt discounts. The amendments in this update are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption permitted for financial statements that have not been previously issued. We will adopt this guidance upon our initial incurrence of debt.
In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which applies to inventory that is measured using first-in, first-out (“FIFO”) or average cost. Under the updated guidance, an entity should measure inventory that is within scope at the lower of cost and net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, last-out (“LIFO”). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The LongHorn San Antonio Business is currently evaluating the impact of adopting this guidance.
In August 2015, the FASB issued ASU No. 2015-15, “Interest – Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements; Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting.” This update adds SEC paragraphs regarding the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements and allow for deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit facility, regardless of whether there are any outstanding borrowings on the line-of-credit facility. We will adopt this guidance upon our initial incurrence of debt.

BUSINESS AND PROPERTIES
Overview
On June 23, 2015, Darden announced its plan to separate its business into two separate and independent publicly traded companies:

•	Darden, which will continue to operate a wide range of restaurant and dining options at various price points through its existing operations; and

•
Four Corners, which will own, acquire and lease properties, on a triple-net basis, for use in the restaurant industry and potentially other industries, as well as operate the LongHorn San Antonio Business.

Darden will accomplish the separation by effecting an internal restructuring resulting in the contribution to Four Corners of the equity of entities that hold the Four Corners Properties, the LongHorn San Antonio Business and $36.1 million in cash in exchange for all of Four Corners’ common stock, and then distributing all of the outstanding shares of Four Corners common stock to its shareholders in a pro rata distribution. In connection with the separation, $351.1 million in cash funded from the proceeds of our term loan borrowings will be transferred to Darden. Darden will use the cash it receives from Four Corners and the proceeds Darden receives from other, unrelated sale-leaseback transactions that have occurred prior to the Spin-Off, to retire approximately $1 billion of its current outstanding debt.
At the completion of the Spin-Off, we will hold the Four Corners Properties and we will operate the LongHorn San Antonio Business. The Four Corners Properties will be leased to one or more of Darden’s operating subsidiaries on a triple-net basis, meaning that the tenant will be primarily responsible for the costs related to the Four Corners Properties (including property taxes, insurance, common area maintenance charges and maintenance and repair costs) pursuant to the Leases. Darden Restaurants, Inc. will enter into Guaranties, pursuant to which it will guaranty the obligations of the tenants under substantially all of the Leases entered into in respect of the Four Corners Properties. We will be responsible for the costs related to the properties associated with the LongHorn San Antonio Business.
We will own all of our properties, and conduct all of our operations through Four Corners OP, the initial limited partner of which will be Four Corners, and the general partner of which will be Four Corners GP.
Following the Spin-Off, we will be an independent, publicly traded, self-administered company, which, upon the effective date of its election and qualification, will become a REIT for U.S. federal income tax purposes primarily engaged in the ownership, acquisition and leasing of restaurant properties. We intend to elect and qualify to be subject to tax as a REIT effective January 1, 2016. We expect to diversify our real estate portfolio through growth beyond the Four Corners Properties acquired from Darden by pursuing opportunities to acquire additional properties. Over time, we may further diversify our portfolio to include properties outside the restaurant industry, which we will lease to third parties.

Four Corners Properties Summary
Below is a summary of the Four Corners Properties transferred to us by Darden in connection with the Spin-Off:

	Number of Four Corners Properties	Total Square Feet (000)	Annual Cash Base Rent ($000s)	Percentage of Total Annualized Base Rent	Average Rent Per Square Foot ($)	Average Lease Expiration Date[1]	Average Lease Expiration Date (Assuming No Renewals)[2]	Number of Renewal Periods[3]
By Region
West[4]	40	344	$10,752	11.4%	$31	March 2054	August 2030	Typically 5
Northeast[5]	41	320	$9,468	10.0%	$30	February 2052	September 2030	Typically 5
Southeast[6]	161	1,192	$36,372	38.5%	$31	June 2055	June 2030	Typically 5
Midwest[7]	115	921	$23,292	24.7%	$25	August 2055	August 2030	Typically 5
South[8]	61	510	$14,505	15.4%	$28	April 2055	April 2030	Typically 5
Total[9]	418	3,287	$94,389	100.0%	$29

By Brand
Olive Garden	300	2,565	$70,144	74.3%	$27	May 2055	November 2030	Typically 5
Longhorn Steakhouse	104	579	$18,757	19.9%	$32	March 2054	October 2029	Typically 5
Bahama Breeze	11	116	$4,471	4.8%	$39	December 2053	December 2028	Typically 5
Seasons 52	2	18	$699	0.7%	$39	May 2055	May 2030	Typically 5
Wildfish	1	9	$318	0.3%	$35	November 2054	November 2028	Typically 5
Total[8]	418	3,287	$94,389	100.0%	$29
Notes:
1 Average Lease Expiration Date is defined as the average ending date of the Lease if all available renewals are exercised.
2 Average Lease Expiration Date (Assuming No Renewals) is defined as the average ending date of the Lease if there is no renewal of the initial term of the Lease.
3 The renewal periods available for each Lease consists generally of five five-year options; however, the number and duration of the renewal terms for any given Four Corners Property may vary based on the initial term of the relevant Lease and other factors.
4 Region comprised of the following states: Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington and Wyoming.
5 Region comprised of the following states and territory: Vermont, Rhode Island, Pennsylvania, New York, New Jersey, New Hampshire, Massachusetts, Maryland, Maine, District of Columbia, Delaware and Connecticut.
6 Region comprised of the following states: Alabama, Florida, Georgia, Kentucky, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia.

7 Region comprised of the following states: Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Ohio, Nebraska, North Dakota, South Dakota and Wisconsin.
8 Region comprised of the following states: Arkansas, Louisiana, Oklahoma and Texas.
9 Total does not include the six owned properties that comprise the LongHorn San Antonio Business, three of which will be properties that we will own and lease to Kerrow and three of which will be owned by Kerrow, subject to ground leases.
The LongHorn San Antonio Business
We will operate the LongHorn San Antonio Business through a TRS. The TRS, Kerrow, a Texas limited liability company, will be our indirect wholly-owned subsidiary. Kerrow will operate six LongHorn Steakhouse restaurants in the San Antonio, Texas area pursuant to the Franchise Agreements with Darden. LongHorn Steakhouse is a leader in the full service dining steakhouse category with an atmosphere reminiscent of the American West. The LongHorn Steakhouse restaurants feature a variety of top quality menu items including signature fresh steaks and chicken, as well as salmon, shrimp, ribs, pork chops, burgers and prime rib. The LongHorn San Antonio Business generated approximately $17.7 million of revenue during fiscal year 2014.
Over time, we believe that the operating expertise we acquire by managing the LongHorn San Antonio Business through Kerrow will leave us well equipped to analyze other restaurant properties that could serve as real estate expansion opportunities for our property portfolio. Additionally, we believe this operating experience may serve as an asset with respect to tenant attraction and retention as we expect we will be able to illustrate to potential restaurant tenants that we have a unique understanding of their business, and have that understanding without holding a large, competing restaurant business. In the future, we will likely acquire real estate that relies on franchise operations to support rent. Our operating experience will put us in the unique position to consider continuing to operate a restaurant in the unusual event of a tenant default.
Our Competitive Advantages
We believe that we have significant competitive advantages that support our core business of owning and leasing restaurant and retail properties.
Leading Nationwide REIT Focused on Restaurant Four Corners Properties
When the Spin-Off is complete, we will be able to enhance our focus on the ownership of properties used in the restaurant industry and tailor our business strategy to address the needs of restaurant operators. We believe our scale, national reach, restaurant operations experience, and efficient lease structuring will help us achieve operational efficiencies and support future growth opportunities. In contrast to the majority of existing net-lease REITs, that are diversified by retail industry and property type, we believe that our focus and expertise in the restaurant space will provide a distinct advantage.
Large Addressable Market Potential in US Food Service Industry
As a whole, the restaurant industry has been able to achieve healthy same-restaurant and restaurant-count growth recently. According to Nation’s Restaurant News 2015 Top 100, the top 100 restaurant chains (the “Top 100”) achieved aggregate sales of more than $230 billion in 2014, an increase of 4.6% over 2013. While improving same-restaurant sales support the credit worthiness of restaurant companies and stand-alone restaurants, we believe the net additions of nearly 4,000 restaurants by the top 100 restaurant chains, an increase in the restaurant count of 2.1%, has driven the demand for external investment in restaurant real estate. By virtue of its large scale, we believe that the U.S. restaurant industry offers a sizable pool of attractive property acquisition targets across different types of restaurant properties, including quick service, take-out, casual dining, fast casual, and fine dining, to enable diversified growth for Four Corners. Furthermore, continuing strong unit growth trends could create opportunities for us to partner with both restaurant companies and franchisees.
According to Nation’s Restaurant News 2015 Top 100, franchisees operate over 80% of the Top 100’s new restaurants opened in 2014 and over 75% of the Top 100’s aggregate units, which include more than 144,000 restaurants as restaurant companies migrate increasingly to an “asset light” strategy. As restaurant companies implement “asset light” strategies, external capital is required from franchisees and landlords to finance individual restaurant operations and real estate, respectively. Franchisees, which often lease the restaurants that they operate, are potential future partners for us.
Furthermore, implementation of an “asset light” strategy by restaurant companies can provide landlords like us an opportunity to enter into sale-leaseback transactions with the parent company of corporate-operated restaurants for their existing properties and to finance future restaurant development by these restaurant companies. These properties, which would be leased directly by the corporate restaurant, can provide greater credit support than those leased to smaller entities, including many franchisees. In addition, we believe that a number of these corporate-operated restaurants would be more willing to enter into sale-leaseback transactions with an unrelated party like us that would not be perceived to be a competitor.
We also believe there may be other attractive opportunities for growth outside the traditional restaurant sector. This may include one or more of the following: food service distribution facilities, cold storage facilities, retail properties and other triple-net leased real estate.
Uniquely Positioned to Capitalize on Expansion Opportunities
We believe there is a large market opportunity to acquire additional restaurant properties. We believe that a number of restaurant operators would like the opportunity to monetize their real estate holdings while continuing to operate their existing core businesses. We believe that a number of restaurant operators would be willing to enter into transactions designed to monetize their real estate assets through sale-leaseback transactions with an unrelated party not perceived to be a competitor, such as us. These restaurant operators could use the proceeds from the sale of their real estate assets for several different business purposes, including (i) managing and deleveraging their balance sheet, (ii) reinvestment in existing operations, or (iii) for new business initiatives including opening new locations or pursuing acquisitions. Sale-leaseback transactions can provide an attractive opportunity for both mature operators as well as fast-growing businesses repatriate capital into more attractive opportunities. We may also provide such restaurant and retail operators with expansion opportunities that they may not otherwise be in a position to pursue by providing them with capital to expand and enhance their operations at rates that provide both an attractive risk-adjusted return to us, and are more attractive than such restaurant may be able to receive through traditional debt financing arrangements. As such, we believe there are numerous growth opportunities for us to evaluate and potentially pursue following the Spin-Off.
Geographically Diverse Asset Portfolio
The Four Corners Properties are located in 44 different states across the continental United States. The properties in any one state do not account for more than 11% of the restaurant properties that we own and no more than 14% of our total rental revenue. We believe this geographic diversification will limit the effect of changes in any one market on our overall performance.
Diversity in Tenant Product Offerings
Darden, which will initially be the sole lessee of the Four Corners Properties, operates multiple restaurant concepts, offering various types of cuisines at multiple price-points. The following table shows the approximate average cost per person of a meal at each of the five Darden brands that will be represented among the Four Corners Properties we will lease to Darden and/or one or more of Darden’s operating subsidiaries:

Brand	Restaurants Owned	Approximate Average Cost Per Person ($)
Olive Garden	300	17.00
Longhorn Steakhouse	104	20.00
Bahama Breeze	11	26.00
Seasons 52	2	45.00
Wildfish Seafood Grille	1	85.00

As the Four Corners Properties we will lease to Darden and/or one or more of Darden’s operating subsidiaries will include restaurants from five of Darden’s nationally-recognized brands, we believe that we will benefit from Darden’s diverse product offerings, and particularly so to the extent we are able to reduce our concentration of Olive Garden properties through exchanges with Darden for properties of its other brands over time.
Financially Secure Tenant
Immediately following the Spin-Off, Darden will be our only tenant. Darden owns and operates seven nationally recognized brands, including Olive Garden, LongHorn Steakhouse and The Capital Grille. Following the Spin-Off, Darden will continue to operate its nationally recognized portfolio of restaurant brands both on the Four Corners Properties leased from Four Corners under the Leases and on other properties not included in the Spin-Off. Darden will retain ownership of (or a leasehold interest in) certain properties in order to achieve a transaction size for the Spin-Off that in its determination is optimal in terms of assets transferred, debt extinguishment and providing Darden opportunities and flexibility to potentially engage in future real estate transactions. For its fiscal year ended May 31, 2015, Darden generated revenue of approximately $6.7 billion and net cash from operations of $874.3 million. Darden’s liquidity position, leverage position and ability to generate significant free cash flow should provide it with the ability to pay the annual lease obligations to us for the foreseeable future. We anticipate the impact of the Spin-Off to be credit neutral to credit positive to Darden. Additionally, Darden is publicly traded and is subject to SEC reporting requirements, which provide ongoing transparency regarding its operating and financial performance. For further information, refer to the investor relations section of www.darden.com.
Long-Term, Triple-Net Lease Structure
At the completion of the Spin-Off, all of the Four Corners Properties will be leased to one or more of Darden’s operating subsidiaries under the Leases on a triple-net lease basis with an average initial term of approximately fifteen years, thereby providing a long-term, stable income stream. Under the Leases, the tenant is responsible for maintaining the Four Corners Properties in accordance with prudent industry practice and in compliance with all federal and state standards. The maintenance responsibilities include, among others, maintaining the building, building systems and improvements. In addition to maintenance requirements, the tenant will also be responsible for insurance required to be carried under the Leases, taxes levied on or with respect to the Four Corners Properties, payment of common area maintenance charges and all utilities and other services necessary or appropriate for the Four Corners Properties and the business conducted on the Four Corners Properties. At the option of the tenant, the Leases will generally allow extensions for a certain number of five-year renewal terms beyond the initial term and the tenant can elect which of the Four Corners Properties then subject to the Leases to renew. The number and duration of the renewal terms for any given Four Corners Property may vary, however, based on the initial term of the relevant Lease and other factors.
Our Business Strategy
Our primary goal is to create long-term shareholder value by executing our investment objectives to maximize the value of our assets, acquire assets with embedded upside, and provide attractive quarterly cash dividends. To achieve this goal, we intend to own the Four Corners Properties and collect rents under the Leases, as well as pursue a business strategy focused on opportunistic acquisitions and asset and tenant diversification. We do not currently have a fixed schedule of the number of acquisitions we intend to make over a particular time period, but, rather, we intend to pursue those acquisitions that meet our investing and financing objectives where we can earn a return above our weighted-average cost of capital adjusted to contemplate counterparty risk.
The key components of our business strategy, beyond our triple-net leases with Darden, include:

•
Acquire Additional Restaurant Four Corners Properties: Initially, we expect to focus on growing and diversifying our property portfolio by acquiring restaurant properties. These transactions may take many forms including triple-net sale-leaseback transactions with restaurant operators, acquisitions in the 1031 exchange market or acquisitions of portfolios of properties from other REITs. We will employ a disciplined, opportunistic acquisition strategy and price transactions appropriately based on, among other things, the mix of assets acquired, length and terms of the lease, growth opportunities and credit worthiness of the initial tenant. Over time, we anticipate acquiring additional real estate assets and portfolios outside of the sale-leaseback context, which we may also lease to tenants on a triple-net basis or monetize through other strategies.

•
Fund Strategic Capital Improvements for Existing Tenant and Future Tenants: Initially, Darden will constitute our entire tenant base. We intend to support the growth initiatives of Darden, and any future tenant operators, by providing capital to them for a variety of purposes, including capacity augmentation projects. We expect to structure these investments under terms that we deem to be economically attractive to our shareholders, either as lease amendments that produce additional rents or as loans that are repaid by operators during the applicable lease term.

•
Releasing properties: Over time we will face a retenanting risk and opportunity. If Darden or other future tenants elect to cease operations at any of our properties, we will be faced with finding a replacement tenant at the end of the lease term. We plan to use leasing expertise and relationships developed through our national operations to replace tenants under any expiring leases. This will present us with the opportunity to reset leases to market rents upon the releasing of properties.

•
Develop New Tenant Relationships: Our focus in the restaurant industry will allow us to cultivate new relationships with potential tenants and restaurant operators in order to expand the mix of tenants operating our Four Corners Properties and, in doing so, we believe will allow us to reduce our concentration with Darden. We expect that this objective will be achieved over time as part of our overall long-term growth strategy to acquire newly developed restaurant properties and other real property either within or potentially outside of the restaurant industry on a triple-net lease basis to further diversify our overall portfolio.

•
Acquire Complementary Real Property Assets: Over time, we believe we have the potential to diversify our asset portfolio further by investing in complementary real property assets. As we enhance our scale through mergers and acquisitions and asset and tenant diversification, we have the potential to consider investing in other real estate classes that are similar to the restaurant property industry, such as the retail industry. If we pursue acquisition opportunities in other real estate classes, we would anticipate these investments will be triple-net leases, consistent with our current business.

•
Maintain Balance Sheet Strength and Liquidity: We intend to seek to maintain a capital structure that provides the resources and financial flexibility to support the growth of our business. At the completion of the Spin-Off, we anticipate having approximately $424.5 million in total liquidity, consisting of cash and cash equivalents and available borrowings under our revolving credit facility. Through disciplined capital spending and working capital management, we intend to maximize our cash flows and maintain our strong balance sheet.

•
Operate the LongHorn San Antonio Business: We will operate the LongHorn San Antonio Business through our TRS. Although we intend to derive the majority of our revenue from leasing properties on a triple-net basis to restaurant and retail operators, the LongHorn San Antonio Business will provide us with a diversified revenue stream and equip us with the expertise to better analyze other restaurant properties that could serve as expansion opportunities. Additionally, we will be better positioned should we ever need to evict a tenant and operate the location for a period of time.

Investment and Financing Policies
Our investment objectives will be to increase cash flow, provide quarterly cash dividends, maximize the value of our assets and acquire assets with cash flow growth potential. Initially, we intend to invest primarily in restaurant properties. Over time, we believe we have the potential to diversify into other property types and into segments of the restaurant industry as well as to diversify to industries beyond the restaurant industry. See “Policies With Respect to Certain Activities and Transactions.”
We expect that future investments in properties, including any improvements or renovations of currently owned or newly-acquired restaurant properties, will be financed, in whole or in part, with cash flow from our operations, borrowings under our revolving credit facility, or the proceeds from issuances of common stock, preferred stock, debt or other securities. At the completion of the Spin-Off, all of the Four Corners Properties will be exclusively leased to Darden pursuant to the Leases. As we acquire additional properties we expect to enter into triple-net leases with other third parties. Our investment and financing policies and objectives are subject to change periodically at the discretion of our board of directors without a vote of shareholders.
Flexible UPREIT Structure
We intend to operate in what is commonly referred to as an UPREIT structure, in which substantially all of our properties and assets will be held through Four Corners OP. Four Corners OP will be managed by Four Corners GP, the sole general partner of Four Corners OP, which accordingly will control the management and decisions of Four Corners OP. Conducting business through Four Corners OP allows us flexibility in the manner in which we structure and acquire properties. In particular, an UPREIT structure enables us to acquire additional properties from sellers in exchange for limited partnership units in Four Corners OP. As a result, this structure potentially may facilitate our acquisition of assets in a more efficient manner and may allow us to acquire assets that the owner would otherwise be unwilling to sell to us.
Leases with Darden
At the completion of the Spin-Off, the Four Corners Properties will be leased to one or more of Darden’s operating subsidiaries pursuant to the Leases, which will be triple-net leases. The Leases will provide for an average initial term of approximately fifteen years, with no purchase options provided that Darden will have a right of first offer with respect to our sale of any Property and we will be prohibited from selling any Properties to (i) any nationally recognized casual or fine dining brand restaurant or entity operating the same or (ii) any other regionally recognized casual or fine dining brand restaurant or entity operating the same, with 25 or more units. At the option of the tenant, the Leases will generally allow extensions for a certain number of renewal terms of five years each beyond the initial term and the tenant can elect which of the Four Corners Properties then subject to the Leases to renew. The number and duration of the renewal terms for any given Four Corners Property may vary, however, based on the initial term of the relevant Lease and other factors. The rent will be a stated amount that will be initially set near the time of the Spin-Off. We currently anticipate that the initial estimated annual cash rent under the Leases will be approximately $94.4 million during the first year of the Leases. Commencing with the second year of the Leases and continuing for the initial term, under the Leases, the rent is subject to annual escalation of 1.5%, as well as, in most of the leases, a fair market value adjustment at the start of one of the renewal options. Darden Restaurants, Inc. will enter into Guaranties, pursuant to which it will guaranty the obligations of the tenants under substantially all of the Leases entered into in respect of the Four Corners Properties.
Because we will lease the Four Corners Properties to one or more of Darden’s operating subsidiaries under the Leases, Darden will initially be the source of a substantial majority of our revenues, and the tenant’s financial condition and ability and willingness to satisfy its obligations under the Leases and its willingness to renew the Leases upon expiration of the initial base term thereof will significantly impact our revenues and our ability to service our indebtedness and to make distributions to our shareholders. There can be no assurance that the tenant will have sufficient assets, income and access to financing to enable them to satisfy its obligations under the Leases, and any inability or unwillingness on its part to do so would have a material adverse effect on our business, financial condition, results of operations and liquidity, on our ability to service our indebtedness and other obligations and on our ability to pay dividends to our shareholders, as required for us to qualify, and maintain our status, as a REIT. We also cannot assure you that the tenant will elect to renew the lease arrangements with us upon expiration of the initial base terms or any renewal terms thereof or, if such leases are not renewed, that we can remarket the affected properties on the same or better terms. See “Risk Factors—Risks Related to Our Business—We will be dependent on Darden to make payments to us under the Leases and provide services to us under the Transition Services Agreement and an event that materially and adversely affects Darden’s business, financial position or results of operations could materially and adversely affect our business, financial position or results of operations.”

The following table provides a summary of some of the notable terms of the Leases:

• Number of Leases:	418 (3 additional owned properties will be leased to our TRS and 3 additional properties will be owned by our TRS subject to ground leases)
• Average Initial Term:	Approximately fifteen years
• Duration of Darden Renewal Option:	Typically five years; however, the number and duration of renewal options may vary by property based on the initial term of the relevant Lease and other factors
• Average Initial Annual Rent Amount:	$226 thousand
• Annual Rent Escalation:	1.5% during the initial term
• Guaranties:
Darden Restaurants, Inc. will enter into Guaranties, pursuant to which it will guaranty the obligations of the tenants under substantially all of the Leases entered into in respect of the Four Corners Properties

The above table is not intended to be a complete summary of the terms of the Leases and is not a substitute for carefully reviewing the Form of Lease appended to our registration statement on Form 10 of which this information statement is a part as Exhibit 10.1.
Employees
Following the Spin-Off, we expect to employ approximately 350 employees (including our executive officers), none of whom is expected to be subject to a collective bargaining agreement. None of our employees will continue to be employees of Darden or any of its subsidiaries. For additional information about our relationship with our employees, see “Our relationship with Darden Following the Spin-Off—Transition Services Agreement” and “—Employee Matters Agreement.”
Competition
We will compete for restaurant properties and other real property investments with other REITs, investment companies, private equity, hedge fund investors, sovereign funds and restaurant operating companies. Some of our future competitors are significantly larger and have greater financial resources and lower costs of capital than we will have. However, we believe that the Spin-Off will position us to identify and successfully capitalize on acquisition opportunities that meet our specific investment objectives.
The restaurant industry is characterized by a high degree of competition among a large number of participants. Competition is intense between national and regional restaurant chains and locally-owned restaurants in most of the markets where our properties are located. As competing properties are constructed, the lease rates we assess for our properties may be negatively impacted upon renewal or new tenant pricing events.
Government Regulation, Licensing and Enforcement
As operators of restaurants, Darden and any future tenants that operate restaurants on our properties are typically subject to extensive and sometimes complex federal, state and local laws and regulations. The restaurant industry is subject to extensive federal, state, local and international laws and regulations. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to building, zoning, land use, environmental, traffic and other regulations and requirements. Darden and other restaurant operators are subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards and the sale of alcoholic beverages. Additionally, Darden and other restaurant operators are subject to, among many others, laws and regulations relating to the preparation and sale of food, including regulations regarding product safety, nutritional content and menu labeling, federal and state laws governing minimum wages, unionization and other labor issues which include requirements concerning overtime, paid or family leave, tip credits, working conditions and safety standards.
Environmental Matters
We will be subject to federal and state environmental regulations, but we do not anticipate that these rules will have a material effect on our operations. We are not aware of any outstanding material environmental conditions at any of the properties that Darden will transfer to us in connection with the Spin-Off. Consequently, we do not anticipate making any material environmental control or compliance expenditures at this time.
REIT Qualification
We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes commencing with our taxable year beginning January 1, 2016. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels to our shareholders and the concentration of ownership of our shares. We believe that, commencing with our taxable year beginning January 1, 2016, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to satisfy the requirements for qualification and taxation as a REIT.
Legal Proceedings
It is expected that, pursuant to the Separation and Distribution Agreement, any liability arising from or relating to legal proceedings involving the Four Corners Properties and the LongHorn San Antonio Business to be owned by us will be assumed by us and that we will indemnify Darden (and its directors, officers, employees and agents and certain other related parties) against any losses arising from or relating to such legal proceedings. In addition, pursuant to the Separation and Distribution Agreement, Darden has agreed to indemnify us (including our subsidiaries, directors, officers, employees, agents and certain other related parties) for any liability arising from or relating to legal proceedings involving Darden’s operating business (excluding the Four Corners Properties) prior to the Spin-Off and its retained properties, and, pursuant to the Leases, Darden will agree to indemnify us for, among other things, any use, misuse, maintenance or repair by Darden with respect to the Four Corners Properties after the Spin-Off. Darden is currently a party to various legal actions and administrative proceedings, including various claims arising in the ordinary course of its operating business, which will be subject to the indemnities to be provided by Darden to us. While these actions and proceedings are not believed to be material, individually or in the aggregate, the ultimate outcome of these matters cannot be predicted. The resolution of any such legal proceedings, either individually or in the aggregate, could have a material adverse effect on Darden’s business, financial position or results of operations, which, in turn, could have a material adverse effect on our business, financial position or results of operations if Darden is unable to meet its indemnification obligations.
Insurance
We will require in our leases, including the Leases, that our tenants maintain all customary lines of insurance on our properties and their operations. The tenants under the Leases may have the ability to self-insure or use a captive provider with respect to its insurance obligations. We anticipate that the amount and scope of insurance coverage provided by our policies and the policies maintained by our tenants will be customary for similarly situated companies in our industry. However, we cannot assure you that Darden or any other tenants in the future will maintain the required insurance coverages, and the failure by any of them to do so could have a material adverse effect on us. We also cannot assure you that we will continue to require the same levels of insurance coverage under our leases, including the Leases, that such insurance will be available at a reasonable cost in the future or that the insurance coverage provided will fully cover all losses on our properties upon the occurrence of a catastrophic event, nor can we assure you of the future financial viability of the insurers.

MANAGEMENT
Directors
Set forth below is certain biographical information and ages of those persons who are expected to be appointed to our board of directors prior to the completion of the Spin-Off. Mr. Lenehan has been appointed as a director by a resolution of our sole stockholder. In addition, a resolution to appoint the remaining directors listed below to our board will be passed by our board of directors prior to effectiveness of our registration statement, with such appointments to take effect at or prior to the consummation of the Spin-Off. Each director will hold office until his or her successor is duly elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal.
Our charter that will become effective contemporaneously with the Spin-Off will provide that our board of directors shall consist of not less than one and not more than fifteen directors as the board of directors may from time to time determine. We expect that our board of directors will initially consist of five directors. Each director will be elected for a one-year term of office.
Upon completion of the Spin-Off, we expect to have five directors, four of whom (comprising all the directors set forth below other than Mr. Lenehan) we believe will be determined to be independent, as defined under the NYSE listing requirements.Upon completion of the Spin-Off, we expect the chairman of the board of directors to be Mr. Moody.
Our charter will not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock will be able to elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors.

Name	Age	Position
William H. Lenehan	39	President and Chief Executive Officer
John Moody	66	Chairman of the Board of Directors
Douglas B. Hansen, Jr.	57	Director
Marran H. Ogilvie	47	Director
Paul E. Szurek	55	Director
William H. Lenehan, age 39, is the President and Chief Executive Officer of Four Corners and joined Four Corners’ board in 2015. Mr. Lenehan is a real estate industry professional with significant experience in net leased properties and public company corporate governance matters. Mr. Lenehan joined Darden’s board in October 2014. From June 2012 until its sale in late 2014, Mr. Lenehan served as a special advisor to the board of directors of EVOQ Properties, Inc., the owner of a substantial portfolio of development assets in downtown Los Angeles, California. Previously, Mr. Lenehan was the Interim Chief Executive Officer of MI Developments, Inc., a real estate operating company with a global net lease portfolio, from June 2011 to December 2011. From August 2001 to February 2011, Mr. Lenehan was an investment professional at Farallon Capital Management, LLC, a global institutional asset management firm. Mr. Lenehan has served as a director of Gramercy Property Trust Inc., a commercial real estate investment company focused on acquiring and managing net leased office and industrial assets, since January 2012. From May 2012 until May 2015, Mr. Lenehan served on the board of directors of Stratus Properties Inc., a real estate development company.
Mr. Lenehan’s qualifications for election to the board of directors of Four Corners include his extensive executive experience in the real estate industry and his leadership, corporate governance and risk management abilities gained through his experience described above.
John Moody, age 66, is the Chairman of the board of directors of Four Corners and joined Four Corners’ board in 2015. Mr. Moody has been an Independent Director of Potlatch Corporation since September 2006 and currently serves as Lead Independent Director. Since 2010, he has served as President of Parkside Capital, LLC in Houston, which is the General Partner and Manager of Parkside Capital Land Fund, LTD. From 2007 through 2009, Mr. Moody served as President of Proterra Management LLC in Houston, which is the General Partner and Manager of Proterra Realty Fund, LTD. From 2004 through

2005, Mr. Moody served as President and Chief Executive Officer of HRO Asset Management, LLC. From 2001 to 2004, he was President of Marsh & McLennan Real Estate Advisors, Inc. He has also served as a Director of Huron Consulting Group since 2005, and Hines Global REIT, Inc., a commercial real estate REIT since 2009. From 2000 to 2005, Mr. Moody served on the board of directors of Equity Office Properties Trust, and from 2004 to 2006, he served on the board of directors of CRIIMI MAE, Inc., both of which were publicly traded REITs. Mr. Moody graduated from Stanford University with a Bachelor’s degree and received his Juris Doctorate with honors from the University of Texas.
Mr. Moody’s qualifications for election to the board of directors of Four Corners include his extensive experience as a director and executive in a number of companies in the real estate industry, including his experience in relation to corporate governance, executive compensation and risk management.
Douglas B. Hansen,Jr., age 57, is a Director of Four Corners and joined Four Corners’ board in 2015. Mr. Hansen is expected to be the chair of our investment committee. Since 2011, Mr. Hansen has served as CEO of Altria Properties, LLC, a commercial real estate brokerage company. Since 2009, Mr. Hansen has served as President of Resonant Capital, Inc., a business services company. Mr. Hansen is a Founder of Redwood Trust, Inc., and served as Redwood’s President from 1994 through 2008. He retired from his position as President of Redwood Trust, Inc. at the end of 2008. Mr. Hansen currently serves as Vice Chairman of the board of directors of Redwood Trust, Inc. and has been a director of Redwood Trust, Inc. since 1994. From 1990 through 1997, he was a Principal with GB Capital. Mr. Hansen holds a Bachelor’s degree in Economics from Harvard College and a Master of Business Administration degree from Harvard Business School.
Mr. Hansen’s qualifications for election to the board of directors of Four Corners include his extensive experience as a director and executive in a number of companies in the real estate industry, including his experience in relation to corporate governance, executive compensation and risk management.
Marran H. Ogilvie, age 47, is a Director of Four Corners and joined Four Corners’ board in 2015. Ms. Ogilvie is expected to be the chair of our nominating and governance committee. Ms. Ogilvie has served as an Advisor to the Creditors Committee for the Lehman Brothers International (Europe) Administration since 2008, as a Director of LSB Industries, Inc., a manufacturing company, since 2015, as a Director of Seventy Seven Energy Inc., an oil field services company, since 2014, as a Director of Zais Financial Corporation, a real estate investment trust, since 2013 and as a Director for the Korea Fund, an investment company, since 2012. Ms. Ogilvie served as a Director for Southwest Bancorp, a regional commercial bank from January 2012 to April 2015. Prior to that, Ms. Ogilvie was a member of Ramius, LLC, an alternative investment management firm, where she served in various capacities from 1994 to 2009 before the firm’s merger with Cowen Group, including as Chief Operating Officer from 2007 to 2009 and General Counsel from 1997 to 2007. Following the merger, Ms. Ogilvie became Chief of Staff at Cowen Group, Inc. until 2010. Ms. Ogilvie received a Bachelor’s degree from the University of Oklahoma and a Juris Doctorate from St. John’s University.
Ms. Ogilvie’s qualifications for election to the board of directors of Four Corners include her extensive experience as a director and executive in a number of companies in a variety of industries, including her experience in relation to corporate governance, executive compensation, risk management and investment analysis.
Paul E. Szurek, age 55, is a Director of Four Corners and joined Four Corners’ board in 2015. Mr. Szurek is expected to be the chair of our audit committee. Mr. Szurek has served as a Director of CoreSite Realty Corporation, a real estate investment trust, since September 2010, serving as Lead Independent Director, Chair of the Nominating and Corporate Governance Committee, and member of the Audit Committee. He has served as Chief Financial Officer of Biltmore Farms, LLC since February 2003, prior to which he was a consultant to Biltmore Farms, LLC from December 1, 2002. Prior to joining Biltmore, Mr. Szurek served as Chief Financial Officer of Security Capital Group Incorporated. He has previously served as Director to two publicly-traded real estate companies, Regency Centers from 1996 to 1997 and Security Capital US Realty from 1995 to 1997. Mr. Szurek is currently a Director of the Charlotte, North Carolina branch of the Federal Reserve Bank of Richmond. He received a Juris Doctorate from Harvard Law School and a Bachelor’s degree in Government from the University of Texas at Austin.

Mr. Szurek’s qualifications for election to the board of directors of Four Corners include his extensive experience as a director and executive in a number of companies in the real estate industry, including his experience in relation to public REIT corporate governance, financial and accounting matters, executive compensation and risk management.
Executive Officers
The table below shows the names and ages for individuals who currently serve as our executive officers and the positions they hold. In addition, the table also includes James L. Brat, who has been appointed to serve as General Counsel of Four Corners commencing at the Spin-Off.

Name	Age	Position
William H. Lenehan	39	President and Chief Executive Officer
Gerald R. Morgan	52	Chief Financial Officer
James L. Brat	45	General Counsel
Mr. Lenehan’s biography is included above under “—Directors.”
Gerald R. Morgan, age 52, is the Chief Financial Officer of Four Corners. Before joining Four Corners, from 2012 to 2015, Mr. Morgan was a Managing Director of Amstar Advisers, a private real estate investment manager that acquires, manages and develops industrial, office, multifamily and retail properties in select U.S. and international markets and served on Amstar’s Executive and Investment Committees. From 2010 to 2011, Mr. Morgan was the Managing Director of Financial Strategy and Planning for Prologis, a global industrial REIT, where he was involved in the company’s capital markets and M&A activities. Prior to Prologis, Mr. Morgan was President and CFO of American Residential Communities. In addition, Mr. Morgan has served as a senior officer with Archstone, which was a national public apartment REIT before it was sold, and as the CFO of Francisco Partners, a technology-focused private equity fund. Mr. Morgan obtained a B.S. in Mechanical Engineering and a Master of Business Administration degree from Stanford University.
James L. Brat, age 45, is the General Counsel of Four Corners. Before joining Four Corners, Mr. Brat was a partner in the real estate department at the law firm of Pircher, Nichols & Meeks where he has practiced since 1998. Mr. Brat received his B.A. in German from Macalester College and his Juris Doctorate from UCLA School of Law.
Committees of the Board of Directors
Prior to the Spin-Off, we expect that our board of directors will establish the following committees, each of which will operate under a written charter that will be posted to our website at www.fourcornerspropertytrust.com, which will be operational no later than the date that the Spin-Off is consummated.
Audit Committee
The audit committee will be established in accordance with Rule 10A-3 under the Exchange Act and the NYSE listing requirements. The primary duties of the audit committee will be to, among other things:

•	determine the appointment, compensation, retention, oversight of the work and replacement of our independent registered public accounting firm;

•	review and approve in advance all audit and permitted non-audit engagements and services to be performed by our independent registered public accounting firm;

•	evaluate our independent registered public accounting firm’s qualifications, independence and performance;

•	review and discuss with our independent registered public accounting firm their audit plan, including the budget and scope of audit activities;

•	review our combined financial statements, including the Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for inclusion in our annual report;

•
review with management and our independent auditors, material changes in our selection or application of accounting principles, the potential financial statement impact of recently enacted material regulatory or accounting principle rules;

•	discuss with management our policy for earnings press releases;

•	review our critical accounting policies and practices;

•	review the adequacy and effectiveness of our accounting and internal control policies and procedures;

•	review with our management all significant deficiencies and material weaknesses in the design and operation of our internal controls;

•	review and approve the Internal Audit department’s budget and internal audit plan;

•	develop and recommend to our board a policy on approval of related party transactions, and review and approve any related party transactions;

•
establish procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	prepare the reports required by the rules of the SEC to be included in our annual proxy statement; and

•	discuss with our management and our independent registered public accounting firm the results of our annual audit and the review of our quarterly combined financial statements.
The audit committee will provide an avenue of communication among management, the independent registered public accounting firm, the corporate auditors and the board of directors.
The audit committee will be comprised of at least a majority of members that meet the independence requirements set forth by the SEC, in the NYSE listing requirements and the audit committee charter. Each member of the audit committee will be financially literate in accordance with the NYSE listing requirements. We expect the chair of the audit committee to be Mr. Szurek. The remaining members of the audit committee will be determined prior to consummation of the Spin-Off.
Nominating and Governance Committee
The primary responsibilities of the nominating and governance committee will be to, among other things:

•
assist in identifying and evaluating individuals qualified to become members of our board of directors, consistent with skills and characteristics identified by our board of directors and the nominating and governance committee;

•	recommend to our board of directors individuals qualified to serve as directors;

•	make an annual report to our board on succession planning should the President and Chief Executive Officer unexpectedly die, become disabled or terminate employment;

•	monitor compliance with stock ownership guidelines for the President and Chief Executive Officer, executive officers and directors;

•	recommend to our board of directors certain corporate governance matters and practices; and

•	assist the chairman of the board with an annual evaluation for our board of directors and committees.

The nominating and governance committee will be comprised of at least one member that meets the independence requirements set forth by the SEC and in the NYSE listing requirements and the nominating and governance committee charter. We expect the chair of the nominating and governance committee to be Ms. Ogilvie. The remaining members of the nominating and governance committee will be determined prior to consummation of the Spin-Off.
Compensation Committee
The primary responsibilities of the compensation committee will be to, among other things:

•
annually review, approve and evaluate goals and objectives relevant to the President and Chief Executive Officer compensation and compensation of our other executive officers consistent with our corporate governance principles, and determine and approve the compensation level based on this evaluation and make recommendations to our board of director, as appropriate;

•
review and make recommendations to our board of directors, as appropriate, regarding employment agreements, severance arrangements and plans and change in control arrangements for the President and Chief Executive Officer and executive officers;

•	review the results of any shareholder advisory vote on compensation;

•	oversee the annual review of our compensation policies and practices for all employees;

•	administer, or delegate, as appropriate, our various employee benefit, pension and equity incentive programs;

•
review and discuss with management our compensation discussion and analysis (the “CD&A”) and recommend to our board of directors that the CD&A be included in the annual proxy statement or annual report; and

•	prepare an annual report on executive compensation for inclusion in our proxy statement.
The compensation committee will be comprised of at least one member that meets the independence requirements set forth by the SEC and in the NYSE listing requirements and the compensation committee charter. In the event the members of the compensation committee are not “outside directors” (within the meaning of Section 162(m) of the Code), the committee shall delegate to a subcommittee comprised of outside directors any and all approvals, certifications and administrative and other determinations and actions with respect to compensation intended to satisfy the requirements of the “performance-based compensation” exception to Section 162(m). The independent member of the compensation committee will be appointed to the compensation committee prior to consummation of the Spin-Off.
Other Committees
Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Compensation Committee Interlocks and Insider Participation
None of our directors will have interlocking or other relationships with other boards of directors, compensation committees or our executive officers that would require disclosure under Item 407(e)(4) of Regulation S-K.
Compensation of Directors
The compensation structure for the individuals who will serve as our directors after the Spin-Off has not yet been determined. The terms of our director compensation program will be described in subsequent amendments to this information statement. We expect to adopt director minimum stock ownership guidelines, which will require that independent directors retain 100% of their equity grants received until the total market value of their equity owned equals or exceeds a specified percentage of the director’s annual cash retainer. We expect that any of our executive officers who also serve as directors, however, will not be separately compensated by us for their service as directors. We expect that all members of the board of directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors.

Executive Officer Compensation
Executive Compensation
As discussed above, Four Corners is part of Darden and not an independent company, and its compensation committee has not yet been formed.
William H. Lenehan has been appointed as the President and Chief Executive Officer of Four Corners, Gerald R. Morgan has been appointed as the Chief Financial Officer of Four Corners and James L. Brat has been appointed to become the General Counsel of Four Corners commencing at the Spin-Off. Mr. Brat’s appointment is subject to the completion of the Spin-Off. Mr. Lenehan, Mr. Morgan and Mr. Brat are our “named executive officers”. Any additional individuals expected to be our named executive officers as of the Spin-Off will be identified in subsequent amendments to this information statement. In connection with the Spin-Off, we may need to identify additional Four Corners executive officers. In subsequent filings with the SEC, we will describe the material terms of the compensation arrangements with any additional named executive officers and the material terms of any compensation arrangements with any additional named executive officers.
The compensation policies of Four Corners following the Spin-Off have not yet been determined. A working group comprising certain members of the board of directors of Darden has reviewed the existing policies, programs and practices of Darden, and it is expected that such working group and eventually the Four Corners Compensation Committee will make adjustments to support our strategies and to remain market competitive.
The following table provides certain summary information concerning the compensation paid by Darden for its fiscal year ended May 31, 2015 to our President and Chief Executive Officer. The amounts and forms of compensation reported below reflect amounts paid by Darden for the fiscal year ended May 31, 2015, and are not necessarily indicative of the compensation that our named executive officers will receive following the Spin-Off.
Summary Compensation Table

Name and Principal Position	Year	Salary[1] ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
William H. Lenehan, President and Chief Executive Officer	2015	69,063	—	116,232	35,977	—	—	—	221,272

1    Amounts include all fees earned, including annual retainer fees, board and committee chairperson retainers and board and committee meeting fees paid to Mr. Lenehan in fiscal year 2015 with respect to his service as a member of the Darden board of directors. Annual retainers were payable at the end of each fiscal quarter. The amounts were received by Mr. Lenehan in the form of 1,110 Darden restricted stock units with a market value of $69,026. The number of units delivered is based on the amount of compensation earned divided by the closing price for Darden common stock on the NYSE on the grant date.
2    Amounts in this column represent the grant date fair value of awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation–Stock Compensation (“ASC Topic 718”) for fiscal 2015. The assumptions used in calculating these amounts in accordance with ASC Topic 718 are included in Note 1 (under the heading “Stock-Based Compensation”) to Darden’s audited financial statements included in Darden’s 2015 Annual Report to Shareholders. Mr. Lenehan received an annual Darden restricted stock unit award of 1,615 units on November 11, 2014, with a fair market value of $89,988 based on the closing price of Darden’s common stock ($55.72) on the NYSE on November 11, 2014. Due to his initial election to the Darden board on October 13, 2014, Mr. Lenehan also received an award of 471 restricted stock units of Darden on November 11, 2014, with a fair market value of $26,244 based on the closing price of Darden common stock ($55.72) on the NYSE on November 11, 2014.

3    Amounts in this column represent the grant date fair value of awards computed in accordance with ASC Topic 718 for fiscal 2015. The assumptions used in calculating these amounts in accordance with ASC Topic 718 are included in Note 1 (under the heading “Stock-Based Compensation”) to Darden’s audited financial statements included in Darden’s 2015 Annual Report to Shareholders. Mr. Lenehan received an annual stock option award of 2,149 stock options on November 11, 2014, with a fair market value of $27,851 based on the closing price of Darden common stock ($55.72) on the NYSE on November 11, 2014. Due to his initial election to the Board on October 13, 2014, Mr. Lenehan also received an award of 627 stock options on November 11, 2014, with a fair market value of $8,126 based on the closing price of Darden common stock ($55.72) on the NYSE on November 11, 2014.
4    Mr. Morgan was appointed as our Chief Financial Officer following the end of Darden’s fiscal year ended May 31, 2015, and he served neither Darden nor Four Corners as an executive officer or director during Darden’s fiscal year 2015. Accordingly, no compensation information is available or included for Mr. Morgan.
Outstanding Equity Awards at Fiscal Year-End
The following table provides certain summary information concerning outstanding Darden equity awards held by our named executive officers, as of May 31, 2015. This table will be updated in subsequent amendments to this information statement to the extent necessary when our other named executive officers have been identified.

	Option Awards[1]				Stock Awards[2]
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
William H. Lenehan	0	2,776	55.72	November 11, 2024	3,196	178,081

1     Awards in this column reflect stock options granted by Darden to Mr. Lenehan in fiscal year 2015 with respect to his service as a member of Darden’s board of directors during fiscal year 2015.
2    Awards in this column reflect restricted stock units granted by Darden to Mr. Lenehan in fiscal year 2015 with respect to his service as a member of Darden’s board of directors during fiscal year 2015.
3    Mr. Morgan was appointed as our Chief Financial Officer following the end of Darden’s fiscal year ended May 31, 2015, and was not granted during Darden’s fiscal year 2015, and has not since been granted, any equity awards of Darden or of Four Corners.
Employment Agreements with Named Executive Officers
Agreement with William H. Lenehan
On August 12, 2015, Four Corners entered into an agreement with William H. Lenehan, naming Mr. Lenehan as the Chief Executive Officer of Four Corners, effective August 17, 2015.
In connection with Mr. Lenehan’s appointment as Chief Executive Officer of Four Corners, Mr. Lenehan will initially receive an annual base salary of $475,000. If the Spin-Off qualifies as a tax-free transaction, then provided that Mr. Lenehan remains employed through the date of the Spin-Off, he will receive from Four Corners $650,000 in restricted stock units. Upon the completion of the Spin-Off, Mr. Lenehan will become eligible for an annual incentive target of 100% of his annual base salary paid by Four Corners and a long-term incentive equity award with a target value of $1,250,000, the terms of which will be determined promptly following the Spin-Off. Mr. Lenehan will also be eligible to participate in Darden’s health care and retirement programs until the completion of the Spin-Off.

Upon the completion of the Spin-Off, if Mr. Lenehan’s employment is involuntarily terminated not for cause or voluntarily terminated for good reason by Mr. Lenehan, Mr. Lenehan will be eligible for severance of 18 months of base salary and health care benefits coverage at the same level provided to Mr. Lenehan during the 90 day period prior to his termination.
Upon the completion of the Spin-Off, Mr. Lenehan will be covered under a Four Corners Change in Control (“CIC”) Agreement, which has not yet been adopted but is expected to provide Mr. Lenehan with severance equal to two times his annual base salary and target bonus plus 24 months of health care benefits in the event he experiences a qualifying termination of his employment within a specified period following a CIC (which term will be defined in the CIC Agreement).
In the event that the Spin-Off is terminated, or does not occur prior to March 31, 2016, Darden may terminate Mr. Lenehan’s employment immediately.
Agreement with Gerald R. Morgan
On September 21, 2015, Four Corners entered into an agreement with Gerald R. Morgan, appointing him as its Chief Financial Officer.
In connection with Mr. Morgan’s appointment as Chief Financial Officer, Mr. Morgan will initially receive an annual base salary of $340,000. Upon the completion of the Spin-Off, provided that Mr. Morgan remains employed through the Spin-Off, he will receive restricted stock units from Four Corners with a value of $185,000. In addition, Mr. Morgan will be eligible for an annual incentive target of 65% of his annual base salary paid by Four Corners and a long-term incentive equity award with a target value of $370,000, the terms of which will be determined promptly following the Spin-Off. Mr. Morgan will also be eligible to participate in Darden’s health care and retirement programs until the time of the Spin-Off.
Upon the completion of the Spin-Off, if Mr. Morgan’s employment is involuntarily terminated not for cause or voluntarily terminated by Mr. Morgan for good reason, Mr. Morgan will be eligible for severance of continued base salary and health care benefits coverage at the same level provided to Mr. Morgan during the 90 day period prior to his termination, in each case for a period of time to be determined by the Four Corners policy in place at time of his termination.
Upon the completion of the Spin-Off, Mr. Morgan will be covered under a Four Corners CIC Agreement, which has not yet been adopted but is expected to provide Mr. Morgan with severance equal to 1.5 times his annual base salary and target bonus plus 18 months of health care benefits in the event he experiences a qualifying termination of employment within a specified period following a CIC (which term will be defined in the CIC Agreement).
In the event that the Spin-Off is terminated, or does not occur prior to March 31, 2016, Darden may terminate Mr. Morgan’s employment immediately.
Agreement with James L. Brat
On September 17, 2015, Four Corners entered into an agreement with James L. Brat for the position of General Counsel for Four Corners. Mr. Brat’s anticipated start date is the date that the Spin-Off is consummated.
In connection with Mr. Brat’s appointment as General Counsel, Mr. Brat will initially receive an annual base salary of $275,000. On his start date, Mr. Brat will receive a cash sign-on bonus of $10,000 and following his start date, Mr. Brat will receive restricted stock units from Four Corners with a value of $100,000. In addition, Mr. Brat will be eligible for an annual incentive target of 60% of his annual base salary paid by Four Corners and long-term incentive equity award with a target value of $200,000, the terms of which will be determined following the Spin-Off. Mr. Brat will also be eligible to participate in Four Corners’ health care and retirement programs, which are currently under development.
If Mr. Brat’s employment is involuntarily terminated not for cause or Mr. Brat voluntarily terminates his employment for good reason, Mr. Brat will be eligible for severance of continued base salary and health care benefits coverage at the same level provided to Mr. Brat during the 90 day period prior to his termination of employment, in each case for a period of time to be determined by the Four Corners policy in place at time of his termination.

Mr. Brat also will be covered under a Four Corners CIC Agreement, which has not yet been adopted but is expected to provide Mr. Brat with severance equal to 1.5 times his annual base salary and target bonus plus 18 months of health care benefits in the event he experiences a qualifying termination of employment within a specified period following a CIC (which term will be defined in the CIC Agreement).
In the event that the Spin-Off is terminated, or does not occur prior to March 31, 2016, the employment letter agreement entered into between Darden and Mr. Brat will be cancelled and have no effect.
In subsequent filings with the SEC, we will describe the material terms of the employment arrangements we enter into with any additional named executive officers.
Equity Incentive Plan
It is expected that prior to the completion of the Spin-Off, we will adopt an equity-based incentive plan.
Potential Payments Upon Termination Or Change In Control
Except as described above under the heading “Equity Incentive Plan” and “Employment Agreements with Named Executive Officers” there are no benefits guaranteed to be paid to the named executive officers upon termination or a change in control.
Code of Business Conduct and Ethics
Prior to the Spin-Off, we intend to adopt a Code of Business Conduct and Ethics, effective as of the time of our listing on the NYSE. The Code of Business Conduct and Ethics will confirm our commitment to conduct our affairs in compliance with all applicable laws and regulations and observe the highest standards of business ethics, and will seek to identify and mitigate conflicts of interest between our directors, officers and employees, on the one hand, and us on the other hand. The Code of Business Conduct and Ethics will also apply to ensure compliance with stock exchange requirements and to ensure accountability at a senior management level for that compliance. We intend that the spirit, as well as the letter, of the Code of Business Conduct and Ethics be followed by all of our directors, officers, employees and subsidiaries. This will be communicated to each new director, officer and employee. A copy of our Code of Business Conduct and Ethics will be available on our website.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
As of the date hereof, all of the outstanding shares of our common stock are owned by Darden. After the Spin-Off, Darden will not own any of our common stock. The following table provides information with respect to the expected beneficial ownership of our common stock immediately following the completion of the Spin-Off by (1) each person who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (2) each of our directors and named executive officers, and (3) all directors, director nominees and executive officers as a group. We based the share amounts on each person’s beneficial ownership of Darden common stock as of October 7, 2015 unless we indicate some other basis for the share amounts, and assuming a distribution ratio of one share of Four Corners common stock for every three shares of Darden common stock.
To the extent our directors and officers own Darden common stock at the completion of the Spin-Off, they will participate in the Spin-Off on the same terms as other holders of Darden common stock.
Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the Spin-Off, we will have outstanding an aggregate of 42,765,618 shares of common stock on a fully diluted basis based upon 128,296,854 shares of Darden common stock outstanding as of October 7, 2015, applying the distribution ratio of one share of Four Corners common stock for every three shares of Darden common stock held as of the record date, and without accounting for cash in lieu of fractional shares.

Name and Address of Beneficial Owner [1]	Amount and Nature of Beneficial Ownership	Percent of common stock
Named Executive Officers and Directors:
William H. Lenehan	702	*
James L. Brat	—	—
Douglas B. Hansen, Jr.	—	—
John Moody	—	—
Gerald R Morgan	—	—
Marran H. Ogilvie	—	—
Paul E. Szurek	—	—
All directors, nominees and executive officers as a group (1 person)	702	*

Five Percent Shareholders:
Starboard Value, LP2	3,878,333	9.08
The Vanguard Group, Inc.[3]	3,441,154	8.06
BlackRock, Inc.[4]	3,342,163	7.82
* Represents less than 1% of our common stock

[1]	The address of all of the officers and directors is care of Four Corners, 1000 Darden Center Drive, Orlando, Florida 32837.

[2]
Includes common stock held by Starboard Value, LP and its affiliates. Represents beneficial ownership as of June 30, 2015 as reported on Form 13F filed with the SEC by Starboard Value, LP on August 14, 2015, which indicates that Starboard Value, LP held 11,635,000 shares of Darden common stock. The business address of Starboard Value, LP is 830 Third Avenue, 3rd Floor, New York, New York 10022.

[3]
Includes common stock held by The Vanguard Group, Inc. and its affiliates. Represents beneficial ownership as of June 30, 2015 as reported on Forms 13F filed with the SEC by The Vanguard Group, Inc. and its affiliates on August 13, 2015, which indicates that The Vanguard Group, Inc. and its affiliates held 10,323,463 shares of Darden common stock. The business address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

[4]
Includes common stock held by BlackRock, Inc. and its affiliates. Represents beneficial ownership as of June 30, 2015 as reported on Forms 13F filed with the SEC by BlackRock,Inc. and its affiliates on August 7, 2015, which indicates that BlackRock, Inc. held 10,026,489 shares of Darden common stock. The business address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Relationship between Darden and Four Corners
After the Spin-Off, we and Darden will operate separately, each as an independent, publicly traded, self-administered company.
To govern our relationship after the Spin-Off, we and Darden intend to enter into certain agreements prior to the Spin-Off, including, among others: the Separation and Distribution Agreement; the Leases; the Tax Matters Agreement; the Transition Services Agreement; the Employee Matters Agreement and the Franchise Agreements. See “Our Relationship with Darden Following the Spin-Off.”
Procedures for Approval of Related Person Transactions
We expect our board of directors to adopt a policy regarding the approval of any “related person transaction,” which is any transaction or series of transactions in which we or any of our subsidiaries is or are to be a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person would need to promptly disclose to our Chief Financial Officer any proposed related person transaction and all material facts about the proposed transaction. Our Chief Financial Officer would then assess and promptly communicate that information to our audit committee. Based on our audit committee’s consideration of all of the relevant facts and circumstances, our audit committee will decide whether or not to approve such transaction and will generally approve only those transactions that are in, or are not inconsistent with, the best interests of Four Corners. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to our audit committee, which will evaluate all options available, including ratification, revision or termination of such transaction. Our policy will require any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

OUR RELATIONSHIP WITH DARDEN FOLLOWING THE SPIN-OFF
After the Spin-Off, we and Darden will operate separately, each as an independent, publicly traded, self-administered company. Darden will not retain any of our common stock after the Spin-Off. To govern our relationship after the Spin-Off, we will enter into the following agreements with Darden, among others: the Separation and Distribution Agreement; the Leases; the Tax Matters Agreement; the Transition Services Agreement; the Employee Matters Agreement and the Franchise Agreements. The following is a summary of the material terms of the Agreements.
The material agreements described below have been, or will be, filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. The terms of the agreements described below that will be in effect at the completion of and following the Spin-Off have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to the Spin-Off.
Separation and Distribution Agreement
The Separation and Distribution Agreement contains the key provisions relating to the separation of the Four Corners Properties and the LongHorn San Antonio Business from Darden. It also contains other agreements that govern certain aspects of our relationship with Darden that will continue after the Spin-Off.
Transfer of Assets and Assumption of Liabilities
The Separation and Distribution Agreement addresses the steps of the Reorganization, divides and allocates the assets and liabilities of Darden prior to the Spin-Off between us and Darden, and describes when and how the Four Corners Properties and the LongHorn San Antonio Business will be transferred to us prior to the Spin-Off.
The Spin-Off
The Separation and Distribution Agreement governs the rights and obligations of the parties regarding the Spin-Off. On the distribution date, Darden will cause its agents to distribute, on a pro rata basis, all of the issued and outstanding shares of our common stock to Darden’s shareholders as of the record date.
Conditions
The Separation and Distribution Agreement provides that the Spin-Off is subject to multiple conditions that must be satisfied or waived by Darden, in its sole discretion. For further information regarding these conditions, see “The Spin-Off—Conditions to the Spin-Off.” Even if all of the conditions have been satisfied, Darden may, if the board of directors of Darden determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Darden and its shareholders or that legal, market or regulatory conditions or other circumstances are such that the Spin-Off is no longer advisable at that time, terminate and abandon the Spin-Off or any related transaction at any time prior to the distribution date.
Representations and Warranties
Under the Separation and Distribution Agreement, each party makes representations and warranties to the other regarding organization and authority, due authorization, consents and approvals, no violation, litigation and solvency. Darden makes additional representations and warranties to Four Corners regarding ownership of the Four Corners Properties, no undisclosed liabilities, absence of certain changes or events, taxes, compliance with laws, licenses and permits, and environmental compliance. Four Corners makes additional representations and warranties to Darden regarding the validity of our common stock and limited activity.
None of the representations and warranties described above will survive the effective time of the Separation and Distribution Agreement.

Access to Information
The Separation and Distribution Agreement provides that the parties will exchange, as soon as reasonably practicable after written request therefor, any information reasonably requested by the other party, unless such provision of information could be commercially detrimental, violate any law or agreement, or waive any attorney-client privilege, in which case the parties will take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence. In addition, the parties will use reasonable best efforts to make available to each other directors, officers, other employees and agents as witnesses in any legal, administrative or other proceeding in which the other party may become involved to the extent reasonably required.
Releases, Allocation of Liabilities and Indemnification
The Separation and Distribution Agreement provides for a full and complete release and discharge of all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the separation, between Darden and us, except as expressly set forth in the Separation and Distribution Agreement.
The Separation and Distribution Agreement provides that (i) we will indemnify Darden and its affiliates and each of their respective current and former directors, officers, agents and employees against any and all losses relating to (a) liabilities arising out of the Four Corners Properties and the LongHorn San Antonio Business, (b) any breach by us of any provision of the Separation and Distribution Agreement or any ancillary agreement, and (c) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to information contained in the registration statement of which this information statement is a part (other than information regarding Darden provided to us by Darden for inclusion therein), and (ii) that Darden will indemnify us and our affiliates and each of our respective current and former directors, officers, agents and employees against any and all losses relating to (a) liabilities arising out of the Darden operating business (excluding the Four Corners Properties), (b) any breach by Darden of any provision of the Separation and Distribution Agreement or any ancillary agreement, and (c) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to information contained in the registration statement of which this information statement is a part (solely with respect to information regarding Darden provided to us by Darden for inclusion therein).
The Separation and Distribution Agreement also establishes dispute resolution procedures with respect to claims subject to indemnification and related matters.
Indemnification with respect to taxes and employee benefits is governed by the Tax Matters Agreement and the Employee Matters Agreement, respectively.
Termination
The Separation and Distribution Agreement provides that it may be terminated and the Spin-Off may be abandoned at any time if the board of directors of Darden determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Darden and its shareholders or that legal, market or regulatory conditions or other circumstances are such that the Spin-Off is no longer advisable at that time.
Expenses
The Separation and Distribution Agreement provides that we will pay all debt issuance costs of our new financing arrangements and Darden will pay all other transaction costs and expenses that are related to the Spin-Off.

The Leases
We will enter into the Leases with Darden, pursuant to which one or more of Darden’s operating subsidiaries will lease the Four Corners Properties. Under the Leases, we and certain of our subsidiaries that own the properties subject to the Leases will be the landlords, and one or more of Darden’s subsidiaries will be the tenant. Darden Restaurants, Inc. will enter into separate guaranties (the “Guaranties”), pursuant to which it will guaranty the obligations of the tenants under substantially all of the Leases entered into in respect of the Four Corners Properties.
The following description of the Leases does not purport to be complete but contains a summary of certain material provisions of the Leases.
Term and Renewals
The Leases will provide for the lease of land, buildings, structures and other improvements on the land and appurtenances to the land and certain other improvements relating to the operation of the Four Corners Properties, but shall not include the personal property or trade fixtures of Darden.
The Leases will provide for an average initial term of approximately fifteen years, with no purchase options. At the option of the tenant, the Leases may be extended for a certain number of renewal terms of five years each, and the tenant can elect which of the Four Corners Properties then subject to the Leases to renew. The number and duration of the renewal terms for any given Four Corners Property may vary, however, based on the initial term of the relevant Lease and other factors.
Darden will not have the ability to terminate its obligations under the Leases prior to their expiration without our consent other than in limited circumstances (i.e., condemnation, casualty). Except as provided above, if any of the Leases are terminated prior to the expiration of the relevant Lease other than with our consent, Darden may be liable for damages and incur charges such as continued payment of rent through the end of the lease term and maintenance and repair costs for the Four Corners Properties. See “Risk Factors—Risks Related to Our Business.”
Rental Amounts and Escalators
The Leases are triple-net leases. Accordingly, in addition to rent, Darden will be required to pay, among other things, the following items, subject to limited exceptions set forth in the Leases:

•	all impositions and taxes levied on or with respect to the Four Corners Properties (other than taxes on our income, gross receipts and capital stock and our franchise taxes);

•	all utilities and other services necessary or appropriate for the Four Corners Properties and the business conducted thereon;

•	all insurance required in connection with the Four Corners Properties;

•	all common area maintenance charges;

•	all maintenance and repair costs with respect to the Four Corners Properties; and

•	all fees in connection with any licenses or authorizations necessary or appropriate for the Four Corners Properties and the business conducted thereon.
The rent will be a stated annual amount that will be set near the time of the Spin-Off.
The tenant will make the rent payment in monthly installments. We currently anticipate that the initial estimated annual rent under the Leases will be approximately $94.4 million during the first year of the Leases. Commencing with the second year and continuing for the remainder of the initial term, the rent will be subject to annual escalation of 1.5%, as well as, in most of the leases, a fair market value adjustment at the start of one of the renewal options. Each renewal option will provide the tenant the opportunity to renew any of the Leases.

Maintenance, Capital Expenditures and Alterations
The Leases require Darden to maintain all of the improvements demised by the Leases in good order and repair, including without limitation, the roof and the HVAC and other electrical and mechanical systems, to cause the Four Corners Properties to comply with all legal requirements and to pay all operating costs of the Four Corners Property.
Capital expenditures for the Four Corners Properties leased under the Leases are generally the responsibility of Darden. Additionally, if any of the Leases are not renewed when they expire, we may be required to make capital expenditures to modify the property that was subject to such Lease to attract a new restaurant or retail tenant. We will be responsible for the capital expenditure obligations regarding the six properties associated with the LongHorn San Antonio business. At this time, we do not believe those capital expenditure obligations will extend beyond expenditures that we will make in the ordinary course of business to ensure standard and customary upkeep of those six properties.
Darden shall have the right to make any alterations or improvements without our consent except for structural alterations which shall require our consent, not to be unreasonably withheld, conditioned or delayed; provided that our consent will not be required in connection with structural alterations that (a) are of equal or better quality than any existing improvements, (b) do not consist of adding any new structures or enlarging any existing structures on the Four Corners Property, and (c) do not have a material adverse effect.
If any portion of a Four Corners Property should be damaged or destroyed by a casualty, subject to the following limitations, the Leases require Darden to repair or restore such Four Corners Property substantially to the same condition it was in prior to the casualty. All base annual rent and additional rent shall continue unabated after such casualty provided that all insurance proceeds are made available for payment of the cost of the repair, restoration and related matters. If during the last three (3) years of the initial term or any extension term, the improvements are damaged to the extent of twenty-five percent (25%) or more of their insurable value, Darden can terminate the Lease for such damaged Four Corners Property and shall not be required repair or restore improvements. All insurance proceeds (excluding proceeds of any insurance maintained by Lessee for Darden’s property or any business interruption insurance maintained by Darden) and the amount of any insurance deductible or self-insured retention for the Four Corners Property will be paid to us.
Use of the Four Corners Properties
Darden will be permitted to use the Four Corners Properties to operate restaurants and such other uses consistent with its current use or with prevailing restaurant industry use and/or uses under subleases that are permitted under the Leases.
Events of Default
Under the Leases, an “Event of Default” will be deemed to occur upon certain events, including, without limitation:

•	the failure by the tenant to pay rent or other amounts when due and such failure is not remedied within the applicable notice and cure period;

•	certain events of bankruptcy or insolvency with respect to the tenant or Darden Restaurants, Inc. (for Leases that are guaranteed by Darden Restaurants, Inc.);

•	the breach by the tenant of a representation or warranty in the Leases in a manner which materially and adversely affects us and is not cured within the applicable notice and cure period; and

•	the failure by the tenant to comply with any other covenants set forth in the Leases that is not cured within the applicable notice and cure period.
Remedies for an Event of Default
Upon an Event of Default under the Leases, we may (at our option) exercise certain remedies, including, without limitation:

•
subject to any rights that a leasehold mortgagee that meets the criteria set forth in the Leases or the holder of any indebtedness entered into by Darden or its affiliates may have, terminate the Leases, dispossess Darden from the Four Corners Properties, and/or collect monetary damages by reason of Darden’s breach (including the acceleration of all rent which would have accrued after such termination and could not have been reasonably avoided);

•	elect to leave the Leases in place and sue for rent and any other monetary damages; and

•	seek any and all other rights and remedies available in equity.
Assignment and Subletting
The Leases will provide that Darden may not sublease, assign, encumber or otherwise transfer or dispose of the Leases or any Four Corners Properties (including a transfer that results in a change of control) subject to certain exceptions set forth in the Leases. These exceptions include the following: (i) an assignment to an affiliate of Darden; (ii) an assignment or sublet of the Four Corners Property, in its entirety, to a “Permitted Transferee” (a Person which (w) is the successor, by merger, consolidation, sale of stock, liquidation or otherwise (directly or indirectly), to all or substantially all of Darden’s assets and liabilities or (x) controls or is controlled by or is under common control with Darden (directly or indirectly) or (y) is a franchisee of a Person that controls, is controlled by or is under common control with Darden, or (z) is a Person that has or is controlled by or under common control with a Person that has (1) a net worth as of the effective date of such assignment of at least $10,000,000, (2) been engaged in the business of operation or management of nationally or regionally recognized restaurants for at least five (5) years, and (3) at least ten (10) restaurants in operation under management or ownership); (iii) a sublet of all or a portion of the Four Corners Property to a Person under the control of Darden solely for the purpose of such entity obtaining a liquor license for the Four Corners Property; (iv) a public offering of common stock or other equity interests of Darden, or any direct or indirect controlling party of any of them (including any public offering of common stock or other equity interests of Darden, or any direct or indirect controlling party of any of them that may result in a change in control) on a nationally or regionally recognized exchange; (v) any transfer, conveyance or pledge of any interest in a Person that is a U.S. publicly traded company (including a transfer, conveyance or other transaction that results in its delisting), whether by operation of law or otherwise, (vi) an assignment or transfer of the Lease to a “Spinoff Entity” (a Person that acquires all or substantially all of the assets of a unit, division, group or operation that includes any of (i) Darden, (ii) Darden’s direct or indirect parent, or (iii) no less than five (5) restaurants operating under the same restaurant brand as is operating at the Four Corners Property as a going concern (whether by acquisition of assets directly or the acquisition of one or more Persons directly or indirectly that hold such assets) notwithstanding that such assignment or transfer may result in a change in control; or (vii) a sublease, license, or entrance into a concession agreement, kiosk agreement or occupancy agreement for all or any part of the Four Corners Property subject to certain use restrictions contained in the Lease).
In addition, Darden is permitted to grant any of its rights and privileges under the Leases to any of its subsidiaries, and we have agreed to acknowledge that the performance of any obligations or agreements by any of such subsidiaries shall satisfy Darden’s obligations to perform such obligation or agreement thereunder.
New Opportunities
Generally, neither we nor Darden will be prohibited from developing, redeveloping, expanding, purchasing or building facilities, subject to certain exceptions set forth in the Leases. By way of example, these limitations may include a requirement that any alterations to the Four Corners Properties (which includes maintenance, repairs, extensions, upgrades, additions or replacements to the Four Corners Properties) must be performed in accordance with the terms of the Leases.
Licenses/Successor Lessee Provisions
Licenses and all other authorizations necessary to operate the facilities that will be subject to the Leases will be procured and maintained by the tenant pursuant to the terms of the Leases.

Tax Matters Agreement
The Tax Matters Agreement will govern our and Darden’s respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Spin-Off and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, tax returns, tax contests and certain other tax matters.
In addition, the Tax Matters Agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that will be designed to preserve the tax-free status of the Spin-Off and certain related transactions, including:

•	generally, for two years after the Spin-Off, taking, or permitting any of its subsidiaries to take, an action that might be a disqualifying action without receiving the prior consent of Darden;

•
for two years after the Spin-Off, entering into any agreement, understanding or arrangement or engaging in any substantial negotiations with respect to any transaction involving the acquisition of Four Corners stock or the issuance of shares of Four Corners stock, or options to acquire or other rights in respect of such stock, unless, generally, the shares are issued to qualifying Four Corners employees or retirement plans, each in accordance with “safe harbors” under regulations issued by the IRS;

•	for two years after the Spin-Off, repurchasing our shares, except to the extent consistent with guidance issued by the IRS;

•	for two years after the Spin-Off, voluntarily dissolving, liquidating, merging or consolidating with any other person.
Nevertheless, we will be permitted to take any of the actions described above in the event that the IRS has granted a favorable ruling to Darden or Four Corners or in the event that Darden or Four Corners has received an opinion from counsel as to the effect of such action on the tax-free status of the transactions described in this document.
The Tax Matters Agreement will provide special rules allocating tax liabilities in the event the Spin-Off, together with certain related transactions, was not tax-free. In general, under the Tax Matters Agreement, each party is expected to be responsible for any taxes imposed on Darden that arise from the failure of the Spin-Off and certain related transactions to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, as applicable, and certain other relevant provisions of the Code, to the extent that the failure to qualify is attributable to actions taken by such party.
The Tax Matters Agreement will also set forth our and Darden’s obligations as to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.
Transition Services Agreement
Darden will agree to provide us with certain administrative and support services on a transitional basis pursuant to the Transition Services Agreement for a period not to exceed one year. We expect that the fees charged to us for transition services furnished pursuant to the Transition Services Agreement will approximate the actual cost incurred by Darden in providing the transition services to us for the relevant period. The Transition Services Agreement will provide that we have the right to terminate a transition service upon notice to Darden, in which case the service shall be terminated as soon as practicable after the notice; provided, that if we provide less than 60 days’ notice then we will be required to compensate Darden for the cost of Darden providing such service through the end of such 60-day period.. The Transition Services Agreement also will contain provisions under which Darden will generally agree to indemnify us for all losses incurred by us resulting from Darden’s material breach of the Transition Services Agreement.
Employee Matters Agreement
The Employee Matters Agreement will govern the respective compensation and employee benefit obligations of us and Darden with respect to the current and former employees of each company and generally allocates liabilities and responsibilities relating to employee compensation and benefit plans and programs. The following is a summary of some of the material provisions of the Employee Matters Agreement:

•	Darden will retain all liabilities attributable to present and former employees of both us and Darden in respect of the period before the Spin-Off;

•
there will be no transfer of any employee benefit plan assets or liabilities from Darden to us, provided that we will assume accrued paid-time off benefits of those Darden employees who become our employees;

•
we will assume all liabilities in respect of our employees that are attributable to the period beginning on the day immediately following the distribution date and, for purposes of the benefit plans we will establish on or after the distribution date, credit our employees for service with Darden before the Spin-Off (except to the extent it would result in a duplication of benefits);

•
Darden restricted stock units held by an employee who performs services primarily for Four Corners on the Distribution Date (“Four Corners Employee”) will be converted into Four Corners restricted stock units in the manner set forth in the Employee Matters Agreement. Darden stock options and restricted stock units held by a current or former employee of Darden other than a Four Corners Employee and current or former consultants, advisers and non-employee directors (including Mr. Lenehan) on the Distribution Date will remain Darden stock options and restricted stock units, but will be adjusted to reflect the Spin-Off. Shares of Darden restricted stock, regardless of the holder, will be treated the same as shares of Darden common stock, with holders receiving one share of Four Corners restricted stock for every three shares of Darden restricted stock held by each such holder, all of which will continue to be subject to the same vesting conditions as the original shares of Darden restricted stock.

The summary set forth above is qualified by the terms of the Employee Matters Agreement.
Franchise Agreements
The Franchise Agreements provide that Darden will grant the right and license to our subsidiary, Kerrow, to operate the LongHorn San Antonio Business. The Franchise Agreements will include, among other things, a license to display trademarks, utilize trade secrets and purchase proprietary products from Darden. Other services to be included pursuant to the Franchise Agreements are marketing services, training and access to certain LongHorn operating procedures. The Franchise Agreements will also contain provisions under which Darden may provide certain technical support for the LongHorn San Antonio Business. The fees and conditions of these franchising services are expected to be on terms comparable to similar franchising services negotiated on an arm’s length basis and consistent with industry standard provisions.

DESCRIPTION OF OUR CAPITAL STOCK
Our charter and bylaws will be amended and restated prior to the Spin-Off. The following is a summary description of the material terms of our capital stock as will be set forth in our charter and bylaws that, together with Maryland law, will govern the rights of holders of our common stock upon the consummation of the Spin-Off.
While the following attempts to describe the material terms of our capital stock, the description may not contain all of the information that is important to you. You are encouraged to read the full text of our charter and bylaws, the forms of which are included as exhibits to the registration statement on Form 10, of which this information statement is a part, as well as the provisions of the Maryland General Corporation Law and other applicable Maryland law.
Certain Differences between the Rights of Darden Shareholders and Four Corners Shareholders
Four Corners was incorporated as a Maryland corporation and intends to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes commencing with its taxable year beginning January 1, 2016. Maryland was chosen as our domicile due to Maryland being the leading jurisdiction for the incorporation or formation of REITs, with a vast majority of all publicly traded REITs having been formed under Maryland law. Certain provisions of Maryland law that may be deemed more favorable to REITs than other jurisdictions for incorporation, such as Delaware, include (i) the absence of a franchise tax and (ii) the ability of the board of directors to increase authorized capital stock and effect certain reverse stock split transactions without approval by stockholders. Maryland law also permits directors of a Maryland corporation to be indemnified in circumstances where directors of a Delaware corporation could not be indemnified, which we believe may be helpful in attracting and retaining qualified independent directors.
General
Following the Spin-Off, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.0001 per share, and 25,000,000 shares of preferred stock, par value $0.0001 per share.
Based on the number of shares of Darden common stock outstanding as of October 7, 2015, it is expected that we will have 42,765,618 shares of common stock outstanding on a fully diluted basis upon completion of the Spin-Off. No shares of our preferred stock will be issued and outstanding at the completion of the Spin-Off.
Common Stock
All of the shares of our common stock distributed in the Spin-Off will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights of any other class or series of our stock and the provisions of our charter that will restrict transfer and ownership of stock, the holders of shares of our common stock generally will be entitled to receive dividends on such stock out of assets legally available for distribution to the shareholders when, as and if authorized by our board of directors and declared by us. The holders of shares of our common stock will also be entitled to share ratably in our net assets legally available for distribution to shareholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all known debts and liabilities.
Subject to the rights of any other class or series of our stock and the provisions of our charter that will restrict transfer and ownership of stock, each outstanding share of our common stock will entitle the holder to one vote on all matters submitted to a vote of the shareholders, including the election of directors. Under our charter there will be no cumulative voting in the election of directors. Our bylaws will require that each director be elected by a plurality of votes cast with respect to such director, except in the case of an uncontested election, in which case our bylaws will require that each director be elected by a majority of votes actually cast for the election of such director.
Holders of shares of our common stock will generally have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and will have no preemptive rights to subscribe for any of our securities. Subject to the provisions of our charter that will restrict transfer and ownership of stock, all shares of our common stock will have equal dividend, liquidation and other rights.

Our charter will authorize our board of directors to reclassify any unissued shares of our common stock into other classes or series of stock, to establish the designation and number of shares of each class or series and to set, subject to the provisions of our charter relating to the restrictions on ownership and transfer of shares of our capital stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each such class or series.
Preferred Stock
Under our charter, our board of directors will be permitted from time to time to establish and to cause us to issue one or more classes or series of preferred stock and set, subject to the provision of our charter relating to the restrictions on ownership and transfer of shares of our capital stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each such class or series. Accordingly, our board of directors, without shareholder approval, will be permitted to issue preferred stock with voting, conversion or other rights that could adversely affect the relative voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of our board of directors or a change in our management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock and could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. No shares of preferred stock are expected to be outstanding immediately following the Spin-Off and we have no present plans to issue any shares of preferred stock.
Power to Increase or Decrease Authorized Shares of Our Common Stock, Issue Additional Shares of Our Common and Preferred Stock and Effect Reverse Stock Splits
Our board of directors will have the authority, without any action by our shareholders, to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.
We believe that the power of our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of our common stock, will be available for issuance without further action by our shareholders, unless such action is required by the terms of any class or series of preferred stock that we may issue in the future or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common shareholders otherwise believe to be in their best interests.
Additionally, Maryland law allows a Maryland corporation with a class of equity securities registered under the Exchange Act to amend its charter without stockholder approval to effect a reverse stock split at a ratio of not more than ten shares of stock into one share of stock in any twelve-month period unless the corporation’s charter provides otherwise. Our charter will not provide otherwise, and accordingly the board of directors will be empowered to authorize such a reverse stock split without stockholder approval. As with the other powers discussed in the preceding paragraph, we believe that this power will provide us with increased flexibility in structuring future financings and in meeting other needs that may arise.
Restrictions on Transfer and Ownership of Four Corners Stock
In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, beneficially or constructively, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). In addition, rent from related party tenants (generally, a tenant of a REIT owned, beneficially or constructively, 10% or more by the REIT, or a 10% owner of the REIT) is not qualifying income for purposes of the gross income tests under the Code. To qualify as a REIT, we must satisfy other requirements as well. See “U.S. Federal Income Tax Considerations— Taxation of REITs in General.”
Our charter will contain restrictions on the transfer and ownership of our stock. The relevant sections of our charter will provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock. These limits are collectively referred to herein as the “ownership limits.” The constructive ownership rules under the Code are complex and may cause stock owned beneficially or constructively by a group of related individuals or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding stock or less than 9.8% of our outstanding capital stock, or the acquisition of an interest in an entity that beneficially or constructively owns our stock, could, nevertheless, cause the acquirer, or another individual or entity, to own constructively shares of our outstanding stock in excess of the ownership limits.
Upon receipt of certain representations and agreements and in its sole and absolute discretion, our board of directors will be able to, prospectively or retroactively, exempt a person from the ownership limits or establish a different limit on ownership, or an excepted holder limit, for a particular shareholder if the shareholder’s ownership in excess of the ownership limits would not result in us being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT. As a condition of granting a waiver of the ownership limits or creating an excepted holder limit, our board of directors will be able to, but is not required to, require an IRS ruling or opinion of counsel satisfactory to our board of directors (in its sole discretion) as it may deem necessary or advisable to determine or ensure our status as a REIT.
Our board of directors will also be able to, from time to time, increase or decrease the ownership limits unless, after giving effect to the increased or decreased ownership limits, five or fewer persons could beneficially own or constructively own, in the aggregate, more than 49.9% in value of our outstanding stock or we would otherwise fail to qualify as a REIT. Decreased ownership limits will not apply to any person or entity whose ownership of our stock is in excess of the decreased ownership limits until the person or entity’s ownership of our stock equals or falls below the decreased ownership limits, but any further acquisition of our stock will be in violation of the decreased ownership limits.
Our charter will also prohibit:

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any person from beneficially or constructively owning shares of our stock to the extent such beneficial or constructive ownership would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT;

•	any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons;

•
any person from beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity,” within the meaning of Section 897(h) of the Code;

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any person from beneficially or constructively owning shares of our stock to the extent such beneficial or constructive ownership would cause us to own, beneficially or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in a tenant of our real property; and

•
any person from constructively owning shares of our stock to the extent such constructive ownership would cause any “eligible independent contractor” that operates a “qualified health care property” or a “qualified lodging facility” on behalf of a “taxable REIT subsidiary” of ours (as such terms are defined in Sections 856(d)(9)(A), 856(d)(9)(D), 856(e)(6)(D)(i) and 856(l) of the Code, respectively) to fail to qualify as such.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits, or any of the other restrictions on transfer and ownership of our stock, and any person who is the intended transferee of shares of our stock that are transferred to the charitable trust described below, will be required to give immediate written notice and, in the case of a proposed transaction, at least 15 days prior written notice, to us and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The provisions of our charter regarding restrictions on transfer and ownership of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.
Any attempted transfer of our stock which, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void and the proposed transferee will acquire no rights in such shares of our stock. Any attempted transfer of our stock which, if effective, would violate any of the other restrictions described above will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The trustee of the trust will be appointed by us and will be unaffiliated with us and any proposed transferee of the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Shares of our stock held in the trust will be issued and outstanding shares. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restrictions on transfer and ownership of our stock, then the transfer of the shares will be null and void and the proposed transferee will acquire no rights in such shares.
Shares of our stock held in trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of our stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion, to rescind as void any vote cast by a proposed transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.
If our board of directors or a committee thereof determines in good faith that a proposed transfer or other event has taken place that violates the restrictions on transfer and ownership of our stock set forth in our charter, our board of directors or such committee may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer; provided that any transfer or other event in violation of the above restrictions shall automatically result in the transfer to the trust described above, and, where applicable, such transfer or other event shall be null and void as provided above irrespective of any action or non-action by our board of directors or any committee or designee thereof.
Shares of stock transferred to the trustee will be deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a devise or gift, the market price of such stock at the time of such devise or gift) and (2) the market price of such stock on the date we, or our designee, accept such offer. We may reduce the amount so payable to the trustee by the amount of any dividend or other distribution that we made to the proposed transferee before we discovered that the shares had been automatically transferred to the trust and that are then owed by the proposed transferee to the trustee as described above, and we may pay the amount of any such reduction to the trustee for distribution to the charitable beneficiary. We will have the right to accept such offer until the trustee has sold the shares held in the charitable trust, as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will be required to distribute the net proceeds of the sale to the proposed transferee, and any distributions held by the trustee with respect to such shares to the charitable beneficiary.
If we do not buy the shares, the trustee will be required, within twenty days of receiving notice from us of a transfer of shares to the trust, to sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits, or the other restrictions on transfer and ownership of our stock. After selling the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee will be required to distribute to the proposed transferee an amount equal to the lesser of (1) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held by the trust (e.g., in the case of a gift, devise or other such transaction), the market price of such stock on the day of the event causing the shares to be held by the trust and (2) the sales proceeds (net of any commissions and other expenses of sale) received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of any dividends or other distributions that we paid to the proposed transferee before we discovered that the shares had been automatically transferred to the trust and that are then owed by the proposed transferee to the trustee as described above. Any net sales proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary, together with any distributions thereon. If the proposed transferee sells such shares prior to the discovery that such shares have been transferred to the trustee, then (a) such shares shall be deemed to have been sold on behalf of the trust and (b) to the extent that the proposed transferee received an amount for such shares that exceeds the amount that such proposed transferee would have received if such shares had been sold by the trustee, such excess shall be paid to the trustee upon demand. The proposed transferee will have no rights in the shares held by the trustee.
Any certificates representing shares of our stock will bear a legend referring to the restrictions on transfer and ownership described above.
In addition, if our board of directors determines in good faith that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of Four Corners stock described above or that a person or entity intends to acquire or has attempted to acquire beneficial or constructive ownership of any shares of Four Corners stock in violation of the restrictions on ownership and transfer of Four Corners stock described above, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, including, but not limited to, causing Four Corners to redeem shares of our stock, refusing to give effect to the transfer of Four Corners’ books or instituting proceedings to enjoin the transfer or other event.
Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within thirty days after the end of each taxable year, will be required to give us written notice stating the person’s name and address, the number of shares of each class and series of our stock that the person beneficially owns, a description of the manner in which the shares are held and any additional information that we request in order to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any beneficial owner or constructive owner of shares of our stock and any person or entity (including the shareholder of record) who holds shares of our stock for a beneficial owner or constructive owner will be required to, on request, disclose to us in writing such information as we may request in order to determine the effect, if any, of the shareholder’s beneficial and constructive ownership of our stock on our status as a REIT and to comply, or determine our compliance with, the requirements of any governmental or taxing authority.
The restrictions on transfer and ownership described above could have the effect of delaying, deferring or preventing a change of control in which holders of shares of our stock might receive a premium for their shares over the then prevailing price.
Amendments to Our Charter and Bylaws and Approval of Extraordinary Actions
Under Maryland law, a Maryland corporation generally cannot amend its charter, merge, consolidate, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by the board of directors and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these actions by a lesser percentage of shareholders, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter will provide that the affirmative vote of the holders of at least a majority in voting power of our outstanding stock will be required to approve all charter amendments or the other extraordinary actions listed above. However, Maryland law permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the shareholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation.
Our charter will require the affirmative vote of the holders of at least a majority in voting power of our outstanding stock to amend any provision of the charter other than those amendments permitted to be made without stockholder vote by law or specific provision of the charter. Accordingly, at least a majority in voting power of our outstanding stock will be required in order to amend provisions in our charter relating to restrictions on transfer and ownership of our stock, our election to opt-out of the Maryland Control Share Acquisition Act, amendment of our bylaws by the shareholders and the shareholder action voting requirements described above.
Our board of directors will have the authority, without any action by our shareholders, to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue, including by effecting a reverse stock split.
Our charter will provide that our bylaws may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted by the stockholders or by the board of directors. All such amendments must be approved by either the affirmative vote of a majority in voting power of our outstanding stock entitled to vote thereon or by a majority of the entire board of directors then in office, as applicable.
Business Combinations
We have a charter provision specifying that the Maryland Business Combination Act does not apply to any business combination between us and any person. This charter provision can be amended only upon the recommendation of our board of directors and with the approval of the holders of at least a majority in voting power of our outstanding stock. If it were not for this election, under the MGCL, certain “business combinations” between us and any interested stockholder or affiliate of an interested stockholder would be prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of a supermajority of shareholders.
Control Share Acquisitions
We have a charter provision exempting all of our shares from the application of the Maryland Control Share Acquisition Act. This charter provision can be amended only upon the recommendation of our board of directors and with the approval of the holders of at least a majority in voting power of our outstanding stock. If it were not for this exemption, Maryland law would provide that issued and outstanding shares of our stock acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter.
Subtitle 8
We are prohibited by our charter from electing to be subject to the “unsolicited takeover” provisions of Subtitle 8 of Title 3 of the MGCL. Such provisions permit a Maryland corporation with (i) a class of equity securities registered under the Exchange Act and (ii) at least three independent directors to elect to be subject, by provision in its charter or bylaws or by a resolution of its board of directors (notwithstanding any contrary provision in its charter or bylaws), to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

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a requirement that a vacancy on the board be filled only by the affirmative vote of a majority of the remaining directors in office and such director shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualified; and

•	a majority requirement for the calling of a special meeting of shareholders.
This prohibition may be rescinded or amended only with the approval of at least a majority in voting power of our outstanding stock.
Special Meetings of the Shareholders; Shareholder Action by Written Consent
Our charter will provide that special meetings of the shareholders may be called at any time by our board of directors or upon the written request of the holders of not less than ten percent in voting power of our outstanding stock. Our charter will provide that the procedure for calling special meetings can be amended only with the approval of at least a majority in voting power of our outstanding stock. Under Maryland law, any written consent of our shareholders must be unanimous.
Advance Notice of Director Nomination and New Business
Our bylaws will provide that, at any annual meeting of shareholders, nominations of individuals for election to the board of directors and proposals of business to be considered by shareholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors or (3) by a shareholder who was a shareholder of record at the time of provision of notice and at the time of the meeting, is entitled to vote at the meeting in the election of directors or on such other proposed business and who has complied with the advance notice procedures of our bylaws. The shareholder generally must provide notice to the secretary not less than 90 days nor more than 120 days prior to the first anniversary of the date of preceding year’s annual meeting.
Only the business specified in our notice of meeting may be brought before any special meeting of shareholders. Our bylaws will provide that nominations of individuals for election to our board of directors at a meeting of shareholders may be made only (1) by or at the direction of its board of directors or (2) by any shareholder of record at the time of provision of the notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws. Such shareholder will be entitled to nominate one or more individuals, as the case may be, for election as a director if the shareholder’s notice, containing the information required by our bylaws, is delivered to the secretary (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary of our preceding year’s annual meeting; provided that in the case of the first annual meeting or if the date of the annual meeting is changed by more than twenty-five days from such anniversary date, notice must be received not later than the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made, or (ii) in the case of a special meeting, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, which first occurs.
The purpose of requiring shareholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform shareholders and make recommendations regarding the nominations or other proposals. The advance notice procedures will also permit a more orderly procedure for conducting shareholder meetings.
Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws
The restrictions on transfer and ownership of our stock will prohibit any person from acquiring more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock, without the prior consent of our board of directors.

Because our board of directors will be able to approve exceptions to the ownership limits, the ownership limits will not interfere with a merger or other business combination approved by our board of directors.
The provisions described above, along with other provisions of the MGCL and our charter and bylaws discussed above and the advance notice provisions and the procedures that shareholders will be required to follow to request a special meeting, alone or in combination, could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control of us that might involve a premium price for shares of our common shareholders or otherwise be in the best interest of our shareholders, and could increase the difficulty of consummating any offer.
Transfer Agent and Registrar
After the Spin-Off, the registrar and transfer agent for our common stock will be Wells Fargo Bank, N.A.
Listing
We have applied to list our common stock on the NYSE under the symbol “FCPT.”
Indemnification of Directors and Executive Officers
Maryland law permits a Maryland corporation to include in its charter a provision that limits the liability of its directors and officers to the corporation and its shareholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active or deliberate dishonesty that is established by a final judgment and that is material to the cause of action. Our charter will contain a provision that will limit, to the maximum extent permitted by Maryland law, the liability of our directors, but not our officers, to us and our shareholders for money damages.
Maryland law requires a Maryland corporation (unless otherwise provided in its charter, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in that capacity unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, will be limited to expenses.
In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (2) a written undertaking by him or her, or on his or her behalf, to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter will require, to the maximum extent permitted by Maryland law, that we indemnify and pay or reimburse the reasonable expenses in advance of the final disposition of a proceeding of (1) any present or former director or officer who is a party to a proceeding (or threatened to be made a party) by reason of his or her service in that capacity, and (2) any individual who, while a director or officer and, at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which he or she may become subject or which he or she may incur by reason of his or her service in any of the foregoing capacities.
In respect to our obligations to provide indemnification to directors and officers for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
We will maintain insurance on behalf of our directors and officers, insuring them against liabilities that they may incur in such capacities or arising from this status.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES AND TRANSACTIONS
The following is a discussion of our policies with respect to investments, financing and certain other activities. These policies may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our shareholders. We cannot provide assurance that our investments objectives will be attained.
Investment Policies
Investments in Real Estate or Interests in Real Estate
We will conduct all of our investment activities through Four Corners OP, and subsidiaries of Four Corners OP. Our investment objectives will be to increase cash flow, provide quarterly cash dividends, maximize the value of our assets and acquire assets with cash flow growth potential. Our business initially will be focused primarily on restaurant properties. We have not established a specific policy regarding the relative priority of our investment objectives. We expect to pursue our investment objectives primarily through the ownership of the Four Corners Properties and other acquired properties and assets. We will initially lease all of the Four Corners Properties to one or more of Darden’s operating subsidiaries pursuant to the Leases, which will be triple-net leases under which the tenant will be responsible for all facility maintenance, insurance required in connection with the leased properties and the business conducted on the leased properties, taxes levied on or with respect to the leased properties (other than taxes on the income of the lessor) and all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. For a discussion of our properties and our business and other strategic objectives, see “Business and Four Corners Properties.”
We intend to have a geographically diverse restaurant and retail sector real estate portfolio in the United States. We anticipate that future investment and development activity will be focused primarily in the United States, but will not be limited to any geographic area, property type or business sector. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as REIT for U.S. federal income tax purposes.
We do not have a specific policy as to the amount or percentage of our assets that will be invested in any specific property, but anticipate that our real estate investments will continue to be diversified among a relatively large number of facilities. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. Following the Spin-Off, the Four Corners Properties will consist of 418 restaurant properties encompassing approximately 771 acres of land leased and owned and 3.3 million square feet of building space. We expect initially to grow our portfolio through the acquisition of restaurant and retail facilities. As we acquire additional properties and expand our portfolio, we expect to further diversify by geography, asset class and tenant within and outside of the restaurant and retail sectors.
We expect to pursue our investment objectives through the direct ownership of properties, but may also make investments in other entities, including joint ventures, if we determine that doing so would be our most effective means of achieving our investment objectives. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring properties, or a combination of these methods. Any such financing or indebtedness will have priority over our equity interest in such property. Investments are also subject to our policy not to make investments that would cause us to meet the definition of an “investment company” under the Investment Company Act of 1940, as amended, or the “1940 Act.”
From time to time, we may make investments or agree to terms that support the objectives of our tenants without necessarily maximizing our short-term financial return, which may allow us to build long-term relationships and acquire properties otherwise unavailable to our competition. We believe that these dynamics create long-term, sustainable relationships and, in turn, profitability for us.
Purchase, Sale and Development of Four Corners Properties
Our policy will be to acquire properties primarily for cash flow growth potential and long-term value. Although we do not currently intend to sell any properties, we will sell certain properties where our board of directors or management determines such properties do not fit our strategic objectives or where such action would be in our best interest. From time to time, we may engage in strategic development opportunities. These opportunities may involve replacing or renovating properties in our portfolio that have become economically obsolete or identifying new sites that present an attractive opportunity and complement our existing portfolio.
Investments in Real Estate Mortgages

Our policy will be to make investments in and outside of the restaurant and retail sector real estate properties. We may, at the discretion of our board of directors, invest in mortgages and other types of real estate interests consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.
Investments in Securities or Interests in Entities Primarily Engaged in Real Estate Activities and Other Issuers
Subject to the percentage of ownership limits and gross income and asset tests necessary for REIT qualification, we may, but do not presently intend to, invest in securities of entities engaged in real estate activities or securities of other issuers (including partnership interests, limited liability company interests or other joint venture interests in special purpose entities owning properties), including for the purpose of exercising control over such entities. We may acquire some, all or substantially all of the securities or assets of other REITs or entities engaged in real estate activities where such investment would be consistent with our investment policies. If we were to acquire investment securities, we would limit the total amount of such securities so that we would not, as a result of such investments, meet the definition of an “investment company” under the 1940 Act.
Financing Policies
We expect to employ leverage in our capital structure in amounts that we determine appropriate from time to time. Our board of directors has not adopted a policy which limits the total amount of indebtedness that we may incur, but will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur nor do they restrict the form of our indebtedness (including recourse or nonrecourse debt and cross-collateralized debt). We may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. If these limits are decreased, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements that could adversely affect our financial condition and results of operations and our ability to make distributions to our shareholders.
To the extent that our board of directors or management determines that it is necessary to raise additional capital, we may, without shareholder approval, borrow money under our credit facilities, issue debt or equity securities, including securities senior to our common stock, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes), assume indebtedness, obtain mortgage financing on a portion of our owned properties, engage in a joint venture, or employ a combination of these methods.
Other Policies
We may, but do not presently intend to, make investments other than as previously described. We may offer shares of our common stock, preferred stock, options, other equity securities senior to our common stock, or debt securities in exchange for cash or property and to repurchase or otherwise reacquire shares of our common stock or other equity or debt securities in exchange for cash or property. Similarly, we may offer units of limited partnership in Four Corners OP. Other than the issuance in connection with the Spin-Off, we have not issued common stock or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock. We have not engaged in trading, underwriting or the agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless, because of circumstances or changes in the Code (or the Treasury Regulations promulgated thereunder), our board of directors determines that it is no longer in our best interest to qualify as a REIT. Our policies with respect to such activities may be reviewed and modified from time to time by our board of directors without notice to or the vote of our shareholders.
Conflict of Interest Policies

We expect to adopt a code of business conduct that seeks to identify and mitigate conflicts of interest between our directors, officers and employees, including our President and Chief Executive Officer, and Chief Financial Officer and other senior officers, on the one hand, and us on the other hand, effective as of the time of our listing on the NYSE, in accordance with applicable rules and regulations of the SEC and the NYSE. Once it is adopted, the code of business conduct will be available on our website. Waivers of our code of business conduct will be required to be disclosed in accordance with SEC and NYSE requirements.
In addition, we expect to adopt corporate governance guidelines to assist our board of directors in the exercise of its responsibilities and to serve our interests and those of our shareholders.
Our board of directors is subject to certain provisions of Maryland law, which are also designed to eliminate or minimize conflicts. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating or minimizing the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of shareholders.
Consistent with Maryland law, our conflict of interest policies will require that each director and officer is obligated to offer to us any business opportunity (with certain limited exceptions) that comes to him or her in his or her capacity as one of our directors and officers and that is within the scope of our activities and is of present or potential advantage to us.
Transactions with Interested Directors or Officers
Pursuant to Maryland law, a contract or other transaction between us and a director or an officer, or between us and any other corporation or other entity in which any of our directors or officers is a director or officer or has a material financial interest is not void or voidable solely on the grounds of such common interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•
the material facts as to the relationship or interest and the contract or transaction are disclosed or known to our board of directors or a committee of our board of directors, and our board of directors or committee authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•
the material facts as to the relationship or interest and the contract or transaction are disclosed or known to shareholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the shareholders entitled to vote; or

•	the transaction or contract is fair and reasonable to us.

We will adopt a policy which requires that all contracts and transactions between us, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the audit committee, and therefore fall within the first limb of the interested director safe harbor summarized immediately above. Where appropriate in the judgment of the committee, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of nonaffiliated security holders, although the committee will have no obligation to do so.
Lending Policies
We do not have a policy limiting our ability to make loans to other persons. Subject to the REIT qualification rules, we may make loans to third parties. For example, we may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold, or we may consider making loans to, or guaranteeing the debt of, joint ventures in which we participate or may participate in the future.

We may choose to guarantee the debt of certain joint ventures with third parties. Consideration for those guarantees may include fees, long-term management contracts, options to acquire additional ownership and promoted equity positions. We do not currently intend to engage in any significant lending activities. We intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act. However, our board of directors may adopt a lending policy without notice to or the vote of our shareholders.
Reporting Policies
Following the Spin-Off, we will become subject to the information reporting requirements of the Exchange Act, pursuant to which we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. Such filings will be publicly available to our shareholders.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of the U.S. federal income tax consequences of an investment in our common stock. For purposes of this section, references to “Four Corners,” “we,” “our” and “us” generally mean only Four Corners Property Trust, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based on the Code, the regulations promulgated by the Treasury, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents. This summary is for general information only and is not tax advice. It does not discuss any other U.S. federal tax consequences (e.g., estate or gift tax), state, local or non-U.S. tax consequences relevant to us or an investment in our common stock, and it does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	partnerships, other pass-through entities and trusts;

•	persons who hold our stock on behalf of other persons as nominees;

•	persons who receive our stock as compensation;

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons who are subject to alternative minimum tax;
and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.
This summary assumes that investors will hold their common stock as a capital asset, which generally means property held for investment.
The U.S. federal income tax treatment of holders of our common stock depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular shareholder of holding our common stock will depend on the shareholder’s particular tax circumstances. You are urged to consult with your tax advisor as to the U.S. federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.
TAXATION OF FOUR CORNERS
Following the Spin-Off, we intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes commencing with our taxable year beginning January 1, 2016. We believe that we will be organized, and we expect and intend to operate, in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code. We expect that we will receive the REIT Tax Opinion from Skadden, Arps, counsel to Darden, with respect to our qualification to be subject to tax as a REIT in connection with the Spin-Off. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The REIT Tax Opinion will represent only the view of Skadden, Arps, based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by Darden and us, including representations relating to the values of our assets and the sources of our income. The REIT Tax Opinion will be expressed as of the date issued. Skadden, Arps will have no obligation to advise Darden, us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion and our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Skadden, Arps. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals.
TAXATION OF REITS IN GENERAL
As indicated above, our qualification and taxation as a REIT depend upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”
Provided that we qualify as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net REIT taxable income that is currently distributed to our shareholders. This treatment substantially eliminates double taxation at the corporate and shareholder levels that generally results from an investment in a corporation. In general, the income that we generate is taxed only at the shareholder level upon a distribution of dividends to our shareholders.
Most U.S. shareholders that are individuals, trusts or estates are taxed on corporate dividends at a maximum U.S. federal income tax rate of 20% (the same as long-term capital gains). With limited exceptions, however, dividends from us or from other entities that are subject to tax as REITs are generally not eligible for this rate and are subject to tax at rates applicable to ordinary income. The highest marginal noncorporate U.S. federal income tax rate applicable to ordinary income is 39.6%. See “—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders—Distributions.”
Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our shareholders, subject to special rules for certain items such as the capital gains that we recognize. See “—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders— Distributions.”
If we qualify as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

•	We will be subject to tax at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•
If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property.”

•
If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•
If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our REIT qualification because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•
If we violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our REIT qualification because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the non-qualifying assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

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If we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our capital gain net income for such year and (3) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed and (b) the amounts we retained and upon which we paid income tax at the corporate level.

•
We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders, as described below in “—Requirements for Qualification—General.”

•	A 100% tax may be imposed on transactions between us and a TRS that do not reflect arm’s-length terms.

•
If we recognize gain on the disposition of any asset held by us on January 1, 2016 (the anticipated effective date of our REIT election) during a specified period (generally, ten years) thereafter, then we will owe tax at the highest corporate tax rate on the lesser of (1) the excess of the fair market value of the asset on the effective date of our REIT election over its basis in the asset at such time, and (2) the gain recognized upon the disposition of such asset.

•
If, after the effective date of our REIT election, we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	The earnings of our TRSs will generally be subject to U.S. federal corporate income tax.
In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.
Requirements for Qualification—General
The Code defines a REIT as a corporation, trust or association:
(1)    that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
(3)    that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)    that is neither a financial institution nor an insurance company subject to specific provisions of the Code;
(5)    the beneficial ownership of which is held by 100 or more persons;

(6)
in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities); and

(7)    that meets other tests described below, including with respect to the nature of its income and assets.
The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT (which, in our case, is expected to be 2016). Our charter will provide restrictions regarding the ownership and transfers of shares of our stock, which are intended to assist us in satisfying the stock ownership requirements described in conditions (5) and (6) above, among other purposes. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to satisfy the requirement described in condition (6) above, we will be treated as having met this requirement.
To monitor compliance with the stock ownership requirements, we generally are required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If such record holder fails or refuses to comply with the demands, such record holder will be required by Treasury regulations to submit a statement with such record holder’s tax return disclosing such record holder’s actual ownership of our stock and other information.
In addition, a corporation may generally not elect to be subject to tax as a REIT unless its taxable year is the calendar year. We intend to adopt December 31 as our year-end, and thereby satisfy this requirement.
Effect of Subsidiary Entities
Disregarded Subsidiaries
If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly-owned by a REIT. Other entities that are wholly-owned by us, including single member limited liability companies that have not elected to be subject to tax as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”
In the event that a disregarded subsidiary of ours ceases to be wholly-owned—for example, if any equity interest in the subsidiary is acquired by another person—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs may generally not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests.”
Taxable REIT Subsidiaries
In general, we may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat such subsidiary corporation as a TRS. We may generally not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our shareholders.
We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary corporation to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary corporation, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations on a look-through basis in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.
The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Furthermore, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We intend that all of our transactions with our TRSs, if any, will be conducted on an arm’s-length basis.
Ownership of Partnership Interests
If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, described below, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.
If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below under “—Income Tests—Failure to Satisfy the Gross Income Tests” and “—Asset Tests.”
Income Tests
In order to qualify to be subject to tax as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness and certain hedging transactions, generally must be derived from “rents from real property,” gains from the sale of real estate assets, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), dividends received from other REITs and specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.
Rents from Real Property
Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the conditions described below are met.

•
The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue will generally not be excluded from the term “rents from real property” solely because it is based on a fixed-percentage or percentages of gross receipts or sales;

•
Neither we nor a beneficial or constructive owner of 10% or more of our stock beneficially or constructively owns 10% or more of the interests in the assets or net profits of a noncorporate tenant, or, if the tenant is a corporation (but excluding any TRS), 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

•
Rent attributable to personal property that is leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•
We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis and except as provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no revenues, or a TRS, which may be wholly or partially owned by us, to provide non-customary services to our tenants without causing the rent that we receive from those tenants to fail to qualify as “rents from real property.”

Interest Income
Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued will generally not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of gross receipts or sales.
Dividend Income
We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.
Fee Income
Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a TRS, however, will not be included for purposes of our gross income tests.
Hedging Transactions
Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us or our pass-through subsidiary that is incurred or to be incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests”), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Most likely, income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test.
Failure to Satisfy the Gross Income Tests
If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, including as a result of rents received by us from Darden failing to qualify as “rents from real property,” we may still qualify to be subject to tax as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (1) our failure to satisfy these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to satisfy the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations, which have not yet been issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify to be subject to tax as a REIT. Even if these relief provisions apply, and we retain our status as a REIT, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.
Asset Tests
At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property and stock of other corporations that qualify as REITs, as well as some kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.
Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries, and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.
Fourth, the aggregate value of all securities of TRSs that we hold, together with other non-qualified assets (such as furniture and equipment or other tangible personal property, or non-real estate securities) may not, in the aggregate, exceed 25% of the value of our total assets.
Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% asset test, as explained below).
Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (1) any loan made to an individual or an estate, (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (3) any obligation to pay rent from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a nongovernmental entity, (5) any security (including debt securities) issued by another REIT and (6) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.
No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.
However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause us to lose our REIT qualification if (a) we satisfied the asset tests at the close of the preceding calendar quarter and (b) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (b) were not satisfied, we could still avoid disqualification by eliminating any discrepancy within thirty days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.
In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT that fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%) and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure or otherwise satisfies the relevant asset tests within that time frame.
Annual Distribution Requirements
In order to qualify to be subject to tax as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to:
(1)    the sum of:
(a)    90% of our REIT taxable income, computed without regard to our net capital gains and the deduction for dividends paid; and
(b)    90% of our after tax net income, if any, from foreclosure property (as described below); minus
(2) the excess of the sum of specified items of noncash income over 5% of our REIT taxable income, computed without regard to our net capital gain and the deduction for dividends paid.
We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. These distributions will be treated as received by our shareholders in the year in which paid. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (i) pro rata among all outstanding shares of stock within a particular class and (ii) in accordance with any preferences among different classes of stock as set forth in our organizational documents.
To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, some or all of our net long-term capital gains and pay tax on such gains. In this case, we could elect for our shareholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our shareholders would then increase the adjusted basis of their stock by the difference between (1) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (2) the tax that we paid on their behalf with respect to that income.
To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to our shareholders of any distributions that are actually made. See “—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders—Distributions.”
If we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our capital gain net income for such year and (3) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income we retained and on which we have paid corporate income tax.
We expect that our REIT taxable income will be less than our cash flow because of depreciation and other noncash charges included in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to satisfy these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt, acquire assets or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends through the distribution of other property (including shares of our stock) in order to satisfy the distribution requirements, while preserving our cash. Alternatively, we may declare a taxable dividend payable in cash or stock at the election of each shareholder, where the aggregate amount of cash to be distributed in such dividend is subject to limitation. In such case, for U.S. federal income tax purposes, taxable shareholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.
If our taxable income for a particular year is subsequently determined to have been understated, we may be able to rectify a resultant failure to satisfy the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being subject to tax on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. We will be required to pay interest based on the amount of any deduction taken for deficiency dividends.
For purposes of the 90% distribution requirement and excise tax described above, any dividend that we declare in October, November or December of any year and that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.
Earnings and Profits Distribution Requirement
In connection with the Spin-Off, Darden will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the consummation of the Spin-Off between Darden and us in a manner that, in Darden’s best judgment, is in accordance with provisions of the Code. A REIT is not permitted to have accumulated earnings and profits attributable to non-REIT years. A REIT has until the close of its first REIT taxable year in which it has non-REIT earnings and profits (i.e., 2016) to distribute all such earnings and profits. Our failure to comply with this rule would require that we pay a “deficiency dividend” to our shareholders and interest to the IRS to distribute any remaining earnings and profits. If we failed to make a deficiency dividend in those circumstances, we would fail to qualify as a REIT.
In order to comply with the requirement that we distribute accumulated earnings and profits attributable to non-REIT years, we will pay the Purging Distribution by declaring a dividend to our shareholders. We will distribute our accumulated earnings and profits attributable to our non-REIT years, including the earnings and profits allocated to us by Darden in connection with the Spin-Off and the earnings and profits we generate in our taxable year ending December 31, 2015. We will pay the Purging Distribution in a combination of cash and our common stock. Each shareholder will be permitted to elect to receive the shareholder’s entire entitlement under the Purging Distribution in either cash or common stock, subject to the Cash Limitation. The Cash Limitation will in no event be less than 20% of the Purging Distribution declaration without regard to any cash that may be paid in lieu of fractional shares. If our shareholders elect to receive an amount of cash in excess of the Cash Limitation, each such electing shareholder will receive a pro rata amount of cash corresponding to the shareholder’s respective entitlement under the Purging Distribution declaration. We currently expect that the aggregate amount of the Purging Distribution will be between approximately $300 million and $400 million. Darden has requested the IRS Ruling, which, if received, is expected to address, in addition to issues relevant to the tax-free treatment of the Spin-Off, certain issues related to our payment of the Purging Distribution in a combination of cash and our stock. In general, the IRS Ruling with respect to the Purging Distribution, if received, is expected to provide, subject to the terms and conditions contained therein, that (1) the Purging Distribution and cash and stock distributions during our first two taxable years as a REIT will be treated as taxable distributions of property with respect to our stock; and (2) the amount of any distribution of our stock received by any shareholder as part of such distributions will be considered to equal the amount of money that could have been received instead. A holder of our common stock would be required to report dividend income as a result of the Purging Distribution even if such shareholder receives no cash or only nominal amounts of cash in the distribution. See “—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders— Distributions.”
Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held as inventory or for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as inventory or property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to avoid prohibited transaction characterization.
Like-Kind Exchanges
We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.
Derivatives and Hedging Transactions
We may enter into hedging transactions, including with respect to foreign currency exchange rate and interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as swap contracts, cap or floor contracts, futures or forward contracts and options. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (1) in the normal course of our business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of a position in such a transaction and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests, which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the REIT asset tests. We intend to structure any hedging transactions in a manner that does not jeopardize our REIT qualification. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.
Foreclosure Property
Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated, and (3) with respect to which we made a proper election to treat the property as foreclosure property.
We will generally be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.
Penalty Tax
Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations or if the interest payments were at a commercially reasonable rate. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.
In the future, a TRS may provide services to our tenants. We would set the fees paid to a TRS for such services at arm’s-length rates, although the fees paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.
Failure to Qualify
If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification as a REIT if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”
If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. See “Risks Related to our Status as a REIT” above. We cannot deduct distributions to shareholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), distributions to shareholders will be taxable as regular corporate dividends. Such dividends paid to U.S. shareholders that are individuals, trusts and estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from re-electing to be subject to tax as a REIT for the four taxable years following the year during which we lose our qualification. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief.
TAXATION OF SHAREHOLDERS
Taxation of Taxable U.S. Shareholders
The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our stock applicable to taxable U.S. shareholders. A “U.S. shareholder” is any holder of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.
Distributions
For such time as we qualify as a REIT, the distributions that we make to our taxable U.S. shareholders out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that we do not designate as capital gain dividends will generally be taken into account by such shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends received by most U.S. shareholders that are individuals, trusts or estates from taxable corporations. Such shareholders, however, are subject to tax at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax) (i.e., the Purging Distribution);

•	dividends received by the REIT from TRSs or other taxable corporations; or

•	income in the prior taxable year from sales of “built-in gain” property acquired by the REIT from corporations in carryover basis transactions (less the amount of corporate tax on such income).
We will pay the Purging Distribution in a combination of cash (in an amount of at least 20% of the Purging Distribution) and our common stock. Each shareholder will be permitted to elect to receive the shareholder’s entire entitlement under the Purging Distribution in either cash or common stock, subject to the Cash Limitation. The Cash Limitation will in no event be less than 20% of the Purging Distribution declaration (without regard to any cash that may be paid in lieu of fractional shares). If our shareholders elect to receive an amount of cash in excess of the Cash Limitation, each such electing shareholder will receive a pro rata amount of cash corresponding to the shareholder’s respective entitlement under the Purging Distribution declaration. We currently expect that the aggregate amount of the Purging Distribution will be between approximately $300 million and $400 million. Darden has requested the IRS Ruling, which, if received, is expected to address, in addition to issues relevant to the tax-free treatment of the Spin-Off, certain issues related to our payment of the Purging Distribution in a combination of cash and our stock. In general, the IRS Ruling with respect to the Purging Distribution, if received, is expected to provide, subject to the terms and conditions contained therein, that (1) the Purging Distribution and cash and stock distributions during our first two taxable years as a REIT will be treated as taxable distributions of property with respect to our stock; and (2) the amount of any distribution of our stock received by any shareholder as part of such distributions will be considered to equal the amount of money that could have been received instead. A taxable U.S. holder of our common stock would be required to report dividend income as a result of a Purging Distribution even if such shareholder received no cash or only nominal amounts of cash in the distribution. Similarly, if in the future we declare a taxable dividend payable in cash or stock at the election of each shareholder, where the aggregate amount of cash to be distributed in such dividend is subject to limitation, taxable shareholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.
Distributions that we designate as capital gain dividends will generally be taxed to our U.S. shareholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the shareholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case we may elect to apply provisions of the Code that treat our U.S. shareholders as having received, solely for tax purposes, our undistributed capital gains, and the shareholders as receiving a corresponding credit for taxes that we paid on such undistributed capital gains. See “—Taxation of REITs in General—Annual Distribution Requirements.” Corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. shareholders that are individuals, trusts and estates, and 35% in the case of U.S. shareholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than twelve months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.
Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally represent a return of capital and will not be taxable to a shareholder to the extent that the amount of such distributions does not exceed the adjusted basis of the shareholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the shareholder’s shares. To the extent that such distributions exceed the adjusted basis of a shareholder’s shares, the shareholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.
To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “—Taxation of REITs in General—Annual Distribution Requirements.” Such losses, however, are not passed through to shareholders and do not offset income of shareholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of shareholders to the extent that we have current or accumulated earnings and profits.
Dispositions of Our Stock
If a U.S. shareholder sells or disposes of shares of our stock, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the shareholder’s adjusted tax basis in the shares of stock. In general, capital gains recognized by individuals, trusts or estates upon the sale or disposition of our stock will be subject to a maximum U.S. federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if the stock is held for one year or less. Gains recognized by shareholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a shareholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may also offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the shareholder as long-term capital gain.
If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You are urged to consult with your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

TAXATION OF NON-U.S. SHAREHOLDERS
The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. shareholders. A “non-U.S. shareholder” is any holder of our common stock other than a partnership or U.S. shareholder.
Ordinary Dividends
The portion of dividends received by non-U.S. shareholders that (1) is payable out of our earnings and profits (including a Purging Distribution), (2) is not attributable to capital gains that we recognize and (3) is not effectively connected with a U.S. trade or business of the non-U.S. shareholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.
In general, non-U.S. shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. shareholder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder will generally be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. shareholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. shareholder that is a corporation.
Non-Dividend Distributions
Unless our stock constitutes a U.S. real property interest (“USRPI”), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (1) the shareholder’s proportionate share of our earnings and profits, plus (2) the shareholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. shareholder of the same type (i.e., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 10% of the amount by which the distribution exceeds the shareholder’s share of our earnings and profits.
Capital Gain Dividends
Under FIRPTA, a distribution that we make to a non-U.S. shareholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. shareholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See “—Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. shareholder that is a corporation. A distribution is not attributable to USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. shareholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain, except that a non-U.S. shareholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the

United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains. We expect that a significant portion of our assets will be USRPIs.
A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and will generally not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as an ordinary dividend (see “—Ordinary Dividends”), if (1) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (2) the recipient non-U.S. shareholder does not own more than 5% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. We anticipate that our common stock will be “regularly traded” on an established securities exchange.
Dispositions of Our Stock
Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. shareholder will generally not be subject to U.S. taxation under FIRPTA. Subject to certain exceptions discussed below, our stock will be treated as a USRPI if 50% or more of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect that 50% or more of our assets will consist of USRPIs.
Even if the foregoing 50% test is met, however, our stock will not constitute a USRPI if we are a domestically controlled REIT. A domestically controlled REIT is a REIT, less than 50% of value of which is held, directly or indirectly, by non-U.S. shareholders at all times during a specified testing period (generally the lesser of the five-year period ending on the date of the disposition of our shares or the period of our existence). As described above, our charter will contain restrictions designed to protect our status as a domestically controlled REIT, and we believe that we will be and will remain, a domestically controlled REIT, and that a sale of our stock should not be subject to taxation under FIRPTA. However, no assurance can be given that we will be or will remain a domestically controlled REIT.
In the event that we are not a domestically controlled REIT, but our stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. shareholder’s sale of our common stock nonetheless also would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. shareholder held 5% or less of our outstanding common stock at any time during a prescribed testing period. We expect that our common stock will be regularly traded on an established securities market.
If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. shareholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.
Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder in two cases: (1) if the non-U.S. shareholder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, except that a non-U.S. shareholder that is a corporation may also be subject to a branch profits tax at a rate of 30% (unless reduced or eliminated by treaty) or (2) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if we are a domestically controlled REIT, upon disposition of our stock (subject to the 5% exception applicable to “regularly traded” stock described above), a non-U.S. shareholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. shareholder (a) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (b) acquires, or enters into a contract or option to acquire, other shares of our common stock within thirty days after such ex-dividend date.

Non-U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock.
Taxation of Tax-Exempt Shareholders
Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt shareholder has not held our stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder) and (2) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt shareholder.
Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such shareholders to characterize distributions that we make as UBTI.
In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of any dividends received from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) we are required to “look through” one or more of our pension trust shareholders in order to satisfy the REIT “closely held” test and (2) either (a) one pension trust owns more than 25% of the value of our stock or (b) one or more pension trusts, each individually holding more than 10% of the value of our stock, collectively own more than 50% of the value of our stock. Certain restrictions on ownership and transfer of shares of our stock generally should prevent a tax-exempt entity from owning more than 10% of the value of our stock and generally should prevent us from becoming a pension-held REIT.
Tax-exempt shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock.
OTHER TAX CONSIDERATIONS
Legislative or Other Actions Affecting REITs
The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury, which review may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common stock.
Medicare 3.8% Tax on Investment Income
Certain U.S. shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and certain other investment income, including capital gains from the sale or other disposition of our common stock.
Foreign Account Tax Compliance Act
Withholding at a rate of 30% generally will be required on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale or other disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by U.S. persons, or (ii) if required under an intergovernmental agreement between the U.S. and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country, or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and, after December 31, 2016, gross proceeds from the sale or other disposition of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the IRS. Prospective investors should consult their tax advisors regarding the possible implications of these rules on their investment in our common stock.
State, Local and Foreign Taxes
We and our subsidiaries and shareholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. Our state, local or foreign tax treatment and that of our shareholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes that we incur do not pass through to shareholders as a credit against their U.S. federal income tax liability. Prospective investors are urged to consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

LEGAL MATTERS
The validity of our shares and certain other matters of Maryland law will be passed upon by Hogan Lovells US LLP. Certain tax matters will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP.
INDEPENDENT AUDITORS
The balance sheet of Four Corners Property Trust, Inc. as of July 16, 2015, the combined financial statements of LongHorn San Antonio Business as of December 31, 2014 and 2013 and for each of the years in the three year period ended December 31, 2014 and the combined balance sheets of Four Corners Properties as of December 31, 2014 and 2013 and the related financial statement schedule of real estate assets and accumulated depreciation included herein and in the registration statement have been audited by KPMG LLP, independent registered public accounting firm, as stated in their reports appearing herein.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form 10 with the SEC, of which this information statement forms a part, with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov.
Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.
As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov.
We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.
You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.
Darden is a publicly traded company and is subject to the reporting requirements of the SEC and is required to file with the SEC annual, quarterly and special reports, proxy statements and other information. Darden’s publicly available filings can be found on the SEC’s website at www.sec.gov. Darden’s filings are not incorporated by reference into our registration statement on Form 10 filed with the SEC, of which this information statement forms a part.

Report of Independent Registered Public Accounting Firm
The Board of Directors
Four Corners Property Trust, Inc.:
We have audited the accompanying balance sheet of Four Corners Property Trust, Inc. (the Company) as of July 16, 2015. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Four Corners Property Trust, Inc. as of July 16, 2015, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Orlando, Florida
August 10, 2015
Certified Public Accountants

FOUR CORNERS PROPERTY TRUST, INC.
BALANCE SHEET
AS OF JULY 16, 2015 (date of capitalization)

ASSETS
Cash	$1,000
Total assets	$1,000

SHAREHOLDER’S EQUITY
Common stock and additional paid-in capital, par value $0.01 per share; 100 shares authorized, 10 shares issued and outstanding	$1,000
Total shareholder’s equity	$1,000
See accompanying notes to balance sheet.

FOUR CORNER PROPERTY TRUST, INC.
NOTES TO BALANCE SHEET

NOTE 1 - ORGANIZATION
Four Corners Property Trust, Inc. (“Four Corners”) was incorporated as a Maryland Corporation on July 2, 2015 and capitalized on July 16, 2015 for the purpose of owning, acquiring and leasing properties, on a triple-net basis, for use in the restaurant industry and potentially other industries. Upon effectiveness of our registration statement, we will also operate six LongHorn Steakhouse restaurants located in the San Antonio, Texas area subject to franchise agreements with Darden Restaurants, Inc. (“Darden”), which will be executed at effectiveness. Four Corners has no material assets or any operations. Four Corners’ sole shareholder is Rare Hospitality International, Inc., an indirect wholly owned subsidiary of Darden. Any references to “the Company”, “we”, “us”, or “our” refers to Four Corners as owned by Darden.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Our balance sheet has been prepared in accordance with U.S. generally accepted accounting principles. Statements of income (loss), equity and cash flows have not been presented here as there has been no activity since capitalization, other than the issuance of common stock for cash in connection with the capitalization of Four Corners.
NOTE 3 - SHAREHOLDER’S EQUITY
We have been capitalized with the issuance of 10 shares of common stock ($0.01 par value per share) for a total of $1,000.
NOTE 4 - SUBSEQUENT EVENTS
We evaluate subsequent events in accordance with FASB Accounting Standards Codification Topic 855, Subsequent Events. Subsequent events were evaluated through the date on which this financial statement was issued.

Report of Independent Registered Public Accounting Firm
The Board of Directors
Four Corners Property Trust, Inc.:
We have audited the accompanying combined balance sheets of the LongHorn San Antonio Business (the Company) as of December 31, 2014 and 2013, and the related combined statements of comprehensive income (loss), changes in parent company equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the LongHorn San Antonio Business as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
As described in note 2, the combined financial statements of the Company include allocations of certain overhead costs. These costs may not be reflective of the actual level of costs incurred had the Company operated as a separate entity.

/s/ KPMG LLP
Orlando, Florida
August 10, 2015
Certified Public Accountants

LONGHORN SAN ANTONIO BUSINESS
COMBINED BALANCE SHEETS
(In thousands)

	December 31,
	2014	2013
ASSETS
Current assets:
Cash	$7	$7
Inventories	113	165
Prepaid expenses	62	52
Deferred income tax assets	38	31
Total current assets	220	255
Land, buildings and equipment, net	11,722	12,545
Other assets	7	7
Total assets	$11,949	$12,807

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable	$450	$432
Accrued payroll	136	109
Other accrued taxes	407	407
Other current liabilities	342	262
Total current liabilities	1,335	1,210
Deferred income taxes	1,033	1,220
Deferred rent	484	406
Other liabilities	99	99
Total liabilities	2,951	2,935
Parent company equity:
Parent company investment	8,998	9,872
Total parent company equity	8,998	9,872
Total liabilities and parent company equity	$11,949	$12,807
See accompanying notes to combined financial statements.

LONGHORN SAN ANTONIO BUSINESS
COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Years Ended December 31,
	2014	2013	2012

Sales, net	$17,695	$16,907	$16,524
Costs and expenses:
Food and beverage	7,124	6,766	6,565
Restaurant labor	4,639	4,518	4,229
Restaurant expenses	3,011	2,716	2,875
Selling, general and administrative	2,168	2,127	2,154
Depreciation	863	875	881
Total costs and expenses	17,805	17,002	16,704
Loss before income taxes	(110)	(95)	(180)
Income tax (benefit)	(142)	(124)	(141)
Net income (loss) and comprehensive income (loss)	$32	$29	$(39)
See accompanying notes to combined financial statements.

LONGHORN SAN ANTONIO BUSINESS
COMBINED STATEMENTS OF CHANGES IN PARENT COMPANY EQUITY
(In thousands)

Parent Company Investment
Balance at December 31, 2011	$11,445
Net loss and comprehensive loss	(39)
Net transfers to parent	(675)
Balance at December 31, 2012	10,731
Net income and comprehensive income	29
Net transfers to parent	(888)
Balance at December 31, 2013	9,872
Net income and comprehensive income	32
Net transfers to parent	(906)
Balance at December 31, 2014	$8,998
See accompanying notes to combined financial statements.

LONGHORN SAN ANTONIO BUSINESS
COMBINED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2014	2013	2012
Cash flows - operating activities
Net income (loss) and comprehensive income (loss)	$32	$29	$(39)
Adjustments to reconcile net income (loss) and comprehensive income (loss) to cash provided by operating activities:
Depreciation	863	875	881
Loss on disposal of land, building and equipment	15	14	20
Stock based compensation expense	117	118	52
Deferred income taxes	(194)	(187)	(168)
Changes in operating assets and liabilities:
Inventories	52	(39)	26
Prepaid expenses	(10)	6	(7)
Accounts payable	18	56	(70)
Accrued payroll	27	15	(52)
Other accrued taxes	—	5	45
Other current liabilities	80	20	67
Other assets and liabilities	(117)	(77)	(28)
Change in deferred rent liability	78	79	79
Net cash provided by operating activities	961	914	806
Cash flows - investing activities
Purchases of land, buildings and equipment	(55)	(26)	(131)
Net cash used in investing activities	(55)	(26)	(131)
Cash flows - financing activities
Net transfers to parent	(906)	(888)	(675)
Net cash used in financing activities	(906)	(888)	(675)
Change in cash	—	—	—
Cash - beginning of year	7	7	7
Cash - end of year	$7	$7	$7
See accompanying notes to combined financial statements.

LONGHORN SAN ANTONIO BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The Separation
On June 23, 2015, Darden Restaurants, Inc. (“Darden”) announced its plan to separate its business into two separate and independent publicly traded companies: Darden, which will continue to operate a wide range of restaurant and dining options at various price points through its existing operations; and Four Corners Property Trust, Inc. (“Four Corners”), which will own, acquire and lease properties, on a triple-net basis, for use in the restaurant industry and potentially other industries. Upon effectiveness of Four Corners’ registration statement, Four Corners will also operate six LongHorn Steakhouse restaurants located in the San Antonio, Texas area subject to franchise agreements with Darden which will be executed at effectiveness (the “LongHorn San Antonio Business”). Any references to “Longhorn Steakhouse”, “the Company”, “we”, “us”, or “our” in these combined financial statements refers to LongHorn San Antonio Business operated as part of Darden.
Darden will accomplish the separation by effecting an internal restructuring that includes the establishment of Four Corners, a Maryland corporation and an indirect wholly-owned subsidiary of Darden. Four Corners was incorporated on July 2, 2015 and capitalized on July 16, 2015. Additionally, Four Corners Property Operating Partnership, LP and Kerrow Holdings, LLC will be established as wholly owned subsidiaries of Four Corners. Prior to the separation, Darden will contribute the equity of entities that hold 424 restaurant properties, 418 of which will be leased to Darden (the “Four Corners Properties”), across 44 states representing restaurant properties from five of Darden’s brands to Four Corners Property Operating Partnership, LP and the LongHorn San Antonio Business to Kerrow Holdings, LLC in exchange for cash and all of Four Corners‘ common stock. At the time of separation, Darden will distribute all of the outstanding shares of Four Corners common stock pro rata to the holders of Darden common stock (the “Spin-Off”).
The proposed Spin-Off is intended to take the form of a tax-free spin-off to Darden’s stockholders for U.S. federal income tax purposes, except for cash paid in lieu of fractional shares.
The Spin-off is contingent on the satisfaction or waiver of certain conditions, which include, but are not limited to: final approval of the transaction by Darden’s Board of Directors; receiving an opinion from Skadden, Arps, Slate, Meagher & Flom LLP with respect to the qualification of the Spin-Off as tax-free under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended; certain restructuring steps have been completed; U.S. Securities and Exchange Commission (the “SEC”) declaration that Four Corners‘ registration statement on Form 10 is effective; Four Corners common stock to be delivered in the Spin-Off has been accepted for listing on the NYSE subject to compliance with applicable listing requirements; and all required governmental and third-party approvals will have been obtained and be in full force and effect.
Prior to the Spin-Off, Four Corners and Darden will enter into a number of agreements to govern their relationship following the Spin-Off.
Operations
The LongHorn San Antonio Business operates in the full-service dining segment of the restaurant industry. At December 31, 2014, we owned and operated six LongHorn Steakhouse® brand name restaurants in the in the San Antonio, Texas area.
Basis of Presentation
These accompanying combined financial statements have been prepared on a stand-alone basis and are derived from Darden’s consolidated financial statements and underlying accounting records. The combined financial statements reflect the historical results of operations, financial position and cash flows as though we were operated as part of Darden prior to the distribution, in conformity with U.S. generally accepted accounting principles (“GAAP”). The assets to be contributed and liabilities assumed presented in the accompanying combined financial statements reflect Darden’s historical carrying value of the assets and liabilities as of the financial statement date consistent with the accounting for spin-off transactions in accordance with GAAP.
The combined financial statements include all revenues and costs allocatable to us either through specific identification or allocation, and all assets and liabilities directly attributable to us as derived from the operations of the restaurants. The combined statements of comprehensive income (loss) include allocations of certain costs from Darden incurred on our behalf. There were no intercompany transactions to eliminate in combination. See Note 2 - Related Party Transactions for a further description of allocated expenses.

LONGHORN SAN ANTONIO BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Use of Estimates
The preparation of these combined financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions used in the accompanying combined financial statements are based on management’s evaluation of the relevant facts and circumstances as of the date of the combination. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements, and such differences could be material.
Cash
Cash consists of petty cash held at each of our restaurants. See Note 2 - Related Party Transactions for a description of our cash sharing agreement with Darden.
Inventories
Inventories consist of food and beverages and disposable items and are valued at the lower of weighted-average cost or market.
Land, Buildings and Equipment, Net
Land, buildings and equipment, net are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from 7 to 40 years using the straight-line method. Leasehold improvements, which are reflected on our combined balance sheets as a component of buildings, within land, buildings and equipment, net, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from 2 to 15 years also using the straight-line method. Real estate development and construction costs for newly constructed restaurants are capitalized in the period in which they are incurred. See Note 3 – Land, Buildings and Equipment, Net for additional information. Losses on the disposal of land, buildings and equipment are included in restaurant expenses in our accompanying combined statements of comprehensive income (loss) and were $15 thousand, $14 thousand, and $20 thousand for the years ended December 31, 2014, 2013, and 2012, respectively.
Impairment of Long-Lived Assets
We continually monitor events and changes in circumstances that could indicate that the carrying amount of our land, buildings and equipment may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of those assets through their undiscounted future cash flows generated through operations and the eventual disposition of the assets. If, based on this analysis, we do not believe that we will be able to recover the carrying value of our land, building and equipment, we will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the related assets.
We account for exit or disposal activities in accordance with FASB Topic 420, Exit or Disposal Cost Obligations. Such costs include the cost of disposing of the assets as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred. Upon disposal of the assets, any gain or loss is recorded in the same caption within our combined statements of income (loss) as the original impairment.
Insurance Accruals
Through the use of Darden’s insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers’ compensation, certain employee medical and general liability programs. Darden carries insurance for individual workers’ compensation and general liability claims that exceed $500 thousand. Accrued liabilities are recorded based on our estimates of the anticipated ultimate costs to settle all claims. The cost of insurance premiums are allocated to us by Darden and may not be representative of the costs we would incur on a stand-alone basis. See Note 2 - Related Party Transactions for a further description of allocated expenses.
Costs related to workers’ compensation and general liabilities are reflected in our combined statements of comprehensive income (loss) in restaurant expenses. Total costs, inclusive of claims and fees, were $186 thousand, $98 thousand and $216 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.

LONGHORN SAN ANTONIO BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Revenue Recognition
Sales, as presented in our combined statements of comprehensive income (loss), represent food and beverage product sold and is presented net of the following discounts: coupons, employee meals, complimentary meals and gift cards. Revenue from restaurant sales is recognized when food and beverage products are sold. We recognize sales from our gift cards when the gift card is redeemed by the customer. Sales taxes collected from customers and remitted to governmental authorities are presented on a net basis within sales in our combined statements of comprehensive income (loss).
Food and Beverage Costs
Food and beverage costs include inventory, warehousing, related purchasing and distribution costs. Vendor allowances received in connection with the purchase of a vendor’s products are recognized as a reduction of the related food and beverage costs as earned. Advance payments are made to Darden by the vendors based on estimates of volume to be purchased from the vendors and the terms of the agreement. As we make purchases from the vendors each period, Darden allocates the pro rata portion of allowances earned by us. We record these allowances as a reduction of food and beverage costs in the period earned. We consider the allocation methodology and results to be reasonable for the periods presented.
Income Taxes
Historically, we have been included in the consolidated federal income tax return of Darden, as well as certain state tax returns where Darden files on a combined basis. We apply the provisions of FASB Accounting Standards Codification (“ASC”) Topic 740, Income Taxes, and compute the provision for income taxes on a separate return basis. The separate return method applies the accounting guidance for income taxes to the stand-alone combined financial statements as if we were a separate taxpayer and a stand-alone enterprise for the periods presented. The calculation of income taxes for us on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. We believe that the assumptions and estimates used to compute these tax amounts are reasonable. However, our combined financial statements may not necessarily reflect our income tax expense or tax payments in the future, or what our tax amounts would have been if we had been a stand-alone enterprise during the periods presented.
Federal and state income taxes currently payable are settled though our parent company equity account. We provide for taxes that are deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.
Excluding our charitable contribution carryforward, we generally expect to fully utilize our deferred tax assets; however, when necessary, we record a valuation allowance to reduce our net deferred tax assets to the amount that is more likely than not to be realized. Additionally, FASB ASC Topic 740, Income Taxes, requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than 50 percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.
In determining the need for a valuation allowance or the need for uncertain tax positions, we make certain estimates and assumptions. These estimates and assumptions are based on, among other things, knowledge of the operations, markets, historical trends and likely future changes and, when appropriate, the opinion of advisors with knowledge and expertise in relevant fields. Due to certain risks associated with our estimates and assumptions, actual results could differ. See Note 6 - Income Taxes for additional information.
Leases
For operating leases, which consist of ground leases, we recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise the options would result in an economic penalty to us. Differences between amounts paid and amounts expensed are recorded as deferred rent. Within the provisions of certain of our leases, there are escalations in payments over the base lease term, as well as renewal periods. The effects of the escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods where failure to exercise such options would result in an economic penalty to us. The lease term commences on the

LONGHORN SAN ANTONIO BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

date when we have the right to control the use of the leased land, which is typically before rent payments are due under the terms of the lease. Some of our ground leases have renewal periods totaling 5 to 20 years, exercisable at our option and require payment of property taxes and maintenance costs in addition to the rent payments. The combined financial statements reflect the same lease term as we use to determine capital versus operating lease classifications in calculating straight-line rent expense for each ground lease.
Advertising
Production costs of commercials are allocated to us in the year the advertising is first aired. The costs of programming and other advertising, promotion and marketing programs are allocated to us in the year incurred. The amount of advertising expense that was allocated to us is included in selling, general and administrative expenses and was $819 thousand, $777 thousand and $751 thousand for the years ended December 31, 2014, 2013, 2012, respectively.
Stock-Based Compensation
Certain of our employees participate in Darden’s stock grant plan. We recognize the cost of employee service received in exchange for awards of equity instruments based on the fair value of those awards. The stock-based compensation plan in which our employees participate is described further in Note 7 - Stock-Based Compensation. Darden also charges us for compensation expense related to stock-based compensation awards granted to employees that support our operations. See Note 2 - Related Party Transactions for a further description of allocated expenses.
Segment Reporting
We comply with the reporting requirements of FASB ASC Topic 280, Segment Reporting. Management measures and reviews segment performance for internal reporting purposes in accordance with the “management approach” defined in ASC 280. We operate in one operating and reportable segment within full-service dining.
Net Income (Loss) Per Share
We do not present historical net income (loss) per share as common stock was not part of our capital structure for the periods presented.
Parent Company Equity
Parent company equity in the combined balance sheets represents Darden’s historical investment in us, our accumulated net income (loss) after taxes, and the net effect of transactions with, and allocations from, Darden. The combined statements of changes in parent company equity include net cash transfers from Darden and us.
All intercompany transactions effected through parent company equity in the accompanying combined balance sheets have been considered cash receipts and payments for purposes of the combined statements of cash flows and are reflected in financing activities in the accompanying combined statements of cash flows. See Note 2- Related Party Transactions for additional information.
Application of New Accounting Standards
In April 2014, the FASB issued Accounting Standards Update No. (“ASU No.”) 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360), Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This update modifies the requirements for reporting discontinued operations. Under the amendments in ASU 2014-08, the definition of discontinued operations has been modified to only include those disposals of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This update also expands the disclosure requirements for disposals that meet the definition of a discontinued operation and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. This update was effective for us on January 1, 2015. Adoption of this guidance has had no material impact on our combined financial statements and related disclosures.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The update provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows. This update was originally effective for annual and interim periods beginning after December 16, 2016 which would have

LONGHORN SAN ANTONIO BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

required us to adopt these provisions on January 1, 2017. In July 2015, the FASB affirmed its proposal for a one year deferral of the effective date. Early application is now permitted, but not before the original effective date. This update permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect this guidance will on our combined financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.
In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis which makes certain changes to both the variable interest model and the voting model including changes to (1) the identification of variable interests (fees paid to a decision maker or service provider), (2) the variable interest entity characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. ASU 2015-02 is effective for us beginning January 1, 2016. We are evaluating the effect this guidance will have on our combined financial statements and related disclosures.
In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which applies to inventory that is measured using first-in, first-out (“FIFO”) or average cost. Under the updated guidance, an entity should measure inventory that is within scope at the lower of cost and net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, last-out (“LIFO”). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of adopting this guidance.
NOTE 2 – RELATED PARTY TRANSACTIONS
Allocation of Corporate Expenses
We have historically been managed in the normal course of business by Darden and its subsidiaries. We have included all direct costs incurred in connection with our operations for which specific identification was practical. Additionally, certain shared costs and certain support functions have been allocated to us and reflected as expenses in the stand-alone combined financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical Darden expenses allocatable to us for purposes of the stand-alone financial statements; however, the expenses reflected in the combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if we had operated as a separate, stand-alone entity. Management does not believe, however, that it is practicable to estimate what these expenses would have been had we operated as separate, stand-alone entity, including any expenses associated with obtaining any of these services from unaffiliated entities. Actual costs that would have been incurred had we been a stand-alone entity would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. In addition, the expenses reflected in the combined financial statements may not be indicative of expenses that will be incurred by us in the future.
The costs allocated to us were made on the basis of operating weeks, net sales or other relevant measures. Corporate expense allocations primarily relate to centralized corporate functions, including advertising, finance, accounting, treasury, tax, legal, internal audit, human resources, facilities, risk management functions, employee benefits and stock based compensation (except for specifically identified stock-based compensation benefits discussed in Note 7 - Stock-Based Compensation). In addition, corporate expenses include, among other costs, maintenance of existing software, technology and websites, development of new or improved software technology, professional fees for legal, accounting, and financial services, non-income taxes and expenses related to litigation, investigations, or similar matters. Corporate expenses of $1.2 million, $1.2 million and $1.3 million were allocated to us during the years ended December 31, 2014, 2013 and 2012, respectively, and have been included within selling, general and administrative expenses in the combined statements of comprehensive income (loss). All of the corporate allocations of costs are deemed to have been incurred and settled through parent company equity in the period where the costs were recorded. Following the Spin-Off, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by Darden under transition services agreements.
Cash Management and Treasury
Darden uses a centralized approach to cash management and financing of operations. Our cash is deposited into our depository bank account on a regular schedule and Darden “sweeps” our account nightly to a zero balance, moving the funds to Darden’s corporate account. Darden also funds our operating and investing activities as needed. Transfers of cash both to and from

LONGHORN SAN ANTONIO BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Darden (including year-end receivable or payable balances) are included within parent company investment on the combined statements of changes in parent company equity. Interest costs for intercompany borrowings associated with major capital outlays for the construction of land, buildings, and equipment associated with opening restaurants or significant remodelings, are charged to the restaurants. We have not included any interest charges for intercompany cash transactions, since historically, Darden has not allocated interest related to short term working capital intercompany advances to any of its businesses. Darden has issued debt for general corporate purposes and acquisitions but in no case has any such debt been guaranteed or assumed by LongHorn San Antonio Business or otherwise secured by the assets of LongHorn San Antonio Business. Aside from the aforementioned capital outlays, as Darden’s debt and related interest is not directly allocatable to us, these amounts have not been reflected in these combined financial statements.
NOTE 3 - LAND, BUILDINGS AND EQUIPMENT, NET
The components of land, buildings and equipment, net, were as follows:

	December 31,
(In thousands)	2014	2013
Land	$3,069	$3,069
Buildings	8,992	8,987
Equipment	3,521	3,515
Total land, buildings and equipment	15,582	15,571
Less: accumulated depreciation	(3,860)	(3,026)
Land, buildings and equipment, net	$11,722	$12,545
NOTE 4 - OTHER CURRENT LIABILITIES
The components of other current liabilities were as follows:

	December 31,
(In thousands)	2014	2013
Sales and other taxes	$133	$127
Insurance-related liabilities	157	86
Employee benefits	52	49
Total other current liabilities	$342	$262
NOTE 5 – LEASES
An analysis of rent expense for our ground leases, which is recorded in restaurant expenses in our combined statements of comprehensive income (loss), is as follows:

	Years Ended December 31,
(In thousands)	2014	2013	2012
Restaurant minimum rent	$362	$362	$362
Restaurant rent averaging expense	79	79	79
Total rent expense	$441	$441	$441

LONGHORN SAN ANTONIO BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

The annual future lease commitments under non-cancelable operating leases for each of the five years subsequent to December 31, 2014 and thereafter is as follows:

(in thousands)
2015	$364
2016	388
2017	396
2018	396
2019	396
Thereafter	461
Total future lease commitments	$2,401

NOTE 6 - INCOME TAXES
Our operating results have been included in Darden’s consolidated U.S. federal and one state income tax return. For purposes of our combined financial statements, income tax expense and benefit, and deferred tax balances have been recorded as if we filed tax returns on a stand-alone basis separate from Darden. The separate return method applies the accounting guidance for income taxes to the stand-alone financial statements as if we were a separate taxpayer and a stand-alone enterprise for the periods presented. Income taxes currently receivable are deemed to have been remitted to Darden, in cash, in the period the receivable arose had we been a separate taxpayer.
The components of loss before income taxes and the provision for income taxes and benefit thereon were as follows:

	Years Ended December 31,
(In thousands)	2014	2013	2012
Loss before income tax (benefit):	$(110)	$(95)	$(180)
The provision (benefit) for income taxes was as follows:

	Years Ended December 31,
(In thousands)	2014	2013	2012
Current:
Federal	$33	$43	$9
Current state and local	19	19	18
Total current	52	62	27
Deferred:
Federal deferred	(194)	(186)	(168)
Total deferred	(194)	(186)	(168)
Total income tax (benefit)	$(142)	$(124)	$(141)
Income taxes receivable settled through our parent company equity were as follows:

	December 31,
(In thousands)	2014	2013	2012
Income taxes receivable settled through parent company equity	$52	$62	$27
As we were in a tax receivable position for the years ended December 31, 2014, 2013, and 2012, no income taxes were paid.

LONGHORN SAN ANTONIO BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate included in the accompanying combined statements of comprehensive income (loss):

	Years Ended December 31,
	2014	2013	2012
U.S. statutory rate	34.0%	34.0%	34.0%
State and local income taxes, net of federal tax benefits	(11.4)	(13.1)	(6.6)
Benefit of federal income tax credits	177.1	193.8	101.8
Valuation allowance	(29.3)	(49.3)	(33.8)
Permanent differences	(41.3)	(34.9)	(17.1)
Effective income tax rate	129.1%	130.5%	78.3%
The decrease in our effective rate for 2014 is primarily due to the impact of Federal Insurance Contributions Act (“FICA”) tax credits for employee related tips, Work Opportunity Tax Credits and permanent differences, offset by our valuation allowance. The increase in our effective tax rate for 2013 is due to the increased impact of FICA tax credits for employee related tips and Work Opportunity Tax Credits.
The tax effects of temporary differences that gave rise to deferred tax assets and liabilities were as follows:

	December 31,
(In thousands)	2014	2013
Compensation and employee benefits	$171	$118
Charitable contribution and credit carryforwards	370	270
Valuation allowance - carryforward items	(140)	(107)
Other	4	6
Gross deferred tax assets	405	287
Buildings and equipment	(1,400)	(1,476)
Gross deferred tax liabilities	(1,400)	(1,476)
Net deferred tax liabilities	$(995)	$(1,189)
NOTE 7 - STOCK-BASED COMPENSATION
Certain of our employees participate in a stock-based compensation plan sponsored by Darden. This plan provides employees with Darden stock units (“DSUs”). Given that our employees directly benefit from participation in this plan, the expense incurred by Darden for awards granted to its employees that work in our restaurants has been reflected in our combined statements of comprehensive income (loss) in restaurant labor expenses and totaled $117 thousand, $118 thousand and $52 thousand for the years ended December 31, 2014, 2013 and 2012, respectively. Stock-based compensation has been identified by individual for employees working in our restaurants.
DSUs are granted at a value equal to the market price of Darden common stock on the date of grant and will be settled in cash at the end of their vesting periods, which range between four and five years, at the then market price of Darden common stock. Compensation expense is measured based on the market price of Darden common stock each period and is amortized over the vesting period; the vested portion is carried as a liability on our combined balance sheets.
Stock-based compensation costs have been deemed paid by us to Darden in the period in which the awards vested and are reflected in the parent company investment in our combined balance sheets.

LONGHORN SAN ANTONIO BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

The following information is based on the stock-based compensation award activity related to those individuals who are directly employed at our restaurants and does not include information related to the stock-based compensation activity for those corporate employees who support our restaurants that was allocated to us in the amounts of $79 thousand, $123 thousand, and $132 thousand for the years ended December 31, 2014, 2013, and 2012, respectively. These allocated costs relate to various awards that Darden offers to key employees and non-employee directors; including non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards and other stock-based awards including performance stock units and DSUs. We believe that the below disclosed stock-based compensation for those individuals who are directly employed at our restaurants is the most meaningful for disclosure purposes.
The following table presents a summary of the DSU activity as of and for the year ended December 31, 2014:

	Units (In thousands)	Weighted-Average Grant Date Fair Value Per Share
Outstanding beginning of period	4,602	$44.24
Units granted	953	$45.65
Units vested	(918)	$31.20
Units forfeited	(77)	$46.85
Transfers in/(out)	(439)	$45.77
Outstanding end of period	4,121	$47.33
Based on the value of Darden common stock as of December 31, 2014, there was $99 thousand of unrecognized compensation cost related to DSUs granted under the Darden incentive plan. This cost is expected to be recognized over a weighted-average period of 3.1 years. The fair value of DSUs that vested during the year ended December 31, 2014 was $42 thousand.
As of December 31, 2014, our DSU liability was $127 thousand, including $28 thousand recorded in other current liabilities and $99 thousand recorded in other liabilities on our combined balance sheets. As of December 31, 2013, our DSU liability was $137 thousand, including $38 thousand recorded in other current liabilities and $99 thousand recorded in other liabilities on our combined balance sheets.
NOTE 8 - COMMITMENTS AND CONTINGENCIES
We are subject to private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. A number of these lawsuits, proceedings and claims may exist at any given time. These matters typically involve claims from guests, employee wage and hour claims and others related to operational issues common to the restaurant industry. We record our best estimate of a loss when the loss is considered probable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the lawsuits, proceedings or claims. While the resolution of a lawsuit, proceeding or claim may have an impact on our financial results for the period in which it is resolved, we believe that the maximum liability related to probable lawsuits, proceedings and claims in which we are currently involved, individually and in the aggregate, will not have a material adverse effect on our financial position, results of operations or liquidity.
NOTE 9 - SUBSEQUENT EVENTS
We evaluate subsequent events in accordance with FASB ASC Topic 855, Subsequent Events. Subsequent events were evaluated the date on which these financial statements were issued.

Report of Independent Registered Public Accounting Firm
The Board of Directors
Four Corners Properties Trust, Inc.:
We have audited the accompanying combined balance sheets of the Four Corners Properties (the Company) as of December 31, 2014 and 2013. In connection with our audits of the combined balance sheets, we also have audited financial statement Schedule III - Schedule of Real Estate Assets and Accumulated Depreciation. These combined balance sheets and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined balance sheets and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balances are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the combined balance sheets referred to above present fairly, in all material respects, the financial position of the Four Corners Properties as of December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic combined balance sheets taken as a whole, presents fairly, in all material respects, the information set forth therein.
The accompanying combined balance sheets were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the registration statement on Form 10 of Four Corners Property Trust, Inc., as described in note 1 to the combined balance sheets. They are not intended to be a complete presentation of the properties’ operations.

/s/ KPMG LLP
Orlando, Florida
August 10, 2015
Certified Public Accountants

FOUR CORNERS PROPERTIES
COMBINED BALANCE SHEETS
(In thousands)

	December 31,
	2014	2013
ASSETS
Land, buildings and equipment, net	$843,088	$868,753
Total assets	$843,088	$868,753

LIABILITIES AND PARENT COMPANY EQUITY
Liabilities:
Deferred income taxes	$60,174	$63,982
Total liabilities	60,174	63,982
Parent company equity:
Parent company investment	782,914	804,771
Total parent company equity	782,914	804,771
Total liabilities and parent company equity	$843,088	$868,753
See accompanying notes to combined financial statements.

FOUR CORNERS PROPERTIES
NOTES TO COMBINED BALANCE SHEETS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The Separation
On June 23, 2015, Darden Restaurants, Inc. (“Darden”) announced its plan to separate its business into two separate and independent publicly traded companies: Darden, which will continue to operate a wide range of restaurant and dining options at various price points through its existing operations; and Four Corners Property Trust, Inc. (“Four Corners”), which will own, acquire and lease properties, on a triple-net basis, for use in the restaurant industry and potentially other industries. Any references to “the Company”, “we”, “us”, or “our” refers to Four Corners Properties operated as part of Darden.
Darden will accomplish the separation by effecting an internal restructuring that includes the establishment of Four Corners, a Maryland corporation and an indirect wholly-owned subsidiary of Darden. Four Corners was incorporated on July 2, 2015 and capitalized on July 16, 2015. Additionally, Four Corners Property Operating Partnership, LP and Kerrow Holdings, LLC will be established as wholly owned subsidiaries of Four Corners. Prior to the separation, Darden will contribute the equity of entities that hold 424 restaurant properties, 418 of which will be leased to Darden (the “Four Corners Properties”), across 44 states representing restaurant properties from five of Darden’s brands to Four Corners Property Operating Partnership, LP and the LongHorn San Antonio Business to Kerrow Holdings, LLC in exchange for cash and all of Four Corners common stock. At the time of separation, Darden will distribute all of the outstanding shares of Four Corners common stock pro rata to the holders of Darden common stock (the “Spin-Off”).
The proposed Spin-Off is intended to take the form of a tax-free spin-off to Darden’s stockholders for U.S. federal income tax purposes, except for cash paid in lieu of fractional shares.
The Spin-off is contingent on the satisfaction or waiver of certain conditions, which include, but are not limited to: final approval of the transaction by Darden’s Board of Directors; receiving an opinion from Skadden, Arps, Slate, Meagher & Flom LLP with respect to the qualification of the Spin-Off as tax-free under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended; certain restructuring steps have been completed; U.S. Securities and Exchange Commission (the “SEC”) declaration that Four Corners‘ registration statement on Form 10 is effective; Four Corners common stock to be delivered in the Spin-Off has been accepted for listing on the NYSE subject to compliance with applicable listing requirements; and all required governmental and third-party approvals will have been obtained and be in full force and effect.
Effective immediately upon the Spin-Off, Four Corners and Darden will enter into certain leases, under which Darden will lease the Four Corners Properties from Four Corners on a triple-net basis. Prior to the Spin-Off, Four Corners and Darden will enter into a number of agreements to govern their relationship following the Spin-Off.
Operations
Four Corners Properties will be engaged in the ownership, acquisition and leasing, on a triple-net basis, of restaurant and retail properties. We intend to elect and qualify to be subject to tax as a REIT commencing with our taxable year beginning January 1, 2016. Subsequent to the Spin-Off and prior to the effective date of our REIT election, we will be taxed as a C Corporation.
Basis of Presentation
These accompanying combined balance sheets present the restaurant property assets and liabilities that will be transferred to Four Corners Properties in the planned separation and Spin-Off. The balance sheets have been prepared on a stand-alone basis, are derived from Darden’s consolidated financial statements and underlying accounting records and reflects Darden’s historical carrying value of the assets and liabilities as of the financial statement dates consistent with the accounting for spin-off transactions in accordance with U.S. generally accepted accounting principles (“GAAP”). There were no intercompany transactions to eliminate in combination. Statements of earnings, equity and cash flow have not been presented since we have not generated any historical revenue for Darden.
Use of Estimates
The preparation of these combined balance sheets requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. The estimates and assumptions used in the accompanying combined balance sheets are based on management’s evaluation of the relevant facts and circumstances as of the date of the combination. Actual results may differ from the estimates and assumptions used in preparing the accompanying combined balance sheets, and such differences could be material.

FOUR CORNERS PROPERTIES
NOTES TO COMBINED BALANCE SHEETS (continued)

Land, Buildings and Equipment, Net
Land, buildings and equipment, net are recorded at cost less accumulated depreciation. Land buildings and equipment include land, restaurant buildings and equipment affixed to the restaurants buildings. Costs related to the acquisition and improvements of properties are capitalized and depreciated over the expected useful life of the asset. Real estate development and construction costs for newly constructed restaurants are capitalized in the period in which they are incurred. Significant replacements and betterments are capitalized.
Building components are depreciated over estimated useful lives ranging from 7 to 40 years using the straight-line method. Equipment is depreciated over estimated useful lives ranging from 2 to 15 years also using the straight-line method. See Note 3 - Land, Buildings and Equipment, Net for additional information.
Impairment of Long-Lived Assets
We continually monitor events and changes in circumstances that could indicate that the carrying amount of our land, buildings and equipment may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of those assets through their undiscounted future cash flows and the eventual disposition of the assets. If, based on this analysis, we do not believe that we will be able to recover the carrying value of our land, building and equipment, we will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the related assets.
Income Taxes
Four Corners intends to elect and qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year beginning January 1, 2016. To qualify as a REIT, Four Corners must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its annual REIT taxable income to shareholders. As a REIT, Four Corners will generally not be subject to U.S. federal income tax on income that we distribute as dividends to our shareholders. If Four Corners fails to qualify as a REIT in any taxable year, Four Corners will be subject to U.S. federal income tax, including any applicable alternative minimum tax, on Four Corners‘ taxable income at regular corporate income tax rates, and dividends paid to Four Corners‘ shareholders would not be deductible by Four Corners in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect the net income and net cash available for distribution to shareholders. Unless Four Corners were entitled to relief under certain Code provisions, Four Corners also would be disqualified from re-electing to be subject to tax as a REIT for the four taxable years following the year in which it failed to qualify as a REIT.
Historically, we have been included in the consolidated federal income tax return of Darden, as well as certain state tax returns where Darden files on a combined basis. For purposes of our combined balance sheets, we have applied the provisions of FASB Accounting Standards Codification (“ASC”) Topic 740 Income Taxes and recorded deferred tax balances as if we filed tax returns on a stand-alone basis separate from Darden. The separate return method applies the accounting guidance for income taxes to the stand-alone financial statements as if we were a separate taxpayer and a stand-alone enterprise for the periods presented. The calculation of our income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. We believe that the assumptions and estimates used to determine these tax amounts are reasonable. However, our combined balance sheets may not necessarily reflect what our tax amounts would have been if we had been a stand-alone enterprise during the periods presented.
In evaluating our ability to recover deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.
We currently do not have any deferred tax assets that could potentially be subject to valuation allowances in our combined balance sheets.
Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our results of operations, financial condition or cash flows.

FOUR CORNERS PROPERTIES
NOTES TO COMBINED BALANCE SHEETS (continued)

Application of New Accounting Standards
In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360), Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This update modifies the requirements for reporting discontinued operations. Under the amendments in ASU 2014-08, the definition of discontinued operations has been modified to only include those disposals of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This update also expands the disclosure requirements for disposals that meet the definition of a discontinued operation and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. This update was effective for our annual and interim periods beginning January 1, 2015. The adoption of this guidance did not have a material impact on our combined financial statements and related disclosures.
NOTE 2 - CONCENTRATION OF CREDIT RISK
At the time of the Spin-Off, we will have one tenant, Darden, from whom we will derive all of our rental revenue under the terms of the leases with Darden. Darden is a publicly traded company and is subject to the periodic filing requirements of the Securities and Exchange Act of 1934, as amended. Information filed with the SEC can be seen at www.sec.gov. As indicated in those filings, for the fiscal year ended May 31, 2015, Darden reported that it had sales of $6.8 billion and generated net cash from continuing operations of $874.3 million. Our properties are located in 44 states with concentrations of 10% or greater in three states, Florida (11%), Georgia (10%) and Texas (10%).
NOTE 3 - LAND, BUILDINGS AND EQUIPMENT, NET
The components of land, buildings and equipment, net, are as follows:

	December 31,
(In thousands)	2014	2013
Land	$401,751	$399,922
Buildings	834,112	816,725
Equipment	132,097	124,840
In service land, buildings and equipment	1,367,960	1,341,487
Construction in progress	—	5,637
Total land, buildings and equipment	1,367,960	1,347,124
Less: accumulated depreciation	(524,872)	(478,371)
Land, buildings and equipment, net	$843,088	$868,753
NOTE 4 - INCOME TAXES
For purposes of our combined financial statements, we recorded deferred tax balances under the separate return method. The separate return method applies the accounting guidance for income taxes to the stand-alone financial statements as if we were a separate taxpayer and a stand-alone enterprise for the periods presented. The calculation of our income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. Historically, we have operated within a Darden U.S. consolidated group for federal income tax purposes.
The tax effects of temporary differences that gave rise to the deferred tax liabilities were related to the buildings and equipment and were $60.2 million, and $64.0 million as of December 31, 2014 and 2013, respectively.
NOTE 5 - SUBSEQUENT EVENTS
We evaluate subsequent events in accordance with FASB ASC Topic 855, Subsequent Events. Subsequent events were evaluated through the date on which these financial statements were issued.

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
OG	Kissimmee, FL	$400	$710	$2	$—	$1,637	$582	$400	$2,347	$584	$3,331	$2,133	8/5/1985	8/5/1985	2 - 40
OG	Greenwood, IN	400	749	1	—	1,900	598	400	2,649	599	3,648	1,864	7/15/1985	7/15/1985	2 - 40
OG	Indianapolis, IN	333	755	15	—	1,665	532	333	2,420	547	3,300	1,678	7/15/1985	7/15/1985	2 - 40
OG	Las Vegas, NV	597	557	12	—	1,043	315	597	1,600	327	2,524	1,595	3/31/1986	3/31/1986	2 - 40
OG	Ocala, FL	470	416	11	—	2,070	380	470	2,486	391	3,347	1,726	7/14/1986	7/14/1986	2 - 40
OG	Huntsville, AL	317	719	1	—	1,072	333	317	1,791	334	2,442	1,554	3/3/1986	3/3/1986	2 - 40
OG	Granger, IN	220	650	15	—	1,306	320	220	1,956	335	2,511	1,880	9/8/1986	9/8/1986	2 - 40
OG	Toledo, OH	275	343	6	—	1,141	245	275	1,484	251	2,010	1,491	9/15/1986	9/15/1986	2 - 40
OG	Bradenton, FL	207	837	4	—	1,753	503	207	2,590	507	3,304	1,805	11/3/1986	11/3/1986	2 - 40
OG	Clearwater, FL	717	593	17	—	1,496	424	717	2,089	441	3,247	1,638	12/2/1986	12/2/1986	2 - 40
OG	Lakeland, FL	754	772	24	—	1,704	542	754	2,476	566	3,796	1,891	3/16/1987	3/16/1987	2 - 40
OG	Mesquite, TX	721	772	10	237	1,635	422	958	2,407	432	3,797	1,781	7/20/1987	7/20/1987	2 - 40
OG	North Richland Hills, TX	468	1,187	19	—	1,407	326	468	2,594	345	3,407	2,200	12/15/1986	12/15/1986	2 - 40
OG	Fort Worth, TX	654	626	29	—	1,270	414	654	1,896	443	2,993	1,654	5/25/1987	5/25/1987	2 - 40
OG	Indianapolis, IN	526	82	2	—	2,244	396	526	2,326	398	3,250	1,457	7/20/1987	7/20/1987	2 - 40
OG	Austin, TX	492	1,183	6	—	1,671	425	492	2,854	431	3,777	2,359	1/12/1987	1/12/1987	2 - 40
OG	Morrow, GA	446	813	10	—	1,442	423	446	2,255	433	3,134	2,018	3/23/1987	3/23/1987	2 - 40
OG	Fort Myers, FL	289	1,124	14	—	1,716	511	289	2,840	525	3,654	2,071	5/25/1987	5/25/1987	2 - 40
OG	Tulsa, OK	702	637	23	—	1,111	265	702	1,748	288	2,738	1,493	6/22/1987	6/22/1987	2 - 40
OG	Mobile, AL	698	872	31	—	902	404	698	1,774	435	2,907	1,701	5/18/1987	5/18/1987	2 - 40
OG	Canton, OH	275	834	8	—	771	412	275	1,605	420	2,300	1,567	9/21/1987	9/21/1987	2 - 40
OG	Bakersfield, CA	529	861	54	—	1,245	258	529	2,106	312	2,947	1,863	5/25/1987	5/25/1987	2 - 40
OG	Pinellas Park, FL	—	509	1	958	1,488	364	958	1,997	365	3,320	1,419	9/28/1987	9/28/1987	2 - 40
OG	Duluth, GA	675	906	18	351	1,212	316	1,026	2,118	334	3,478	1,851	11/2/1987	11/2/1987	2 - 40
OG	Middleburg Heights, OH	555	882	18	—	1,251	393	555	2,133	411	3,099	1,964	3/7/1988	3/7/1988	2 - 40
OG	Fairview Heights, IL	735	1,162	19	—	1,143	505	735	2,305	524	3,564	2,093	5/9/1988	5/9/1988	2 - 40

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
OG	Orlando, FL	—	894	6	1,585	1,749	613	1,585	2,643	619	4,847	2,278	2/1/1988	2/1/1988	2 - 40
OG	Sterling Heights, MI	855	1,158	32	—	972	401	855	2,130	433	3,418	2,080	10/17/1988	10/17/1988	2 - 40
OG	Reno, NV	—	639	29	1,215	1,568	563	1,215	2,207	592	4,014	2,164	1/18/1988	1/18/1988	2 - 40
OG	Akron, OH	577	1,048	6	—	842	275	577	1,890	281	2,748	1,649	4/4/1988	4/4/1988	2 - 40
OG	Grand Rapids, MI	—	959	14	749	753	277	749	1,712	291	2,752	1,633	5/9/1988	5/9/1988	2 - 40
OG	Montclair, CA	—	873	44	1,231	736	221	1,231	1,609	265	3,105	1,567	9/5/1988	9/5/1988	2 - 40
OG	Knoxville, TN	375	1,397	33	—	699	220	375	2,096	253	2,724	1,898	3/14/1988	3/14/1988	2 - 40
OG	Fairfield, OH	325	1,230	15	—	1,298	274	325	2,528	289	3,142	2,113	3/21/1988	3/21/1988	2 - 40
OG	Toledo, OH	—	891	38	652	714	198	652	1,605	236	2,493	1,591	5/23/1988	5/23/1988	2 - 40
OG	Lansing, IL	—	814	18	912	1,164	352	912	1,978	370	3,260	1,686	6/20/1988	6/20/1988	2 - 40
OG	Bloomington, MN	525	1,779	20	—	1,194	389	525	2,973	409	3,907	2,743	6/28/1988	6/28/1988	2 - 40
OG	Vernon Hills, IL	750	1,252	17	—	1,280	468	750	2,532	485	3,767	2,054	10/24/1988	10/24/1988	2 - 40
OG	Augusta, GA	402	803	6	—	1,105	452	402	1,908	458	2,768	1,590	7/18/1988	7/18/1988	2 - 40
OG	Chattanooga, TN	604	760	19	—	894	396	604	1,654	415	2,673	1,517	6/6/1988	6/6/1988	2 - 40
OG	Flint, MI	426	1,089	14	—	871	234	426	1,960	248	2,634	1,745	9/5/1988	9/5/1988	2 - 40
OG	Plantation, FL	888	982	27	—	1,151	388	888	2,133	415	3,436	1,741	5/8/1989	5/8/1989	2 - 40
OG	Livonia, MI	—	459	25	890	2,604	329	890	3,063	354	4,307	2,687	8/1/1988	8/1/1988	2 - 40
OG	Sarasota, FL	1,136	725	24	—	1,392	573	1,136	2,117	597	3,850	1,685	10/10/1988	10/10/1988	2 - 40
OG	Saginaw, MI	828	813	22	—	769	320	828	1,582	342	2,752	1,505	7/31/1989	7/31/1989	2 - 40
OG	Irving, TX	710	647	33	—	1,603	309	710	2,250	342	3,302	1,755	8/22/1988	8/22/1988	2 - 40
OG	Brandon, FL	700	967	24	—	1,500	577	700	2,467	601	3,768	1,881	3/27/1989	3/27/1989	2 - 40
OG	Columbus, OH	740	909	38	—	1,044	232	740	1,953	270	2,963	1,627	11/14/1988	11/14/1988	2 - 40
OG	North Olmsted, OH	931	1,060	63	—	911	343	931	1,971	406	3,308	1,701	12/5/1988	12/5/1988	2 - 40
OG	York, PA	555	931	31	—	1,003	455	555	1,934	486	2,975	1,757	3/6/1989	3/6/1989	2 - 40
OG	Oklahoma City, OK	280	1,043	58	—	948	346	280	1,991	404	2,675	1,695	1/16/1989	1/16/1989	2 - 40

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
OG	West Des Moines, IA	—	377	24	1,130	1,904	346	1,130	2,281	370	3,781	1,949	12/12/1988	12/12/1988	2 - 40
OG	San Antonio, TX	400	783	17	—	1,465	421	400	2,248	438	3,086	1,856	2/13/1989	2/13/1989	2 - 40
OG	Kennesaw, GA	754	824	32	—	1,223	390	754	2,047	422	3,223	1,541	5/1/1989	5/1/1989	2 - 40
OG	Portage, MI	325	1,290	32	—	858	256	325	2,148	288	2,761	1,903	7/31/1989	7/31/1989	2 - 40
OG	West Dundee, IL	828	1,167	32	—	942	326	828	2,109	358	3,295	1,848	8/28/1989	8/28/1989	2 - 40
OG	Saint Peters, MO	697	930	134	—	981	290	697	1,911	424	3,032	1,732	7/3/1989	7/3/1989	2 - 40
OG	San Antonio, TX	—	720	1	677	1,308	388	677	2,028	389	3,094	1,678	5/22/1989	5/22/1989	2 - 40
OG	Corpus Christi, TX	—	713	21	880	1,143	486	880	1,856	507	3,243	1,744	7/3/1989	7/3/1989	2 - 40
OG	Houston, TX	616	746	40	—	1,208	472	616	1,954	512	3,082	1,596	7/10/1989	7/10/1989	2 - 40
OG	Beaumont, TX	608	721	33	—	1,147	352	608	1,868	385	2,861	1,587	8/14/1989	8/14/1989	2 - 40
OG	Winter Haven, FL	—	832	49	563	1,635	543	563	2,467	592	3,622	1,935	8/14/1989	8/14/1989	2 - 40
OG	Southgate, MI	476	1,138	31	—	1,081	246	476	2,219	277	2,972	1,920	1/22/1990	1/22/1990	2 - 40
OG	Champaign, IL	521	1,158	26	—	1,009	342	521	2,167	368	3,056	1,895	10/30/1989	10/30/1989	2 - 40
OG	Orlando, FL	787	998	17	—	1,889	397	787	2,887	414	4,088	2,070	1/29/1990	1/29/1990	2 - 40
OG	Fort Wayne, IN	700	1,045	23	—	928	320	700	1,973	343	3,016	1,672	12/11/1989	12/11/1989	2 - 40
OG	Fargo, ND	313	864	20	—	678	265	313	1,542	285	2,140	1,388	12/11/1989	12/11/1989	2 - 40
OG	North Little Rock, AR	—	437	94	766	1,619	264	766	2,056	358	3,180	1,763	10/30/1989	10/30/1989	2 - 40
OG	Jacksonville, FL	—	755	39	905	1,098	485	905	1,853	524	3,282	1,641	4/30/1990	4/30/1990	2 - 40
OG	Las Vegas, NV	1,085	1,191	47	—	981	299	1,085	2,172	346	3,603	1,943	3/26/1990	3/26/1990	2 - 40
OG	Victorville, CA	603	985	31	—	877	272	603	1,862	303	2,768	1,499	9/10/1990	9/10/1990	2 - 40
OG	Naples, FL	992	677	40	—	1,193	512	992	1,870	552	3,414	1,557	3/26/1990	3/26/1990	2 - 40
OG	Rochester, NY	1,104	1,113	61	—	1,058	375	1,104	2,171	436	3,711	1,836	5/14/1990	5/14/1990	2 - 40
OG	Chesapeake, VA	506	863	44	—	1,040	331	506	1,903	375	2,784	1,710	3/5/1990	3/5/1990	2 - 40
OG	Maplewood, MN	556	1,009	86	—	1,122	249	556	2,131	335	3,022	1,949	4/16/1990	4/16/1990	2 - 40
OG	Fayetteville, NC	637	856	56	—	851	441	637	1,707	497	2,841	1,562	2/26/1990	2/26/1990	2 - 40
OG	Lynnwood, WA	875	1,132	66	—	839	316	875	1,971	382	3,228	1,677	8/20/1990	8/20/1990	2 - 40

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
OG	Columbia, MO	602	983	53	—	1,050	326	602	2,033	379	3,014	1,687	6/4/1990	6/4/1990	2 - 40
OG	Topeka, KS	701	812	18	—	1,656	381	701	2,468	399	3,568	1,843	10/22/1990	10/22/1990	2 - 40
OG	Wichita, KS	779	802	80	—	1,014	269	779	1,816	349	2,944	1,582	10/1/1990	10/1/1990	2 - 40
OG	Antioch, TN	—	811	61	892	629	221	892	1,440	282	2,614	1,350	10/15/1990	10/15/1990	2 - 40
OG	Greenfield, WI	956	802	29	115	1,125	282	1,067	1,942	313	3,322	1,677	8/13/1990	8/13/1990	2 - 40
OG	Orange City, FL	551	727	16	—	1,159	466	551	1,886	482	2,919	1,348	10/29/1990	10/29/1990	2 - 40
OG	Terre Haute, IN	560	1,128	34	—	854	353	560	1,982	387	2,929	1,685	12/3/1990	12/3/1990	2 - 40
OG	Richmond, VA	467	1,363	93	—	957	389	467	2,320	482	3,269	2,030	9/17/1990	9/17/1990	2 - 40
OG	Columbia, SC	613	782	35	—	1,059	220	613	1,841	255	2,709	1,498	12/3/1990	12/3/1990	2 - 40
OG	Talleyville, DE	737	1,278	95	—	791	377	737	2,069	472	3,278	1,949	4/22/1991	4/22/1991	2 - 40
OG	Littleton, CO	750	859	79	—	1,319	343	750	2,178	422	3,350	1,813	1/21/1991	1/21/1991	2 - 40
OG	Miami, FL	1,059	879	89	—	1,366	535	1,059	2,245	624	3,928	1,941	1/28/1991	1/28/1991	2 - 40
OG	Roseville, MN	754	1,106	90	—	778	173	754	1,884	263	2,901	1,601	3/25/1991	3/25/1991	2 - 40
OG	Colorado Springs, CO	—	690	87	571	2,151	373	571	2,841	460	3,872	2,372	1/21/1991	1/21/1991	2 - 40
OG	Aurora, CO	803	1,169	14	—	1,264	330	803	2,433	344	3,580	2,001	4/1/1991	4/1/1991	2 - 40
OG	Boise, ID	627	839	76	—	836	373	627	1,675	449	2,751	1,491	4/29/1991	4/29/1991	2 - 40
OG	Eastpointe, MI	897	1,367	75	—	590	245	897	1,957	320	3,174	1,733	3/25/1991	3/25/1991	2 - 40
OG	Parkersburg, WV	454	1,096	60	—	718	307	454	1,814	367	2,635	1,588	2/11/1991	2/11/1991	2 - 40
OG	Clovis, CA	489	796	62	—	773	300	489	1,569	362	2,420	1,459	2/18/1991	2/18/1991	2 - 40
OG	Dallas, TX	750	776	36	70	975	307	820	1,751	343	2,914	1,468	2/25/1991	2/25/1991	2 - 40
OG	Houston, TX	723	960	87	—	1,239	479	723	2,199	566	3,488	1,926	5/20/1991	5/20/1991	2 - 40
OG	Columbia, MD	1,283	1,199	92	—	1,013	283	1,283	2,212	375	3,870	1,908	11/4/1991	11/4/1991	2 - 40
OG	McAllen, TX	803	857	76	—	682	330	803	1,539	406	2,748	1,572	4/29/1991	4/29/1991	2 - 40
OG	Jacksonville, FL	1,124	863	74	—	1,122	424	1,124	1,985	498	3,607	1,654	8/12/1991	8/12/1991	2 - 40
OG	Boardman, OH	675	993	48	—	1,179	324	675	2,172	372	3,219	1,891	8/5/1991	8/5/1991	2 - 40
OG	San Bernardino, CA	1,393	1,210	83	—	754	301	1,393	1,964	384	3,741	1,723	3/9/1992	3/9/1992	2 - 40

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
OG	West Melbourne, FL	983	953	22	—	1,355	578	983	2,308	600	3,891	1,721	8/19/1991	8/19/1991	2 - 40
OG	Houston, TX	627	947	68	—	1,060	430	627	2,007	498	3,132	1,731	11/11/1991	11/11/1991	2 - 40
OG	Palmdale, CA	679	1,080	109	—	1,063	312	679	2,143	421	3,243	1,736	8/3/1992	8/3/1992	2 - 40
OG	Woodbridge, VA	1,228	1,071	56	—	1,144	442	1,228	2,215	498	3,941	1,862	2/3/1992	2/3/1992	2 - 40
OG	Roanoke, VA	607	714	33	—	791	261	607	1,505	294	2,406	1,262	12/9/1991	12/9/1991	2 - 40
OG	Provo, UT	702	714	128	—	776	276	702	1,490	404	2,596	1,354	11/11/1991	11/11/1991	2 - 40
OG	Omaha, NE	315	1,230	51	—	1,597	336	315	2,827	387	3,529	1,954	10/28/1991	10/28/1991	2 - 40
OG	Pittsburgh, PA	1,125	1,170	65	—	1,309	347	1,125	2,479	412	4,016	2,140	12/9/1991	12/9/1991	2 - 40
OG	Harrisburg, PA	769	837	108	—	1,083	316	769	1,920	424	3,113	1,656	12/9/1991	12/9/1991	2 - 40
OG	Pineville, NC	1,018	972	71	—	917	272	1,018	1,889	343	3,250	1,692	1/27/1992	1/27/1992	2 - 40
OG	Palm Desert, CA	607	987	100	—	613	182	607	1,600	282	2,489	1,426	1/27/1992	1/27/1992	2 - 40
OG	Elkhart, IN	381	724	145	—	675	277	381	1,399	422	2,202	1,361	2/3/1992	2/3/1992	2 - 40
OG	Lafayette, LA	555	751	69	—	954	296	555	1,705	365	2,625	1,533	1/27/1992	1/27/1992	2 - 40
OG	Little Rock, AR	335	895	105	—	714	266	335	1,609	371	2,315	1,496	3/9/1992	3/9/1992	2 - 40
OG	Cincinnati, OH	842	953	107	—	969	344	842	1,922	451	3,215	1,708	3/16/1992	3/16/1992	2 - 40
OG	Myrtle Beach, SC	520	872	51	—	828	378	520	1,700	429	2,649	1,452	3/16/1992	3/16/1992	2 - 40
OG	Louisville, KY	492	1,571	76	—	853	255	492	2,424	331	3,247	1,969	6/15/1992	6/15/1992	2 - 40
OG	Highlands Ranch, CO	813	980	49	—	1,161	349	813	2,141	398	3,352	1,643	5/11/1992	5/11/1992	2 - 40
OG	Novi, MI	866	1,629	31	—	869	276	866	2,498	307	3,671	2,068	5/25/1992	5/25/1992	2 - 40
OG	Longview, TX	505	816	90	—	1,117	281	505	1,933	371	2,809	1,475	2/22/1993	2/22/1993	2 - 40
OG	Erie, PA	1,078	1,412	91	—	1,104	406	1,078	2,516	497	4,091	2,042	11/2/1992	11/2/1992	2 - 40
OG	Greensburg, PA	579	1,272	143	—	742	266	579	2,014	409	3,002	1,779	8/31/1992	8/31/1992	2 - 40
OG	Roswell, GA	838	897	79	—	770	317	838	1,667	396	2,901	1,452	9/14/1992	9/14/1992	2 - 40
OG	Clarksville, TN	302	771	101	—	410	185	302	1,181	286	1,769	1,078	8/3/1992	8/3/1992	2 - 40
OG	Green Bay, WI	453	789	97	—	633	253	453	1,422	350	2,225	1,380	9/14/1992	9/14/1992	2 - 40
OG	Cincinnati, OH	917	939	62	—	1,039	356	917	1,978	418	3,313	1,610	8/17/1992	8/17/1992	2 - 40

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
OG	Sioux Falls, SD	247	1,325	78	—	894	216	247	2,219	294	2,760	1,796	9/7/1992	9/7/1992	2 - 40
OG	Yakima, WA	—	1,296	124	409	550	294	409	1,846	418	2,673	1,777	3/22/1993	3/22/1993	2 - 40
OG	Harlingen, TX	453	803	107	—	686	339	453	1,489	446	2,388	1,346	10/19/1992	10/19/1992	2 - 40
OG	Chico, CA	984	923	95	—	818	301	984	1,741	396	3,121	1,434	11/9/1992	11/9/1992	2 - 40
OG	Las Vegas, NV	1,055	1,005	108	—	845	288	1,055	1,850	396	3,301	1,703	12/14/1992	12/14/1992	2 - 40
OG	Laurel, MD	1,241	1,552	121	—	1,372	372	1,241	2,924	493	4,658	2,459	1/25/1993	1/25/1993	2 - 40
OG	Arlington, TX	782	766	70	—	796	424	782	1,562	494	2,838	1,369	3/29/1993	3/29/1993	2 - 40
OG	Racine, WI	608	1,247	140	—	825	178	608	2,072	318	2,998	1,811	2/1/1993	2/1/1993	2 - 40
OG	Mesa, AZ	551	888	97	—	798	254	551	1,686	351	2,588	1,448	4/12/1993	4/12/1993	2 - 40
OG	Fort Collins, CO	809	1,105	97	—	995	349	809	2,100	446	3,355	1,860	2/8/1993	2/8/1993	2 - 40
OG	Raleigh, NC	855	877	76	—	850	295	855	1,727	371	2,953	1,565	3/8/1993	3/8/1993	2 - 40
OG	Dover, DE	614	1,055	127	—	628	270	614	1,683	397	2,694	1,473	4/19/1993	4/19/1993	2 - 40
OG	Lafayette, IN	455	875	98	—	633	220	455	1,508	318	2,281	1,434	3/22/1993	3/22/1993	2 - 40
OG	Addison, TX	1,221	1,746	79	—	1,026	366	1,221	2,772	445	4,438	2,320	4/26/1993	4/26/1993	2 - 40
OG	Appleton, WI	424	956	117	—	596	194	424	1,552	311	2,287	1,407	5/17/1993	5/17/1993	2 - 40
OG	Panama City, FL	465	957	84	—	861	321	465	1,818	405	2,688	1,515	10/11/1993	10/11/1993	2 - 40
OG	Texas City, TX	732	1,093	97	—	868	294	732	1,961	391	3,084	1,588	7/19/1993	7/19/1993	2 - 40
OG	Muncie, IN	454	1,003	92	—	972	270	454	1,975	362	2,791	1,267	8/23/1993	8/23/1993	2 - 40
OG	Kenner, LA	695	969	86	—	1,137	336	695	2,106	422	3,223	1,834	7/5/1993	7/5/1993	2 - 40
OG	Duncanville, TX	835	1,057	91	—	934	378	835	1,991	469	3,295	1,621	6/28/1993	6/28/1993	2 - 40
OG	Pembroke Pines, FL	1,134	1,249	77	—	1,065	511	1,134	2,314	588	4,036	1,799	3/28/1994	3/28/1994	2 - 40
OG	Poughkeepsie, NY	873	1,613	108	—	759	197	873	2,372	305	3,550	1,867	11/29/1993	11/29/1993	2 - 40
OG	Billings, MT	479	1,107	89	—	736	301	479	1,843	390	2,712	1,604	10/18/1993	10/18/1993	2 - 40
OG	Rochester, NY	974	1,108	101	—	803	240	974	1,911	341	3,226	1,458	11/15/1993	11/15/1993	2 - 40
OG	Whitehall, PA	936	1,291	90	—	1,030	331	936	2,321	421	3,678	1,965	11/8/1993	11/8/1993	2 - 40
OG	Paducah, KY	452	1,083	82	—	666	289	452	1,749	371	2,572	1,460	11/8/1993	11/8/1993	2 - 40

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
OG	Dearborn, MI	542	1,219	59	—	705	228	542	1,924	287	2,753	1,579	1/10/1994	1/10/1994	2 - 40
OG	Bangor, ME	357	1,120	96	—	993	270	357	2,113	366	2,836	1,687	12/13/1993	12/13/1993	2 - 40
OG	Grand Rapids, MI	804	866	87	—	624	261	804	1,490	348	2,642	1,363	1/24/1994	1/24/1994	2 - 40
OG	Peoria, IL	668	1,204	81	—	867	300	668	2,071	381	3,120	1,635	2/14/1994	2/14/1994	2 - 40
OG	Newington, NH	915	1,051	103	—	750	329	915	1,801	432	3,148	1,588	1/17/1994	1/17/1994	2 - 40
OG	Tyler, TX	485	1,041	92	—	1,254	341	485	2,295	433	3,213	1,712	1/17/1994	1/17/1994	2 - 40
OG	Janesville, WI	370	1,069	86	—	713	286	370	1,782	372	2,524	1,382	3/7/1994	3/7/1994	2 - 40
OG	Las Vegas, NV	879	1,344	95	—	596	316	879	1,940	411	3,230	1,607	3/7/1994	3/7/1994	2 - 40
OG	Middletown, OH	424	1,044	95	—	848	318	424	1,892	413	2,729	1,585	3/7/1994	3/7/1994	2 - 40
OG	Concord, NH	469	1,284	115	—	553	222	469	1,837	337	2,643	1,513	2/14/1994	2/14/1994	2 - 40
OG	Branson, MO	1,056	1,893	69	—	735	268	1,056	2,628	337	4,021	2,082	5/16/1994	5/16/1994	2 - 40
OG	Coon Rapids, MN	514	1,248	67	—	588	243	514	1,836	310	2,660	1,509	9/26/1994	9/26/1994	2 - 40
OG	Fairfax, VA	985	1,127	69	—	1,011	362	985	2,138	431	3,554	1,744	10/3/1994	10/3/1994	2 - 40
OG	Amherst, NY	1,215	1,394	88	—	846	285	1,215	2,240	373	3,828	1,825	12/12/1994	12/12/1994	2 - 40
OG	Dallas, TX	764	1,212	55	—	808	268	764	2,020	323	3,107	1,665	10/10/1994	10/10/1994	2 - 40
OG	Asheville, NC	1,031	1,198	94	—	641	277	1,031	1,839	371	3,241	1,562	10/31/1994	10/31/1994	2 - 40
OG	Waldorf, MD	779	1,152	81	—	1,237	357	779	2,389	438	3,606	1,930	5/22/1995	5/22/1995	2 - 40
OG	Fairborn, OH	804	1,290	82	—	653	215	804	1,943	297	3,044	1,562	2/20/1995	2/20/1995	2 - 40
OG	Joplin, MO	654	1,219	102	—	641	318	654	1,860	420	2,934	1,505	1/9/1995	1/9/1995	2 - 40
OG	Middletown, NY	807	1,581	97	—	573	345	807	2,154	442	3,403	1,719	1/30/1995	1/30/1995	2 - 40
OG	Cedar Rapids, IA	510	1,148	105	—	572	299	510	1,720	404	2,634	1,483	12/5/1994	12/5/1994	2 - 40
OG	Eau Claire, WI	600	1,193	110	—	532	268	600	1,725	378	2,703	1,441	1/23/1995	1/23/1995	2 - 40
OG	Voorhees, NJ	804	1,696	101	—	587	294	804	2,283	395	3,482	1,856	2/20/1995	2/20/1995	2 - 40
OG	Henderson, NV	1,109	1,289	74	—	826	370	1,109	2,115	444	3,668	1,796	2/20/1995	2/20/1995	2 - 40
OG	Clay, NY	782	1,705	98	—	781	347	782	2,486	445	3,713	1,822	4/24/1995	4/24/1995	2 - 40
OG	Norman, OK	596	1,246	96	—	488	211	596	1,734	307	2,637	1,428	3/7/1995	3/7/1995	2 - 40

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
OG	Heath, OH	599	1,353	65	—	960	331	599	2,313	396	3,308	1,706	5/22/1995	5/22/1995	2 - 40
OG	Jackson, MI	699	1,156	73	—	741	309	699	1,897	382	2,978	1,485	3/20/1995	3/20/1995	2 - 40
OG	Hampton, VA	1,074	1,061	86	—	670	188	1,074	1,731	274	3,079	1,385	3/13/1995	3/13/1995	2 - 40
OG	Tempe, AZ	703	1,131	75	—	744	350	703	1,875	425	3,003	1,617	5/15/1995	5/15/1995	2 - 40
OG	Waterloo, IA	466	891	79	—	855	325	466	1,746	404	2,616	1,299	5/22/1995	5/22/1995	2 - 40
OG	Barboursville, WV	1,139	1,062	84	—	724	202	1,139	1,786	286	3,211	1,367	2/27/1995	2/27/1995	2 - 40
OG	Peoria, AZ	551	1,294	81	—	610	232	551	1,904	313	2,768	1,554	5/22/1995	5/22/1995	2 - 40
OG	Onalaska, WI	603	1,283	102	—	324	197	603	1,607	299	2,509	1,377	4/24/1995	4/24/1995	2 - 40
OG	Grapevine, TX	752	1,026	99	—	771	387	752	1,797	486	3,035	1,591	5/8/1995	5/8/1995	2 - 40
OG	Midland, TX	400	1,340	88	—	517	278	400	1,857	366	2,623	1,479	10/16/1995	10/16/1995	2 - 40
OG	Spring, TX	780	1,329	80	—	1,243	327	780	2,572	407	3,759	1,954	9/11/1995	9/11/1995	2 - 40
OG	Colonie, NY	966	1,862	57	—	939	259	966	2,801	316	4,083	1,954	11/27/1995	11/27/1995	2 - 40
OG	Fort Smith, AR	527	893	113	—	458	186	527	1,351	299	2,177	1,074	2/19/1996	2/19/1996	2 - 40
OG	Jackson, MS	641	1,195	110	—	786	272	641	1,981	382	3,004	1,586	3/25/1996	3/25/1996	2 - 40
OG	Lancaster, OH	372	846	115	—	588	284	372	1,434	399	2,205	1,122	5/6/1996	5/6/1996	2 - 40
OG	Lima, OH	471	930	67	—	378	275	471	1,308	342	2,121	1,048	5/20/1996	5/20/1996	2 - 40
OG	Williamsburg, VA	673	1,268	31	—	736	203	673	2,004	234	2,911	1,405	8/19/1996	8/19/1996	2 - 40
OG	Dubuque, IA	518	1,103	76	—	389	216	518	1,492	292	2,302	949	5/20/1996	5/20/1996	2 - 40
OG	Zanesville, OH	707	1,065	25	—	653	323	707	1,718	348	2,773	1,213	8/5/1996	8/5/1996	2 - 40
OG	Frederick, MD	638	1,276	79	—	749	328	638	2,025	407	3,070	1,465	10/21/1996	10/21/1996	2 - 40
OG	Westminster, MD	595	1,741	124	—	433	180	595	2,174	304	3,073	1,478	4/20/1998	4/20/1998	2 - 40
OG	Hyannis, MA	664	2,097	90	—	660	198	664	2,757	288	3,709	2,030	11/17/1997	11/17/1997	2 - 40
OG	Wyomissing, PA	963	1,926	109	—	498	197	963	2,424	306	3,693	1,725	5/11/1998	5/11/1998	2 - 40
OG	Eugene, OR	761	1,486	91	—	346	188	761	1,832	279	2,872	1,400	5/11/1998	5/11/1998	2 - 40
OG	Savannah, GA	952	1,781	189	—	642	144	952	2,423	333	3,708	1,588	4/10/2000	4/10/2000	2 - 40
OG	Mentor, OH	—	1,955	138	1,474	266	184	1,474	2,221	322	4,017	1,529	5/22/2000	5/22/2000	2 - 40

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
OG	Douglasville, GA	1,189	1,978	144	—	398	247	1,189	2,376	391	3,956	1,600	5/1/2000	5/1/2000	2 - 40
OG	Buford, GA	1,493	1,688	179	—	486	173	1,493	2,174	352	4,019	1,490	5/22/2000	5/22/2000	2 - 40
OG	Maple Grove, MN	807	1,924	176	—	220	110	807	2,144	286	3,237	1,418	5/22/2000	5/22/2000	2 - 40
OG	Olathe, KS	796	2,121	109	—	491	224	796	2,612	333	3,741	1,629	3/12/2001	3/12/2001	2 - 40
OG	Austin, TX	1,239	2,295	154	—	164	97	1,239	2,459	251	3,949	1,474	9/3/2002	9/3/2002	2 - 40
OG	Coeur D’Alene, ID	681	1,661	131	—	251	302	681	1,912	433	3,026	1,244	1/29/2001	1/29/2001	2 - 40
OG	Frisco, TX	1,029	2,038	139	—	274	214	1,029	2,312	353	3,694	1,551	6/25/2001	6/25/2001	2 - 40
OG	Bolingbrook, IL	1,006	2,424	147	—	224	129	1,006	2,648	276	3,930	1,650	7/23/2001	7/23/2001	2 - 40
OG	Muskegon, MI	691	1,704	168	—	105	49	691	1,809	217	2,717	1,159	10/8/2001	10/8/2001	2 - 40
OG	Memphis, TN	1,142	1,790	100	—	239	161	1,142	2,029	261	3,432	1,222	10/8/2001	10/8/2001	2 - 40
OG	Kennewick, WA	763	1,980	149	—	205	139	763	2,185	288	3,236	1,442	5/14/2001	5/14/2001	2 - 40
OG	Round Rock, TX	953	2,090	149	—	296	144	953	2,386	293	3,632	1,354	3/25/2002	3/25/2002	2 - 40
OG	Killeen, TX	806	1,705	187	—	310	118	806	2,015	305	3,126	1,340	8/5/2002	8/5/2002	2 - 40
OG	Los Angeles, CA	1,701	2,558	202	—	160	60	1,701	2,718	262	4,681	1,531	3/24/2003	3/24/2003	2 - 40
OG	Omaha, NE	1,202	1,778	120	—	200	138	1,202	1,978	258	3,438	1,185	10/7/2002	10/7/2002	2 - 40
OG	Bloomington, IN	947	1,747	150	—	416	80	947	2,163	230	3,340	1,246	11/18/2002	11/18/2002	2 - 40
OG	Dayton, OH	677	1,675	172	—	187	73	677	1,862	245	2,784	1,092	5/1/2003	5/1/2003	2 - 40
OG	Fayetteville, AR	849	1,845	160	—	129	55	849	1,974	215	3,038	1,201	12/11/2002	12/11/2002	2 - 40
OG	Oklahoma City, OK	925	2,053	158	—	79	43	925	2,132	201	3,258	1,158	3/14/2005	3/14/2005	2 - 40
OG	Lithonia, GA	1,403	1,872	174	—	286	119	1,403	2,158	293	3,854	1,237	11/18/2002	11/18/2002	2 - 40
OG	Rochester, MN	829	1,889	192	—	134	106	829	2,023	298	3,150	1,252	12/16/2002	12/16/2002	2 - 40
OG	Newport News, VA	796	1,989	172	—	84	60	796	2,073	232	3,101	1,217	5/5/2003	5/5/2003	2 - 40
OG	Albuquerque, NM	771	1,716	179	—	115	97	771	1,831	276	2,878	1,083	5/19/2003	5/19/2003	2 - 40
OG	Fort Gratiot, MI	604	2,246	186	—	116	58	604	2,362	244	3,210	1,318	11/17/2003	11/17/2003	2 - 40
OG	Denton, TX	869	1,946	177	—	179	94	869	2,125	271	3,265	1,307	6/9/2003	6/9/2003	2 - 40
OG	Lynchburg, VA	771	2,304	125	—	113	37	771	2,417	162	3,350	1,238	2/16/2004	2/16/2004	2 - 40

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
OG	Duluth, MN	886	2,043	173	—	112	48	886	2,155	221	3,262	1,207	11/10/2003	11/10/2003	2 - 40
OG	Tucson, AZ	1,019	2,073	104	—	103	122	1,019	2,176	226	3,421	1,100	9/20/2004	9/20/2004	2 - 40
OG	Columbia, SC	1,119	2,175	161	—	100	85	1,119	2,275	246	3,640	1,165	4/5/2005	4/5/2005	2 - 40
OG	Visalia, CA	1,151	1,830	151	—	120	46	1,151	1,950	197	3,298	1,034	3/15/2004	3/15/2004	2 - 40
OG	San Antonio, TX	932	2,582	191	—	189	94	932	2,771	285	3,988	1,346	6/27/2005	6/27/2005	2 - 40
OG	Anderson, SC	903	1,841	133	—	178	111	903	2,019	244	3,166	1,130	3/29/2004	3/29/2004	2 - 40
OG	Lake Charles, LA	806	2,070	161	—	119	63	806	2,189	224	3,219	1,275	4/5/2004	4/5/2004	2 - 40
OG	Houma, LA	736	2,190	150	—	165	147	736	2,355	297	3,388	1,233	2/14/2005	2/14/2005	2 - 40
OG	Tupelo, MS	823	2,102	193	—	93	81	823	2,195	274	3,292	1,196	1/31/2005	1/31/2005	2 - 40
OG	Jackson, TN	874	1,964	151	—	155	37	874	2,119	188	3,181	1,096	2/7/2005	2/7/2005	2 - 40
OG	College Station, TX	581	2,236	173	—	41	44	581	2,277	217	3,075	1,242	1/24/2005	1/24/2005	2 - 40
OG	Newnan, GA	829	2,239	157	—	130	55	829	2,369	212	3,410	1,174	5/23/2005	5/23/2005	2 - 40
OG	Owensboro, KY	762	2,134	173	—	54	57	762	2,188	230	3,180	1,204	5/23/2005	5/23/2005	2 - 40
OG	Mesa, AZ	598	1,844	132	—	107	129	598	1,951	261	2,810	986	10/3/2005	10/3/2005	2 - 40
OG	Southaven, MS	1,048	2,209	158	—	93	50	1,048	2,302	208	3,558	1,074	11/21/2005	11/21/2005	2 - 40
OG	Yuma, AZ	842	2,037	160	—	57	87	842	2,094	247	3,183	1,000	12/5/2005	12/5/2005	2 - 40
OG	Oakdale, MN	956	2,355	185	—	30	35	956	2,385	220	3,561	1,154	12/5/2005	12/5/2005	2 - 40
OG	Garland, TX	903	2,271	156	—	110	94	903	2,381	250	3,534	1,202	10/31/2005	10/31/2005	2 - 40
OG	Tarentum, PA	1,119	2,482	148	—	170	52	1,119	2,652	200	3,971	1,156	2/20/2006	2/20/2006	2 - 40
OG	Texarkana, TX	871	2,279	151	—	56	82	871	2,335	233	3,439	1,133	3/27/2006	3/27/2006	2 - 40
OG	Hot Springs, AR	797	2,415	186	—	84	66	797	2,499	252	3,548	1,056	10/23/2006	10/23/2006	2 - 40
OG	Florence, SC	—	1,817	169	1,503	97	86	1,503	1,914	255	3,672	953	8/21/2006	8/21/2006	2 - 40
OG	Victoria, TX	782	2,327	240	—	8	35	782	2,335	275	3,392	1,138	1/15/2007	1/15/2007	2 - 40
OG	Dothan, AL	850	2,242	131	—	34	80	850	2,276	211	3,337	1,030	8/28/2006	8/28/2006	2 - 40
OG	San Angelo, TX	360	2,020	157	—	60	99	360	2,080	256	2,696	1,009	9/11/2006	9/11/2006	2 - 40
OG	New Braunfels, TX	1,049	2,162	147	—	38	62	1,049	2,200	209	3,458	986	9/25/2006	9/25/2006	2 - 40

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
OG	Grove City, OH	1,200	2,271	140	—	63	55	1,200	2,334	195	3,729	1,032	9/25/2006	9/25/2006	2 - 40
OG	Opelika, AL	878	2,255	154	—	35	35	878	2,290	189	3,357	999	11/13/2006	11/13/2006	2 - 40
OG	West Wichita, KS	1,227	1,801	154	—	56	71	1,227	1,857	225	3,309	807	11/6/2006	11/6/2006	2 - 40
OG	Pueblo, CO	770	2,330	212	—	43	72	770	2,373	284	3,427	1,088	2/5/2007	2/5/2007	2 - 40
OG	Sioux City, IA	1,304	2,114	137	—	83	97	1,304	2,197	234	3,735	964	12/11/2006	12/11/2006	2 - 40
OG	Detroit, MI	1,400	2,956	234	—	64	85	1,400	3,020	319	4,739	1,183	5/21/2007	5/21/2007	2 - 40
OG	Phoenix, AZ	753	2,153	246	—	71	73	753	2,224	319	3,296	1,041	4/23/2007	4/23/2007	2 - 40
OG	Jacksonville, NC	1,174	2,287	239	—	32	81	1,174	2,319	320	3,813	1,017	11/19/2007	11/19/2007	2 - 40
OG	Columbus, OH	995	2,286	184	—	55	21	995	2,341	205	3,541	937	12/17/2007	12/17/2007	2 - 40
OG	Mount Juliet, TN	873	2,294	212	—	77	51	873	2,371	263	3,507	1,019	10/22/2007	10/22/2007	2 - 40
OG	Triadelphia, WV	970	2,342	225	—	47	60	970	2,389	285	3,644	1,012	12/17/2007	12/17/2007	2 - 40
OG	Reynoldsburg, OH	1,208	2,183	242	—	33	36	1,208	2,216	278	3,702	920	4/21/2008	4/21/2008	2 - 40
OG	Florence, KY	1,007	2,099	155	—	42	88	1,007	2,141	243	3,391	882	8/4/2008	8/4/2008	2 - 40
OG	Cincinnati, OH	1,072	2,170	236	—	36	43	1,072	2,206	279	3,557	926	4/28/2008	4/28/2008	2 - 40
OG	Bismarck, ND	1,156	2,319	263	—	31	37	1,156	2,350	300	3,806	916	11/24/2008	11/24/2008	2 - 40
OG	Spring Hill, TN	1,295	2,269	228	—	23	46	1,295	2,292	274	3,861	799	2/16/2009	2/16/2009	2 - 40
OG	San Antonio, TX	1,359	2,492	230	—	23	33	1,359	2,515	263	4,137	834	3/30/2009	3/30/2009	2 - 40
OG	Michigan City, IN	762	2,646	238	—	8	38	762	2,654	276	3,692	873	7/13/2009	7/13/2009	2 - 40
OG	Broken Arrow, OK	1,461	2,261	231	—	61	50	1,461	2,322	281	4,064	781	5/25/2009	5/25/2009	2 - 40
OG	Bossier City, LA	1,006	2,405	264	—	30	36	1,006	2,435	300	3,741	787	7/27/2009	7/27/2009	2 - 40
OG	Jacksonville, FL	1,006	2,001	263	—	19	30	1,006	2,020	293	3,319	679	10/5/2009	10/5/2009	2 - 40
OG	Richmond, KY	1,054	1,974	236	—	11	32	1,054	1,985	268	3,307	666	9/14/2009	9/14/2009	2 - 40
OG	Ankeny, IA	704	2,218	248	—	—	16	704	2,218	264	3,186	570	1/10/2011	1/10/2011	2 - 40
OG	Kingsport, TN	1,071	1,840	282	—	11	16	1,071	1,851	298	3,220	541	5/3/2010	5/3/2010	2 - 40
OG	Las Cruces, NM	839	2,201	297	—	13	34	839	2,214	331	3,384	661	5/10/2010	5/10/2010	2 - 40
OG	Manhattan, KS	791	2,253	237	—	23	69	791	2,276	306	3,373	699	4/26/2010	4/26/2010	2 - 40

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
OG	Pleasant Prairie, WI	1,101	2,134	303	—	24	—	1,101	2,158	303	3,562	616	9/27/2010	9/27/2010	2 - 40
OG	Morehead City, NC	853	1,864	315	—	63	23	853	1,927	338	3,118	584	7/19/2010	7/19/2010	2 - 40
OG	Louisville, KY	—	2,072	266	904	13	38	904	2,085	304	3,293	606	11/1/2010	11/1/2010	2 - 40
OG	Wilson, NC	528	1,948	268	—	24	26	528	1,972	294	2,794	568	10/11/2010	10/11/2010	2 - 40
OG	Council Bluffs, IA	955	2,051	254	—	4	24	955	2,055	278	3,288	548	10/25/2010	10/25/2010	2 - 40
OG	Queen Creek, AZ	875	2,377	307	—	13	—	875	2,390	307	3,572	548	1/10/2011	1/10/2011	2 - 40
OG	Utica, NY	908	2,728	362	—	10	—	908	2,738	362	4,008	249	8/12/2013	8/12/2013	2 - 40
OG	Niagara Falls, NY	1,057	2,187	327	—	8	—	1,057	2,195	327	3,579	504	9/19/2011	9/19/2011	2 - 40
OG	Gainesville, GA	985	1,915	274	—	—	4	985	1,915	278	3,178	458	6/20/2011	6/20/2011	2 - 40
OG	Cleveland, TN	962	1,941	324	—	14	6	962	1,955	330	3,247	452	11/28/2011	11/28/2011	2 - 40
OG	Katy, TX	1,602	2,170	285	—	—	—	1,602	2,170	285	4,057	426	4/9/2012	4/9/2012	2 - 40
OG	Beckley, WV	1,013	2,105	314	—	5	—	1,013	2,110	314	3,437	340	10/1/2012	10/1/2012	2 - 40
OG	Chicago, IL	942	2,626	337	—	3	—	942	2,629	337	3,908	503	3/26/2012	3/26/2012	2 - 40
OG	Oklahoma City, OK	1,204	2,370	403	—	—	—	1,204	2,370	403	3,977	284	4/29/2013	4/29/2013	2 - 40
OG	Columbus, OH	954	2,236	324	—	—	—	954	2,236	324	3,514	269	3/18/2013	3/18/2013	2 - 40
BB	Orlando, FL	2,356	2,453	62	—	2,665	720	2,356	5,118	782	8,256	3,146	2/19/1996	2/19/1996	2 - 40
BB	Tampa, FL	2,052	2,906	138	427	3,029	609	2,479	5,935	747	9,161	3,405	11/30/1998	11/30/1998	2 - 40
BB	Raleigh, NC	2,507	3,230	155	—	862	306	2,507	4,092	461	7,060	2,637	5/17/1999	5/17/1999	2 - 40
BB	Duluth, GA	2,006	2,362	254	—	1,330	256	2,006	3,692	510	6,208	2,597	5/24/1999	5/24/1999	2 - 40
BB	Miami, FL	1,731	3,427	222	—	1,034	329	1,731	4,461	551	6,743	2,767	4/4/2000	4/4/2000	2 - 40
BB	Fort Myers, FL	1,914	2,863	186	—	762	297	1,914	3,625	483	6,022	2,158	5/16/2000	5/16/2000	2 - 40
BB	Pembroke Pines, FL	1,808	2,999	207	—	938	253	1,808	3,937	460	6,205	2,240	12/18/2000	12/18/2000	2 - 40
BB	Livonia, MI	2,105	3,856	286	—	360	132	2,105	4,216	418	6,739	2,630	2/6/2001	2/6/2001	2 - 40
BB	Sunrise, FL	1,515	3,251	138	—	435	161	1,515	3,686	299	5,500	1,878	10/22/2002	10/22/2002	2 - 40
BB	Jacksonville, FL	2,235	2,295	344	—	12	14	2,235	2,307	358	4,900	722	3/29/2010	3/29/2010	2 - 40

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
BB	Orlando, FL	1,659	2,340	356	—	321	41	1,659	2,661	397	4,717	461	2/27/2012	2/27/2012	2 - 40
S52	Naples, FL	2,912	3,619	447	—	7	32	2,912	3,626	479	7,017	805	10/10/2011	10/10/2011	2 - 40
S52	Jacksonville, FL	2,216	2,729	416	—	5	—	2,216	2,734	416	5,366	640	10/24/2011	10/24/2011	2 - 40
LH	Tucker, GA	1,407	923	10	—	352	188	1,407	1,275	198	2,880	792	10/21/1986	10/1/2007	2 - 40
LH	Snellville, GA	1,911	925	76	—	379	142	1,911	1,304	218	3,433	807	7/19/1992	10/1/2007	2 - 40
LH	Macon, GA	1,249	718	30	—	408	182	1,249	1,126	212	2,587	891	12/5/1992	10/1/2007	2 - 40
LH	Augusta, GA	1,631	845	46	—	289	94	1,631	1,134	140	2,905	791	6/28/1993	10/1/2007	2 - 40
LH	Ocala, FL	1,210	1,100	17	—	571	88	1,210	1,671	105	2,986	1,126	5/12/1993	10/1/2007	2 - 40
LH	Altamonte Springs, FL	1,649	974	22	—	450	129	1,649	1,424	151	3,224	748	4/12/1994	10/1/2007	2 - 40
LH	Florence, KY	—	741	52	1,191	334	130	1,191	1,075	182	2,448	631	8/16/1994	10/1/2007	2 - 40
LH	Gainesville, GA	1,537	965	19	—	310	138	1,537	1,275	157	2,969	764	7/10/1995	10/1/2007	2 - 40
LH	Peachtree City, GA	1,485	1,080	9	—	456	151	1,485	1,536	160	3,181	882	11/10/1995	10/1/2007	2 - 40
LH	Lawrenceville, GA	1,865	1,116	17	—	439	114	1,865	1,555	131	3,551	847	7/15/1996	10/1/2007	2 - 40
LH	Jensen Beach, FL	1,322	1,082	33	—	288	144	1,322	1,370	177	2,869	830	11/25/1996	10/1/2007	2 - 40
LH	Destin, FL	2,053	793	16	—	324	217	2,053	1,117	233	3,403	714	12/16/1996	10/1/2007	2 - 40
LH	Albany, GA	1,500	988	34	—	410	129	1,500	1,398	163	3,061	730	9/1/1997	10/1/2007	2 - 40
LH	Dublin, OH	1,572	1,205	18	—	491	236	1,572	1,696	254	3,522	844	8/26/1997	10/1/2007	2 - 40
LH	Columbia, SC	1,677	1,291	23	—	481	148	1,677	1,772	171	3,620	922	8/18/1997	10/1/2007	2 - 40
LH	Pineville, NC	1,262	879	11	—	440	195	1,262	1,319	206	2,787	662	1/19/1998	10/1/2007	2 - 40
LH	Johns Creek, GA	1,694	1,089	18	—	196	121	1,694	1,285	139	3,118	649	5/18/1998	10/1/2007	2 - 40
LH	Greensboro, NC	1,438	1,017	16	—	246	147	1,438	1,263	163	2,864	573	5/3/1999	10/1/2007	2 - 40
LH	Huntsville, AL	1,443	983	7	—	334	192	1,443	1,317	199	2,959	582	6/28/1999	10/1/2007	2 - 40
LH	Hickory, NC	1,333	1,029	7	—	257	95	1,333	1,286	102	2,721	548	10/25/1999	10/1/2007	2 - 40
LH	Tampa, FL	1,488	1,078	6	—	286	188	1,488	1,364	194	3,046	670	1/11/2000	10/1/2007	2 - 40
LH	Clarksville, TN	1,662	1,097	15	—	427	112	1,662	1,524	127	3,313	629	11/15/1999	10/1/2007	2 - 40
LH	Orlando, FL	1,165	749	21	—	246	108	1,165	995	129	2,289	526	3/21/2000	10/1/2007	2 - 40

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
LH	Concord, NH	1,329	935	7	—	314	150	1,329	1,249	157	2,735	456	2/22/2000	10/1/2007	2 - 40
LH	Orlando, FL	1,492	1,277	52	—	280	127	1,492	1,557	179	3,228	671	4/10/2000	10/1/2007	2 - 40
LH	Medina, OH	1,189	820	12	—	258	134	1,189	1,078	146	2,413	470	9/5/2000	10/1/2007	2 - 40
LH	Hoover, AL	1,401	966	17	—	345	139	1,401	1,311	156	2,868	556	1/10/2001	10/1/2007	2 - 40
LH	Boardman, OH	954	673	17	—	254	124	954	927	141	2,022	392	3/5/2001	10/1/2007	2 - 40
LH	Prattville, AL	1,481	1,016	27	—	330	115	1,481	1,346	142	2,969	570	7/2/2001	10/1/2007	2 - 40
LH	Bensalem, PA	1,645	600	17	—	314	160	1,645	914	177	2,736	374	10/15/2001	10/1/2007	2 - 40
LH	Lee’s Summit, MO	1,705	1,219	34	—	276	88	1,705	1,495	122	3,322	539	1/21/2002	10/1/2007	2 - 40
LH	Germantown, MD	1,439	1,069	27	—	307	139	1,439	1,376	166	2,981	563	5/13/2002	10/1/2007	2 - 40
LH	Independence, OH	1,241	686	26	—	231	101	1,241	917	127	2,285	356	9/16/2002	10/1/2007	2 - 40
LH	Hiram, GA	1,639	1,033	25	—	365	120	1,639	1,398	145	3,182	554	1/14/2002	10/1/2007	2 - 40
LH	Louisville, KY	1,405	980	18	—	234	94	1,405	1,214	112	2,731	457	10/28/2002	10/1/2007	2 - 40
LH	Bowie, MD	1,871	1,230	21	—	243	125	1,871	1,473	146	3,490	564	3/25/2002	10/1/2007	2 - 40
LH	Waldorf, MD	1,929	1,167	26	—	219	126	1,929	1,386	152	3,467	536	8/26/2002	10/1/2007	2 - 40
LH	West Palm Beach, FL	1,781	1,228	27	—	292	105	1,781	1,520	132	3,433	563	11/25/2002	10/1/2007	2 - 40
LH	Columbia, MD	1,918	1,439	40	—	238	161	1,918	1,677	201	3,796	640	1/27/2003	10/1/2007	2 - 40
LH	East Point, GA	1,052	1,232	21	—	284	122	1,052	1,516	143	2,711	587	3/24/2003	10/1/2007	2 - 40
LH	Lexington, KY	1,251	874	16	—	230	138	1,251	1,104	154	2,509	452	3/10/2003	10/1/2007	2 - 40
LH	Winter Haven, FL	1,285	1,149	39	—	240	83	1,285	1,389	122	2,796	535	6/23/2003	10/1/2007	2 - 40
LH	Jacksonville, FL	795	1,302	32	—	213	82	795	1,515	114	2,424	578	8/18/2003	10/1/2007	2 - 40
LH	Daphne, AL	1,130	757	30	—	307	91	1,130	1,064	121	2,315	472	9/2/2003	10/1/2007	2 - 40
LH	Anderson, SC	1,445	990	41	—	236	82	1,445	1,226	123	2,794	495	2/2/2004	10/1/2007	2 - 40
LH	Palm Harbor, FL	1,406	917	32	—	224	71	1,406	1,141	103	2,650	511	5/17/2004	10/1/2007	2 - 40
LH	West Chester, OH	1,371	927	31	—	235	80	1,371	1,162	111	2,644	486	3/15/2004	10/1/2007	2 - 40
LH	Jefferson City, MO	1,342	875	60	—	183	67	1,342	1,058	127	2,527	434	8/23/2004	10/1/2007	2 - 40
LH	Chantilly, VA	1,568	882	50	—	257	66	1,568	1,139	116	2,823	446	10/4/2004	10/1/2007	2 - 40

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
LH	Dawsonville, GA	1,084	1,321	51	—	196	73	1,084	1,517	124	2,725	560	8/9/2004	10/1/2007	2 - 40
LH	Opelika, AL	1,427	1,244	36	—	184	55	1,427	1,428	91	2,946	558	9/27/2004	10/1/2007	2 - 40
LH	Indianapolis, IN	1,298	854	55	—	198	50	1,298	1,052	105	2,455	442	7/25/2005	10/1/2007	2 - 40
LH	Grove City, OH	1,566	1,067	53	—	191	57	1,566	1,258	110	2,934	486	6/27/2005	10/1/2007	2 - 40
LH	Springfield, IL	1,573	1,451	65	—	179	72	1,573	1,630	137	3,340	636	5/2/2005	10/1/2007	2 - 40
LH	Covington, GA	887	1,212	70	—	38	49	887	1,250	119	2,256	492	5/23/2005	10/1/2007	2 - 40
LH	West Homestead, PA	1,418	947	79	—	24	90	1,418	971	169	2,558	388	7/25/2005	10/1/2007	2 - 40
LH	Carrollton, GA	1,192	1,227	75	—	24	45	1,192	1,251	120	2,563	504	10/24/2005	10/1/2007	2 - 40
LH	Tarentum, PA	1,414	931	91	—	66	45	1,414	997	136	2,547	416	11/7/2005	10/1/2007	2 - 40
LH	Commerce, GA	1,335	1,466	65	—	24	85	1,335	1,490	150	2,975	524	4/24/2006	10/1/2007	2 - 40
LH	East Ellijay, GA	1,126	1,272	70	—	15	82	1,126	1,287	152	2,565	495	1/23/2006	10/1/2007	2 - 40
LH	Acworth, GA	1,941	1,255	70	—	29	61	1,941	1,284	131	3,356	485	2/20/2006	10/1/2007	2 - 40
LH	Peoria, IL	1,299	848	81	—	136	45	1,299	984	126	2,409	415	5/1/2006	10/1/2007	2 - 40
LH	Hixson, TN	1,676	1,263	84	—	40	44	1,676	1,303	128	3,107	487	3/20/2006	10/1/2007	2 - 40
LH	Fredericksburg, VA	1,734	1,174	89	—	38	34	1,734	1,212	123	3,069	519	7/24/2006	10/1/2007	2 - 40
LH	Morgantown, WV	1,223	812	89	—	28	40	1,223	840	129	2,192	396	8/28/2006	10/1/2007	2 - 40
LH	Florence, SC	1,628	1,352	90	—	18	33	1,628	1,370	123	3,121	481	9/5/2006	10/1/2007	2 - 40
LH	Portage, IN	901	1,652	105	—	47	25	901	1,699	130	2,730	593	10/25/2006	10/1/2007	2 - 40
LH	Macon, GA	1,052	1,840	97	—	122	28	1,052	1,962	125	3,139	719	2/5/2007	10/1/2007	2 - 40
LH	Panama City Beach, FL	1,379	1,736	99	—	32	95	1,379	1,768	194	3,341	683	3/19/2007	10/1/2007	2 - 40
LH	LaGrange, GA	979	1,527	111	—	22	52	979	1,549	163	2,691	606	4/30/2007	10/1/2007	2 - 40
LH	Calhoun, GA	765	1,760	109	—	9	22	765	1,769	131	2,665	661	6/11/2007	10/1/2007	2 - 40
LH	Dublin, GA	389	1,910	140	—	25	18	389	1,935	158	2,482	646	1/14/2008	1/14/2008	2 - 40
LH	Monroe, GA	966	1,549	164	—	21	13	966	1,570	177	2,713	551	4/28/2008	4/28/2008	2 - 40
LH	Denham Springs, LA	1,306	2,049	283	—	34	13	1,306	2,083	296	3,685	869	8/25/2008	8/25/2008	2 - 40

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
LH	Cornelia, GA	106	1,542	281	282	52	3	388	1,594	284	2,266	647	12/1/2008	12/1/2008	2 - 40
LH	Richmond, VA	1,442	1,758	207	—	24	9	1,442	1,782	216	3,440	628	2/23/2009	2/23/2009	2 - 40
LH	Hanover, MD	1,437	2,258	252	—	12	2	1,437	2,270	254	3,961	486	5/16/2011	5/16/2011	2 - 40
LH	Orlando, FL	1,406	1,701	253	—	17	3	1,406	1,718	256	3,380	498	3/8/2010	3/8/2010	2 - 40
LH	Conyers, GA	589	1,797	198	—	23	6	589	1,820	204	2,613	513	8/2/2010	8/2/2010	2 - 40
LH	Thomasville, GA	730	1,688	229	—	12	3	730	1,700	232	2,662	532	4/19/2010	4/19/2010	2 - 40
LH	Whitehall, PA	1,307	1,901	270	—	24	7	1,307	1,925	277	3,509	509	12/6/2010	12/6/2010	2 - 40
LH	Fort Smith, AR	953	1,610	252	—	10	5	953	1,620	257	2,830	458	11/1/2010	11/1/2010	2 - 40
LH	Jackson, TN	1,398	1,257	204	—	13	2	1,398	1,270	206	2,874	387	7/19/2010	7/19/2010	2 - 40
LH	Kingsland, GA	849	1,564	236	—	9	1	849	1,573	237	2,659	380	4/25/2011	4/25/2011	2 - 40
LH	Jonesboro, AR	902	1,704	234	—	6	1	902	1,710	235	2,847	423	4/25/2011	4/25/2011	2 - 40
LH	McAllen, TX	1,128	1,600	284	—	3	14	1,128	1,603	298	3,029	411	3/28/2011	3/28/2011	2 - 40
LH	Council Bluffs, IA	869	1,827	236	—	26	4	869	1,853	240	2,962	431	5/31/2011	5/31/2011	2 - 40
LH	Tupelo, MS	771	1,717	236	—	11	1	771	1,728	237	2,736	350	8/29/2011	8/29/2011	2 - 40
LH	Champaign, IL	1,499	1,725	267	—	4	3	1,499	1,729	270	3,498	370	10/10/2011	10/10/2011	2 - 40
LH	Rapid City, SD	965	1,869	252	—	2	2	965	1,871	254	3,090	430	10/10/2011	10/10/2011	2 - 40
LH	West Melbourne, FL	1,144	1,858	266	—	2	1	1,144	1,860	267	3,271	390	11/21/2011	11/21/2011	2 - 40
LH	Athens, GA	970	1,744	289	—	2	8	970	1,746	297	3,013	260	10/29/2012	10/29/2012	2 - 40
LH	Flowood, MS	1,088	1,803	327	34	—	2	1,122	1,803	329	3,254	396	2/6/2012	2/6/2012	2 - 40
LH	Deptford, NJ	1,799	1,694	287	—	3	1	1,799	1,697	288	3,784	320	3/26/2012	3/26/2012	2 - 40
LH	McAllen, TX	1,339	1,775	319	—	—	4	1,339	1,775	323	3,437	369	2/27/2012	2/27/2012	2 - 40
LH	Wilkes Barre, PA	859	2,227	278	—	6	1	859	2,233	279	3,371	147	1/27/2014	1/27/2014	2 - 40
LH	Morehead City, NC	975	1,941	340	—	2	1	975	1,943	341	3,259	258	1/14/2013	1/14/2013	2 - 40
LH	Columbus, MS	1,155	1,993	256	—	—	4	1,155	1,993	260	3,408	233	2/18/2013	2/18/2013	2 - 40
LH	Sandusky, OH	1,081	2,027	263	—	—	2	1,081	2,027	265	3,373	231	4/22/2013	4/22/2013	2 - 40
LH	Coralville, IA	953	2,135	288	—	—	—	953	2,135	288	3,376	241	5/13/2013	5/13/2013	2 - 40

FOUR CORNERS PROPERTIES SCHEDULE III SCHEDULE OF REAL EATATE ASSETS AND ACCUMULATED DEPRECIATION DECEMBER 31, 2014 (Dollars in thousands)
		Initial Cost to Company			Cost Capitalized Since Acquisition			Gross Carrying Value (2)				Accumulated Depreciation	Construction Date	Acquisition Date	Life on which Depreciation in latest Statement of Loss is Computed
Restaurant Property (1)	Location	Land	Buildings and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Total
LH	Cincinnati, OH	1,205	1,758	291	—	—	3	1,205	1,758	294	3,257	166	8/26/2013	8/26/2013	2 - 40
LH	Cleveland, TN	1,054	1,776	337	—	—	1	1,054	1,776	338	3,168	205	5/13/2013	5/13/2013	2 - 40
LH	Minot, ND	887	2,230	314	—	—	17	887	2,230	331	3,448	188	9/23/2013	9/23/2013	2 - 40
LH	Bethlehem, GA	936	1,684	286	—	—	2	936	1,684	288	2,908	108	1/20/2014	1/20/2014	2 - 40
WFG	San Antonio, TX	—	—	8	2,790	2,053	69	2,790	2,053	77	4,920	240	3/17/2008	11/14/2011	2 - 40
Total		$377,392	$587,443	$46,605	$24,363	$246,654	$85,490	$401,751	$834,112	$132,097	$1,367,960	$524,872

(1) OG refers to Olive Garden® properties.
BB refers to Bahama Breeze® properties.
S52 refers to Seasons 52® properties.
LH refers to LongHorn Steakhouse® properties.
WFG refers to the Wildfish Seafood Grille® property.

(2) Aggregate cost for income tax purposes is $1,325,610.

SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
(Dollars in thousands)

	December 31,
	2014	2013
Carrying Costs
Balance - beginning of year	$1,347,124	$1,279,877
Additions placed in service	20,836	67,247
Balance - end of year	$1,367,960	$1,347,124
Accumulated Depreciation
Balance - beginning of year	$478,371	$432,959
Depreciation	46,501	45,412
Balance - end of year	$524,872	$478,371

LONGHORN SAN ANTONIO BUSINESS
COMBINED BALANCE SHEETS
(In thousands)

	June 30, 2015	December 31, 2014
	(Unaudited)
ASSETS
Current assets:
Cash	$7	$7
Inventories	264	113
Prepaid expenses	54	62
Deferred income tax assets	51	38
Total current assets	376	220
Land, buildings and equipment, net of accumulated depreciation of $4,232 and $3,860, respectively	11,375	11,722
Other assets	7	7
Total assets	$11,758	$11,949

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable	$436	$450
Accrued payroll	115	136
Other accrued taxes	223	407
Other current liabilities	384	342
Total current liabilities	1,158	1,335
Deferred income taxes	1,008	1,033
Deferred rent	524	484
Other liabilities	94	99
Total liabilities	2,784	2,951
Parent company equity:
Parent company investment	8,974	8,998
Total parent company equity	8,974	8,998
Total liabilities and parent company equity	$11,758	$11,949
See accompanying notes to unaudited combined financial statements.

LONGHORN SAN ANTONIO BUSINESS
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2015	2014
Sales, net	$9,514	$9,026
Costs and expenses:
Food and beverage	3,882	3,608
Restaurant labor	2,440	2,312
Restaurant expenses	1,499	1,600
Selling, general and administrative	1,027	1,056
Depreciation	397	418
Total costs and expenses	9,245	8,994
Income before income taxes	269	32
Income tax (benefit)	(11)	(58)
Net income and comprehensive income	$280	$90
See accompanying notes to unaudited combined financial statements.

LONGHORN SAN ANTONIO BUSINESS
COMBINED STATEMENT OF CHANGES IN PARENT COMPANY EQUITY
(In thousands)
(Unaudited)

Parent Company Investment
Balance at December 31, 2014	$8,998
Net income and comprehensive income	280
Net transfers to parent	(304)
Balance at June 30, 2015	$8,974
See accompanying notes to unaudited combined financial statements.

LONGHORN SAN ANTONIO BUSINESS
COMBINED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2015	2014
Cash flows - operating activities
Net income and comprehensive income	$280	$90
Adjustments to reconcile net income and comprehensive income to cash flows used in operating activities:
Depreciation	397	418
Loss on disposal of land, building and equipment	—	3
Stock based compensation expense	85	10
Deferred income taxes	(38)	(69)
Changes in operating assets and liabilities:
Inventories	(151)	40
Prepaid expenses	8	(6)
Accounts payable	(14)	(72)
Accrued payroll	(21)	(12)
Other accrued taxes	(184)	(189)
Other current liabilities	40	68
Other assets and liabilities	(88)	(63)
Change in deferred rent liability	40	39
Net cash provided by operating activities	354	257
Cash flows - investing activities
Purchases of land, buildings and equipment	(50)	(15)
Net cash used in investing activities	(50)	(15)
Cash flows - financing activities
Net transfers to parent	(304)	(242)
Net cash used in financing activities	(304)	(242)
Change in cash	—	—
Cash - beginning of period	7	7
Cash - end of period	$7	$7
See accompanying notes to unaudited combined financial statements.

LONGHORN SAN ANTONIO BUSINESS
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The Separation
On June 23, 2015, Darden Restaurants, Inc. (“Darden”) announced its plan to separate its business into two separate and independent publicly traded companies: Darden, which will continue to operate a wide range of restaurant and dining options at various price points through its existing operations; and Four Corners Property Trust, Inc. (“Four Corners”), which will own, acquire and lease properties, on a triple-net basis, for use in the restaurant industry and potentially other industries. Upon effectiveness of Four Corners’ registration statement, Four Corners will also operate six LongHorn Steakhouse restaurants located in the San Antonio, Texas area subject to franchise agreements with Darden which will be executed at effectiveness (the “LongHorn San Antonio Business”). Any references to “Longhorn Steakhouse”, “the Company”, “we”, “us”, or “our” in these combined financial statements refers to LongHorn San Antonio Business operated as part of Darden.
Darden will accomplish the separation by effecting an internal restructuring that includes the establishment of Four Corners, a Maryland corporation and an indirect wholly-owned subsidiary of Darden. Four Corners was incorporated on July 2, 2015 and capitalized on July 16, 2015. Additionally, Four Corners Property Operating Partnership, LP and Kerrow Holdings, LLC will be established as wholly owned subsidiaries of Four Corners. Prior to the separation, Darden will contribute the equity of entities that hold 424 restaurant properties, 418 of which will be leased to Darden (the “Four Corners Properties”), across 44 states representing restaurant properties from five of Darden’s brands to Four Corners Property Operating Partnership, LP and the LongHorn San Antonio Business to Kerrow Holdings, LLC in exchange for cash and all of Four Corners‘ common stock. At the time of separation, Darden will distribute all of the outstanding shares of Four Corners common stock pro rata to the holders of Darden common stock (the “Spin-Off”).
The proposed Spin-Off is intended to take the form of a tax-free spin-off to Darden’s stockholders for U.S. federal income tax purposes, except for cash paid in lieu of fractional shares.
The Spin-off is contingent on the satisfaction or waiver of certain conditions, which include, but are not limited to: final approval of the transaction by Darden’s Board of Directors; receiving an opinion from Skadden, Arps, Slate, Meagher & Flom LLP with respect to the qualification of the Spin-Off as tax-free under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended; certain restructuring steps have been completed; U.S. Securities and Exchange Commission (the “SEC”) declaration that Four Corners‘ registration statement on Form 10 is effective; Four Corners common stock to be delivered in the Spin-Off has been accepted for listing on the NYSE subject to compliance with applicable listing requirements; and all required governmental and third-party approvals will have been obtained and be in full force and effect.
Prior to the Spin-Off, Four Corners and Darden will enter into a number of agreements to govern their relationship following the Spin-Off.
Operations
The LongHorn San Antonio Business operates in the full-service dining segment of the restaurant industry. At June 30, 2015, we owned and operated six LongHorn Steakhouse® brand name restaurants in the in the San Antonio, Texas area.
Basis of Presentation
These accompanying unaudited combined financial statements have been prepared on a stand-alone basis and are derived from Darden’s unaudited consolidated financial statements and underlying accounting records. The unaudited combined financial statements reflect our historical results of operations, financial position and cash flows as though we were part of Darden prior to the distribution, in conformity with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the SEC. Accordingly, the unaudited combined financial statements do not include all of the disclosures required by GAAP for a complete set of annual audited financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of our financial position as of June 30, 2015 and our results of operations and cash flows for the six months ended June 30, 2015 and 2014 have been included. Operating results for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015. The unaudited combined financial statements should be read in conjunction with the audited financial statements and combined notes thereto.
The combined financial statements include all revenues and costs allocatable to us either through specific identification or allocation, and all assets and liabilities directly attributable to us as derived from the operations of the restaurants. The

LONGHORN SAN ANTONIO BUSINESS
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS (continued)

combined statements of comprehensive income include allocations of certain costs from Darden incurred on our behalf. There were no intercompany transactions to eliminate in combination. See Note 2 - Related Party Transactions for a further description of allocated expenses.
Seasonality
Our sales volumes fluctuate seasonally. Typically, our average sales per restaurant are highest in the spring and winter, followed by the summer, and lowest in the fall. Holidays, changes in the economy, severe weather and similar conditions may impact sales volumes seasonally. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full year.
NOTE 2 - RELATED PARTY TRANSACTIONS
Allocation of Corporate Expenses
We have historically been managed in the normal course of business by Darden and its subsidiaries. We have included all direct costs incurred in connection with our operations for which specific identification was practical. Additionally, certain shared costs have been allocated to us and reflected as expenses in the stand-alone combined financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical Darden expenses allocatable to us for purposes of the stand-alone financial statements; however, the expenses reflected in the combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if we had operated as a separate, stand-alone entity. Management does not believe, however, that it is practicable to estimate what these expenses would have been had we operated as separate, stand-alone entity, including any expenses associated with obtaining any of these services from unaffiliated entities. Actual costs that would have been incurred had we been a stand-alone entity would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. In addition, the expenses reflected in the combined financial statements may not be indicative of expenses that will be incurred by us in the future.
The costs allocated to us were made on the basis of operating weeks, net sales or other relevant measures. Corporate expense allocations primarily relate to centralized corporate functions, including advertising, finance, accounting, treasury, tax, legal, internal audit, human resources, facilities, risk management functions, employee benefits and stock based compensation (except for specifically identified stock-based compensation benefits). In addition, corporate expenses include, among other costs, maintenance of existing software, technology and websites, development of new or improved software technology, professional fees for legal, accounting, and financial services, non-income taxes and reserves or expenses related to litigation, investigations, or similar matters. Corporate allocations of $539 thousand and $567 thousand were allocated to us for the six months ended June 30, 2015 and 2014, respectively, and have been included within selling, general and administrative expenses in the combined statements of comprehensive income. All of the corporate allocations of costs are deemed to have been incurred and settled through parent company equity in the period where the costs were recorded. Following the Spin-Off, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by Darden under transition services agreements.
Cash Management and Treasury
Darden uses a centralized approach to cash management and financing of operations. Our cash is deposited into our depository bank account on a regular schedule and Darden “sweeps” our account nightly to a zero balance, moving the funds to Darden’s corporate account. Darden also funds our operating and investing activities as needed. Transfers of cash both to and from Darden (including year-end receivable or payable balances) are included within parent company investment on the combined statements of changes in parent company equity. Interest costs for intercompany borrowings associated with major capital outlays for the construction of land, buildings, and equipment associated with opening restaurants or significant remodelings, are charged to the restaurants. We have not included any interest charges for intercompany cash transactions, since historically, Darden has not allocated interest related to short term working capital intercompany advances to any of its businesses. Darden has issued debt for general corporate purposes and acquisitions but in no case has any such debt been guaranteed or assumed by LongHorn San Antonio Business or otherwise secured by the assets of LongHorn San Antonio Business. Aside from the aforementioned capital outlays, as Darden’s debt and related interest is not directly allocatable to us, these amounts have not been reflected in these combined financial statements.

LONGHORN SAN ANTONIO BUSINESS
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS (continued)

NOTE 3 - INCOME TAXES
Income taxes settled through parent company equity were expenses of $27 thousand and $11 thousand for the six months ended June 30, 2015 and 2014, respectively.
The effective income tax rate was a benefit of 4.1 percent and 181.3 percent for the six months ended June 30, 2015 and 2014, respectively. The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate included in the accompanying combined statements of comprehensive income (loss):

	Six Months Ended June 30,
	2015	2014
U.S. statutory rate	34.0%	34.0%
State and local income taxes, net of federal tax benefits	2.6	20.8
Benefit of federal income tax credits	(57.3)	(312.0)
Permanent differences	16.6	75.9
Effective income tax rate	(4.1)%	(181.3)%
The decrease in the effective income tax rate for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 is primarily attributable to an increase in earnings before income taxes.
NOTE 4 - COMMITMENTS AND CONTINGENCIES
We are subject to private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. A number of these lawsuits, proceedings and claims may exist at any given time. These matters typically involve claims from guests, employee wage and hour claims and others related to operational issues common to the restaurant industry. We record our best estimate of a loss when the loss is considered probable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the lawsuits, proceedings or claims. While the resolution of a lawsuit, proceeding or claim may have an impact on our financial results for the period in which it is resolved, we believe that the maximum liability related to probable lawsuits, proceedings and claims in which we are currently involved, individually and in the aggregate, will not have a material adverse effect on our financial position, results of operations or liquidity.
NOTE 5 - SUBSEQUENT EVENTS
We evaluate subsequent events in accordance with FASB ASC Topic 855, Subsequent Events. Subsequent events were evaluated through the date on which these financial statements were available to be issued.

FOUR CORNERS PROPERTIES
COMBINED BALANCE SHEETS
(In thousands)

	June 30, 2015	December 31, 2014
	(Unaudited)
ASSETS
Land, buildings and equipment, net of accumulated depreciation of $547,293 and $524,872, respectively	$827,322	$843,088
Total assets	$827,322	$843,088

LIABILITIES AND PARENT COMPANY EQUITY
Liabilities:
Deferred income taxes	$77,829	$60,174
Total liabilities	77,829	60,174
Parent company equity:
Parent company investment	749,493	782,914
Total parent company equity	749,493	782,914
Total liabilities and parent company equity	$827,322	$843,088
See accompanying notes to combined financial statements.

FOUR CORNERS PROPERTIES
NOTES TO UNAUDITED COMBINED BALANCE SHEETS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The Separation
On June 23, 2015, Darden Restaurants, Inc. (“Darden”) announced its plan to separate its business into two separate and independent publicly traded companies: Darden, which will continue to operate a wide range of restaurant and dining options at various price points through its existing operations; and Four Corners Property Trust, Inc. (“Four Corners”), which will own, acquire and lease properties, on a triple-net basis, for use in the restaurant industry and potentially other industries. Any references to “the Company”, “we”, “us”, or “our” refers to Four Corners Properties operated as part of Darden.
Darden will accomplish the separation by effecting an internal restructuring that includes the establishment of Four Corners, a Maryland corporation and an indirect wholly-owned subsidiary of Darden. Four Corners was incorporated on July 2, 2015 and capitalized on July 16, 2015. Additionally, Four Corners Property Operating Partnership, LP and Kerrow Holdings, LLC will be established as wholly owned subsidiaries of Four Corners. Prior to the separation, Darden will contribute the equity of entities that hold 424 restaurant properties, 418 of which will be leased to Darden (the “Four Corners Properties”), across 44 states representing restaurant properties from five of Darden’s brands to Four Corners Property Operating Partnership, LP and the LongHorn San Antonio Business to Kerrow Holdings, LLC in exchange for cash and all of Four Corners common stock. At the time of separation, Darden will distribute all of the outstanding shares of Four Corners common stock pro rata to the holders of Darden common stock (the “Spin-Off”).
The proposed Spin-Off is intended to take the form of a tax-free spin-off to Darden’s stockholders for U.S. federal income tax purposes, except for cash paid in lieu of fractional shares.
The Spin-off is contingent on the satisfaction or waiver of certain conditions, which include, but are not limited to: final approval of the transaction by Darden’s Board of Directors; receiving an opinion from Skadden, Arps, Slate, Meagher & Flom LLP with respect to the qualification of the Spin-Off as tax-free under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended; certain restructuring steps have been completed; U.S. Securities and Exchange Commission (the “SEC”) declaration that Four Corners‘ registration statement on Form 10 is effective; Four Corners common stock to be delivered in the Spin-Off has been accepted for listing on the NYSE subject to compliance with applicable listing requirements; and all required governmental and third-party approvals will have been obtained and be in full force and effect.
Effective immediately upon the Spin-Off, Four Corners and Darden will enter into certain leases, under which Darden will lease the Four Corners Properties from Four Corners on a triple-net basis. Prior to the Spin-Off, Four Corners and Darden will enter into a number of agreements to govern their relationship following the Spin-Off.
Operations
Four Corners Properties will be engaged in the ownership, acquisition and leasing, on a triple-net basis, of restaurant and retail properties. We intend to elect and qualify to be subject to tax as a REIT commencing with our taxable year beginning January 1, 2016. Subsequent to the Spin-Off and prior to the effective date of our REIT election, we will be taxed as a C Corporation.
Basis of Presentation
The accompanying unaudited combined balance sheet presents the restaurant property assets and liabilities that will be transferred to Four Corners Properties in the planned separation and spin-off as though we were part of Darden prior to the distribution, in conformity with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the SEC. Accordingly, the unaudited combined financial statements do not include all of the disclosures required by GAAP for a complete set of annual audited financial statements. There were no intercompany transactions to eliminate in combination. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of our financial position as of June 30, 2015 have been included. The unaudited combined financial statements should be read in conjunction with the audited financial statements and combined notes thereto.
The accompanying unaudited combined balance sheet reflects Darden’s historical carrying value of the assets and liabilities as of the financial statement date consistent with the accounting for spin-off transactions in accordance with GAAP.

FOUR CORNERS PROPERTIES
NOTES TO UNAUDITED COMBINED BALANCE SHEETS

NOTE 2 - INCOME TAXES
The tax effects of temporary differences that gave rise to the deferred tax liabilities were related to the buildings and equipment and were $77.8 million and $60.2 million as of June 30, 2015 and December 31, 2014, respectively.
NOTE 3 - SUBSEQUENT EVENTS
We evaluate subsequent events in accordance with FASB Accounting Standards Codification Topic 855, Subsequent Events. Subsequent events were evaluated through the date on which these financial statements were issued.